Form 10-K405, Exhibit 13
period 1995-12-31
LOCKHEED MARTIN CORP
filed 1996-03-13
CIK 936468

                                                                Exhibit 13





                                Mission Success



Our Commitment to achieve superior performance and total customer satisfaction in every goal we set and every task we undertake

                             [Photo Appears Here]

--------------------
Financial Highlights
--------------------

--------------------------------------------------------------------------------
In millions, except per share data               1995              1994
--------------------------------------------------------------------------------
Net sales                                     $22,853           $22,906
Earnings before cumulative                        682(a)          1,055(b)
effect of change in accounting
--------------------------------------------------------------------------------
Net earnings                                     682(a)           1,018(b)(c)
--------------------------------------------------------------------------------
Earnings per common share,                      3.05(a)            4.66(b)(c)
assuming full dilution
--------------------------------------------------------------------------------
Cash dividends per                               1.34              1.14
common share
--------------------------------------------------------------------------------
Total assets                                   17,648            18,049
--------------------------------------------------------------------------------
Debt:
Current maturities                                722               285
Long-term                                       3,010             3,594
--------------------------------------------------------------------------------
Shareholders' equity                            6,433             6,086
--------------------------------------------------------------------------------
Negotiated backlog                             41,125            42,232
--------------------------------------------------------------------------------

See notes 1,2,4, and 10 to the Consolidated Financial Statements.

(a) Earnings for 1995 include the effects of pretax charges totaling $690 million for merger related and consolidation expenses. These charges reduced net earnings by $436 million, or $1.96 per common share.

(b) Earnings for 1994 include the favorable effects of two significant nonrecurring transactions: a $118 million pretax gain from an initial public offering of a portion of the common stock of a subsidiary and the receipt of a $50 million acquisition termination fee. These nonrecurring transactions increased net earnings by $70 million, or $.32 per common share, and $30 million, or $.14 per common share, respectively.

(c) Effective January 1, 1994, the Corporation changed the method of accounting for its ESOP. This change resulted in a cumulative effect adjustment which reduced net earnings for 1994 by $37 million, or $.17 per common share.


Contents

To Our Shareholders        2
Vision Statement           7
Operating Companies        8
Operating Highlights
  Aeronautics Sector      14
  Electronics Sector      20
  Energy & Environment    26
  Sector
  Information &           31
  Technology Services
  Sector
  Space & Strategic       37
  Missiles Sector
Financial Information     43
Corporate Directory       78
General Information       80

Dear Fellow Shareholders

A key measure of Lockheed Martin's mission success during 1995 was our record for meeting major program milestones and commitments.

[PHOTO APPEARS HERE]

By any measure, 1995 was an extraordinarily successful year. The ambitious merger of Lockheed and Martin Marietta, which we embarked upon just one year ago, has surpassed expectations on almost every front: We met or exceeded all financial targets, achieved nearly 100 percent mission success, captured vital new business and made tangible progress toward realizing significant cost savings. In addition, we have expanded our opportunities by recently entering into a strategic agreement to acquire Loral's defense electronics and systems integration businesses. This outstanding record is attributable to Lockheed Martin's 160,000 men and women whose commitment, performance and willingness to lead and to change have set a new standard.

Financial Results

In 1995, Lockheed Martin's financial strength further improved; both cash flow and income were better than expectations. Net earnings were $1.12 billion (excluding $436 million in merger related and consolidation charges), an increase of 17 percent over 1994 earnings (adjusted for non-operating items). On the same basis, 1995 fully diluted earnings per share were $5.01, or 14.6 percent better than the previous year.

    Significantly, Lockheed Martin's ongoing emphasis on strong cash management paid off with $882 million in free cash flow during 1995, which we applied in several ways to enhance shareholder value, including paying dividends, reducing debt, internal growth, acquisitions and repurchasing 2.3 million shares of common stock.

    In our first year of operation, sales were steady at $22.85 billion versus $22.90 billion for 1994. We ended the year with a healthy backlog of $41 billion.

    This strong overall financial performance was clearly reflected in the investment community's confidence in Lockheed Martin stock, which increased in value by more than 78 percent during 1995. The total shareholder return for 1995, including dividend reinvestment, topped 81 percent, well above market averages.

Mission Success

"Mission Success" expresses Lockheed Martin's commitment to achieve superior performance and total customer satisfaction in every goal we set and every task we undertake. A key measure of Lockheed Martin's mission success during 1995 was our record for meeting major program milestones and commitments. Just in terms of strategic and tactical missile firings, space vehicle launches, satellites delivered on orbit, aircraft first flights, and Space Shuttle missions -- which totaled 215 during the year -- the men and women of Lockheed Martin achieved an extraordinary 96 percent success rate. This outstanding performance was reflected in excellent customer award fee ratings.

    In our first year of operation, we also dealt with a few disappointments. The first test flight of our new small launch vehicle was unsuccessful, and we lost some competitions. We gained valuable insights for the future from these experiences and redoubled our commitment to achieve 100 percent mission success as we go forward.

Competitive Performance

In 1995, Lockheed Martin turned in an impressive record of new business awards. Our win rate was over 60 percent of the number of major competitive bids pursued and just under 60 percent of the dollar value bid. This is a record which far surpasses industry averages. Capturing vital new business across the spectrum of our products and services, for both government and commercial customers worldwide, demonstrates Lockheed Martin's broad technological capabilities and competitive strengths. Significantly, several major new business awards resulted from synergies and system solutions realized from our merger.

    The Operating Highlights portion of our report details Lockheed Martin's numerous specific business achievements throughout the year. From a broad strategic viewpoint, we:

 . Positioned our launch vehicle, satellite and space vehicle ground operations businesses to provide customers with total system solutions, unmatched by our competitors.
 .  Reinforced our position in U.S. military aircraft and continued to expand internationally.
 . Substantially strengthened our position in growing information systems businesses, both government and commercial, with advanced technology products and services.
 .  Improved our competitive position in defense electronics businesses and created market demand for next generation systems.
 . Maintained our role as the Department of Energy's single largest services provider, while gaining greater presence in the environmental remediation area.
 . Enhanced our international business base, which accounts for more than 15 percent of total sales, through synergies, strong in-country presence and relationships with international partners.

Consolidation

On June 26, just three months after our merger and on our original schedule, we announced a corporate-wide consolidation plan, which carries out Lockheed Martin's commitment to maximize efficiencies, improve global competitiveness, expand long-term employment prospects and enhance shareholder value. By year end, we had met all key decision dates; all consolidation

                             [PHOTO APPEARS HERE]

Daniel M. Tellep
Chairman

Norman R. Augustine
President and
Chief Executive Officer


activities are on or ahead of schedule; and we had made substantive progress toward realizing the significant cost savings anticipated. In the first five years of the plan, we expect to realize net savings of about $5 billion; when fully implemented, by 1999, we expect to achieve annual savings of $1.8 billion. By increasing economies of scale, capitalizing on corporate-wide synergies and leveraging our added financial strength, consolidation will benefit shareholders, customers and employees.

Management Succession

Toward the end of Lockheed Martin's first year of operation, we also implemented the succession plan we set in place in the August 1994 agreement to merge. As part of this transition, Dan Tellep retired as chief executive officer effective January 1, 1996 and will continue throughout 1996 as chairman of the board. Norm Augustine, previously president, is now president and chief executive officer and will also serve as vice chairman of the board of directors. Vance Coffman was elected to the new position of executive vice president and chief operating officer, effective January 1, 1996. Vance was formerly president of the Corporation's Space & Strategic Missiles Sector and is succeeded in that position by Mel Brashears, previously executive vice president of Lockheed Martin Missiles & Space. This orderly transition helps to ensure the continued smooth evolution of our merger and strong management continuity in pursuing our strategic goals.

    Other key management changes during 1995 were the retirements of Lockheed Martin executive vice presidents, A. Thomas Young and Vincent N. Marafino, following long and distinguished careers during which they made valuable contributions to our heritage Martin Marietta and Lockheed companies, respectively. Vince will continue as a member of the Lockheed Martin board of directors.

Strategic Combination with Loral

In January 1996, Lockheed Martin and Loral announced a strategic combination to solidify our industry leadership position for the 21st century. When the transaction is complete, Lockheed Martin's annual sales will approach $30 billion with a total backlog in excess of $50 billion, and we expect to generate between $1.5 billion and $2.0 billion in free cash annually. The Loral transaction is the "set piece" for our business portfolio, effectively balancing Lockheed Martin's prodigious strengths in major platform systems with additional capabilities in electronics, information systems and systems integration.

    Under key terms of the agreement, Loral's defense electronics and systems integration businesses are integrated with those of Lockheed Martin, which also holds a 20 percent equity position in the newly formed Loral Space & Communications, expected to become one of the two or three leaders in the fast-growing space communications industry. A major benefit in the agreement is continued participation of Loral's senior management in our new enterprise. Loral chairman and chief executive officer, Bernard Schwartz, will serve as a vice chairman of the Lockheed Martin board of directors, along with Norm Augustine. Loral president and chief operating officer, Frank Lanza, will join Lockheed Martin's board of directors and serve as an executive vice president and co-chief operating officer with Vance Coffman. Frank also will serve as acting president of the new Tactical Systems Sector, initially comprising the Loral businesses. This strong executive team will help to ensure a smooth transition and should further enhance our ability to deliver shareholder value in 1996 and beyond.

Looking Ahead

Lockheed Martin's plan for maximizing shareholder value includes ongoing cost reductions, continuing margin expansion, strong positive cash flow and opportunistic portfolio shaping. Major focus will be placed on debt reduction. In 1995, we also announced broadly based executive stock ownership guidelines, under which senior managers are expected over time to invest various multiples of their compensation in Lockheed Martin stock. We believe this plan will further incentivize management to continue pursuing shareholder value growth.

    In carrying out the Lockheed Martin merger, we successfully integrated several different cultures and today are operating as one fully integrated company. A notable accomplishment is that, in less than a year, we have blended two strong ethics programs into one which is among the strongest in any industry. We also launched a comprehensive compliance program tailored to the various operating environments of all our businesses. Lockheed Martin's success, as always, will depend on our continued adherence to the highest standards of ethical conduct at every level, which is our uncompromising pledge to our colleagues, customers, shareholders, suppliers and the public.

    Lockheed Martin is opening a new chapter in the future of our industry. Success in our extremely competitive, diverse global business depends on the intelligence, intensity and integrity with which we pursue our goals. We take on this enormous challenge with enthusiasm and a sense of stewardship for the future of our many heritage companies and the men and women who are committed daily to mission success.

    We also thank all of our shareholders for your continued support.


February 9, 1996


/s/ Daniel M. Tellep

Daniel M. Tellep
Chairman


/s/ Norman R. Augustine

Norman R. Augustine
President and Chief Executive Officer

                             [PHOTO APPEARS HERE]


                               Vision Statement

                       Our vision is for Lockheed Martin
                       to be recognized as the world's premier
                       systems engineering and technology
                       enterprise. Our mission is to build on
                       our aerospace heritage to meet the needs of our customers with high-quality products and services. And, in so doing, produce superior returns for our shareholders and foster growth and achievement for our employees.


Sector                                                              Operating Companies
------------------------------------------------------------------------------------------------------------------------
Aeronautics                                      . Lockheed Martin                        . Lockheed Martin
                                                   Skunk Works                              Aeronautics International
[PHOTO APPEARS HERE]                               Palmdale, California                     Ontario, California

James A. Blackwell, Jr.                          . Lockheed Martin                        . Lockheed Martin
President and Chief Operating Officer              Aircraft Center                          Logistics Management
                                                   Greenville, South Carolina               Arlington, Texas

                                                 -----------------------------------------------------------------------
Electronics                                      . Lockheed Martin                        . Lockheed Martin
                                                   Armament Systems                         Control Systems
[PHOTO APPEARS HERE]                               Burlington, Vermont;                     Binghamton, New York;
                                                   Milan, Tennessee                         Fort Wayne, Indiana
Thomas A. Corcoran
President and Chief Operating Officer            . Lockheed Martin                        . Lockheed Martin
                                                   Communications Systems                   Defense Systems
                                                   Camden, New Jersey                       Pittsfield, Massachusetts

                                                 -----------------------------------------------------------------------
Energy                                           . Lockheed Martin                        . Lockheed Martin
& Environment                                      Energy Systems                           Idaho Technologies
                                                   Oak Ridge, Tennessee                     Idaho Falls, Idaho
[PHOTO APPEARS HERE]
                                                 . Lockheed Martin                        . Sandia Corporation
Albert Narath                                      Energy Research Corp.                    A Lockheed Martin Company
President and Chief Operating Officer              Oak Ridge, Tennessee                     Albuquerque, New Mexico

                                                 . Innovative Ventures Corp.
                                                   Oak Ridge, Tennessee

                                                 -----------------------------------------------------------------------
Information                                      . Lockheed Martin IMS                    . Lockheed Martin
& Technology                                       Teaneck, New Jersey                      Space Operations
Services                                                                                    Titusville, Florida
                                                 . Lockheed Martin
[PHOTO APPEARS HERE]                               Management & Data Systems              . Lockheed Martin
                                                   Valley Forge, Pennsylvania;              Enterprise Information
Peter B. Teets                                     Reston, Virginia                         Systems
President and Chief Operating Officer                                                       Orlando, Florida
                                                 . Lockheed Martin
                                                   Manned Space Systems                   . Lockheed Martin
                                                   Michoud, Louisiana                       Information Systems
                                                                                            Orlando, Florida

                                                 -----------------------------------------------------------------------
Space                                            . Lockheed Martin                        . Lockheed Martin
& Strategic                                        Missiles & Space                         Astronautics
Missiles                                           Sunnyvale, California                    Denver, Colorado

[PHOTO APPEARS HERE]

Vance D. Coffman*

*As of January 1, 1996, Vance Coffman assumed the new post of executive vice president and chief operating officer. Melvin Brashears succeeded Mr. Coffman as president and chief operating officer of the Space & Strategic Missiles Sector.

--------------------------------------------------------
 . Lockheed Martin                 . Lockheed Martin
  Aeronautical Systems              Aero & Naval Systems
  Marietta, Georgia                 Baltimore, Maryland

 . Lockheed Martin
  Tactical Aircraft Systems
  Fort Worth, Texas

--------------------------------------------------------------------------------------------
 . Lockheed Martin                 . Lockheed Martin                . Lockheed Martin
  Electronics & Missiles            Ocean, Radar &                   Advanced Technology
  Orlando and Ocala, Florida;       Sensor Systems                   Laboratories
  Troy, Alabama                     Syracuse and Utica,              Camden, New Jersey
                                    New York
 . Lockheed Martin                                                  . Lockheed Martin Canada
  Government Electronic           . Sanders                          Kanata, Ontario, Canada
  Systems                           Nashua, New Hampshire
  Moorestown, New Jersey                                           . AV Technology, LLC
                                                                     Chesterfield, Michigan

-----------------------------------------------------------------------------------------
 . Lockheed Martin                 . Lockheed Martin                . Lockheed Martin
  Environmental Systems &           Utility Services                 Specialty Components
  Technologies                      Bethesda, Maryland               Largo, Florida
  Houston, Texas
                                  . Technology Ventures Corp.
 . Lockheed Martin                   Albuquerque, New Mexico
  Nevada Technologies, Inc.
  Las Vegas, Nevada

-----------------------------------------------------------------------------------------------------------------------------------
  Lockheed Martin                   Lockheed Martin                . Formtek                        . Lockheed Martin
  Services Group                    Commercial Systems Group         A Lockheed Martin Company        Integrated Business Solutions
                                                                     Pittsburgh, Pennsylvania;        Orlando, Florida
 . KAPL                            . Access Graphics                  Palo Alto, California
  A Lockheed Martin Company         A Lockheed Martin Company                                       . Real 3D
  Niskayuna and West Milton,        Boulder, Colorado              . Lockheed Martin                  Orlando, Florida
  New York;                                                          Commercial Electronics
  Windsor, Connecticut            . CalComp                          Hudson, New Hampshire
                                    A Lockheed Martin Company
 . Lockheed Martin                   Anaheim, California            . MountainGate
  Services                                                           A Lockheed Martin Company
  Cherry Hill, New Jersey;                                           Reno, Nevada
  Houston, Texas

---------------------------------------------------------
 . Lockheed Martin                 . Lockheed Martin
  Astro Space Commercial            Technical Operations
  Sunnyvale, California             Sunnyvale, California



Subsidiaries and Other Investments

 .  Martin Marietta Materials, Inc.
 .  Airport Group International, Inc.
 .  Space Imaging, Inc.
 .  Lockheed Martin Finance Corp.
 .  M4 Environmental, L.P.
 .  Oak Ridge, Tennessee

                             [PHOTO APPEARS HERE]


From the depths of the Earth's oceans to the far reaches of space Lockheed Martin products and services set the standard for industry leadership in aircraft, energy and environmental remediation, missiles, electronics, information systems, spacecraft and launch vehicles. Every day, our talented and dedicated employees utilize innovative technologies and redefine what is possible.

                             [PHOTO APPEARS HERE]

                             [PHOTO APPEARS HERE]

                             [PHOTO APPEARS HERE]

------------------
Aeronautics Sector
------------------

The F-22 is designed to dominate the air combat arena by integrating stealth, supercruise and advanced avionics.

[PHOTO APPEARS HERE]

In 1995, Lockheed Martin Aeronautics Sector successfully pursued a strategy that sets the stage for continued profitability and enhanced competitiveness. Aeronautics enters 1996 as a major force ready to grow its core lines of military aircraft business as well as expand into related domestic and international markets.

    In an environment of declining defense budgets worldwide, the Aeronautics Sector retains a leading competitive position in the military aircraft market due to the breadth of its businesses, the capabilities of its products and the success of its lean manufacturing initiatives. In addition, the Aeronautics Sector has a strong international sales base with effective in-country presence in key areas.

    The U.S. Air Force F-22 is a high priority tactical aircraft program. It completed a highly successful Critical Design Review in 1995. The F-22 team began fabrication and assembly, and the first flight of the Engineering and Manufacturing Development aircraft is expected in mid-1997. The F-22 is slated to replace the aging F-15 in the air superiority role in the 21st century and bring precision ground attack capability to the battlefield.

    The F-22 is designed to dominate the air combat arena by integrating stealth, supercruise and advanced avionics. It will operate freely in the increasingly lethal surface-to-air and air-to-air missile environment, even when outnumbered. The F-22 is the key to theater air defense strategy; it allows allied forces to attack enemy ballistic and cruise missiles on the launcher or during boost phase. The aircraft's impressive ground attack capabilities are designed to provide a new level of versatility to future Joint Force Commanders. Production of 442 aircraft is expected to begin in 1998.

    Lockheed Martin is pursuing a range of tactical aircraft program opportunities that include additional F-16 sales to international customers as well as the U.S. Air Force, a series of F-16 derivatives, and development of concepts for the future Joint Advanced Strike Technology (JAST) aircraft.

    International sales of the F-16 fighter are a major factor in the Aeronautics Sector's financial strength. At year end, Tactical Aircraft Systems delivered the 3,500th F-16 and had a firm backlog of 414 F-16 orders worth about $6 billion, including aircraft to be produced for Taiwan, Turkey, South Korea, Greece and Singapore. Japan's FS-X, an F-16 derivative, successfully completed its

                             [PHOTO APPEARS HERE]


The F-22 is the next generation air superiority fighter. The F-22 cockpit mockup, here, illustrates the sophistication of this 21st century aircraft.

                             [PHOTO APPEARS HERE]


Making its debut on October 18, 1995, the C-130J is attracting the attention of U.S. and international military transport customers. The United Kingdom and Australia have selected the J as their next generation airlifter.

                             [PHOTO APPEARS HERE]
first flight in October. Tactical Aircraft Systems is assisting the prime contractor, Mitsubishi Heavy Industries, in development and production of the FS-X aircraft. The Japanese government is expected to announce full production of the FS-X in 1996.

    Today's F-16 aircraft is the product of seven major upgrades, and the U.S. Air Force is planning additional F-16 capability improvements as part of its Fighter Configuration Plan. Congress took the first step toward meeting the force sustainment need by including funds for six F-16s in the 1996 defense budget. Lockheed Martin also proposed the F-16 program as a pilot plant project for acquisition reform during 1995, estimating an additional 15 percent cost savings for future F-16s by applying commercial practices to contracting and production. Implementation could begin in 1996, pending government direction.

    Lockheed Martin is competing to develop concepts for the next major fighter program, JAST, a common, affordable joint strike fighter for the U.S. Air Force, Navy, Marines and British Royal Navy. Lockheed Martin Tactical Aircraft Systems is coordinating the Corporation's overall JAST effort, which applies technical expertise from companies throughout the Aeronautics Sector.

    In 1995, the Aeronautics Sector conducted propulsion and wind tunnel tests with a large-scale model representing the short-takeoff and vertical-landing version of its JAST aircraft concept. Lockheed Martin Skunk Works built the model, accomplishing this phase of the competition on schedule and within budget. In 1996, the government is scheduled to select two contractors to build JAST demonstrator aircraft, with first flights expected before 1999.

    In the military transport market, interest in the C-130J Hercules program is increasing among international and U.S. government customers. The United Kingdom and Australia have selected the C-130J as their next generation airlifter, and numerous international air forces have requested pricing data on airlift, tanker and airborne early warning variants of this versatile aircraft. To date, Lockheed Martin has delivered more than 2,100 C-130s, and 64 countries fly the C-130 Hercules aircraft for troop and equipment transport, humanitarian aid missions and disaster relief.

    The advanced C-130J utilizes fully integrated digital avionics and dual mission computers; head-up displays for both pilots; a new, highly efficient propulsion system; and all-composite, six-bladed propellers. The U.S. Air Force executed a commercial-type contract for its initial buy of C-130Js. In concert with Defense Department acquisition reform goals, the C-130J program was designated a commercial off-the-shelf item and is a regulatory pilot program.

    In 1995, we delivered eight P-3 aircraft to the Republic of Korea Navy, the 14th nation to select the P-3 for its maritime patrol requirements. We submitted a P-3 Orion-2000 proposal to the United Kingdom's Replacement Maritime Patrol program. The United Kingdom anticipates replacing its aging fleet of Nimrod aircraft with up to 25 new maritime patrol airplanes. Lockheed Martin is offering a modernized version of the P-3, incorporating new engines, a glass cockpit and an advanced mission avionics system. In an example of the new Corporation's synergy, the Aeronautics and Electronics Sectors are jointly studying development of an advanced, low-cost airborne early warning and control suite that could be used on either the C-130 or the P-3 as an adjunct to AWACS for the international market.

    Lockheed Martin Skunk Works, a national asset since its inception during World War II, is a world leader in advanced aircraft design and low-observable technology. In 1995, the Skunk Works refurbished two SR-71A Blackbird reconnaissance aircraft for the U.S. Air Force and unveiled DarkStar, a low-observable, unpiloted air vehicle developed jointly with Boeing. DarkStar is designed to provide near real-time, continuous, all-weather, wide-area surveillance in support of tactical battlefield commanders.

    The Skunk Works' technology leadership also extends to space. NASA selected Lockheed Martin as one of three competitors for Phase I of the X-33 program, a subscale version of a single-stage-to-orbit reusable launch vehicle. NASA is expected to make a downselect this year and launch the first prototype in 1999.

    As part of our corporate-wide consolidation plan, we restructured Lockheed Martin Aircraft Services as a division within the Skunk Works. In 1995, Aircraft Services delivered 18 heavily-modified special mission C-130s to the Air Force and other customers. Modification work began on A-4M Skyhawk fighters for Argentina, and Lockheed Argentina began operating the former government modification facility at Cordoba. Lockheed Martin Aircraft Center, in Greenville, South Carolina, will continue to pursue modification, maintenance and contractor logistics support programs. The newly created Aeronautics International is developing a strategy to market and manage offshore modification and maintenance companies, as well as selected joint ventures.

    In 1995, Lockheed Martin was at the forefront of the depot privatization initiative. Led by Lockheed Martin Logistics Management, a 34-member team was formed to examine the business potential of privatization. Initial efforts have focused on the Air Logistics Centers at Kelly Air Force Base in San Antonio and McClellan Air Force Base in Sacramento. Lockheed Martin's efforts are expected to position the Corporation to win new business opportunities as the Air Force institutes pilot programs for these depots.

    Aeronautics Sector's Aero & Naval Systems production of General Electric CF6 thrust reversers remained strong in 1995 with production deliveries exceeding plans. The CF6 overhaul and repair business doubled in 1995 and is expected to grow in 1996 due to nacelle work for U.S. Air Force KC-10 aircraft and four new airline customers. The improved quality and efficiency of composite thrust reversers produced for Pratt & Whitney 4168 engines has resulted in an excellent flight service record.

    Aero & Naval's MK-41 Vertical Launching System continues to exceed production schedules and meet mission success goals, including 13 combat firings in support of NATO peacekeeping. The Turkish Navy has become the first customer to buy the new shortened tactical version of the MK-41, opening a new market for smaller classes of ships around the world.

    The Aeronautics Sector is implementing a thorough, long-range strategy to remain the leader in its lines of business, as well as to grow in a declining industry. Continued emphasis on technological innovation, international sales and a lean, effective organization is expected to yield continued success in the marketplace and contribute to shareholder value well into the next century.

------------------
Electronics Sector
------------------

The Electronics Sector's growth strategy focuses on preserving its traditional business base, while expanding its global defense electronics and related commercial businesses.

[PHOTO APPEARS HERE]

Lockheed Martin Electronics Sector moved aggressively in 1995 to capture several new contracts amid intensifying competition in the global defense electronics marketplace. A strong win rate and outstanding program performance reflected Electronics' dedication to be a growing market-driven, global business. The organization made strides toward its vision of an enterprise in which "the whole is greater than the sum of its parts" by leveraging across its business units its strengths in terms of market position, ability to reduce costs, employee skills and best practices.

    Indicative of effective Lockheed Martin synergy is the U.S. Army's selection of Lockheed Martin for the project definition/validation phase of the multi-billion dollar Corps SAM/MEADS air defense program. The Lockheed Martin team, led by Electronics & Missiles, includes six Lockheed Martin companies and laboratory operations. An international program to provide ground forces with an effective defense against tactical ballistic and cruise missiles and other threats, the Corps SAM/MEADS team also includes three European partners.

    Another example of synergy benefits is the contract award to Lockheed Martin Control Systems for the avionics systems' central computer on the C-17 Globemaster III aircraft. Sanders is a major subcontractor to Control Systems, providing the central processing unit.

    Other major competitive wins in 1995 added to Electronics' portfolio of business. Electronics & Missiles, on a team led by Westland Helicopter of Yeovil, England, is to provide fire control, missile, night vision and targeting systems for 67 Apache helicopters for the British Army. The potential business from this program is estimated at more than $1 billion. Thirty Apaches ordered by the Netherlands will be equipped with Target Acquisition Designation Sight/Pilot Night Vision Sensor (TADS/PNVS) systems which allow pilots to fly at low altitudes in total darkness or under poor weather conditions. The Royal Netherlands Air Force also placed orders for Hellfire II antiarmor missiles, produced jointly by Lockheed Martin and Rockwell International.

    The Netherlands TADS/PNVS units will be the first configured for possible integration with the Longbow millimeter wave radar fire control and missile systems. The Sector's commitment to mission success was aptly demonstrated by successful test flights of both Hellfire and its upgraded derivative, Longbow. Low-rate initial production of Longbow antiarmor missiles is expected to start in 1996.

    Sanders solidified its position among industry leaders in electronics countermeasures systems with several key wins, including its selection to produce the Advanced Threat Infrared Countermeasures system, the next-generation laser-based system to protect aircraft from heat-seeking missiles and provide a common missile warning system for U.S. Army, Navy and Air Force aircraft. The long-term potential of these programs is more than $1 billion.

    Additionally, Sanders was selected to produce the Integrated Defensive Electronic Countermeasures (IDECM) radio frequency subsystem that is to provide increased survivability against advanced missile threats for U.S. Navy and Air Force aircraft. The production program for IDECM could total more than $1 billion.

    Lockheed Martin Government Electronic Systems is a leader in developing multifunction, phased-array radars for the U.S. Navy, the Electronics Sector's single largest customer. In 1995, the Navy selected Government Electronic Systems to continue upgrades to the capabilities and performance of its AEGIS combat system. These efforts, which include modification to the phased-array radar, are part of a contract valued at $577 million through the end of the decade, and may lead to similar improvements to AEGIS equipped ships of the Japanese Maritime Self Defense Force. In addition, Government Electronic Systems received contracts in 1995 worth more than $400 million for AEGIS equipment, production and life cycle support.

    In another important Navy program, Lockheed Martin Ocean, Radar & Sensor Systems produced on cost and delivered on schedule in 1995 the first BSY-2 combat system for the Seawolf submarine. The Navy has characterized initial performance of the system as outstanding.

    The Electronics Sector continued to demonstrate its competitiveness in international defense and commercial electronics business segments with other significant achievements. The Taiwan Air Force selected Sanders to build computer-based mission planning systems for that country's F-16 fighters. Ocean, Radar & Sensor Systems will provide long-range radar systems to the Romanian government for that nation's airspace management system and, in a major advance into an adjacent market, was selected to provide a marine traffic management system for Ras Tanura, a large Saudi Arabian port on the Arabian Gulf. Other traffic management wins included strategically significant contracts for the Straits of Gibraltar and in Singapore.

    In other major developments, Lockheed Martin Ordnance Systems won a contract to produce the HYDRA-70 rocket system for the U.S. Army. The most widely used helicopter weapon in the world today, the HYDRA-70 is a multi-purpose rocket system used by all branches of the U.S. military. Also, the U.S. Marine Corps executed a contract with Lockheed Martin Armament Systems to produce 17 Light Armored Vehicle - Air Defense (LAV-AD) systems. The LAV-AD system, which protects Marine forces against air attack, utilizes a Blazer air defense turret on a light armored vehicle chassis. The Blazer turret is equipped with a 25mm Gatling gun and a pair of Stinger missile launchers.

    The U.S. Air Force selected Electronics & Missiles to develop and demonstrate the Wind-Corrected Munitions Dispenser, positioning Lockheed Martin to compete for a contract potentially worth several billion dollars. The Wind-Corrected Munitions Dispenser is designed to provide all-weather autonomous guidance for air-to-ground tactical munitions

                             [PHOTO APPEARS HERE]

Integrated Defenses Electronic Countermeasures (IDECM) system consists of a variety of components that together improve the survivability of aircraft. The Fiber Optic Towed Decoy, here, is used to confuse enemy missiles.

dispensers for fighter and bomber aircraft. The U.S. Navy chose the Low Altitude Navigation & Targeting Infrared for Night system (LANTIRN) for the F-14 Tomcat as part of the service's Precision Strike Program. Electronics & Missiles also won its third contract under the Joint Advanced Strike Technology (JAST) program, a U.S. Navy/Air Force initiative to develop advanced technologies for a family of fighter aircraft in the next century.

    Lockheed Martin Defense Systems won a contract to perform transmission design work for the Crusader program, the U.S. Army's advanced field artillery system. Lockheed Martin Communications Systems won new business in the electronic key management systems area and was chosen to develop the next-generation digital secure terminal equipment (STE), which is designed to provide secure digital communications capability to military and civil government agencies into the next century. Lockheed Martin Canada leads a team that won the Canadian Army Electronic Warfare Control & Analysis Centre, the first in the Army's series of tactical information management programs.

    Electronics invested in three new operations to strengthen and expand business opportunities. Lockheed Martin acquired from GE Aircraft Engines its engine controls manufacturing and service business in Fort Wayne, Indiana. Combining the Fort Wayne operation with Lockheed Martin Control Systems in Binghamton, New York, creates a world-class organization specializing in design, development, production and service of advanced electronic engine controls, as well as a wide range of controls for other aircraft and industrial applications. Defense Systems formed AV Technology, LLC, which will supply turret systems and light armored combat vehicles to the global defense marketplace. Lockheed Martin has taken an 80 percent interest in the new company. Ocean, Radar & Sensor Systems continued to diversify beyond traditional product offerings with the purchase of ERAAM, a French firm specializing in the design and development of state-of-the-art safety and traffic management systems.

    In 1995, Electronics also initiated consolidation plans to reduce costs and strengthen competitiveness. Those actions, which will eliminate 2.1 million square feet of excess capacity and reduce employment by roughly nine percent, are expected to be completed in 1996. Electronics also is leading a corporate-wide effort to leverage the combined volume of procurement requirements of heritage Lockheed and Martin Marietta, an initiative that is expected to generate more than $50 million in annual savings on the purchase of direct commodities. These plans fulfill the Electronics Sector's commitment to customers to aggressively leverage the strengths of the new Lockheed Martin to lower costs and improve efficiency.

                             [PHOTO APPEARS HERE]


The AEGIS shipboard combat system is capable of simultaneously engaging threats from the air, the surface and under the sea. Developed for the U.S. Navy, AEGIS also is deployed by the Japanese Maritime Self Defense Force.

                             [PHOTO APPEARS HERE]

---------------------------
Energy & Environment Sector
---------------------------

An important achievement in 1995 was winning the performance-based contract to provide support services for the Department of Energy's Nevada Test Site.

[PHOTO APPEARS HERE]

One of Lockheed Martin's early decisions in 1995 was to establish a fifth sector -- Energy & Environment -- to strengthen its role in managing and operating Department of Energy facilities. Establishment of the new sector also signals the Corporation's intent, directly and through ventures with other corporations, to gain a large presence in the domestic and international environmental remediation business.

    The Energy & Environment Sector's overall strategy is to apply its technology skills to manage Department of Energy facilities and leverage that experience to create new business opportunities. For example, the Energy & Environment Sector is positioned to pursue Department of Energy privatization initiatives that, in turn, lead to other privatization and military base environmental remediation opportunities in the United States and abroad.

    An important achievement in 1995 was winning the performance-based contract to provide support services for the Department of Energy's Nevada Test Site. Lockheed Martin, as an integrated subcontractor to Bechtel National, Inc., will manage the testing, counterproliferation and technology base of the Nevada Test Site, beginning in 1996. We established a new operating unit in the Energy & Environment Sector, Lockheed Martin Nevada Technologies, Inc., for the effort.

    Lockheed Martin Energy Systems signed a two-year extension to manage and operate the Department of Energy's Oak Ridge facilities and the environmental management programs at the Portsmouth, Ohio, and Paducah, Kentucky, facilities. This extension continues our management of these facilities through March 31, 1998, with an estimated Department of Energy budget of $3.5 billion. In December, the Department of Energy and Lockheed Martin agreed to operate the Oak Ridge National Laboratory, a major national science center, under a separate contract, which will be performed by a new operating unit in the Energy & Environment Sector, Lockheed Martin Energy Research Corporation.

                             [PHOTO APPEARS HERE]


Sandia National Laboratories, managed by Lockheed Martin for the Department of Energy, is at the forefront of robotic vehicle design. Robots, like the Ratler, may explore the moon and planets.

                             [PHOTO APPEARS HERE]

    In 1995, the Department of Energy approved the resumption of nuclear materials receipt, storage and shipment operations at Oak Ridge's Y-12 plant. This was the culmination of a comprehensive review and revamping of operations and procedures by the government and Lockheed Martin over the past year. The assessment involved critical surveys of every aspect of operations in the program as the nation's nuclear materials stewardship transitions from the Cold War.

    Lockheed Martin's Energy & Environment Sector also manages the Idaho National Engineering Laboratory and Sandia National Laboratories, both of which are in the forefront of military and civil research, as well as technology development for possible transfer to the private sector.

    In 1995, Sandia offered a revolutionary automobile airbag design -- the result of a business-government partnership that permits Department of Energy laboratories to commercialize certain technologies. Currently, the Idaho National Engineering Laboratory is working on a neutron cancer treatment program. Lockheed Martin Specialty Components is the management and operating contractor for the Department of Energy's Pinellas Plant. For more than 40 years, the plant's Energy Department mission was to manufacture components for nuclear weapons. The defense production mission was successfully completed, and the mission now is environmental management and restoration of the facility.

    Concurrently, Specialty Components is using the facility, technology, equipment and personnel, once used solely for defense activities, to develop a commercial business.

    Specialty Components' service centers, developed around core technologies, offer extensive laboratory and technical consulting to local businesses. Technology transfer funding and other grant programs provided by the Department of Energy have enabled many local, small businesses to take advantage of the plant's resources for product design and/or manufacturing.

    As the single largest provider of services to the Department of Energy, Lockheed Martin is focused on maintaining high quality operations, providing rapid response when corrective actions are needed and carrying out the laboratories' challenging missions.

    This year, the Energy & Environment Sector is expected to implement the "system of laboratories'' concept among the three national laboratories operated by Lockheed Martin. The concept is designed to enhance the interchange of information and skills among sites and across


The Rimfire high voltage switch, shown left, controls more than 5 million volts for the Particle Beam Fusion Accelerator (PBFA) II at Sandia National Laboratories. PBFA is made up of 36 modules, each producing a powerful pulse of energy. Rimfire switches synchronize those pulses to within 10 billionths of a second.

programs. Our strategy is to implement the best management practices across all Lockheed Martin-managed facilities to reduce operating costs and improve their efficiency. We are examining ways to improve such functions as procurement, finance, training and construction, and will submit recommendations to the Secretary of Energy this year. We also are confident that this approach will yield significant new business opportunities in the public and private sectors.

    Last year, Lockheed Martin Utility Services was awarded a three-year extension, through September 30, 1998, with an option for an additional two years under its existing contract, to maintain the Portsmouth and Paducah uranium enrichment facilities for the U.S. Enrichment Corporation. Under the extension, Lockheed Martin and the U.S. Enrichment Corporation will manage an operating budget in excess of $1 billion.

    Lockheed Martin and Molten Metal Technology, Inc. have entered into agreements intended to strengthen their environmental services business. Under these agreements, which are subject to certain conditions, including regulatory approvals, Lockheed Martin Environmental Systems & Technologies will sell its Retech environmental division to M4 Environmental L.P., a limited partnership jointly-owned by Lockheed Martin and Molten Metal Technology. Retech designs and manufactures plasma furnaces for the metallurgical and remediation markets. M4 Environmental was created in 1994 to supply Molten Metal Technology's waste recycling technology to Department of Defense and Department of Energy customers.


This year, the Energy & Environment Sector is expected to implement the "system of laboratories" concept among the three national laboratories operated by Lockheed Martin.

----------------------------------------
Information & Technology Services Sector
----------------------------------------

Lockheed Martin is penetrating the federal civil market, supporting a number of government agencies as they update their information systems.

[PHOTO APPEARS HERE]

Lockheed Martin Information & Technology Services Sector provides systems design, development, integration and operations for federal, state and municipal governments, as well as information systems and products to commercial customers. In 1995, the Information & Technology Services Sector continued an outstanding competitive win rate by providing cost-effective flexible, full-service solutions for complex customer problems.

    The Lockheed Martin IMS experience in providing solutions to state and municipal government agencies served the Corporation well in 1995. Lockheed Martin, supporting Citibank, won contracts in eleven states in the emerging Electronic Benefit Transfer business. Under these contracts, state and federal benefits, including food stamps, Aid to Families with Dependent Children and other assistance programs will be converted from traditional paper based systems to a debit card system, enhancing benefit distribution and reducing fraud.

    IMS is implementing Child Support Enforcement Systems in several states, including California, Pennsylvania and Massachusetts. These systems facilitate implementation of court orders, greatly increasing collection of child support payments. In 1995, IMS won additional programs in Florida and Hawaii.

    An industry leader in transportation systems and services, IMS is positioned to capture new business as the majority of U.S. toll roads convert to electronic toll collection by the year 2000. In addition, in 1995 IMS began providing a weigh station bypass service in California called PrePass. Through PrePass, truck operators save time and money by having their credentials verified and weight checked electronically, without having to stop at weigh stations.

    Lockheed Martin Services Group is penetrating the federal civil market, supporting a number of government agencies as they update their information systems. The Services Group is currently under contract to modernize the information systems of the Social Security Administration (SSA). Development of a paperless processing pilot at the SSA Great Lakes Processing Center was deemed so exemplary that the President's National Performance Review Committee selected the SSA/Lockheed Martin team to receive a Hammer Award for leadership in reinventing government.

                             [PHOTO APPEARS HERE]


Lockheed Martin Information Systems is developing an Automated Fingerprint Identification Segment (AFIS) for the FBI that will provide 24-hour turn-around on requests that now take months to process.

                             [PHOTO APPEARS HERE]


Motorists using the Verrazano-Narrows Bridge in New York City can save time and avoid lines by using the E-ZPass electronic toll collection service provided by Lockheed Martin IMS.

    The Services Group also operates information systems for the Environmental Protection Agency, including the National Environmental Supercomputing Center, where advanced scientific visualization techniques are used to model the movement of pollutants through the air and water and to assess the effectiveness of possible control mechanisms. Services Group during 1995 enjoyed competitive wins with the U.S. Department of Treasury, the General Services Administration and the U.S. Patent and Trademark Office. During 1995, Lockheed Martin Information Systems was under contract with the FBI to demonstrate key elements of the future Automated Fingerprint Identification Segment (AFIS). When operational, AFIS will be able to match, within minutes, a high priority set of ten fingerprints against a data base of 400 million fingerprints -- a significant improvement over today's search process.

    Lockheed Martin Information Systems enhanced its position in the simulation and training business during 1995 by winning the U.S. Army's Advanced Distributed Simulation Technology II program and a simulation and training support contract for the U.S. Air Force 58th Special Operations Wing. These simulation products are designed to assist our armed forces in improving weapons systems, analyzing resource allocations, and training and evaluating personnel in realistic simulated combat environments.

    Building on its heritage in military simulation systems, Information Systems launched a commercial product line of three dimensional computer graphics. This state-of-the-art Real 3D(TM) product line includes arcade graphics boards developed for Sega Enterprises, graphics engines for commercial training and chip sets for the personal computer market, and real time software applications.

    The Information & Technology Services Sector is on the cutting edge of rapidly evolving distributed client-server computing. Numerous customers have contracted with the Sector to help re-engineer their business processes and introduce this advanced technology. Lockheed Martin Management & Data Systems (M&DS) has developed a system that entails nearly three million lines of code and a 300 gigabyte operational database to support 80 worldwide user sites.

    Enterprise Information Systems employs client-server technology to develop Lockheed Martin internal information systems, providing efficiencies to the operating companies and honing the skills of our development cadres for external applications. MountainGate designs, develops and sells commercially a wide variety of modern, cost-effective information storage subsystems that can be integral components of such information systems. Formtek develops and sells commercially enterprise software that permits integration of existing applications and databases into modern enterprise systems. Access Graphics sells and supports UNIX-based computing solutions from corporations such as Sun Microsystems and Silicon Graphics.

    Highlighting a successful year in providing commercial information technology products and services, Lockheed Martin Integrated Business Solutions solidified its role as the technology partner of choice for outsourcing by signing a contract with Melville Corporation, a leading retail conglomerate including such well-known chains as Thom McAn, Foot Action and Kay Bee Toys. Integrated Business Solutions will consolidate and modernize Melville's existing information systems operations to provide better service at lower costs.


Photo Right:
NASA has selected United Space Alliance, a joint venture between Lockheed Martin and Rockwell International, to negotiate a sole-source contract that will consolidate the Space Shuttle Program under a single prime contractor.

                             [PHOTO APPEARS HERE]

    CalComp, a Lockheed Martin company, had a successful year in 1995 focusing on Graphics Arts applications, including color inkjet printing and a 4 x 5-inch input tablet, and restructured its global distribution channels. Lockheed Martin Commercial Electronics continued its outstanding record of high quality electronic manufacturing services for its diverse set of customers in the computer and telecommunications industries.

    Underlying the Sector's growth businesses is a solid core of NASA programs. The Corporation's effort to achieve 100 percent mission success has been a key to sustaining our role with this important customer. In 1995, that commitment to mission success was demonstrated by seven successful Space Shuttle launches, including two historic linkups with the Russian Mir space station. Lockheed Martin Space Operations performs all ground processing operations from Shuttle landing through launch, as well as solid rocket booster retrieval and launch facility maintenance.

    NASA has announced its intention to negotiate on a sole-source basis a contract for its Space Flight Operations with the United Space Alliance (USA), a joint venture between Lockheed Martin and Rockwell International. USA was formed to provide NASA and its Space Shuttle program reduced costs through streamlined operations while maintaining dedication to safety and mission success.

    Lockheed Martin Manned Space Systems continues to develop the Super Light Weight Tank (SLWT) for the Space Shuttle's scheduled December 1997 launch. Employing a new Lockheed Martin-developed aluminum-lithium alloy, which is both lighter and significantly stronger than the aluminum currently in use, SLWT will increase the Shuttle's payload capacity by 34 percent for the orbit needed to support the International Space Station program.

    In addition, Services Group provides a wide range of support to NASA, including development, integration and operation of life sciences experiments at Johnson Space Center and Ames Research Center, satellite control at Goddard Space Flight Center and research and technology support at Langley Research Center.

    Products and services provided to the Department of Defense are broad and diverse. In 1995, the Sector also won the U.S. Army Global Command and Control System contract to integrate three existing systems and link the Army with the Joint Staff; won the U.S. Air Force Network Support Program for tracking military satellites; contracted for continued production of the U.S. Navy's Consolidated Automated Support System for avionics test equipment; and signed an extension to our contract supporting the U.S. Navy nuclear-powered fleet at the Knolls Atomic Power Laboratory.

    These important awards augment a substantial business portfolio providing for design, development, training, operation and maintenance of complex information systems for the Defense Department. As modernization and privatization continue, Defense Department sales are expected to be stable.

---------------------------------
Space & Strategic Missiles Sector
---------------------------------

Our commitment to mission success was demonstrated in 1995 with the successful launches of four national security payloads aboard Titan IV vehicles, 12 Atlas launches and seven Lockheed Martin-built satellites placed into orbit.

[PHOTO APPEARS HERE]

The Space & Strategic Missiles Sector took actions last year that should position Lockheed Martin to remain the world's space systems leader well into the 21st century. To this end, in 1995, Lockheed Martin announced a strategic investment in its family of launch vehicles, expanded its presence in the telecommunications services market, and consolidated its commercial satellite production.

    A key element of the Corporation's $300 million Launch Vehicle Leadership strategy is to develop a re-engined single-stage Atlas booster with a single-engine cryogenic Centaur upper stage. The new Atlas IIAR is designed for greater reliability and cost effectiveness due principally to simplifying and reducing the number of propulsion systems. The first Atlas IIAR should be launched in late 1998.

    The Atlas IIAR is the building block of Lockheed Martin's plan for common hardware. The use of common boosters, Centaur upper stages, common adapters, avionics and engines simplifies manufacturing and reduces launch costs. The Atlas IIAR also effectively positions Lockheed Martin to compete for the U.S. Air Force's Evolved Expendable Launch Vehicle (EELV). In 1995, Lockheed Martin Astronautics was one of four companies selected to develop EELV designs. Another element of our launch vehicle strategy is an improved Titan IV/B with a Solid Rocket Motor Upgrade that is expected to increase the Titan's lift capability significantly.

    As part of Lockheed Martin's strategy to serve the broadest range of launch vehicle customers, we formed ILS International Launch Services in 1995 -- a joint venture with Russia's Khrunichev State Research and Production Space Center and RSC Energia -- to market the Atlas and Proton rockets to commercial customers worldwide. The combined capabilities of Titan, Atlas, Proton and Lockheed Martin Launch Vehicle will offer customers services across the orbit and payload spectrum, making Lockheed Martin a powerful competitor in the global launch services business. In 1995, the Corporation progressed on its strategy to realize near-term cost savings by consolidating launch vehicle production and operations in Denver.

    Lockheed Martin's continued commitment to mission success was well demonstrated in 1995 with the successful launches of four national security payloads aboard Titan IV vehicles, 12 successful Atlas launches and seven Lockheed Martin-built satellites successfully placed into orbit.

                             [PHOTO APPEARS HERE]

                             [PHOTO APPEARS HERE]


Lockheed Martin is a premier designer and producer of environmental monitoring satellites such as TIROS, here. Today, TIROS weather satellites meet the data requirements of 140 nations.

    The Space & Strategic Missiles Sector in 1995 laid the groundwork for a global telecommunications business with plans to build, launch and operate a satellite system, called Astrolink.(TM) This project reflects the Corporation's commitment to the commercial space business and should expand our role in the growing telecommunications services industry. Lockheed Martin expects to proceed with the project after obtaining regulatory approval, strategic alliance commitments and external investment.

    Lockheed Martin's Astro Space Commercial will build on a rich heritage of commercial satellite design and production. A new world-class facility in Sunnyvale, California, should accelerate production cycle times and reduce costs. Our initial commercial goals call for making the new factory operational in early 1997 and capable of meeting an 18-month delivery cycle, with capacity for producing eight satellites annually. We expect productivity improvements eventually will increase the annual throughput to 16 spacecraft.

    Indicative of Lockheed Martin's commitment to provide customers with total system solutions is the Asia Cellular Satellite System (ACeS). With this key win in 1995, Lockheed Martin will provide a full turnkey operation -- the first regional wireless mobile system of its kind -- with two A2100 spacecraft, the Corporation's most advanced global communications satellite. In addition, under the $650 million contract, Lockheed Martin is to provide full ground architecture, as well as overall systems engineering and integration, and launch services.

    When complete in 1998, ACeS will offer voice, facsimile and pager services to hand-held mobile and fixed telephone users in Southeast Asia. ACeS is an important international win for Lockheed Martin in a burgeoning communications industry. The ACeS consortium includes PT. Pasifik Satelit Nusantara of Indonesia, Philippine Long Distance Telephone Company and Jasmine International PLC of Thailand.

    Another major international win in 1995 was the ChinaStar-1 satellite program for China Orient Telecomm Satellite Co. Ltd. of Beijing. ChinaStar-1 will be an A2100 spacecraft to provide service in Ku and C frequency bands for voice, data and television services to the People's Republic of China.

    In 1995, the U.S. Air Force selected Lockheed Martin Missiles & Space to build the fifth and sixth Milstar satellites, an award valued at $1.3 billion. Milstar, a cornerstone of America's defense preparedness, provides rapid, secure, multi-service military communications to tactical and strategic users anywhere in the world. Milstar, which functions as a secure switchboard in space, provides U.S. military forces with capabilities not available through current satellites, including immunity to jamming and interception.

    In addition, Lockheed Martin is now producing second generation satellites for the Global Positioning System (GPS), which provides highly accurate position location to military and civilian users worldwide. The first of 21 satellites for the GPS IIR program is scheduled for delivery in 1996.

    NASA last year chose Lockheed Martin Astronautics to provide the lander and orbiting spacecraft for the Mars Surveyor Program, which will study the martian atmosphere and soil as well as search for water on the red planet. Late in the year, NASA also selected Astronautics to build the Stardust spacecraft for its Discovery Program. Stardust will collect interstellar material and dust from a comet and return them to Earth for laboratory studies. In addition, we remain a principal subcontractor on the International Space Station with work valued at $1.3 billion.

    Lockheed Martin Technical Operations continued its record of mission success in engineering and technical services for the Department of Defense, NASA and other government and private sector customers, and has consistently received award fees in the "excellent" category. Among the 50 orbiting satellites controlled from Lockheed Martin Technical Operations is Hubble Space Telescope, which is providing some of the most startling images of the universe, including stellar formation. Missiles & Space also provides NASA with a wide range of Hubble-related service and support functions, including preparation and execution of servicing missions, as well as telescope operations support at Goddard Space Flight Center.

    Another dynamic element of Space & Strategic Missiles Sector's business is ballistic missile development and production. In 1995, 14 Trident fleet ballistic missiles were successfully launched as part of the Navy's 1995 operational test flight program. Missiles & Space has produced six generations of submarine-launched strategic missiles for the U.S. Navy's Fleet Ballistic Missile program.

    The Sector also completed four demonstration/validation flights of the Theater High Altitude Area Defense (THAAD), the first weapon system designed specifically to defend against theater ballistic missiles. As prime contractor for THAAD, Lockheed Martin is working under a four-year, $745 million contract awarded in 1992 by the U.S. Army.

    The complementary capabilities inherent in the Lockheed Martin merger are evident in the products and services of the Space & Strategic Missiles Sector, which is solidifying its position as a leader in satellite construction and launch services. As demands for high-speed global communications and remote sensing rise, Lockheed Martin is well poised to grow its commercial and international space business.


The complementary capabilities inherent in the Lockheed Martin merger are evident in the products and services of the Space & Strategic Missiles Sector.

                             [PHOTO APPEARS HERE]


The second Titan IV launch of a Department of Defense Milstar satellite on November 7 demonstrates the unique synergy of capabilities inherent in Lockheed Martin, which built the launch vehicle, its Centaur upper stage and the satellite, and integrated the stack before launch.

                             Financial Information
--------------------------------------------------------------------------------

                                    44  Management's Discussion and
                                        Analysis of Financial Condition
                                        and Results of Operations

                                    57  The Corporation's Responsibility
                                        for Financial Reporting

                                    57  Report of Ernst & Young LLP,
                                        Independent Auditors

                                    58  Consolidated Statement
                                        of Earnings

                                    59  Consolidated Statement
                                        of Cash Flows

                                    60  Consolidated Balance Sheet

                                    61  Consolidated Statement
                                        of Stockholders' Equity

                                    62  Notes to Consolidated
                                        Financial Statements

                                    77  Six Year Summary

Management's Discussion and Analysis of Financial
Condition and Results of Operations
--------------------------------------------------------------------------------

On March 15, 1995, following the approval of the stockholders of each corporation, Lockheed Corporation (Lockheed) and Martin Marietta Corporation (Martin Marietta) consummated a transaction (the Business Combination) pursuant to which Lockheed and Martin Marietta became wholly-owned subsidiaries of a newly created holding corporation, Lockheed Martin Corporation (Lockheed Martin or the Corporation). The Business Combination qualified for the pooling of interests method of accounting (see Note 2). Subsequent to the Business Combination, Lockheed, Martin Marietta and certain other subsidiaries were merged with and into the Corporation. The discussion which follows reflects the combined financial condition and results of operations of Lockheed Martin, and should be read in conjunction with the audited consolidated financial statements included herein.

Recent Developments

On January 7, 1996, the Corporation entered into an Agreement and Plan of Merger (the Merger Agreement) with Loral Corporation (Loral) for a series of interrelated transactions with a total estimated value of approximately $9.4 billion. Loral is a leading supplier of advanced electronic systems, components and services to U.S. and foreign governments for defense and non-defense purposes. Under the terms of the Merger Agreement, the Corporation intends to acquire the defense electronics and systems integration businesses and certain other businesses of Loral for approximately $9.1 billion, including $2.1 billion of assumed debt. Of the total, approximately $7 billion will be paid directly to Loral shareholders by the Corporation through a tender offer for all outstanding shares of Loral common stock for $38.00 per share in cash. Following the consummation of the tender offer, Loral will distribute, for each share of Loral common stock previously held, one share of common stock of a newly-formed company, Loral Space & Communications, Ltd. (Loral Space), which will own substantially all of the space and satellite telecommunications interests of Loral. Finally, the Corporation will invest $344 million in Loral Space for the acquisition of shares of preferred stock that are convertible into 20 percent of Loral Space's common stock on a fully diluted basis. The Corporation's offer is contingent, among other things, on the tendering of two-thirds of Loral's outstanding shares and on regulatory approvals, and is expected to close in the first half of 1996. If the business combination with Loral is consummated, the purchase method of accounting will be used to record the transactions, resulting in a combined entity with anticipated annual net sales of approximately $30 billion. As more fully described in the Capital Structure and Resources section below, management intends to arrange through a syndicate of banks two credit facilities totalling $10 billion which would be available to finance the transactions. If the business combination with Loral is consummated, these credit facilities would replace the $1.5 billion revolving credit facility in effect at December 31, 1995.

                                                     Lockheed Martin Corporation

Business Acquisitions

Effective May 1, 1994, the Corporation purchased the Space Systems Division of General Dynamics Corporation (GD Space Systems) for approximately $160 million in cash, expanding the Corporation's presence in the intermediate-lift space launch vehicle market with the Atlas series of launch vehicles. On April 2, 1993, the Corporation consummated a transaction with General Electric Company
(GE) valued at approximately $3 billion to combine the aerospace and certain other businesses of GE (collectively, the GE Aerospace businesses) with the businesses of the Corporation in the form of affiliated corporations. Effective February 28, 1993, the Corporation acquired the tactical military aircraft business of General Dynamics for approximately $1.5 billion in cash, plus the assumption of certain liabilities related to the business. All of the acquisitions discussed above were recorded under the purchase method of accounting, with operating results from each acquisition included with those of the Corporation beginning on the respective closing dates.

Results of Operations

The Corporation's operating cycle is long-term and involves various types of production contracts and varying production delivery schedules. Accordingly, results of a particular year, or year-to-year comparisons of recorded sales and profits, may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

The Corporation's consolidated net sales for 1995 were $22.9 billion. Net sales for the year remained relatively unchanged as compared to 1994 net sales, which in turn were two percent over the $22.4 billion reported for 1993. Sales increases for 1995 in the Space & Strategic Missiles segment and the Information & Technology Services segment were largely offset by sales declines in the Aeronautics segment and the Electronics segment. Sales for 1994 increased over 1993 levels at Aeronautics and at Information & Technology Services, while sales at Electronics remained relatively flat and sales at Space & Strategic Missiles decreased in that year. Although the U.S. Government remained the Corporation's largest customer, the percentage of net sales decreased to 69 percent in 1995 from 72 percent in 1994 and 78 percent in 1993. Sales to foreign governments, including sales made through the U.S. Government, as a percentage of net sales were 13 percent in 1995, 15 percent in 1994 and 12 percent in 1993, while commercial sales in those same periods were 18 percent, 13 percent and 10 percent, respectively.

The Corporation's operating profit (earnings before interest and taxes) decreased in 1995 to $1.4 billion from $2.0 billion in 1994. On June 26, 1995, the Corporation announced a corporate-wide consolidation plan which, once fully implemented, is expected to yield annual savings of approximately $1.8 billion. Under the consolidation plan, the Corporation will close 12 facilities and laboratories as well as 26 duplicative field offices in the U.S. and abroad, eliminating up to approximately 12,000 positions and 7.7 million square feet of unneeded capacity over the next five years. The total cost to implement the plan, which will be largely completed over the next two years, is approximately $1.7 billion. Operating profit in 1995 included the effects of pretax charges totaling $690 million

--------------------------------------------------------------------------------

                                   Net Sales
                                  In millions

                             [GRAPH APPEARS HERE]

Management's Discussion and Analysis of
Financial Condition and Results of Operations Continued
---------------------------------------------

representing the portion of the consolidation plan and merger related expenses not expected to be recovered under future pricing of U.S. Government contracts. Operating profit in 1994 included the effect of two significant nonrecurring transactions: a $118 million pretax gain from the February 1994 initial public offering (IPO) of approximately 8.8 million shares, or 19 percent, of Martin Marietta Materials, Inc. (Materials) common stock; and the receipt of a $50 million termination fee pursuant to the agreement for the proposed acquisition of Grumman Corporation. Excluding the effects of these nonrecurring events for each year, operating profit for 1995 would have been approximately 14 percent greater than the 1994 amount. Earnings growth excluding these items resulted from improvements in the Space & Strategic Missiles, Information & Technology Services and Aeronautics segments, more than offsetting declines at the Electronics segment. The operating profit in 1994 of $2.0 billion was 25 percent higher than the $1.6 billion recorded in 1993, or 14 percent higher after excluding the effects of the 1994 nonrecurring transactions.

Net earnings for 1995 were $682 million, or $3.05 per common share assuming full dilution. Both amounts represent decreases from the reported 1994 net earnings of $1.0 billion and earnings per common share assuming full dilution of $4.66. However, the 1995 reported amounts include the after-tax effects of the merger related and consolidation charges identified above of $436 million, or $1.96 per common share assuming full dilution. The 1994 reported net earnings include the favorable after-tax effects of the Materials IPO ($70 million, or $.32 per share), the Grumman termination fee ($30 million, or $.14 per share) and a charge due to the adoption of a change in accounting for the ESOP under the American Institute of Certified Public Accountants Statement of Position No. 93-6 ($37 million, or $.17 per share). Excluding the effects of these nonrecurring items, net earnings for 1995 would have been approximately $1.1 billion, or $5.01 per common share assuming full dilution, an increase of 17 percent and 15 percent, respectively, from the adjusted 1994 net earnings of $955 million, or $4.37 per common share assuming full dilution. The 1994 net earnings and earnings per common share assuming full dilution, after adjusting for the non-recurring items, were 15 percent and 17 percent greater, respectively, than the corresponding 1993 reported amounts.

The Corporation's debt to capitalization ratio was reduced from 39 percent at December 31, 1994 to 37 percent at December 31, 1995, with total debt decreasing from $3.9 billion to $3.7 billion and stockholders' equity increasing from $6.1 billion to $6.4 billion. However, if the business combination with Loral is consummated, the Corporation's debt to capitalization ratio is expected to increase to approximately 67 percent. The Corporation paid common dividends of $254 million in 1995, or $1.34 per common share. The Corporation's backlog of undelivered orders was approximately $41 billion at the end of 1995.

Industry Considerations

The Corporation's primary lines of business are in high technology systems for aerospace and defense, serving both government and commercial customers. In recent years, domestic and

--------------------------------------------------------------------------------

                                 Net Earnings
                                  In millions

                             [GRAPH APPEARS HERE]

(a) Excluding the effects of the Materials IPO, the acquisition termination fee, and the change in ESOP accounting, 1994 net earnings would have been $955 million.
(b) Excluding the merger related and consolidation charges, 1995 net earnings would have been $1,118 million.

--------------------------------------------------------------------------------

               Earnings per Common Share, Assuming Full Dilution
                                  In dollars


                             [GRAPH APPEARS HERE]


(a) Excluding the effects of the Materials IPO, the acquisition termination fee, and the change in ESOP accounting, 1994 earnings per share would have been $4.37.
(b) Excluding the merger related and consolidation charges, 1995 earnings per share would have been $5.01.

                                                     Lockheed Martin Corporation

worldwide political and economic developments have strongly affected these markets, requiring significant adaptation by market participants.

The Federal defense budgets for research, development, test and evaluation and procurement have been reduced dramatically (after adjusting for inflation) over the last decade. These reductions have caused participants in the aerospace/defense industry to consolidate in order to maintain critical mass and production economies. The Corporation has actively participated in this consolidation activity. The Corporation's recent acquisitions described above are examples of actions that have been taken to blend successful operations and broaden the business portfolio, create opportunities for increased efficiency and cost competitiveness, improve access to new markets and reduce exposure to further defense budget program reductions. In prior years, the Corporation acquired both the tactical military aircraft and space systems businesses of General Dynamics, as well as the GE Aerospace businesses. Additionally, the Corporation has undertaken major cost reduction efforts throughout its operating units, continuously monitoring and adjusting employment levels consistent with changing business requirements.

In light of the anticipated continuation of the recent consolidations in the aerospace/defense industry, executive management and the Board of Directors periodically review the Corporation's strategic plans related to joint ventures and business combinations with companies engaged in similar or related businesses, as well as potential internal investments. During 1995, these efforts resulted in, among other actions, the establishment of a joint venture with Rockwell International to negotiate a contract with NASA for space shuttle operations, and the purchase of the aircraft controls business of GE. As noted previously, in early 1996, the Corporation announced it had entered into a merger agreement with Loral for a business combination which, if consummated, will create synergy by bringing together the technologies and resources of two successful defense electronics companies.

In December 1995, President Clinton signed the fiscal year 1996 defense appropriations bill. This legislation is significant in that it marked the first increase in defense budget appropriations in several years. Many analysts and political observers expect that the fiscal 1996 budget represents the beginning of a period of flat to modestly growing defense spending. Management believes that its strategic actions will place the Corporation in an advantageous position in the industry once the defense budget climate starts to improve.

To date, the Corporation's major programs generally have been well supported during the budget decline, but uncertainty exists over the size and scope of future defense and space budgets and their impact on specific programs. Some of the Corporation's programs have been delayed, curtailed or terminated, and future spending reductions and funding limitations could further impact these programs or have similar effects on other existing or emerging programs.

As a U.S. Government contractor, the Corporation's government contracts and operations are subject to government oversight. The government may investigate and make inquiries of the Corporation's business practices and conduct audits of contract performance and cost accounting. These investigations may lead to claims against the Corporation. Under U.S. Government

Management's Discussion and Analysis of
Financial Condition and Results of Operations Continued
---------------------------------------------

procurement regulations and practices, an indictment of a government contractor could result in that contractor being fined and/or suspended for a period of time from eligibility for bidding on, or for award of, new government contracts; a conviction could result in debarment for a specified term from government contracts. Although the outcome of such investigations and inquiries cannot be predicted, in the opinion of management there are no claims, audits or investigations pending against the Corporation that are likely to have a material adverse effect on either the Corporation's business or its consolidated financial position or results of operations.

The Corporation remains exposed to other inherent risks associated with U.S. Government contracting. These risks include technological uncertainties and obsolescence, changes in government policies and dependence on annual Congressional appropriation and allotment of funds. Certain of the Corporation's contracts contain mission success incentive provisions that could significantly impact the future profitability of these programs. The provisions enable the Corporation to earn fees for successful performance, but also significantly reduce fee availability in the event of unsuccessful missions. The Corporation's commercial launch vehicle business contains market, pricing and other associated risks.

Progress has been made in expanding the Corporation's presence in related commercial and nondefense markets, most notably in space related activities, energy and environmental services, information management and integration, and communications. The Corporation also participates in the construction aggregates and specialty chemical businesses through its 81% ownership in Materials. These lines of business share many of the risks associated with the Corporation's primary businesses, as well as others unique to the commercial marketplace, although they are not dependent on defense budgets.

Discussion of Business Segments

The Corporation's operations are divided into five reportable business segments:
Space & Strategic Missiles; Aeronautics; Information & Technology Services; Electronics; and Energy, Materials and Other. The following table displays net sales for the Lockheed Martin business segments for each of the three years in the period ended December 31, 1995 and directly corresponds to the segment information presented in Note 15 to the consolidated financial statements.

(In millions)                             1995     1994     1993
----------------------------------------------------------------
Net Sales
  Space & Strategic Missiles           $ 7,521  $ 6,719  $ 7,293
  Aeronautics                            6,617    7,091    6,601
  Information & Technology Services      4,528    4,271    3,712
  Electronics                            3,294    4,055    4,092
  Energy, Materials and Other              893      770      699
----------------------------------------------------------------
                                       $22,853  $22,906  $22,397
================================================================

                                                     Lockheed Martin Corporation

Operating profit by industry segment for each of the three years in the period ended December 31, 1995 is also presented in Note 15 to the consolidated financial statements. The following table displays the pretax impact of the nonrecurring items as reflected in operating profit for both 1995 and 1994 as identified to each segment.

(In millions)                           1995    1994
----------------------------------------------------
Nonrecurring Items
  Space & Strategic Missiles           $(263)  $  --
  Aeronautics                           (138)     --
  Information & Technology Services      (24)     --
  Electronics                            (93)     --
  Energy, Materials and Other           (172)    168
----------------------------------------------------
                                       $(690)  $ 168
====================================================

The 1995 total in the above table reflects the merger related and consolidation expenses discussed previously, while the 1994 total consists of the $118 million Materials IPO gain and the receipt of the $50 million acquisition termination fee from the proposed Grumman acquisition discussed previously.

The following table depicts operating profit excluding nonrecurring items for each of the three years in the period ended December 31, 1995. The subsequent discussion of significant operating results of each business segment excludes the impact of the nonrecurring items. This discussion should also be read in conjunction with the industry segment information contained in Note 15 to the consolidated financial statements.

(In millions)                            1995    1994    1993
-------------------------------------------------------------
Operating Profit, Excluding
  Nonrecurring Items
  Space & Strategic Missiles           $  694  $  476  $  507
  Aeronautics                             532     511     479
  Information & Technology Services       293     228     145
  Electronics                             354     456     331
  Energy, Materials and Other             194     140     122
-------------------------------------------------------------
                                       $2,067  $1,811  $1,584
=============================================================

Space & Strategic Missiles

Net sales of the Space & Strategic Missiles segment increased by 12 percent in 1995 compared to 1994 after decreasing by eight percent in 1994 compared to 1993. The increase in 1995 can be attributed primarily to the inclusion for the full year of the former GD Space Systems, which the Corporation acquired on May 1, 1994. The operations of this acquired unit consist primarily of the Atlas launch services program, which recorded twelve successful Atlas II and Atlas E launches in

Management's Discussion and Analysis of
Financial Condition and Results of Operations Continued
---------------------------------------------

1995 versus four launches in the eight months of 1994 when the program results were included in the Corporation's results of operations. The 1995 net sales were also favorably impacted by an increase in activity in various classified programs throughout the segment.

The decrease in net sales between 1994 and 1993 was principally the result of a 21 percent sales decline in the Air Force Titan IV program due to the stretch-out of the program and the impact of certain 1993 nonrecurring launch pad and engineering activities. This segment also experienced lower activity in 1994 on various classified programs, lower revenues due to the terminations of the Follow-on Early Warning System program and the Advanced Solid Rocket Motor program, and decreased production contract requirements for the Trident II fleet ballistic missile program. These decreases were partially offset by the aforementioned addition of the former GD Space Systems.

Operating profit for the segment increased by 46 percent in 1995 compared to 1994 after decreasing by six percent in 1994 compared to 1993. The 1995 increase was attributable to the inclusion of the Atlas launch services program for the full year, the receipt of a favorable settlement resulting from the prior termination of the Advanced Solid Rocket Motor program and the inclusion in 1994 of charges related to certain fixed-price programs, including a charge of $22 million related to the cancellation and final settlement on the Mobile Satellite Antenna subcontract and charges totaling $43 million related to a military air command, control and communication program for a foreign government. The decrease in operating profit for 1994 compared to 1993 principally reflects the sales decreases and the charges described above, offset partially by improved performance related to the Milstar communications satellite program and fleet ballistic missiles contracts recorded in 1994.

Aeronautics

Net sales of the Aeronautics segment decreased by seven percent in 1995 compared to 1994 due to fewer deliveries of F-16 fighter aircraft and C-130 airlift aircraft. These decreases were partially offset by the delivery of eight P-3 maritime patrol aircraft to the Republic of Korea in 1995, compared to no deliveries in 1994. Net sales for 1994 increased by more than seven percent com-pared to 1993, reflecting the inclusion of a full year's operation of the former tactical military aircraft business of General Dynamics, which was purchased effective February 28, 1993. In addition, the segment recorded in 1994 additional C-130 deliveries and F-22 development revenues which were partially offset by decreases in certain contract field support programs.

Operating profit increased by four percent in 1995 compared to 1994 even though sales decreased for that period. This increase is principally due to recognition of earnings related to the P-3 aircraft deliveries which more than offset the 1995 increase in the C-130J development costs, and the inclusion in 1994 of charges taken against earnings in connection with the Pratt & Whitney fan reverser program. Operating profit in 1994 increased by nearly seven percent compared with 1993, with the inclusion of the former tactical military aircraft business of General Dynamics for the full year being the most significant element of that increase. Other positive factors included the net effect

                                                     Lockheed Martin Corporation

of the 1994 sales variances described above, improved performance in C-130 programs and higher profit margins in special tactical aircraft systems programs.

Information & Technology Services

Net sales of the Information & Technology Services segment increased by six percent in 1995 compared to 1994, and by 15 percent for 1994 compared with 1993. The increase in this segment in 1995 was caused primarily by increases in sales for commercial product manufacturing and distribution activities. In addition, the segment recorded increased revenues in information management and space activities. The increase for 1994 compared to 1993 reflects increased sales of command control systems and information processing services as well as commercial product manufacturing activities.

Operating profit for the segment increased by 29 percent in 1995 compared to 1994 and by 57 percent in 1994 compared to 1993. The variance in 1995 reflects increased award fee recognition, sales volume increases and continued improvements in margin performance throughout the segment. The 1994 operating profit increase was principally the result of improved performance in commercial product manufacturing operations and improved margin performance throughout the segment.

Electronics

Net sales of the Electronics segment decreased by almost 19 percent in 1995 compared to 1994 after remaining relatively flat in 1994 compared to 1993. The decrease in 1995 was primarily the result of volume decreases in various programs, particularly in AEGIS surface ship combat system programs and the AN/BSY-2 submarine combat system program. In addition, the 1995 sales performance represents an expected transition from mature production programs into new development programs. In 1994, sales gains from AEGIS programs were offset by sales decreases related to the LANTIRN targeting and navigation system, other fire control systems programs and certain radar and undersea surveillance systems.

Operating profit for the segment decreased by 22 percent in 1995 compared with 1994, reflecting the sales volume decreases described above, the negative earnings implications of contract charges related to the LANTIRN program close-out and from investments in new businesses, and substantial completion of subcontract activities on the Patriot and other mature production programs. The 38 percent increase in operating profit for 1994 compared to 1993 reflected the performance on the AEGIS program, fire control systems programs and armament systems programs, and improved margin expansion across the segment.

Energy, Materials and Other

Net sales of this segment increased by 16 percent in 1995 compared with 1994 and by ten percent in 1994 compared with 1993. Sales for both Energy and Materials grew in 1995, reflecting the

Management's Discussion and Analysis of
Financial Condition and Results of Operations Continued
---------------------------------------------

commencement of activities under the Idaho National Engineering Laboratories Management and Operations and Pit 9 contracts in the fourth quarter of 1994 and the January 1995 Materials acquisition of the construction aggregates business of Dravo Corporation. The primary reason for the increase in 1994 net sales was the increase in sales of construction aggregates, reflecting improvements in construction markets and increased production volume from acquisitions and new activities.

Operating profit for this segment increased by 39 percent in 1995 compared to 1994 and by 15 percent in 1994 compared to 1993. The increase in 1995 was the result of the inclusion of a full year of activities under the Idaho National Engineering Laboratories Management and Operations contract and earnings growth due to increased production volume at Materials. The increase in 1994 was principally due to production volume growth in the Materials business.

Backlog

Total negotiated backlog of $41.1 billion at December 31, 1995 included both unfilled firm orders for the Corporation's products for which funding has been both authorized and appropriated by the customer (Congress, in the case of U.S. Government customers) and firm orders for which funding has not been appropriated. The following table shows total backlog by segment at the end of each of the last three years:


(In millions)                             1995     1994     1993
----------------------------------------------------------------
Backlog
  Space & Strategic Missiles           $16,261  $15,920  $14,052
  Aeronautics                           14,775   16,146   19,822
  Information & Technology Services      4,669    4,855    5,526
  Electronics                            5,412    5,238    6,087
  Energy, Materials and Other                8       73       23
----------------------------------------------------------------
                                       $41,125  $42,232  $45,510
================================================================

Total Space & Strategic Missiles backlog increased by two percent in 1995 as compared to 1994 and by 13 percent in 1994 as compared to 1993. The increase in 1995 occurred principally because of growth in new orders for classified programs. The primary factor in the 1994 increase was the acquisition of backlog related to the former GD Space Systems.

In the Aeronautics segment, total backlog decreased by eight percent in 1995 compared to 1994, having decreased by 19 percent in 1994 compared to 1993. For both years, the fighter aircraft backlog decreased significantly, primarily reflecting deliveries of aircraft to the U.S. Government without the addition of new orders. In 1995, this decrease was partially offset by the receipt of orders from the United Kingdom and Australia to provide 37 C-130J aircraft, with options for 58 additional aircraft for those two nations and New Zealand.

--------------------------------------------------------------------------------

                              Negotiated Backlog
                                  In millions


                             [GRAPH APPEARS HERE]

                                                     Lockheed Martin Corporation

Total Information & Technology Services backlog decreased by nearly four percent in 1995 compared to 1994 and by 12 percent in 1994 compared to 1993. The 1995 decrease was primarily the result of reduced contract volume in the segment's space shuttle processing program and adjustments resulting from cost underruns in manned space activities. The 1994 decrease was principally caused by the maturation of several information and simulation systems programs.

In the Electronics segment, total backlog increased by over three percent in 1995 compared to 1994, having decreased by 14 percent in 1994 compared to 1993. The primary reasons for the 1995 increase were key new awards for U.K. Apache helicopter night vision/fire control systems, HYDRA-70 munitions and electronic warfare countermeasures. These increases offset the declines in this segment's defense electronics programs and AEGIS program volume. The 1994 decrease reflected declines in the segment's radar and undersea surveillance systems programs as well as a reduction in AEGIS program volume.

Liquidity and Cash Flows

The Corporation's primary source of liquidity in the past three years has been cash generated from operating activities. Cash provided by operating activities was approximately $1.3 billion in 1995 as compared to the $1.5 billion reported for 1994 and 1993. The 1995 amount includes the effect of the pretax merger related and consolidation expenditures to date of $208 million. As in prior years, positive cash flows were derived in large part from operating profits before deducting non-cash charges for depreciation and amortization of property and intangible assets, offset in part by working capital increases.

Additions to property, plant and equipment, net of purchased operations, were four percent higher in 1995 compared to 1994, and about equal to 1993. The Corporation continually monitors its capital spending in relation to current and anticipated business needs. Facilities are added, consolidated, disposed of or modernized as business circumstances dictate. In 1995, approximately $294 million was expended on acquisition, investment and divestiture activities, a $169 million increase from the prior year. In 1994, other investing activities resulted in net positive cash flow, as the proceeds from the Materials IPO and the Grumman termination fee more than offset the cash expended for the acquisition of GD Space Systems.

The Corporation continued to reduce outstanding long-term debt in 1995, consistent with 1994 and 1993. Approximately $287 million of long-term debt was repaid in 1995 using cash generated from operations. In December 1995, Materials issued $125 million of long-term debentures, the proceeds from which will be used to retire $100 million of Notes maturing in 1996. Approximately $700 million of long-term debt will mature in 1996. As stated previously, the proposed transactions with Loral, if consummated, would cause a significant increase in long-term debt.

Cash dividends per common share were $1.34, $1.14, and $1.09 for 1995, 1994 and 1993, respectively. The initial regular quarterly common dividend rate after consummation of the Business Combination was $0.35 per share. However, following the receipt of court approval of a settlement reached by the parties of certain class action lawsuits filed on behalf of the former shareholders of

--------------------------------------------------------------------------------

                   Net Cash Provided by Operating Activities
                                  In millions


                             [GRAPH APPEARS HERE]

--------------------------------------------------------------------------------

                          Dividends Per Common Share
                                  In dollars


                             [GRAPH APPEARS HERE]

Management's Discussion and Analysis of
Financial Condition and Results of Operations Continued
---------------------------------------------

Lockheed and Martin Marietta, Lockheed Martin expects, in accordance with the terms of the settlement, to pay a regular quarterly dividend of $0.40 per share for each of the next three quarters beginning with the first quarter of 1996.

After the adoption of the 1995 Omnibus Performance Award Plan, the Corporation's Board of Directors authorized the repurchase of up to six million common shares under a systematic repurchase plan. Additionally, the Board authorized the repurchase of up to nine million common shares to counter the dilutive effect of common stock issued under the Corporation's other benefit and compensation programs and for other purposes related to such plans. Approximately 2.3 million common shares were repurchased by the Corporation in the second half of 1995 for approximately $150 million.

Capital Structure and Resources

Long-term debt, including current maturities, declined to approximately $3.7 billion at the end of 1995 from approximately $3.9 billion at the end of 1994, while stockholders' equity grew to over $6.4 billion from nearly $6.1 billion a year ago. Total debt represented approximately 37 percent and 39 percent of total capitalization at December 31, 1995 and 1994, respectively. Most of the Corporation's debt is in the form of publicly issued, fixed-rate Notes Payable and Debentures.

As stated previously, if the transactions with Loral are consummated, the Corporation's debt to capitalization ratio will increase to approximately 67 percent. Consequently, the ratings on the Corporation's long-term debt were downgraded to a lower investment grade.

On March 15, 1995, the Corporation entered into a revolving credit agreement (the Credit Agreement) with a group of domestic and foreign banks. The Credit Agreement makes available $1.5 billion for commercial paper backup and general corporate purposes through March 14, 2000. Borrowings under the Credit Agreement would be unsecured and bear interest, at the Corporation's option, at rates based on the Eurodollar rate or a bank base rate (as defined). The Credit Agreement contains a financial covenant relating to leverage, and provisions which relate to certain changes in control. There have been no borrowings under the Credit Agreement.

In connection with the proposed business combination with Loral, the Corporation intends to arrange with a syndicate of banks to obtain credit facilities of $10 billion (the New Credit Facilities), comprised of a $5 billion five-year unsecured revolving credit facility and a $5 billion 364-day unsecured revolving credit facility. The New Credit Facilities would be available to finance the purchase of Loral's common stock, to fund the $344 million investment in Loral Space, to refinance a portion of Loral's existing debt, to pay related transaction expenses, to provide for future working capital needs and for general corporate purposes. Alternatively, the Corporation may obtain all or a portion of the necessary financing through the issuance of commercial paper backed by the New Credit Facilities. If the business combination with Loral is consummated, the Credit Facility will be terminated and replaced with the New Credit Facilities. Following the closing of the transactions, it is anticipated that the Corporation will refinance all or a portion of the borrowings under the New Credit Facilities with funds raised in the public or private securities markets. The Corporation may

                                                     Lockheed Martin Corporation

enter into interest rate hedging agreements to offset a portion of its exposure to rising interest rates related to the anticipated long-term financings.

The Corporation receives advances on certain contracts and uses them to finance the inventories required to complete the contracted work. Approximately $1.8 billion of advances related to work in process have been received from customers and were recorded as reductions of 1995 inventories in the Corporation's consolidated financial statements. In addition, advances of approximately $1 billion at the end of 1995 have been recognized as current liabilities, mostly related to contracts with foreign governments and commercial customers.

Cash on hand and temporarily invested, internally generated funds, and available financing resources as detailed above are expected to be sufficient to meet the anticipated operating, consolidation and debt service requirements, discretionary investment needs and capital expenditures of the Corporation. If the business combination with Loral is consummated, management will evaluate potential near-term actions which may permit the Corporation to reduce its long-term debt. These actions may include the disposition of non-core businesses or surplus properties and the suspension of the share repurchase programs.

Environmental Matters

As more fully described in Note 14 to the consolidated financial statements, the Corporation entered into a consent decree with the U.S. Environmental Protection Agency (EPA) in 1991 relating to certain property in Burbank, California, which obligates the Corporation to design and construct facilities to monitor, extract and treat groundwater and operate and maintain such facilities for approximately eight years. The Corporation has also been operating under a cleanup and abatement order from the California Regional Water Quality Control Board affecting its Burbank facilities. This order requires site assessment and action to abate groundwater contamination through a combination of groundwater and soil cleanup and treatment. Anticipated future costs for these projects are estimated to approximate $205 million. The Corporation has also begun discussions with the EPA to structure a second consent decree to cover the groundwater operations related to the Burbank property for the years 2000 through 2018. Any potential financial exposure related to this period is not expected to be material.

The Corporation records appropriate financial statement accruals for environmental issues in the period in which liability is established and the amounts can reasonably be estimated. In addition to the amounts described above, the Corporation has accrued approximately $285 million at December 31, 1995 for other matters in which an estimate of financial exposure could be determined. Management believes, however, that it is unlikely that any additional liability it may incur for known environmental issues would have a material adverse effect on its consolidated financial position or results of operations.

The Corporation is a party to various other proceedings and potential proceedings related to environmental clean-up issues, including matters at various sites where it has been designated a Potentially Responsible Party (PRP) by the EPA. In the event the Corporation is ultimately found to

Management's Discussion and Analysis of
Financial Condition and Results of Operations Continued
---------------------------------------------

have liability at those sites where it has been designated a PRP, the Corporation anticipates that the actual burden for the costs of remediation will be shared with other liable PRPs. Generally, PRPs that are ultimately determined to be responsible parties are strictly liable for site cleanups and usually agree among themselves to share, on an allocated basis, the costs and expenses for investigation and remediation of hazardous materials. Under existing environmental laws, however, responsible parties are jointly and severally liable and, therefore, the Corporation is potentially liable for the full cost of funding such remediation. In the unlikely event that the Corporation were required to fund the entire cost of such remediation, the statutory framework provides that the Corporation may pursue rights of contribution from the other PRPs. Among the variables management must assess in evaluating costs associated with these sites are changing cost estimates, continually evolving government environmental standards and cost allowability issues. Therefore, the nature of these environmental matters makes it extremely difficult to estimate the timing and amount of any future costs that may be necessary for remedial measures. The Corporation currently is unable to predict the outcome of these matters, inasmuch as the actual costs of remedial actions have not been determined and the allocation of liabilities among parties that ultimately may be found liable remains uncertain.

New Accounting Standards

In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that certain long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Additionally, SFAS No. 121 requires that certain long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Corporation will adopt SFAS No. 121 in 1996, as required. Management anticipates that the impact of the adoption of this standard will not be material to the Corporation's consolidated earnings and financial position.

Also in 1995, the FASB adopted SFAS No. 123, "Accounting for Stock-Based Compensation." While SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans using a fair value method of accounting, it allows companies to continue to measure compensation cost for those plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Should a company choose not to change its accounting method, it must disclose the pro forma effect on net earnings and earnings per share as if the fair value method had been adopted. Currently, the Corporation intends to continue its present APB Opinion No. 25 accounting treatment for stock-based compensation, and plans to adopt the disclosure provisions of SFAS No. 123 beginning in 1996, as required.

                                                     Lockheed Martin Corporation

The Corporation's Responsibility
for Financial Reporting

The management of Lockheed Martin Corporation prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. The consolidated financial statements, which include amounts based on estimates and judgments, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis.

The Corporation maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, transactions are properly executed and recorded in accordance with management's authorization, and accountability for assets is maintained. An environment that establishes an appropriate level of control consciousness is maintained and monitored and includes examinations by an internal audit staff and by the independent auditors in connection with their annual audit.

The Corporation's management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements which document the Corporation's business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of written codes of ethics and standards of business conduct and through ongoing education and review programs designed to create a strong compliance environment.

The Audit and Ethics Committee of the Board of Directors is composed of eight outside directors. This Committee meets periodically with the independent auditors, internal auditors and management to review their activities.

The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows.

/s/ Marcus C. Bennett

Marcus C. Bennett
Senior Vice President and
Chief Financial Officer


/s/ Robert E. Rulon

Robert E. Rulon
Vice President and Controller


Report of Ernst & Young LLP,
Independent Auditors


Board of Directors and Stockholders
Lockheed Martin Corporation

We have audited the accompanying consolidated balance sheet of Lockheed Martin Corporation as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lockheed Martin Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

The Corporation changed its method of accounting for the Employee Stock Ownership Plan effective January 1, 1994 as discussed in Note 1 to the consolidated financial statements.

                                /s/ Ernst & Young LLP

Washington, D.C.
January 23, 1996

                                                     Lockheed Martin Corporation

Consolidated Statement of Earnings

                                                     Year Ended December 31,
(In millions, except per share data)                 1995      1994      1993
=============================================================================
Net sales                                         $22,853   $22,906   $22,397
Costs and expenses:
  Cost of sales                                    20,881    21,127    20,857
  Merger related and consolidation expenses           690        --        --
-----------------------------------------------------------------------------
Earnings from operations                            1,282     1,779     1,540
Other income and expenses, net                         95       200        44
-----------------------------------------------------------------------------
                                                    1,377     1,979     1,584
Interest expense                                      288       304       278
-----------------------------------------------------------------------------
Earnings before income taxes and cumulative
 effect of change in accounting                     1,089     1,675     1,306
Income tax expense                                    407       620       477
-----------------------------------------------------------------------------
Earnings before cumulative effect of change in
 accounting                                           682     1,055       829
Cumulative effect of change in accounting              --       (37)       --
-----------------------------------------------------------------------------
Net earnings                                      $   682   $ 1,018   $   829
=============================================================================
Earnings per common share:
  Assuming no dilution:
    Before cumulative effect of change in
     accounting                                   $  3.28   $  5.32   $  3.99
    Cumulative effect of change in accounting          --      (.20)       --
-----------------------------------------------------------------------------
                                                  $  3.28   $  5.12   $  3.99
=============================================================================
  Assuming full dilution:
    Before cumulative effect of change in
     accounting                                   $  3.05   $  4.83   $  3.75
    Cumulative effect of change in accounting          --      (.17)       --
-----------------------------------------------------------------------------
                                                  $  3.05   $  4.66   $  3.75
=============================================================================

See accompanying Notes to Consolidated Financial Statements.

                                                     Lockheed Martin Corporation

Consolidated Statement of Cash Flows


                                                            Year Ended December 31,
(In millions)                                              1995        1994        1993
=======================================================================================
Operating Activities

Earnings before cumulative effect of
 change in accounting                                    $  682     $ 1,055      $  829
Adjustments to reconcile earnings
 to net cash provided by operating
 activities:
   Merger related and consolidation -- expenses             690          --          --
                                    -- payments            (208)         --          --
   Depreciation and amortization                            605         638         680
   Amortization of intangible assets                        316         299         256
   Deferred federal income taxes                           (116)         73         165
   Gain--Materials public offering                           --        (118)         --
   Acquisition termination fee                               --         (50)         --
   Changes in operating assets and liabilities:
     Receivables                                           (394)       (169)         80
     Inventories                                            430        (221)         63
     Customer advances and amounts in excess
      of costs incurred                                    (294)         20        (209)
     Other                                                 (419)        (34)       (405)
---------------------------------------------------------------------------------------
     Net cash provided by operating activities            1,292       1,493       1,459
---------------------------------------------------------------------------------------

Investing Activities

Additions to properties, net of purchased operations       (531)       (509)       (536)
Acquisition, investment and divestiture activities         (294)       (125)     (2,420)
Net proceeds -- Materials public offering                    --         189          --
 Other                                                      126         (57)        148
---------------------------------------------------------------------------------------
      Net cash used for investing activities               (699)       (502)     (2,808)
---------------------------------------------------------------------------------------
Financing Activities

Decreases in short-term borrowings                          (14)         (7)         (9)
Increases in long-term debt                                 125          43       2,281
Repayments and extinguishments of long-term debt           (287)       (512)       (741)
Issuances of common stock                                    61          32          88
Purchases of common stock                                  (150)         --          --
Dividends on common stock                                  (254)       (214)       (215)
Dividends on preferred stock                                (60)        (60)        (45)
---------------------------------------------------------------------------------------
     Net cash (used for) provided by financing
     activities                                            (579)       (718)      1,359
---------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                    14         273          10
Cash and cash equivalents at beginning of year              639         366         356
---------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $  653      $  639     $   366
=======================================================================================

See accompanying Notes to Consolidated Financial Statements.

                                                     Lockheed Martin Corporation

Consolidated Balance Sheet

                                                          December 31,
(In millions)                                             1995      1994
========================================================================
Assets

Current assets:
  Cash and cash equivalents                            $   653   $   639
  Receivables                                            3,876     3,473
  Inventories                                            2,804     3,159
  Deferred income taxes                                    580       506
  Other current assets                                     264       366
------------------------------------------------------------------------
    Total current assets                                 8,177     8,143

Property, plant and equipment                            3,165     3,455
Intangible assets related to contracts and programs
 acquired                                                1,808     1,971
Cost in excess of net assets acquired                    2,817     2,831
Other assets                                             1,681     1,649
------------------------------------------------------------------------
                                                       $17,648   $18,049
========================================================================
Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                     $   787   $ 1,306
  Customer advances and amounts in excess of costs
   incurred                                              1,570     1,872
  Salaries, benefits and payroll taxes                     567       767
  Income taxes                                             292        86
  Current maturities of long-term debt                     722       285
  Other current liabilities                              1,353     1,319
------------------------------------------------------------------------
    Total current liabilities                            5,291     5,635

Long-term debt                                           3,010     3,594
Post-retirement benefit liabilities                      1,778     1,756
Other liabilities                                        1,136       978

Stockholders' equity:
  Series A preferred stock, $50 liquidation preference
   per share                                             1,000     1,000
  Common stock, $1 par value per share                     199       199
  Additional paid-in capital                               683       734
  Retained earnings                                      4,838     4,470
  Unearned ESOP shares                                    (287)     (317)
------------------------------------------------------------------------
    Total stockholders' equity                           6,433     6,086
------------------------------------------------------------------------
                                                       $17,648   $18,049
========================================================================

See accompanying Notes to Consolidated Financial Statements.

                                                     Lockheed Martin Corporation

Consolidated Statement of Stockholders' Equity

                                                                   Additional                 Unearned     Guarantee          Total
                                          Preferred      Common       Paid-in     Retained        ESOP       of ESOP   Stockholders'
(In millions)                                 Stock       Stock       Capital     Earnings      Shares   Obligations         Equity
===================================================================================================================================
Balance at December 31, 1992                $    --      $  195        $  582      $ 3,136       $  --       $(431)         $ 3,482
Net earnings                                     --          --            --          829          --          --              829
Preferred stock issued                        1,000          --            --           --          --          --            1,000
Dividends declared on preferred
 stock ($2.25 per share)                         --          --            --          (45)         --          --              (45)

Dividends declared on common
 stock ($1.09 per share)                         --          --            --         (215)         --          --             (215)

Stock awards and options, and
 ESOP activity                                   --           3           107           16          --          24              150
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993                  1,000         198           689        3,721          --        (407)           5,201
Earnings before cumulative effect
 of change in accounting                         --          --           --         1,055          --          --            1,055
Cumulative effect of change in
 accounting                                      --          --           --           (37)       (350)        407               20
Dividends declared on preferred
 stock ($3.00 per share)                         --          --           --           (60)         --          --              (60)

Dividends declared on common
 stock ($1.14 per share)                         --          --           --          (214)         --          --             (214)

Stock awards and options, and
 ESOP activity                                   --           1           45             5          33          --               84
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                  1,000         199          734         4,470        (317)         --            6,086
Net earnings                                     --          --           --           682          --          --              682
Dividends declared on preferred
 stock ($3.00 per share)                         --          --           --           (60)         --          --              (60)

Dividends declared on common
 stock ($1.34 per share)                         --          --           --          (254)         --          --             (254)

Repurchases of common stock                      --          (2)        (148)           --          --          --             (150)

Stock awards and options, and
 ESOP activity                                   --           2           97            --          30          --              129
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                 $1,000      $  199      $   683      $  4,838      $ (287)     $   --           $6,433
===================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1 - Summary of Significant Accounting Policies

Organization - Lockheed Martin Corporation (Lockheed Martin or the Corporation) is engaged in the design, manufacture, integration and operation of a broad array of products and services ranging from aircraft, spacecraft and launch vehicles to energy management, missiles, electronics, and information systems. The Corporation serves customers in both domestic and international defense and civilian markets, with its principal customers being agencies of the U.S. Government.

Basis of consolidation and use of estimates - The consolidated financial statements include the accounts of wholly-owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular estimates of anticipated contract costs and revenues utilized in the earnings recognition process, that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Classifications - Receivables and inventories are primarily attributable to long-term contracts or programs in progress on which the related operating cycles are longer than one year. In accordance with industry practice, these items are included in current assets.

Certain amounts for the prior years have been reclassified to conform with the 1995 presentation.

Cash and cash equivalents - Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment. Cash equivalents are generally comprised of highly liquid instruments with maturities of three months or less when purchased. Due to the short maturity of these instruments, carrying value on the Corporation's consolidated balance sheet approximates fair value.

Inventories - Inventories are stated at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production, allocable operating overhead, and, where appropriate, research and development and general and administrative expenses, less amounts attributed to cost of sales. Pursuant to contract provisions, the U.S. Government and other customers have title to, or a security interest in, certain inventories as a result of progress payments and advances. General and administrative expenses related to commercial products and services essentially under commercial terms and conditions are expensed as incurred. Costs of other product and supply inventories are principally determined by the first-in, first-out or average cost methods.

Property, plant and equipment - Property, plant and equipment are carried principally at cost. Depreciation is provided on plant and equipment generally using accelerated methods of depreciation during the first half of the estimated useful lives of the assets; thereafter, generally straight-line depreciation is used. Estimated useful lives generally range from 8 years to 40 years for buildings and 2 years to 20 years for machinery and equipment.

Intangible assets - Intangible assets related to contracts and programs acquired are amortized over the estimated periods of benefit (15 years or less) and are displayed on the consolidated balance sheet net of accumulated amortization of $448 million and $305 million at December 31, 1995 and 1994, respectively. Cost in excess of net assets acquired (goodwill) is amortized ratably over appropriate periods, primarily 40 years, and is displayed on the consolidated balance sheet net of accumulated amortization of $438 million and $343 million at December 31, 1995 and 1994, respectively. The carrying values of intangible assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value, and any impairment determined is recorded in the current period.

Environmental matters - The Corporation records a liability for environmental matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. A substantial portion of the costs are expected to be reflected in sales and costs of sales pursuant to U.S. Government agreement or regulation. At the time a liability is recorded for future environmental costs, an asset is recorded for probable future recovery through pricing U.S. Government business. The portion of those costs expected to be allocated to commercial business is reflected in costs and expenses at the time the liability is established.

Sales and earnings - Sales and anticipated profits under long-term fixed-price production contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract

                                                     Lockheed Martin Corporation

profits are taken into earnings in proportion to recorded sales. Sales under certain long-term fixed-price contracts which, among other things, provide for the delivery of minimal quantities or require a significant amount of development effort in relation to total contract value are recorded using the percentage of completion cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs. Sales of products and services essentially under commercial terms and conditions are recorded upon shipment or completion of specified tasks.

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions which increase or decrease earnings based solely on a single significant event would generally not be recognized until the event has occurred.

When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Any anticipated losses on contracts or programs in progress are charged to earnings when identified.

Research and development and similar costs - Corporation-sponsored research and development costs primarily include research and development and bid and proposal effort related to government products and services. Except for certain arrangements described below, these costs are generally included as part of the general and administrative costs that are allocated among all contracts and programs in progress under U.S. Government contractual arrangements. Corporation-sponsored product development costs not otherwise allocable are charged to expense when incurred. Under certain arrangements in which a customer shares in product development costs, the Corporation's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

Income taxes - The Corporation accounts for income taxes as prescribed in Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Employee Stock Ownership Plan - The Corporation elected to adopt, effective January 1, 1994, the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans," to account for the Employee Stock Ownership Plan (ESOP). Adoption of this accounting method resulted in a cumulative effect adjustment which reduced net earnings for 1994 by $37 million, or $.17 per common share assuming full dilution. In accordance with the provisions of the SOP, the unallocated common shares held by the ESOP trust (Unallocated ESOP Shares) have been considered outstanding for voting and other Corporate purposes, but have been excluded from weighted average outstanding shares in calculating earnings per share. For 1995 and 1994, the weighted average Unallocated ESOP Shares excluded in calculating earnings per share totalled approximately 10.3 million and 11.5 million common shares, respectively.

Earnings per common share - Earnings per common share were based on the weighted average number of common shares outstanding during the year. Earnings per common share, assuming no dilution, were computed based on net earnings less the dividend requirement for preferred stock. The weighted average number of common shares outstanding, assuming no dilution, was approximately 189.3 million in 1995, 187.0 million in 1994 and 196.6 million in 1993.

Earnings per common share, assuming full dilution, were computed assuming that the average number of common shares was increased by the conversion of preferred stock. The weighted average number of common shares outstanding, assuming full dilution, was approximately 223.2 million in 1995, 218.3 million in 1994 and
221.1 million in 1993.

Notes to Consolidated Financial Statements Continued
------------------------------------------

Note 2 - Formation of Lockheed Martin and Related Consolidation Activities

On August 29, 1994, Lockheed Martin Corporation, a newly formed corporation, Lockheed Corporation (Lockheed) and Martin Marietta Corporation (Martin Marietta) (collectively, the Corporations) entered into an Agreement and Plan of Reorganization (the Reorganization Agreement) whereby the Corporations would merge through an exchange of stock (the Business Combination). The Business Combination was consummated after stockholders' approval on March 15, 1995.

Under the terms of the Reorganization Agreement, each outstanding share of Lockheed common stock was exchanged for 1.63 shares of Lockheed Martin common stock, and each outstanding share of Martin Marietta common stock and preferred stock was exchanged for one share of Lockheed Martin common stock and preferred stock, respectively.

The Business Combination constituted a tax-free reorganization and qualified for the pooling of interests method of accounting. Under this accounting method, the assets and liabilities of Lockheed and Martin Marietta were carried forward to Lockheed Martin at their historical recorded bases. Subsequent to the Business Combination, Lockheed, Martin Marietta and certain other subsidiaries were merged with and into the Corporation. The accompanying consolidated financial statements, which reflect the combined balance sheets, results of operations and cash flows for Lockheed Martin, have been derived from the balance sheets, results of operations and cash flows of the separate Corporations for periods before the Business Combination, combined, reclassified and conformed, as appropriate, to reflect amounts for the combined entity. Sales and earnings of the individual entities were as follows:


                                            As Previously Reported
                                           -------------------------                      Lockheed
                                                             Martin           Combining     Martin
(In millions, except per share data)       Lockheed         Marietta         Adjustments   Combined
===================================================================================================
Year ended December 31, 1994:
  Net sales                                 $13,130          $ 9,874           $   (98)     $22,906
  Earnings before cumulative effect of
    change in accounting                        445              636               (26)       1,055
  Earnings per share before cumulative
    effect of change in accounting,
    assuming full dilution                     4.29 (a)         5.05                --          4.83

Year ended December 31, 1993:
  Net sales                                 $13,071           $9,436             $(110)     $22,397
  Net earnings                                  422              450 (b)           (43)         829
  Earnings per share, assuming full
   dilution                                    4.11 (a)         3.80 (b)            --         3.75
===================================================================================================

(a) Amounts for Lockheed have been adjusted for the 1.63 exchange ratio related to the Business Combination.
(b) Amounts for Martin Marietta do not include the cumulative effect of changes in accounting for post-retirement benefits other than pensions and for postemployment benefits as the timing of the adoption of such changes was adjusted to January 1, 1992 to conform to Lockheed's timing of adoption.

Combining adjustments were recorded to eliminate intercompany sales and cost of sales in each year. No adjustments were made to eliminate the related intercompany profit in ending inventories as such amounts were not material. Adjustments were also made to conform Lockheed's method of accounting for timing differences in cost recognition between SFAS No. 87, "Employers' Accounting for Pensions," and applicable government contract accounting principles to be consistent with Martin Marietta's method, and to conform Lockheed's provisions for state income taxes to Martin Marietta's methodology. Further adjustments were recorded to reflect the tax impact of these adjustments.

During the first quarter of 1995, the Corporation recorded a $165 million pretax charge for merger related expenses. On June 26, 1995, the Corporation announced a corporate-wide consolidation plan under which the Corporation would close 12 facilities and laboratories as well as 26 duplicative field offices in the U.S. and abroad, eliminating up to approximately 12,000 positions. In conjunction with the announcement, the Corporation recorded accruals for severance, lease termination and certain other costs as well as approximately $220 million of adjustments to reflect affected real estate and other property, plant and equipment at their estimated net realizable values. Under existing

                                                     Lockheed Martin Corporation

U.S. Government regulations, certain costs incurred for consolidation actions that can be demonstrated to result in savings in excess of the cost to implement can be amortized for government contracting purposes and included in future pricing of the Corporation's products and services. The Corporation anticipates that a substantial portion of the total costs of the consolidation plan will be reflected in future sales and cost of sales. The Corporation recorded a pretax charge of $525 million for the consolidation plan which represents the portion of the accrued costs and net realizable value adjustments that are not probable of recovery. The after-tax effect of these charges was $436 million, or $1.96 per common share assuming full dilution. As of December 31, 1995, the total merger related and consolidation plan expenditures were approximately $208 million which primarily relate to the Business Combination, the elimination of positions and the closure of foreign and domestic marketing offices. Approximately $400 million of accrued merger and consolidation costs are included in other current liabilities at December 31, 1995.

Other costs of the consolidation plan, which include relocation of personnel and programs, retraining, process re-engineering and certain capital expenditures, among others, generally will be recognized when incurred. The Corporation currently anticipates that the remaining consolidation costs will be incurred by the end of 1997.

Note 3 - Transaction Agreement with Loral Corporation

In January 1996, the Corporation entered into an Agreement and Plan of Merger (the Merger Agreement), dated as of January 7, 1996, with Loral Corporation (Loral) for a series of interrelated transactions with a total estimated value of approximately $9.4 billion. Under the terms of the Merger Agreement, the Corporation intends to acquire the defense electronics and systems integration businesses and certain other businesses of Loral for approximately $9.1 billion, including $2.1 billion of assumed debt. Of the total, approximately $7 billion will be paid directly to Loral shareholders by the Corporation through a tender offer for all outstanding shares of Loral common stock for $38.00 per share in cash. A Schedule 14D-1 relating to the tender offer was filed with the Securities and Exchange Commission on January 12, 1996. Following the consummation of the tender offer, Loral will distribute, for each share of Loral common stock previously held, one share of common stock of a newly-formed company, Loral Space & Communications, Ltd. (Loral Space), which will own substantially all of the space and satellite telecommunications interests of Loral. Finally, the Corporation will invest $344 million in Loral Space for the acquisition of shares of preferred stock that are convertible into 20 percent of Loral Space's common stock on a fully diluted basis. The Corporation's offer is contingent, among other things, on the tendering of two-thirds of Loral's outstanding shares and on regulatory approvals, and is expected to close in the first half of 1996. If the business combination with Loral is consummated, the purchase method of accounting will be used to record the transactions.

In connection with the transactions, the Corporation intends to arrange with a syndicate of banks to obtain credit facilities of $10 billion (the New Credit Facilities), comprised of a $5 billion five-year unsecured revolving credit facility and a $5 billion 364-day unsecured revolving credit facility. The New Credit Facilities would be available to finance the purchase of Loral's common stock, to fund the $344 million investment in Loral Space, to refinance a portion of Loral's existing debt, to pay related transaction expenses, to provide for future working capital needs and for general corporate purposes. Alternatively, the Corporation may obtain all or a portion of the necessary financing through the issuance of commercial paper backed by the New Credit Facilities. If the business combination with Loral is consummated, the Credit Facility in effect at December 31, 1995 (see Note 8) will be terminated and replaced with the New Credit Facilities. Following the closing of the transactions, it is anticipated that the Corporation will refinance all or a portion of the borrowings under the New Credit Facilities with funds raised in the public or private securities markets.

Note 4 - Acquisitions

On May 1, 1994, the Corporation completed its acquisition of the Space Systems Division of General Dynamics Corporation (the Space Systems Division) for cash. This transaction was recorded under the purchase method of accounting. Operations of the Space Systems Division have been included in the Corporation's Space & Strategic Missiles segment from the closing date. Pro forma financial data related to this transaction has not been presented, based on materiality considerations.

On April 2, 1993, the Corporation consummated a transaction (the GE Transaction) with

Notes to Consolidated Financial Statements Continued
------------------------------------------

General Electric Company (GE) to combine the aerospace and certain other businesses of GE (collectively, the GE Aerospace businesses) with the businesses of the Corporation in the form of affiliated corporations. The exchange consideration of approximately $3 billion for the GE Transaction consisted of approximately $900 million in cash, convertible preferred stock (valued at $1 billion), retention by GE of certain accounts receivable and the assumption of payment obligations related to certain GE indebtedness ($750 million). The GE Transaction was recorded under the purchase method of accounting. The GE Aerospace operations have been included in the Corporation's results of operations since the closing date. If the GE Transaction were presented on an unaudited pro forma basis as if it had occurred as of January 1, 1993, the Corporation's 1993 net sales would increase by approximately $1 billion and net earnings would increase by less than 1.5%.

Effective February 28, 1993, the Corporation acquired the tactical military aircraft business of General Dynamics Corporation (formerly, the GD Fort Worth Division) for approximately $1.5 billion in cash, plus the assumption of certain liabilities related to the business. The acquisition was recorded under the purchase method of accounting. Pro forma financial data for 1993 related to this transaction has not been presented based on materiality considerations.

Note 5 - Receivables

Receivables consisted of the following components:

(In millions)                             1995    1994
======================================================
U.S. Government:
  Amounts billed                        $  925  $  984
  Unbilled costs and accrued profits     1,622   1,383
Commercial and foreign governments:
  Amounts billed                           654     662
  Unbilled costs and accrued profits,
   primarily related to commercial
   contracts                               675     444
------------------------------------------------------
                                        $3,876  $3,473
======================================================

Unbilled costs and accrued profits consisted primarily of revenues on long-term contracts that had been recognized for accounting purposes but not yet billed to customers. Approximately $185 million of the December 31, 1995 unbilled costs and accrued profits are not expected to be billed within one year.

Note 6 - Inventories

Inventories consisted of the following components:

(In millions)                        1995      1994
===================================================
Work in process, primarily on
 long-term contracts and
 programs in progress             $ 3,721   $ 4,291
Less customer advances and
 progress payments                 (1,772)   (1,785)
---------------------------------------------------
                                    1,949     2,506
Other inventories                     855       653
---------------------------------------------------
                                   $2,804   $ 3,159
===================================================

Customer advances and progress payments applied above are those where the customer has title to, or a security interest in, inventories identified with the related contracts. Other customer advances are classified as current liabilities. Inventories include unamortized deferred costs of approximately $300 million at December 31, 1995 which are anticipated to be recovered through future contracts.

An analysis of general and administrative costs, including research and development costs, included in work in process inventories follows:

(In millions)                     1995      1994     1993
=========================================================
Beginning of year              $   480   $   499   $  243
Incurred during the year         1,704     1,761    1,882
Charged to costs and
 expenses during the year:
   Research and development       (548)     (659)    (696)
   Other general and
    administrative              (1,205)   (1,121)    (930)
---------------------------------------------------------
End of year                    $   431   $   480   $  499
=========================================================

In addition, included in costs and expenses in 1995, 1994 and 1993 were general and administrative costs, including research and development costs, of approximately $230 million, $154 million and $155 million, respectively, incurred by commercial business units or programs.

                                                     Lockheed Martin Corporation

Note 7 - Property, Plant and Equipment

Property, plant and equipment consisted of the following components:

(In millions)                         1995         1994
=======================================================
Land                              $    362     $    332
Buildings                            2,494        2,419
Machinery and equipment              5,329        5,425
-------------------------------------------------------
                                     8,185        8,176
Less accumulated depreciation
  and amortization                  (5,020)      (4,721)
-------------------------------------------------------
                                    $3,165     $  3,455
=======================================================

Note 8 - Debt

Long-term debt consisted of the following components:

Type                                 Range of
(Maturity Dates)                     Interest
(In millions)                          Rates       1995       1994
==================================================================
Notes Payable:
  Fixed rate (1996-2023)             4.5-9.4%    $2,172    $ 2,215
  Variable rate (1995)                  (a)          --        200
Debentures (2011-2025)               7.0-7.9%       828        703
ESOP obligations (1996-2004)         8.3-8.4%       355        382
Payment obligations assumed from
 GE (1996)                              5.0%        303        310
Other obligations                    6.0-9.0%        74         69
------------------------------------------------------------------
                                                  3,732      3,879
Less current maturities                            (722)      (285)
------------------------------------------------------------------
                                                 $3,010    $ 3,594
==================================================================

(a) Interest rates vary based on the Eurodollar rate.

During the second quarter of 1995, the Corporation retired $200 million of variable rate Notes Payable and $43 million of fixed rate Notes Payable. During the fourth quarter, Martin Marietta Materials, Inc. (Materials), a public company owned 81% by the Corporation, issued $125 million of 7% debentures due in 2025.

Included in Notes Payable are $300 million of 9.375% notes due in 1999 which stipulate that, in the event of both a "designated event" and a related "rating decline" occurring within a specified period of time, holders of the notes may require the Corporation to redeem the notes and pay accrued interest. In general, a "designated event" occurs when any one of certain ownership, control, or capitalization changes takes place. A "rating decline" occurs when the ratings assigned to the Corporation's debt are reduced below investment-grade levels.

Included in Debentures are $150 million of 7.75% obligations which may be redeemed by the Corporation at specified prices on or after April 15, 2003. Also included in Debentures are $103 million of 7% obligations ($175 million at face value) which were originally sold at approximately 54% of their principal amount. These debentures, which are redeemable in whole or in part at the Corporation's option at 100% of their face value, have an effective yield of 13.25%.

A leveraged ESOP incorporated into the Lockheed Salaried Savings Plan (401(k)) (see Note 12) borrowed $500 million through a private placement of notes in 1989. These notes are being repaid in quarterly installments over terms ending in 2004. The ESOP note agreement stipulates that, in the event that the ratings assigned to the Corporation's long-term senior unsecured debt are below investment grade, holders of the notes may require the Corporation to purchase the notes and pay accrued interest. These notes are obligations of the ESOP but guaranteed by the Corporation and are reported as debt on the Corporation's consolidated balance sheet.

The Corporation's long-term debt maturities for the five years following December 31, 1995, are: $722 million in 1996; $166 million in 1997; $374 million in 1998; $350 million in 1999; $44 million in 2000 and $2,076 million thereafter.

Certain of the financing agreements of the Corporation contain certain restrictive covenants relating to debt, requirements for limitations on encumbrances and on sale and lease-back transactions, and provisions which relate to certain changes in control.

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the consolidated balance sheet, for which it is practicable to estimate fair value. Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Corporation's financial instruments approximates fair value. The estimated fair values of the Corporation's long-term debt instruments at December 31, 1995, aggregated approximately

Notes to Consolidated Financial Statements Continued
------------------------------------------

$4.0 billion, compared with a carrying amount of approximately $3.7 billion on the consolidated balance sheet. The fair values were estimated based on quoted market prices for those instruments publicly traded. For privately placed debt, the fair values were estimated based on the quoted market prices for the same or similar issues, or on current rates offered to the Corporation for debt of the same remaining maturities.

On March 15, 1995, the Corporation entered into a revolving credit agreement (the Credit Agreement) with a group of domestic and foreign banks. The Credit Agreement makes available $1.5 billion through March 14, 2000. Borrowings under the Credit Agreement would be unsecured and bear interest, at the Corporation's option, at rates based on the Eurodollar rate or a bank base rate (as defined). The Credit Agreement contains a financial covenant relating to leverage, and provisions which relate to certain changes in control. There have been no borrowings under the Credit Agreement.

Interest payments were $275 million in 1995, $276 million in 1994 and $262 million in 1993.

Note 9 - Income Taxes

The provision for federal and foreign income taxes consisted of the following components:

(In millions)                       1995    1994    1993
========================================================
Federal income taxes:
  Current                          $ 510   $ 538   $ 304
  Deferred                          (116)     73     165
--------------------------------------------------------
    Total federal income taxes       394     611     469
Foreign income taxes                  13       9       8
--------------------------------------------------------
    Total income taxes
     provided                      $ 407   $ 620   $ 477
========================================================

Net provisions for state income taxes are included in general and administrative expenses, which are primarily allocable to government contracts. Such state income taxes were $86 million for 1995, $50 million for 1994 and $86 million for 1993.

The Corporation's effective income tax rate varied from the statutory federal income tax rate because of the following tax differences:

                                1995   1994   1993
==================================================
Statutory federal tax rate      35.0%  35.0%  35.0%
Increase (reduction) in tax
 rate from:
  Nondeductible amortization     3.2    2.1    2.0
  Revisions to prior years'
   estimated liabilities        (3.4)   (.9)   1.2
  Other, net                     2.6     .8   (1.7)
--------------------------------------------------
                                37.4%  37.0%  36.5%
==================================================

The primary components of the Corporation's federal deferred income tax assets and liabilities at December 31 were as follows:

(In millions)                                1995    1994
=========================================================
Deferred tax assets related to:
  Accumulated post-retirement
   benefit obligations                     $  674  $  680
  Accrued compensation and benefits           290     356
  Merger related and
   consolidation reserves                     168      --
  Contract accounting methods                 132      76
    Other                                     110     116
---------------------------------------------------------
                                            1,374   1,228
Deferred tax liabilities related to:
  Intangible assets                           547     520
  Property, plant and equipment               247     244
---------------------------------------------------------
                                              794     764
---------------------------------------------------------
    Net deferred tax assets                $  580  $  464
=========================================================

Federal and foreign income tax payments, net of refunds received, were $223 million in 1995, $502 million in 1994 and $455 million in 1993.

                                                     Lockheed Martin Corporation

Note 10 - Other Income and Expenses

Other income and expenses, net consisted of the following components:

(In millions)                   1995    1994    1993
====================================================
Royalty income                 $  64   $  59   $  33
Interest income                   33      34      22
Gain--Materials
 public offering                  --     118      --
Acquisition termination fee       --      50      --
Other                             (2)    (61)    (11)
----------------------------------------------------
                               $  95   $ 200   $  44
====================================================

In February 1994, Materials sold through an initial public offering approximately 8.8 million shares of its common stock. The Corporation retains approximately 81% of the outstanding stock of Materials. Minority interest of $84 million and $71 million was included in other liabilities at December 31, 1995 and 1994, respectively. A portion of the proceeds from the offering was used to defease in substance $125 million of 9.5% Notes. The Corporation recognized a pretax gain, net of a loss on debt defeasance, of $118 million from Materials' initial public offering. The net after-tax gain from these transactions was $70 million, or $.32 per common share assuming full dilution.

During March 1994, the Corporation entered into an Agreement and Plan of Merger with Grumman Corporation (Grumman) and made an offer to purchase for cash all outstanding shares of common stock of Grumman. Subsequently, Grumman reached agreement with and accepted Northrop Corporation's competing offer to purchase its outstanding common shares. In April 1994, the Corporation received $50 million plus reimbursement of expenses from Grumman pursuant to the termination provisions of the Agreement and Plan of Merger. The Corporation recorded an after-tax gain of $30 million, or $.14 per common share assuming full dilution.

Note 11 - Stockholders' Equity and Related Items

Capital structure - The authorized capital structure of the Corporation is composed of 750 million shares of common stock (199 million shares issued), 50 million shares of series preferred stock (no shares issued), and 20 million shares of Series A preferred stock (20 million shares issued). Approximately 70 million common shares have been reserved for issuance under benefit and incentive plans.

The Series A preferred stock has a par value of $1 per share (liquidation preference of $50 per share). As part of the consideration for the GE Transaction, the Corporation issued to GE all of the authorized and outstanding shares of Series A preferred stock. Dividends are cumulative and paid at an annual rate of $3.00 per share, or 6%. The shares held by GE are currently convertible into approximately 13% of the shares of the Corporation's common stock after giving effect to such conversion, have an aggregate liquidation preference of $1 billion, and are nonvoting except in special circumstances. Accordingly, 29 million common shares have been reserved for this potential conversion. In March 1998 and thereafter, the Corporation will be entitled to redeem, at its option, any or all shares of the Series A preferred stock for either cash or common stock. The Series A preferred stock is held under a Standstill Agreement which, among other things, imposes certain limitations on either the increase or disposal of GE's interest in voting securities of the Corporation, on GE's solicitation of proxies and stockholder proposals, on GE's voting of its shares and on GE's ability to place or remove members of the Corporation's Board of Directors. In addition, the Standstill Agreement requires the Corporation to recommend to its shareholders the election of two persons designated by GE to serve as directors of the Corporation.

On July 27, 1995, the Corporation's Board of Directors authorized the repurchase of up to six million common shares under a systematic repurchase plan to counter the future dilutive effect of common stock issued by the Corporation under its 1995 Omnibus Performance Award Plan. Additionally, the Board authorized the repurchase of up to nine million common shares to counter the dilutive effect of common stock issued under the Corporation's other benefit and compensation programs and for other purposes related to such plans. Approximately 2.3 million common shares were repurchased by the Corporation in the second half of 1995.

Stock option and award plans - On March 15, 1995, the stockholders approved the Lockheed Martin 1995 Omnibus Performance Award Plan (Omnibus Plan). Under the Omnibus Plan, employees of the Corporation may be granted stock-based incentive awards, including options to purchase common stock, stock appreciation rights, restricted stock or other stock-based incentive awards. Employees may

Notes to Consolidated Financial Statements Continued
------------------------------------------

also be granted cash-based incentive awards, such as performance units. These awards may be granted either individually or in combination with other awards. Options to purchase common stock will be at an exercise price of not less than 100% of the market value of the underlying stock on the date of grant. The number of shares of Lockheed Martin common stock that may be issued in respect of awards under the Omnibus Plan will not exceed 12 million shares. The Omnibus Plan does not impose any minimum vesting periods on options or other awards. The maximum term of an option or any other award is ten years. The Omnibus Plan allows the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation.

Prior to the Business Combination, Lockheed and Martin Marietta had also utilized share-based and cash-based incentive award plans. Under the terms of certain of these plans, consummation of the Business Combination resulted in the acceleration of payment of certain benefits that would otherwise have been payable over time, early vesting of certain benefits that would otherwise not be fully vested, and, in some cases, the use of modified formulas for calculating the amounts of such benefits. In addition, the Reorganization Agreement provided for each outstanding stock option, stock appreciation right and other stock-based incentive award to be converted into a similar instrument of Lockheed Martin upon consummation of the Business Combination. Effective with the adoption of the Omnibus Plan, no further grants of share-based or cash-based incentive awards will be made under any of Lockheed's and Martin Marietta's prior plans. Accordingly, shares available for grant under these prior plans have been removed from registration.

The following table summarizes the stock option activity under the Corporation's plans during 1995:

                                 Number of Shares
                              -----------------------
                              Available     Options         Option
(In thousands)                for Grant   Outstanding     Price Range
======================================================================
December 31, 1994                3,652       9,244       $19.60-$44.88
Additions                       12,000          --                  --
Options granted                 (2,228)      2,228       $       59.38
Removed from registration       (3,674)         --                  --
Exercised                           --      (1,943)      $19.75-$44.88
Terminated                          81        (109)      $19.60-$59.38
----------------------------------------------------------------------
December 31, 1995                9,831       9,420       $19.60-$59.38
======================================================================

At December 31, 1995, approximately 6.5 million options outstanding were exercisable.

Note 12 - Post-Retirement Benefit Plans

The Corporation maintains separate plans for post-retirement benefits for heritage Lockheed and Martin Marietta employees.

Defined Contribution Plans

The Corporation maintains a number of contributory 401(k) savings plans for salaried employees (the Salaried Plans) and hourly employees (the Hourly Plans) which cover substantially all employees.

The Lockheed Salaried Plans - The Lockheed Salaried Plan includes an ESOP which purchased approximately 17.4 million shares of the Corporation's common stock with the proceeds from a $500 million note issue which is guaranteed by the Corporation (see Note 8). Shares are held in a suspense account in a salaried ESOP awaiting release and allocation to participants as described below.

Under provisions of the Lockheed Salaried Plan, employees' eligible contributions are matched by the Corporation at an established rate. The Corporation's matching obligation was $98 million in 1995, $103 million in 1994 and $104 million in 1993.

Since inception of the ESOP, some portion of the Corporation's match has consisted of the Corporation's common stock. The common stock portion of the matching obligation is fulfilled, in

                                                     Lockheed Martin Corporation

part, with stock released from the suspense account at approximately 1.2 million shares per year based upon the debt repayment schedule through the year 2004. The balance of the stock portion of the matching obligation is fulfilled through purchases of common stock from terminating participants or on the open market.

Effective January 1, 1994, the Corporation adopted SOP No. 93-6. Among other things, under this method of accounting, the cost of the ESOP includes the interest paid by the ESOP trust to service the debt (approximately $31 million and $33 million for 1995 and 1994, respectively).

The Lockheed salaried ESOP trust held approximately 22 million and 23 million issued shares of the Corporation's common stock at December 31, 1995 and 1994, respectively, representing about 11 percent of the Corporation's total common shares outstanding in each period. The 22 million shares held at December 31, 1995 consisted of approximately 12 million allocated shares and 10 million unallocated shares. The fair value of the unallocated ESOP shares at December 31, 1995 was approximately $780 million.

The Lockheed Hourly Plans - ESOPs were created and incorporated into the Lockheed Hourly Plans. The Corporation matches an established rate of participating employees' eligible contributions to the Hourly Plans through payments to the ESOP trusts. A portion of the Corporation's match consists of Corporation common stock purchased by the ESOPs on the open market and from terminating participants. The required match was $12 million in 1995, $12 million in 1994 and $15 million in 1993. The hourly ESOP trusts held approximately two million issued and outstanding shares of common stock at December 31, 1995.

Dividends on allocated shares - Dividends paid to the Lockheed salaried and hourly ESOP trusts on the allocated shares are paid annually by the ESOP trusts to the participants based upon the number of shares allocated to each participant.

The Martin Marietta Plans - The Corporation sponsors a number of contributory 401(k) savings plans which cover substantially all Martin Marietta heritage employees. Under the provisions of the plans, certain contributions of eligible employees are matched by the Corporation at an established rate. The Corporation's contributions for the years ended December 31, 1995, 1994 and 1993 were $70 million, $77 million and $48 million, respectively, which were reflected as compensation expense. Plan assets at December 31, 1995, which are held in a master trust, included approximately 10 million shares of the Corporation's common stock.

Defined Benefit Plans

Most employees are covered by contributory or noncontributory defined benefit pension plans. Benefits for salaried plans are generally based on average compensation and years of service, while those for hourly plans are generally based on negotiated benefits and years of service. Substantially all benefits are paid from funds previously contributed to trustees. The Corporation's funding policy is to make contributions that are consistent with U.S. Government cost allowability and Internal Revenue Service deductibility requirements, subject to the full-funding limits of the Employee Retirement Income Security Act of 1974 (ERISA). When any funded plan exceeds the full-funding limits of ERISA, no contribution is made to that plan.

The net pension cost of the Corporation's defined benefit plans includes the following components:

(In millions)                      1995      1994      1993
===========================================================
Service cost--benefits earned
 during the year                $   350   $   440   $   386
Interest cost                       896       842       807
Net amortization and other
 components                       1,545    (1,060)      326
Actual return on assets          (2,577)       64    (1,259)
Employee contributions               (3)       (3)       (3)
-----------------------------------------------------------
  Net pension cost              $   211   $   283   $   257
===========================================================

Notes to Consolidated Financial Statements Continued
------------------------------------------

The following table sets forth the defined benefit plans' funded status and amounts recognized in the Corporation's consolidated balance sheet as of December 31:

(In millions)                            1995      1994
=======================================================
Plan assets at fair value             $13,848   $11,845
=======================================================
Actuarial present value of
 benefit obligations:
  Vested                              $10,839   $ 9,423
  Non-vested                              121       118
-------------------------------------------------------
Accumulated benefit obligation         10,960     9,541
Effect of projected future
 salary increases                       1,648     1,330
-------------------------------------------------------
Projected benefit obligation (PBO)     12,608    10,871
-------------------------------------------------------
Plan assets greater than PBO            1,240       974

Reconciling items:
  Unrecognized net asset
   existing at the date of initial
   application of SFAS No. 87            (279)     (369)
  Unrecognized prior-service cost         536       584
  Unrecognized gain                    (1,332)     (984)
-------------------------------------------------------
  Prepaid pension asset               $   165   $   205
=======================================================

The increase in the fair value of plan assets in 1995 from 1994 was primarily due to favorable investment returns. The increase in the projected benefit obligation in 1995 from 1994 was primarily due to a decrease in the assumed discount rate.

At December 31, 1995, approximately 50 percent of the plan assets were equity securities and the rest were primarily fixed income securities and cash equivalents. Actuarial determinations were based on various assumptions displayed in the following table. Net pension costs in 1995, 1994 and 1993 were based on assumptions in effect at the end of the respective preceding year. Benefit obligations as of each year-end were based on assumptions in effect as of those dates.

                                            1995      1994      1993
====================================================================
Assumptions:
  Plan discount rates                        7.5%  8.2-8.5%  7.0-7.5%
  Rates of increase in future com-
    pensation levels                         6.0   5.5-6.0       6.0
  Expected long-term rate of return
    on assets                                8.8   8.0-8.8   8.0-8.8
====================================================================

Retiree Medical and Life Insurance Plans

Certain health care and life insurance benefits are provided to eligible retirees by the Corporation. These benefits are paid by the Corporation or funded through several trusts.

The net periodic post-retirement benefit cost for the years ended December 31, included the following components:

(In millions)                1995    1994    1993
=================================================
Service cost--benefits
 earned during the year     $  34   $  54   $  47
Interest cost                 177     164     153
Net amortization and
 other components              44     (29)     11
Actual return on assets       (82)     (3)    (35)
Curtailment gain               --     (21)    (28)
-------------------------------------------------
  Net periodic cost         $ 173   $ 165   $ 148
=================================================

The Corporation has made contributions to irrevocable trusts (including Voluntary Employees' Beneficiary Association (VEBA) trusts and 401(h) accounts) established to pay future medical benefits to eligible retirees and dependents.

The following table sets forth the post-retirement benefit plans' obligations and funded status as of December 31:

(In millions)                         1995      1994
====================================================
Plan assets at fair value           $  590    $  423
====================================================
Actuarial present value of
 benefit obligations:
 Active employees,
  eligible to retire                $  344    $  371
 Active employees, not
  eligible to retire                   428       402
 Former employees                    1,504     1,480
----------------------------------------------------
Accumulated post-retirement
 benefit obligation (APBO)           2,276     2,253
----------------------------------------------------
Assets less than APBO                1,686     1,830
Unrecognized prior service cost         16        (5)
Unrecognized gain                       93        24
----------------------------------------------------
  Post-retirement benefit
   unfunded liability               $1,795    $1,849
====================================================

                                                     Lockheed Martin Corporation

Actuarial determinations were based on various assumptions displayed in the following table. Net retiree medical costs for 1995, 1994 and 1993 were based on assumptions in effect at the end of the respective preceding years. Benefit obligations as of the end of each year reflect assumptions in effect as of those dates.

                                              1995      1994      1993
======================================================================
Assumptions:
  Plan discount rates                          7.5%  8.2-8.5%  7.0-7.5%
  Expected long-term rate of return
    on assets                                  8.8   8.0-8.8   8.0-8.8
======================================================================

The following table presents the medical trend rates for the plans:

                                      1995      1994      1993
==============================================================
Initial:
  Lockheed early retirees (pre-65)     8.0%     11.0%     13.0%
  Lockheed other retirees              8.0       6.0       9.0
  Martin Marietta retirees             7.5       7.5       7.5
Ultimate Lockheed:
  Early(a)                             4.5       5.0       5.0
  Other(b)                             2.0       2.0       2.0
Ultimate Martin Marietta
  (7 years and after)                  4.5       4.5       4.5
==============================================================

(a) 8 years and after for 1995; 20 years and after for 1994 and 1993.
(b) 13 years and after for 1995; 16 years and after for 1994 and 1993.

An increase of one percentage point in the assumed medical trend rates would result in an increase in the APBO of approximately 7.9% at December 31, 1995, and a 1995 post-retirement benefit cost increase of approximately 10.3%. The Corporation believes that the cost containment features it has previously adopted and the funding approaches underway will allow it to effectively manage its retiree medical expenses, but it will continue to monitor the costs of retiree medical benefits and may further modify the plans if circumstances warrant.

Note 13 - Leases

Total rental expense under operating leases, net of immaterial amounts of sublease rentals and contingent rentals, were $236 million, $265 million and $257 million for 1995, 1994 and 1993, respectively.

Future minimum lease commitments at December 31, 1995, for all operating leases that have a remaining term of more than one year were $781 million ($178 million in 1996, $130 million in 1997, $106 million in 1998, $90 million in 1999, $74 million in 2000, and $203 million in later years). Certain major plant facilities and equipment are furnished by the U.S. Government under short-term or cancelable arrangements.

Note 14 - Commitments and Contingencies

The Corporation or its subsidiaries are parties to or have property subject to litigation and other proceedings, including matters arising under provisions relating to the protection of the environment, that have the potential to affect the results of the Corporation's operations or its financial position. These matters include the following items:

Environmental matters - In 1991, the Corporation entered into a consent decree with the U.S. Environmental Protection Agency (EPA) relating to certain property in Burbank, California, which obligates the Corporation to design and construct facilities to monitor, extract, and treat groundwater and operate and maintain such facilities for approximately eight years. The Corporation estimates that expenditures required to comply with the terms of the consent decree over the remaining term of the project will be approximately $50 million.

The Corporation has also been operating under a cleanup and abatement order from the California Regional Water Quality Control Board affecting its facilities in Burbank, California. This order requires site assessment and action to abate groundwater contamination by a combination of groundwater and soil cleanup and treatment. Based on experience derived from initial remediation activities, the Corporation estimates the anticipated costs of these actions in excess of the requirements under the EPA consent decree to approximate $155 million over the remaining term of the project; however, this estimate is likely to change as work progresses and as additional experience is gained.

In addition, the Corporation is involved in several other proceedings and potential proceedings relating to environmental matters, including disposal of hazardous wastes and soil and water contamination. The extent of the Corporation's financial exposure cannot in all cases be reasonably estimated at this time. A liability of approximately $285 million for those cases in which an estimate of financial exposure can be determined has been recorded.

Under an agreement with the U.S. Government, the Burbank groundwater treatment and soil

Notes to Consolidated Financial Statements Continued
------------------------------------------

remediation expenditures referenced above are being allocated to the Corporation's operations as general and administrative costs and, under existing government regulations, these and other environmental expenditures related to U.S. Government business, after deducting any recoveries from insurance or other responsible parties, are allowable in establishing the prices of the Corporation's products and services. As a result, a substantial portion of the expenditures will be reflected in the Corporation's sales and cost of sales pursuant to U.S. Government agreement or regulation. The Corporation has recorded a liability for probable future environmental costs as discussed above, and has recorded an asset for probable future recovery of the portion of these costs in pricing of the Corporation's products and services for U.S. Government business. The portion that is expected to be allocated to commercial business has been reflected in cost of sales. The recorded amounts do not reflect the possible recovery of portions of the environmental costs through insurance policy coverage or from other potentially responsible parties to the contamination, which the Corporation is pursuing as required by agreement and U.S. Government regulation. Any such recoveries, when received, would reduce the Corporation's liability as well as the allocated amounts to be included in the Corporation's U.S. Government sales and cost of sales.

Legal proceedings - The Corporation or its subsidiaries are parties to or have property subject to litigation and other proceedings, including matters arising under provisions relating to the protection of the environment, in addition to those described above. In the opinion of management and counsel, the probability is remote that the outcome of litigation and proceedings will have a material adverse effect on the results of the Corporation's operations or its financial position.

Letters of credit and other matters - The Corporation has entered into standby letter of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts. At December 31, 1995, the Corporation had contingent liabilities on outstanding letters of credit, guarantees, and other arrangements aggregating approximately $560 million.

At December 31, 1995, Lockheed Martin Finance Corporation (LMFC) had entered into approximately $140 million in interest rate swap agreements to reduce the impact of changes in interest rates on its operations. The effect of these agreements is that the aggregate of the carrying value of LMFC's financial instruments approximates their fair market value. LMFC is exposed to credit loss, to the extent of future interest rate differentials, in the event of nonperformance by the intermediaries to the interest rate swap agreements. The Corporation does not anticipate nonperformance by the intermediaries.

Note 15 - Information on Industry Segments and Major Customers

The Corporation operates in four principal business segments: Space & Strategic Missiles, Aeronautics, Information & Technology Services, and Electronics. All other activities of the Corporation fall within the Energy, Materials and Other segment.

Space & Strategic Missiles - Engaged in the design, development, engineering and production of civil, commercial and military space systems, including spacecraft, space launch vehicles and supporting ground systems and services; satellites; strategic fleet ballistic missiles; tactical defense missiles; electronics and instrumentation; remote sensing technology; space and ground-based strategic systems; and surface and space-based information and communications systems.

Aeronautics - Engaged in the design, development, engineering and production of fighter, bomber, special mission, airlift, antisubmarine warfare, reconnaissance, surveillance and high performance aircraft; aircraft controls and subsystems; thrust reversers and shipboard vertical missile launching systems; and aircraft modification and maintenance and logistics support for military and civilian customers.

Information & Technology Services - Engaged in the development and operation of large, complex information systems; designing, manufacturing and marketing computer graphics products; developing and manufacturing high capacity data storage products; electronics contract manufacturing services; and providing advanced transportation systems and services, and payload integration, astronaut training and flight operations support.

Electronics - Engaged in the design, development, engineering and production of high-performance electronic systems for undersea, shipboard, land-based and airborne applications. Major product lines include advanced technology missiles, night navigation and targeting systems for aircraft; submarine and surface ship combat systems; airborne,

                                                     Lockheed Martin Corporation

ship and land-based radar; radio frequency, infrared, and electro-optical countermeasure systems; surveillance systems; control systems; ordnance; and aircraft component manufacturing and assembly.

Energy, Materials and Other - The Corporation manages certain facilities for the U.S. Department of Energy. The contractual arrangements provide for the Corporation to be reimbursed for the cost of operations and receive a fee for performing management services. The Corporation reflects only the management fee in its sales and earnings for these government-owned facilities. In addition, while the employees at such facilities are employees of the Corporation, applicable employee benefit plans are separate from the Corporation's plans. The Corporation also provides construction aggregates and specialty chemical products to commercial and civil customers through its Materials subsidiary, provides environmental remediation services to commercial and U.S. Government customers, and has investments in airport development and management as well as other businesses.

Selected Financial Data By Business Segment

(In millions)                           1995     1994     1993
==============================================================
Net sales
  Space & Strategic Missiles         $ 7,521  $ 6,719  $ 7,293
  Aeronautics                          6,617    7,091    6,601
  Information & Technology Services    4,528    4,271    3,712
  Electronics                          3,294    4,055    4,092
  Energy, Materials and Other            893      770      699
--------------------------------------------------------------
                                     $22,853  $22,906  $22,397
==============================================================

Operating profit
  Space & Strategic Missiles         $   431  $   476  $   507
  Aeronautics                            394      511      479
  Information & Technology Services      269      228      145
  Electronics                            261      456      331
  Energy, Materials and Other             22      308      122
--------------------------------------------------------------
                                     $ 1,377  $ 1,979  $ 1,584
==============================================================

(In millions)                           1995     1994     1993
==============================================================
Depreciation and amortization
  Space & Strategic Missiles         $   205  $   217  $   218
  Aeronautics                            142      126      137
  Information & Technology Services       67       77       92
  Electronics                            125      139      161
  Energy, Materials and Other             66       79       72
--------------------------------------------------------------
                                     $   605  $   638  $   680
==============================================================

Expenditures for property, plant
 and equipment
  Space & Strategic Missiles         $   165  $   175  $   163
  Aeronautics                             58       96      155
  Information & Technology Services       64       67       77
  Electronics                             99      101       77
  Energy, Materials and Other            145       70       64
--------------------------------------------------------------
                                     $   531  $   509  $   536
==============================================================

Identifiable assets
  Space & Strategic Missiles         $ 3,734  $ 4,195  $ 3,341
  Aeronautics                          4,082    4,591    5,119
  Information & Technology Services    2,758    2,450    2,138
  Electronics                          3,806    3,338    3,485
  Energy, Materials and Other          3,268    3,475    3,025
--------------------------------------------------------------
                                     $17,648  $18,049  $17,108
==============================================================

Notes to Consolidated Financial Statements Continued
------------------------------------------

Net Sales By Customer Category

(In millions)                           1995     1994     1993
==============================================================
U.S. Government(a)
  Space & Strategic Missiles         $ 6,025  $ 5,594  $ 6,663
  Aeronautics                          4,274    4,970    4,937
  Information & Technology Services    2,885    2,849    2,737
  Electronics                          2,418    2,999    3,042
  Energy, Materials and Other            168      152      118
--------------------------------------------------------------
                                     $15,770  $16,564  $17,497
==============================================================

Foreign governments
  Space & Strategic Missiles         $   112  $   290  $   282
  Aeronautics                          1,966    1,958    1,408
  Information & Technology Services       72      155        9
  Electronics                            837    1,037    1,028
  Energy, Materials and Other             --       --       --
--------------------------------------------------------------
                                     $ 2,987  $ 3,440  $ 2,727
==============================================================

Commercial
  Space & Strategic Missiles         $ 1,384  $   835  $   348
  Aeronautics                            377      163      256
  Information & Technology Services    1,571    1,267      966
  Electronics                             39       19       22
  Energy, Materials and Other            725      618      581
--------------------------------------------------------------
                                      $4,096  $ 2,902  $ 2,173
==============================================================

(a) Sales made to foreign governments through the U.S. Government are included in sales to foreign governments.

Export sales were $3.7 billion, $3.6 billion and $2.8 billion in 1995, 1994 and 1993, respectively.

Note 16 - Summary of Quarterly Information (Unaudited)

                                                      1995 Quarters
                                         -------------------------------------
(In millions, except per share data)      First(a)  Second(a)   Third   Fourth
==============================================================================
Net sales                                $ 5,644    $ 5,606    $ 5,551  $6,052
Earnings (loss) from operations              290        (55)       510     537
Net earnings (loss)                          137        (53)       287     311
Earnings (loss) per common share,
 assuming full dilution                      .62         (b)      1.29    1.38
==============================================================================

                                                      1994 Quarters
                                        ---------------------------------------
(In millions, except per share data)    First(c)(d)  Second(e)   Third   Fourth
===============================================================================
Net sales                                 $ 5,036     $ 5,562   $ 5,704  $6,604
Earnings from operations                      402         453       443     481
Earnings before cumulative effect of
 change in accounting                         272         259       254     270
Earnings per common share before
 cumulative effect of change in
 accounting, assuming full dilution          1.25        1.19      1.16    1.23
===============================================================================

(a) Earnings for the first and second quarters of 1995 include merger related and consolidation expenses (see Note 2).
(b) Loss per common share, assuming full dilution, of $.24 has not been presented above as such amount was anti-dilutive when compared to the loss per common share, assuming no dilution, of $.36.
(c) First quarter 1994 earnings exclude the cumulative effect of the change in accounting for ESOP resulting from the adoption of SOP No. 93-6. The cumulative effect reduced net earnings by $37 million, or $.17 per common share assuming full dilution.
(d) Earnings for the first quarter of 1994 include the gain from the Materials public offering (see Note 10).
(e) Earnings for the second quarter of 1994 include the acquisition termination fee (see Note 10).

                                                     Lockheed Martin Corporation

Consolidated Financial Data
Six Year Summary

(In millions, except per share data)                            1995     1994     1993      1992      1991      1990
====================================================================================================================
Operating Results
Net sales                                                    $22,853  $22,906  $22,397   $16,030   $15,871   $16,089
Costs and expenses                                            21,571   21,127   20,857    14,891    14,767    15,178
--------------------------------------------------------------------------------------------------------------------
Earnings from operations                                       1,282    1,779    1,540     1,139     1,104       911
Other income and expenses, net                                    95      200       44        42       (49)       34
--------------------------------------------------------------------------------------------------------------------
                                                               1,377    1,979    1,584     1,181     1,055       945
Interest expense                                                 288      304      278       177       176       180
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative effect
 of changes in accounting                                      1,089    1,675    1,306     1,004       879       765
Income tax expense                                               407      620      477       355       261       161
--------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of changes in
 accounting                                                      682    1,055      829       649       618       604
Cumulative effect of changes in accounting                        --      (37)      --    (1,010)       --
--------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                          $   682  $ 1,018  $   829   $  (361)  $   618   $   604
====================================================================================================================
Per Common Share
Assuming no dilution:
Before cumulative effect of changes in
 accounting                                                  $  3.28  $  5.32  $  3.99   $  3.31   $  3.05   $  2.97
Cumulative effect of changes in accounting                        --     (.20)      --     (5.15)       --
--------------------------------------------------------------------------------------------------------------------
                                                             $  3.28  $  5.12  $  3.99  $  (1.84)  $  3.05   $  2.97
====================================================================================================================
Assuming full dilution:
Before cumulative effect of changes in
 accounting                                                  $  3.05  $  4.83  $  3.75   $  3.31   $  3.05   $  2.97
Cumulative effect of changes in accounting                        --     (.17)      --     (5.15)       --
--------------------------------------------------------------------------------------------------------------------
                                                             $  3.05  $  4.66  $  3.75  $  (1.84)  $  3.05   $  2.97
====================================================================================================================
Cash Dividends                                               $  1.34  $  1.14  $  1.09   $  1.04   $   .98   $   .90
====================================================================================================================
Condensed Balance Sheet Data
Current assets                                               $ 8,177  $ 8,143  $ 6,961   $ 5,157   $ 5,553   $ 5,442
Property, plant and equipment                                  3,165    3,455    3,643     3,139     3,155     3,200
Intangible assets related to contracts
 and programs acquired                                         1,808    1,971    2,127        42        52        59
Cost in excess of net assets acquired                          2,817    2,831    2,697       841       864       882
Other assets                                                   1,681    1,649    1,680     1,648       895       883
--------------------------------------------------------------------------------------------------------------------
Total                                                        $17,648  $18,049  $17,108   $10,827   $10,519   $10,466
====================================================================================================================
Current liabilities--other                                   $ 4,569  $ 5,350  $ 4,845   $ 3,176   $ 3,833   $ 4,235
Current maturities of long-term debt                             722      285      346       327       298        30
Long-term debt                                                 3,010    3,594    4,026     1,803     1,997     2,392
Post-retirement benefit liabilities                            1,778    1,756    1,719     1,579        54        --
Other liabilities                                              1,136      978      971       460       112        38
Stockholders' equity                                           6,433    6,086    5,201     3,482     4,225     3,771
--------------------------------------------------------------------------------------------------------------------
Total                                                        $17,648  $18,049  $17,108   $10,827   $10,519   $10,466
====================================================================================================================
Common Shares Outstanding at Year End                          198.6    199.1    197.9     194.1     201.4     200.7
====================================================================================================================

Corporate Directory
--------------------------------------------------------------------------------

Board of Directors

Norman R. Augustine
President and Chief Executive Officer,
Lockheed Martin Corporation

Marcus C. Bennett
Senior Vice President and
Chief Financial Officer,
Lockheed Martin Corporation

Lynne V. Cheney
W. H. Brady, Jr.,
Distinguished Fellow,
American Enterprise Institute

A. James Clark
Chairman and President,
Clark Enterprises, Inc.

Vance D. Coffman
Executive Vice President
and Chief Operating Officer,
Lockheed Martin Corporation

Edwin I. Colodny
Of Counsel, Paul, Hastings,
Janofsky & Walker

Lodwrick M. Cook
Chairman Emeritus, ARCO

James L. Everett, III
Retired Chairman,
Philadelphia Electric Company

Houston I. Flournoy
Special Assistant to the President, Governmental Affairs,
University of Southern California

James F. Gibbons
Dean, School of Engineering,
Stanford University

Edward L. Hennessy, Jr.
Retired Chairman,
AlliedSignal Inc.

Edward E. Hood, Jr.
Retired Vice Chairman,
General Electric Company

Caleb B. Hurtt
Retired President and
Chief Operating Officer,
Martin Marietta Corporation

Gwendolyn S. King
Senior Vice President,
Corporate and Public Affairs,
PECO Energy Company

Lawrence O. Kitchen
Retired Chairman of the Board
and Chief Executive Officer,
Lockheed Corporation

Gordon S. Macklin
Chairman, White River Corporation

Vincent N. Marafino
Retired Executive Vice President,
Lockheed Martin Corporation

Eugene F. Murphy
President and
Chief Executive Officer,
GE Aircraft Engines

Allen E. Murray
Retired Chairman and
Chief Executive Officer,
Mobil Corporation

David S. Potter
Retired Vice President
and Group Executive,
General Motors Corporation

Frank Savage
Chairman, Alliance Capital
Management International

Daniel M. Tellep
Chairman of the Board,
Lockheed Martin Corporation

Carlisle A. H. Trost
Retired Chief of Naval Operations

James R. Ukropina
Partner, O'Melveny & Myers

Douglas C. Yearley
Chairman, President
and Chief Executive Officer,
Phelps Dodge Corporation

Committees

Audit and Ethics Committee
Mr. Potter, Chairman.
Mrs. King, Messrs. Everett,
Flournoy, Hood, Kitchen,
Macklin and Ukropina.

Compensation Committee
Mr. Murray, Chairman.
Messrs. Clark, Cook, Hennessy,
Hood, Potter, Trost and Yearley.

Executive Committee
Mr. Tellep, Chairman.
Mrs. Cheney, Messrs. Augustine,
Clark, Colodny, Macklin,
Savage and Trost.

Finance Committee
Mr. Ukropina, Chairman.
Mmes. Cheney and King,
Messrs. Colodny, Everett, Hurtt,
Kitchen, Murphy, Savage
and Yearley.

Nominating Committee
Mr. Hennessy, Chairman.
Messrs. Cook, Flournoy, Gibbons,
Hurtt and Murphy.


Officers

Dean O. Allen
Vice President

Joseph D. Antinucci
Vice President

M. Sam Araki
Vice President

Norman R. Augustine
President and Chief Executive Officer

William F. Ballhaus
Vice President

Marcus C. Bennett
Senior Vice President and
Chief Financial Officer

                                                     Lockheed Martin Corporation

James A. Blackwell, Jr.
Vice President and President
and Chief Operating Officer,
Aeronautics Sector

Harold T. Bowling
Vice President

Peter A. Bracken
Vice President

Melvin R. Brashears
Vice President and President
and Chief Operating Officer,
Space & Strategic Missiles Sector

William B. Bullock
Vice President

Michael F. Camardo
Vice President

Joseph R. Cleveland
Vice President

Vance D. Coffman
Executive Vice President
and Chief Operating Officer

Thomas A. Corcoran
Vice President and President
and Chief Operating Officer,
Electronics Sector

Robert B. Corlett
Vice President

Peter DeMayo
Vice President

Philip J. Duke
Vice President

John F. Egan
Vice President

Ronald R. Finkbiner
Vice President

Jack S. Gordon
Vice President

John Hallal
Vice President

Dain M. Hancock
Vice President

Alfred G. Hansen
Vice President

Alexander L. Horvath
Vice President

John R. Kreick
Vice President

Gary P. Mann
Vice President

John F. Manuel
Vice President

Carol R. Marshall
Vice President

James W. McAnally
Vice President

Russell T. McFall
Vice President

Janet L. McGregor
Vice President

John S. McLellan
Vice President

Frank H. Menaker, Jr.
Vice President and General Counsel

John E. Montague
Vice President

L. David Montague
Vice President

Albert Narath
Vice President and President
and Chief Operating Officer,
Energy & Environment Sector

Gerald T. Oppliger
Vice President

David S. Osterhout
Vice President

Stephen Pavlosky
Vice President

Susan M. Pearce
Vice President

Robert J. Polutchko
Vice President

John B. Ramsey
Vice President

Joseph B. Reagan
Vice President

Robert E. Rulon
Vice President and Controller

Walter E. Skowronski
Vice President and Treasurer

Albert E. Smith
Vice President

Michael A. Smith
Vice President

William R. Sorenson
Vice President

Kenneth R. Swimm
Vice President

Peter B. Teets
Vice President and President
and Chief Operating Officer,
Information & Technology
Services Sector

Joseph T. Threston
Vice President

Robert E. Tokerud
Vice President

Lillian M. Trippett
Secretary and
Associate General Counsel

Leonard L. Victorino
Vice President

William T. Vinson
Vice President and Chief Counsel

                                                     Lockheed Martin Corporation
General Information
-------------------

As of December 31, 1995, there were approximately 43,361 holders of record of Lockheed Martin common stock and 198,601,608 shares outstanding.

     Common Stock Prices (New York Stock Exchange--composite transactions)

================================================
                           High    Low    Close
1995 Quarters
1st*                      54 3/8  50 1/4  52 7/8
2nd                       64 7/8  50      63 1/8
3rd                       68 1/8  59 3/8  67 1/8
4th                       79 1/2  63      79
================================================

 *March 16, 1995-March 31, 1995, reflecting the completion of the merger
  March 15, 1995.

Transfer Agent & Registrar
First Chicago Trust Company of New York
P. O. Box 2536, Suite 4694
Jersey City, New Jersey 07303-2536
Telephone: 1-800-519-3111

Dividend Reinvestment Plan

Lockheed Martin's Dividend Reinvestment and Stock Purchase Plan offers stockholders an opportunity to purchase additional shares through automatic dividend reinvestment and/or voluntary cash investments. For more information, contact our transfer agent, First Chicago Trust Company of New York at 1-800-519-3111.

Independent Auditors
Ernst & Young LLP
1225 Connecticut Avenue, N.W.
Washington, D.C. 20036

Common Stock
Stock symbol: LMT
Listed: New York

Annual Report on Form 10-K

Stockholders may obtain, without charge, a copy of Lockheed Martin's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1995 by writing to:

Lockheed Martin Investor Relations
6801 Rockledge Drive
Bethesda, MD 20817

or calling Lockheed Martin Shareholder Direct at 1-800-LMT-9758.

Lockheed Martin recently introduced Shareholder Direct. Updates on earnings, dividends and company news are available by calling 1-800-LMT-9758, 24 hours a day, seven days a week.

This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward looking statements involve risks and uncertainties. The forward looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. For a discussion identifying some important factors that could cause actual results to differ materially from those anticipated in the forward looking statements see the Corporation's Securities and Exchange Commission filings, including but not limited to, the discussion of "Competition and Risk" and the discussion of "Government Contracts and Regulations" on pages 10 through 12 and pages 13 through 14, respectively, of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (Form 10-K); "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 44 through 56 of this Annual Report and "Note 1-Summary of Significant Accounting Policies" and "Note 14-Commitments and Contingencies" of the Notes to Consolidated Financial Statements on pages 62 through 63 and 73 through 74, respectively, of the Audited Consolidated Financial Statements included in this Annual Report and incorporated by reference into the Form 10-K.


Lockheed Martin Code of Ethics and Business Conduct

We are committed to the ethical treatment of those to whom we have an obligation.

For our employees we are committed to honesty, just management, and fairness, providing a safe and healthy environment, and respecting the dignity due everyone.

For our customers we are committed to produce reliable products and services, delivered on time, at a fair price.

For the communities in which we live and work we are committed to acting as concerned and responsible neighbors, reflecting all aspects of good citizenship.

For our shareholders we are committed to pursuing sound growth and earnings objectives and to exercising prudence in the use of our assets and resources.

For our suppliers we are committed to fair competition and the sense of responsibility required of a good customer.

Principal photography by Eric Schulzinger

Designed and produced by Taylor & Ives, Inc NYC

Shareholders desiring additional information about the Corporation's ethics program may write to the Corporation care of Carol R. Marshall, Vice President, Ethics and Business Conduct, P.O. Box 34143, Bethesda, MD 20827-0143.

          APPENDIX TO THE EDGAR VERSION OF THE 1995 ANNUAL REPORT TO SECURITY HOLDERS FILED PURSUANT TO RULE 304 OF REGULATION S-T

        This appendix is being filed pursuant to Rule 304 of Regulation S-K and represents Lockheed Martin Corporation's good faith effort to fairly and accurately describe certain graphic and image material that is included in the paper version of the 1995 Annual Report to Shareholders (the "1995 Annual Report") but has been omitted from the EDGAR version.

        A description of the pictures omitted from the 1995 Annual Report in its EDGAR format follows. Generally, the omitted pictures are described in the associated captions and represent products produced by Lockheed Martin Corporation which are discussed at various locations in the text of the document. In some instances, the pictures are of officers, directors and employees of the Corporation or of persons using the Corporation's products. The pictures are included primarily to add visual interest to the 1995 Annual Report and are neither individually nor in the aggregate material to an understanding of the Report.

        The 1995 Annual Report in its EDGAR format also omits certain graphic material. This material is also described fully in the text. A description of the omitted graphic material follows:

Page 45 - The omitted graph sets forth in columnar format net sales, in millions of dollars, for the years 1993, 1994 and 1995 and corresponds to the textual description of net sales.

Page 46 - The graph omitted at the top of the page sets forth in columnar format net earnings, in millions of dollars, for the years 1993, 1994 and 1995 as well as including a column pertaining to 1994 to which footnote (a) relates and a column pertaining to 1995 to which footnote (b) relates. The graph corresponds to the textual description of net earnings.

Page 46 - The graph omitted at the bottom of the page sets forth in columnar format earnings per common share, assuming full dilution, in dollars, for the years 1993, 1994 and 1995 and includes a column pertaining to 1994 to which footnote (a) relates and a column pertaining to 1995 to which footnote (b) relates. The graph corresponds to the textual description of earnings per common share.

Page 52 - The omitted graph sets forth in columnar format negotiated backlog, in millions of dollars, for the years 1993, 1994 and 1995 and corresponds to the textual description of negotiated backlog.

Page 53 - The graph omitted at the top of the page sets forth in columnar format net cash provided by operating activities, of millions in dollars, for the years 1993, 1994 and 1995 and corresponds to the textual description of net cash provided by operating activities.

Page 53 - The graph omitted at the bottom of the page sets forth in columnar format dividends per common share, in dollars, for the years 1993, 1994 and 1995 and corresponds to the textual description of dividends per common share.