Form 10-K, Exhibit 13
period 1996-12-31
LOCKHEED MARTIN CORP
filed 1997-03-14
CIK 936468

                                                                      EXHIBIT 13
LOCKHEED MARTIN

                                                             Annual Report 1996


                            [GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

    Contents
  2 To Our Shareholders
 10 Operating Companies

    Operating Highlights
 16 Space & Strategic Missiles
 22 Electronics
 30 Information & Services
 40 Aeronautics
 46 Energy & Environment

 50 Financial Section
 86 Corporate Directory
 88 General Information


Financial Highlights

================================================================================================================
(In millions, except per share data)                                              1996/(a)/                1995
================================================================================================================
Net sales                                                                      $26,875                  $22,853
----------------------------------------------------------------------------------------------------------------
Net earnings                                                                     1,347/(b)/                 682/(c)/
----------------------------------------------------------------------------------------------------------------
Earnings per common share,
assuming full dilution                                                            6.04/(b)/                3.05/(c)/
----------------------------------------------------------------------------------------------------------------
Cash dividends per
common share                                                                      1.60                     1.34
----------------------------------------------------------------------------------------------------------------
Total assets                                                                    29,257                   17,558
----------------------------------------------------------------------------------------------------------------
Short-term borrowings                                                            1,110                       --
----------------------------------------------------------------------------------------------------------------
Current maturities of long-term debt                                               180                      722
----------------------------------------------------------------------------------------------------------------
Long-term debt                                                                  10,188                    3,010
----------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                             6,856                    6,433
----------------------------------------------------------------------------------------------------------------
Negotiated backlog                                                              50,406                   41,125
----------------------------------------------------------------------------------------------------------------

See Notes 1, 2, 4, 8, 10 and 14 to the Consolidated Financial Statements.

(a) Amounts include the effects of the April 1996 business combination with Loral Corporation.

(b) Earnings for 1996 include the effects of a nonrecurring pretax gain of $365 million resulting from divestitures which increased net earnings by $351 million, or $1.58 per common share assuming full dilution. The gain was substantially offset by nonrecurring pretax charges, net of state income tax benefits, of $307 million, approximately one-half of which related to the Corporation's conservative strategy toward its environmental remediation business, with the remainder related to a number of other corporate actions to improve efficiency, increase competitiveness and focus on core businesses. These charges decreased net earnings by $209 million, or $.94 per common share assuming full dilution.

(c) Earnings for 1995 include the effects of pretax charges totaling $690 million for merger related and consolidation expenses. These charges reduced net earnings by $436 million, or $1.96 per common share assuming full dilution.

                                 M i s s i o n

                                 S u c c e s s

                Our commitment to achive superior performance
                       and total customer satisfaction
               in every goal we set and every task we undertake

The future of spaceflight has a name -- VentureStar./(TM)/ Not only does Lockheed Martin's reusable launch vehicle demonstrator for this program, the X-33, advance the science and technology of space transportation, it's also a bold business solution. By dramatically reducing the cost of getting into space, VentureStar will make it possible for future entrepreneurs to take their ideas to heights never before imagined.

                [PHOTOGRAPH OF VENTURESTAR/(TM)/ APPEARS HERE]

                            [ARTWORK APPEARS HERE]


Dear Fellow Shareholder,

Our first full year operating as Lockheed Martin was virtually all that we had hoped. We began the year by announcing our strategic combination with Loral and ended by posting our 13th half-billion-dollar-plus program win of the year. Along the way, we defied the skeptics -- and the odds -- by rapidly restructuring, achieving major efficiencies, and successfully integrating 17 business cultures into a world-class team that, through synergy, achieved a strong track record.

     In less than two years, we have moved into the front ranks of the industry's consolidation and put some huge challenges behind us to create a leading diversified global technology company. But perhaps the most meaningful measure is how these successes have translated into increased shareholder value.

--------------------------------------------------------------------------------
     Shareholder Value

A good place to start is with the numbers: In 1996 stock in your company rose in value from $79 to $91.50 per share, at year end, a 16 percent increase. And if you reinvested the $1.60 payout of dividends, your annual return was 18 percent. This brings total returns for Lockheed Martin, since it began trading March 16, 1995, to 39 percent -- which stacks up pretty well against Standard & Poor's 500 Stock Index performance of 27 percent for the same period.

     We will never rest on our laurels. Our goal is to consistently deliver shareholder returns better than the overall market performance. Our employees are both committed and incentivized to maximize shareholder returns since they own approximately 17 percent of Lockheed Martin's outstanding shares. Add to that, our aggressive stock ownership guidelines for nearly 2,000 individuals in our management ranks; we expect our management team to maintain holdings of two times to five times annual salary, depending on position.

     Supporting this market performance, Lockheed Martin's fully diluted earnings in 1996 were $6.04 per share, versus $3.05 in 1995. Earnings per share, excluding nonrecurring items in both years, increased 8 percent to $5.40 in 1996, versus $5.01 in 1995. Our continued emphasis on strong cash management yielded $1 billion in free cash flow during 1996, after expending $244 million of cash payments and $150 million of capital outlays for our integration and consolidation program. On the sales front, we recorded $26.9 billion in 1996, compared with $22.9 billion in 1995. During the year, we brought in nearly $30 billion in new orders, and at year end, backlog stood at more than $50 billion -- an impressive number, though we constantly remind ourselves that we need to add $1 million of new business every four working minutes just to sustain our revenues.

--------------------------------------------------------------------------------
     Enhanced

--------------------------------------------------------------------------------
     Competitiveness

If our shareholders already have benefited in the near-term from our consolidation activities, so too will our employees and customers over the longer term. Through our increased competitiveness, we have achieved one of the most significant new business win-streaks in the history of our industry, and are now beginning to hire (and re-hire) a substantial number of employees to fill the new jobs that have been created.

     In addition, through our consolidation and restructuring actions, Lockheed Martin expects to generate over $6 billion in savings through 1999, most of which is attributable to the Lockheed and Martin Marietta merger. The real payoff comes after 1999, when all up-front costs have abated, and we expect to sustain approximately $2.6 billion in annual savings or $13 billion over every five-year period thereafter -- savings in which both our customers and shareholders will share. The portion that goes to our U.S. government customers, alone, is enough to fund the purchase of 2 Titan IV Centaur rockets, 10 Trident II missiles, 800 Hellfire missiles, 3 C-130Js, 8 F-16s and 100 Army Tactical Missile Systems... all incidentally, Lockheed Martin products!

     As noted, the outlook for our employees has brightened, too. We are now hiring at a number of Lockheed Martin operating companies where we won major programs last year -- at least partly due to enhanced competitiveness from our consolidation activities and synergy from our combined strengths and ongoing cost-cutting efforts.

     It doesn't take a rocket scientist, although we have lots of them, to figure out that these consolidation activities are a "win-win" for all concerned. But it does, in our case, take a whole lot of talent across every imaginable discipline to make these changes a reality.

                            [ARTWORK APPEARS HERE]

-------------------------------------------------------------------------------
"As we approach the new
millennium, virtually every
business organization in the world
is seeking to reengineer itself..."

--------------------------------------------------------------------------------
     Mission Success

From our customers' point of view, a major achievement was our record of continued mission success -- which we define on the opening page of this report. Of 307 measurable events last year, we realized a 93 percent mission success rating, including 7 of 7 Space Shuttle launches, 4 of 4 Peacekeeper launches, 11 of 11 fleet ballistic missile launches, 13 of 13 expendable space launch vehicle flights, and 8 of 8 new spacecraft deployments. Add to that, our mission success in completing, on schedule, installation of LANTIRN pods on F-14 Tomcats to give Navy aircraft new night fighting capabilities; joining without a hitch the major fuselage sections of the first F-22 air dominance fighter, which is on track for its first flight in May; conducting the first flight of the C-130J; successful operation of a new air traffic control center in Taiwan; stunning performance of the Advanced Threat Infrared Countermeasures/Common Missile Warning System during U.S. Army tests; the F-16's five millionth flight hour; completing, with flying colors, a test series on our new super lightweight fuel tank for the Space Shuttle -- and many more.

     The key to these and literally thousands of other mission success stories were the countless tasks performed with great dedication by our 190,000 employees. In a year of major consolidation, turmoil and change in the industry, this is an enormous tribute to the talent, commitment -- and concentration -- of the men and women of Lockheed Martin, without whom, none of this would have been possible.

--------------------------------------------------------------------------------
     The Strategy That Worked

Behind all the statistics are some important strategic actions we have taken with the objectives of keeping Lockheed Martin on its growth curve and building shareholder value. As we approach the new millennium, virtually every business organization in the world is seeking to reengineer itself to adapt to a changing environment and seek a competitive edge in the emerging global marketplace. But perhaps no industry has had a greater imperative to change than aerospace and defense which, of course, comprises a substantial part of Lockheed Martin's business base.

     As is now widely known, the defense industry has been severely impacted by the end of the Cold War. Since the late eighties, the U.S. defense budget has declined significantly, and the procurement portion has virtually collapsed -- falling by more than two-thirds in real terms. Any company looking to the future has had to take at least the basic thrust of Darwin's point seriously that "it is not the strongest of the species that survives, nor the most intelligent, but rather the one most adaptable to change."

     Moving aggressively, Lockheed Martin adopted a three-pronged strategy: (1) Build market share in core businesses through investment and acquisitions, and integrate those businesses to maximize efficiencies; (2) Move into adjacent markets through reasonable investment in selected, closely-related businesses; and (3) Shed less well-positioned and non-core businesses through divestiture. In short, reengineer Lockheed Martin --and do it fast.

     Putting its stake in the ground early, Lockheed Martin moved aggressively to pick strong partners in complementary businesses and at valuations that, in many cases, were a fraction of those prevailing today. Capping a series of acquisitions and mergers since 1993, Lockheed Martin's strategic combination with Loral, completed in April 1996, was the perfect fit to balance our core businesses and strengthen our competitive position in faster growing markets.

                             [PHOTO APPEARS HERE]

                                                  -----------------------------
                                                  "In 1996, we made impressive
[ARTWORK APPEARS HERE]                            progress on our corporate-wide
                                                  consolidation plans."
                                                  -----------------------------

     Loral's electronics and systems integration businesses represent an especially strong complement to the rest of Lockheed Martin. Electronics not only drives much of the growth in the commercial marketplace but also accounts for 45 percent of the Defense Department acquisition budget -- up from only five percent at the end of World War II. The systems integration area also gives us outstanding growth opportunities -- with an expanding number of civil government and commercial applications. Areas expected to grow in the relatively near term include command, control, communications and intelligence; simulation and training; federal government outsourcing of information systems and services; advanced air traffic control systems; and space-related electronics. The markets served by the former Loral businesses, combined with the synergies and efficiencies created with heritage Lockheed Martin operations, have improved our outlook for long-term top-line and bottom-line growth, as well as cash flow.

===========================
     Consolidation on Track

Business combinations, although much publicized, merely assure a position at the starting gate on the fast track of reengineering. The really tough challenge is the timely implementation of consolidation and restructuring activities following a merger or acquisition. Our overarching objectives have been to eliminate duplication, close unneeded facilities, institute best practices, capitalize on economies of scale, generate synergy and, generally, maximize efficiencies. It's a difficult and often painful process -- definitely not for the timid. But it's critical to reducing costs, enhancing competitiveness, accelerating growth and creating more jobs -- all of which ultimately benefit customers, employees, U.S. taxpayers and, of course, our shareholders.

     In 1996, we made impressive progress on our corporate-wide consolidation plans. We reorganized three sectors, closed a number of unneeded facilities, relocated and combined some major programs, and unfortunately announced the elimination of a net 1,600 jobs in connection with this reorganization. The latter item was the most difficult, and some critics of our industry used it as an opportunity, once again, to fire superficial charges and slogans like "payoffs for layoffs."

     Everyone is of course, entitled to their own opinions. But no one is entitled to their own facts. The facts in this case are that major layoffs in this industry are driven by declines in the defense budget and would probably have been much greater if not for restructuring actions that, quite literally, let companies like Lockheed Martin grow while budgets shrink. We also did the best we could to cushion the blow for those dedicated and able individuals whose jobs were affected. For example, many employees were offered transfers to other parts of Lockheed Martin where their skills were in demand -- and for those who were laid off, we provided severance packages, job relocation assistance and various other means of support. And, as noted earlier, due to the enhanced competitiveness and synergies realized from consolidation, we have won major new programs and begun hiring, and rehiring, in a number of important areas.

===========================
     Speaking of Winning...

The synergism (a very descriptive, if sometimes over-used, word from the Greek, sunergos, which means "working together") gained from Lockheed Martin's


Photograph, left to right:


Vance D. Coffman
President and Chief Operating Officer


Norman R. Augustine
Chairman and Chief Executive Officer


Daniel M. Tellep
Chairman (1995-1996) and Director

                            [ARTWORK APPEARS HERE]


17 heritage companies was a salient factor in our 1996 business wins. Of our major competitions last year, we won an extraordinary 68 percent of the programs and 63 percent of the dollars bid. Looking just at the 21 we named as our 1996 "Focus Programs" -- those that have significant strategic value -- we achieved a 65 percent win rate of dollars bid. And in January, we won the first of our 1997 programs, the high-priority Navy/DARPA Arsenal Ship program. A few examples of our key 1996 wins are noteworthy:


[ ]VentureStar(TM) -- NASA selected Lockheed Martin to build a demonstrator of a completely reusable launch vehicle designed to revolutionize the economics of access to space. Without the aeronautics, space and electronics capabilities brought together in our 1995 merger, we very likely would not have won this program. Our VentureStar concept is coming to life with an all-star team from several operating sectors, working as a `virtual company,' without respect to organizational boundaries or locations. While the $1 billion of activities under this cooperative agreement with NASA are reimbursable over its multi-year term, its treatment as a research and development program is such that we do not include these dollars in our year-end 1996 backlog.

[ ]Joint Strike Fighter -- Lockheed Martin was selected to lead one of two competing teams to develop the next-generation multi-role fighter for the U.S. Air Force, Navy and Marine Corps, and British Royal Navy. Again, our talented, highly resourceful team prevailed to offer a compelling combination: the best, lowest risk, most affordable design. Contracted activities under this phase of the program are expected to approximate $720 million, which again are reimbursable but not included in the reported year-end backlog.

[ ]Space Based Infrared System (SBIRS) -- The Air Force selected Lockheed Martin to lead a team to develop SBIRS, an advanced missile warning and tracking system. Lockheed Martin will provide the satellites, ground stations and systems integration for a total systems solution against the threat of enemy missile attack, whether from ICBMs or Tactical Ballistic Missiles such as the SCUD, which was widely used in the war in the Persian Gulf.

[ ]Evolved Expendable Launch Vehicle (EELV) -- Lockheed Martin was named one of two competitors for the next phase of the U.S. Air Force's EELV program, a family of lower cost launchers that will eventually replace Delta, Atlas and Titan.

[ ]Joint Air-to-Surface Standoff Missile (JASSM) -- Lockheed Martin was one of two teams selected to compete in a two-year program to design and develop the JASSM next-generation precision-strike missile for the Air Force and Navy. JASSM will allow pilots to knock out enemy targets with pinpoint accuracy from safe distances.

[ ]Hanford Management & Integration -- Lockheed Martin is part of a team that will manage activities of the Department of Energy's Hanford Site, a former plutonium production facility in Washington state.

[ ]Maneuver Control System -- Lockheed Martin will provide the program management and systems integration for a critical part of the Army's futuristic command and control architecture.

[ ]New Attack Submarine -- Lockheed Martin was awarded a U.S. Navy contract to provide the command, control, communications and intelligence for the New Attack Submarine. Including production options, the potential program value is approximately $1 billion.

   The potential value of all of these programs combined could range from $100 billion to $500 billion and these programs are extremely important to our business base, profit and sales growth, as well as to our technological capabilities. We salute the men and women of Lockheed Martin who are working together to apply the best practices from so many proud heritages to make such accomplishments possible.

====================
     From Many...One

Of all the challenges surrounding mergers, acquisitions, consolidation and restructuring, none is, in fact, more difficult, important -- or rewarding -- than integrating

                            [ARTWORK APPEARS HERE]

many heritage cultures into one coherent and dynamic new entity. In forging the new Lockheed Martin from 17 different company traditions, we learned hard-earned lessons, which help account for the synergy supporting our track record this past year:

     First, have a vision and a strategy that everyone can embrace -- Hope is not a strategy.

     Second, pick strong, healthy partners and then make synergy happen -- Be first to choose.

     Third, act quickly and decisively to minimize disruption -- Uncertainty is often worse than bad news, and it's usually better to be 80 percent correct in time than 100 percent correct too late.

     Fourth, organize to gain the power of a big company with the agility of a small one -- Strength with speed is the beginning of efficiency and effectiveness.

     Fifth, start at the top and challenge every assumption --Show that the effort is serious and inclusive.

     Sixth, treat diverse corporate cultures as an asset, not an excuse -- Embrace the "best of the best" in both people and practices to make the new culture stronger than the sum of its parts.

     Seventh, communicate... communicate... communicate -- With all constituencies, internal and external.

     Eighth, keep your eye on the ball -- There is still a business to run:
Stock market reports have no asterisks indicating "excused for restructuring".

     Ninth, intensify your focus on customer services -- Make the process of change transparent, but the benefits apparent to your customers.

     Founded on three fundamental principles -- ethics, mission success and teamwork -- the new Lockheed Martin culture is, in the final analysis, a tribute to a pervasive collegial spirit. Creating Lockheed Martin has, in a sense, been like creating a new company with new policies, procedures, standards, organizations, employee benefits -- but with almost 200,000 employees ready for action on Day 1. In view of this challenge, the Lockheed Martin team was particularly honored when we were chosen one of the world's 100 best managed corporations in Industry Week's 1996 survey.

     Finally, related to the subject of managing consolidation and restructuring, in 1996, we continued to implement our carefully prepared long-term management succession plan. Effective January 1, Norm Augustine, who had been serving as vice chairman and CEO, assumed the post of chairman and CEO, replacing Dan Tellep, who retains his seat on the board and will continue to make valuable contributions to the Corporation. Vance Coffman was elected to the position of president and chief operating officer. In addition, Marc Bennett was named executive vice president and chief financial officer, and Frank Menaker was named to the position of senior vice president and general counsel.

======================
     Portfolio Shaping

As part of our strategy to exit certain businesses that did not fit well with our long-term direction, we completed, in 1996, the planned divestiture of Martin Marietta Materials (Materials), the nation's second largest producer of crushed rock. Splitting off our 81 percent interest in Materials, we launched an exchange offer that provided a financially-efficient means of distributing approximately 37 million shares of Materials in exchange for approximately 8 million shares of Lockheed Martin common stock, removing $125 million in Materials' debt from our balance sheet and unlocking new growth opportunities for Materials. Other portfolio shaping during the year included repositioning our CalComp subsidiary and the sale of Lockheed Martin Defense Systems and Lockheed Martin Armament Systems to General Dynamics for $450 million. This transaction closed in 1997.

     Through internal cash generation plus a variety of transactions, including the sale of unneeded real estate, debt was reduced by over $700 million since the end of April 1996. Future divestitures and strong cash flow from operations should continue to enhance our financial flexibility and firepower.

     In February 1997, Lockheed Martin announced the repositioning of certain non-core business units into a new independent company to be jointly owned by Lehman Brothers Capital Partners III, L.P., Lockheed Martin, and a management team

                            [ARTWORK APPEARS HERE]

led by Frank C. Lanza, executive vice president of Lockheed Martin. The business units have nearly 4,900 employees and combined 1996 annual revenues exceeding $650 million. At closing (which remains subject to a number of contingencies), the transaction is expected to generate in excess of $400 million in cash proceeds (net of taxes), allowing the Corporation to continue its good progress in reducing debt. The Corporation's retention of a partial interest in this joint venture provides an opportunity to continue building additional shareholder value while at the same time concentrating on our core businesses. In conjunction with this transaction, we realigned the businesses that formerly comprised the C/3/I & Systems Integration Sector among the Corporation's Electronics and Information & Services Sectors.

===================
     Growth Markets

We are accelerating our entry into closely related non-defense markets -- very deliberately, though, as we are determined to defy the old pattern of aerospace industry diversification, which was in retrospect largely unblemished by success. Just a few examples give an idea of this opportunity-rich strategy: We have entered the fast-growing information services outsourcing field, and Fieldcrest Cannon last year chose us to provide those services; we are developing, jointly with Intel Corporation, a 3-D chip that will render richer, more life-like graphics for PC users; we are providing wireless communications components for a new Personal Communications Services network, allowing that network to use the existing cable infrastructure; and last year we began to install our E-ZPass electronic toll service on six bridges and tunnels connecting New York and New Jersey, just one of many state and local services programs.

     Lockheed Martin has successfully applied its defense and aerospace technologies to new commercial products and services including medical imaging and filmless X-rays; fingerprint recognition technology for the FBI; and graphics boards for Sega's popular arcade games. We are using our technology expertise to develop large commercial and civil infrastructure projects from full turnkey telecommunications systems and space imaging to implementing the nation's largest privatized child support payment system.

     Our international business -- especially defense, space, electronics, systems integration, information and services -- is also important and growing. Today, Lockheed Martin's international business represents about 18 percent of total sales, and we expect it to grow significantly over the next several years. Toward that end, we are actively pursuing strategic alliances with partners on every continent to pool resources, spread risks, enhance market opportunities and apply diverse technology solutions. Examples of this strategy include a partnership with Russian industry to jointly market the Atlas and Proton launch vehicles, and a consortium of Asian companies to develop regional mobile telecommunications services, as well as many other international companies with whom we are teamed on major programs.

=================
     A Few Clouds

As successful as 1996 was, a company of our size and breadth seemingly always suffers some disappointments. In our case, these included losing the maritime patrol aircraft competition in the United Kingdom; failing thus far to achieve an intercept in developmental tests of the Theater High Altitude Area Defense (THAAD) system; and losing our initial DarkStar unmanned aerial reconnaissance vehicle during its second test flight. Our contract with the Department of Energy to remediate contaminated waste at the Pit 9 facility in Idaho still faces significant schedule, technical and cost issues.

     The good news is that in each of these cases, we learned valuable lessons from the global marketplace to the desolate reaches of the White Sands Missile Test Range, and we are marshalling our resources to remedy the underlying problems.

==================
     Looking Ahead

With all that has been accomplished in the past year, it is no time to be complacent: On January 1, 1997, the register of accomplishment went back to zero, and while Lockheed Martin has surged forward in the race to consolidate, integrate, diversify and build shareholder value, we are constantly challenged by formidable competitors, both in the U.S. and abroad.

                                       ---------------------------------------
[ARTWORK APPEARS HERE]                 "We believe that there will be
                                       significant growth in our
                                       commercial markets and that the
                                       aerospace and defense industry
                                       will continue to consolidate."
                                       ---------------------------------------

     We believe that there will be significant growth in our commercial markets and that the aerospace and defense industry will continue to consolidate. We welcome both. With regard to the latter, a few healthy competitors benefit the customer and the country more than a large number of weakened competitors by offering a more efficient, lower cost, stable defense industrial base. And we would rather compete against strong, healthy companies interested, as are we, in the long term, than weak ones worrying only about survival and thereby taking unpredictable risks.

     The pending Boeing-McDonnell Douglas and Raytheon-Hughes-Texas Instruments combinations are a clear signal that the state of the industry is still very turbulent. Survival will depend not only on size, but also on speed and competitiveness to capitalize on fast-moving changes in global markets, technologies, and the geopolitical landscape. Companies that today make up Lockheed Martin were all once much smaller players in a much larger industry -- Davids against Goliaths-- and happily, we haven't lost our slingshot aim should it be needed from time-to-time in the future.

=======================
     Ready For the 21st
============
     Century

1997 should be another landmark year for Lockheed Martin, with opportunities for winning new business, delivering on our promises to customers, rewarding employees, and producing superior financial returns for our shareholders. We have just about completed our integration efforts. And we are somewhat ahead of our plan for realizing cost savings, synergies and improved competitiveness.

     In today's highly demanding marketplace, particularly in the high-tech world, businesses must be brilliant each and every day to survive and thrive. Lockheed Martin is off to a fast start with a solid business base, broad technological capabilities, financial strength, enhanced competitiveness through consolidation and, above all, 190,000 enormously talented employees. Ironically, this greatest of all assets does not even appear on our balance sheet.

     Finally, to our customers, our employees and you, our shareholders, we intend to bring an even stronger, faster, better Lockheed Martin into the 21st century -- and to keep going for the gold. And we thank you, once again, for your support in these dynamic but opportunity-laden times.

February 14, 1997

--------------------------------------------------------------------------------
/s/ Vance D. Coffman
Vance D. Coffman
President and Chief Operating Officer

/s/ Norman R. Augustine
Norman R. Augustine
Chairman and Chief Executive Officer

/s/ Daniel M. Tellep
Daniel M. Tellep
Chairman (1995-1996) and Director

[ARTWORK APPEARS HERE]

-------------------
Operating Companies
-------------------

Space & Strategic Missiles

[PHOTO OF MEL BRASHERS APPEARS HERE]

Mel Brashears
President and Chief Operating Officer


-  Lockheed Martin
   Astronautics
   Denver, CO

-  Lockheed Martin
   Manned Space Systems
   New Orleans, LA

-  Lockheed Martin
   Missiles & Space
   Sunnyvale, CA

-  Lockheed Martin
   Special Programs
   Fairfax, VA

-  Lockheed Martin Telecommunications
   Sunnyvale, CA




Electronics

[PHOTO OF THOMAS A. CORCORAN APPEARS HERE]

Thomas A. Corcoran
President and Chief Operating Officer


-  Lockheed Martin Advanced Technology Laboratories
   Camden, NJ

-  Lockheed Martin Canada
   Montreal, Quebec

-  Lockheed Martin
   Commercial Electronics
   Hudson, NH

-  Lockheed Martin
   Control Systems
   Johnson City, NY
   Fort Wayne, IN

-  Lockheed Martin
   Electronics & Missiles
   Orlando, Ocala, FL
   Troy, AL
   Rancho Santa Margarita, CA

-  Lockheed Martin Fairchild
   Defense Systems
   Syosset, Yonkers, NY

-  Lockheed Martin
   Federal Systems
   Manassas, VA
   Great Neck, NY

-  Lockheed Martin
   Federal Systems
   Owego, NY

-  Lockheed Martin Government Electronic Systems
   Moorestown, NJ

-  Lockheed Martin
   IR Imaging Systems
   Lexington, MA

-  Lockheed Martin Ocean,
   Radar & Sensor Systems
   Syracuse, NY

-  Lockheed Martin
   Tactical Defense Systems
   Eagan, MN

-  Lockheed Martin
   Tactical Defense Systems
   Akron, OH

-  Lockheed Martin
   Vought Systems
   Grand Prairie, TX
   Camden, AR

-  Sanders
   A Lockheed Martin Company
   Nashua, NH


[ARTWORK APPEARS HERE]

Information & Services

[PHOTO OF PETER B. TEETS APPEARS HERE]

Peter B. Teets
President and Chief Operating Officer


-  Lockheed Martin
   Air Traffic Management
   Rockville, MD

-  Lockheed Martin
   Commercial Systems Group
   Orlando, FL

  . Access Graphics
    A Lockheed Martin Company
    Boulder, CO

  . CalComp Technology
    Anaheim, CA*

  . Formtek
    A Lockheed Martin Company
    Palo Alto, CA

  . Integrated Business Solutions
    A Lockheed Martin Company
    Orlando, FL

  . MDSI
    A Lockheed Martin Company
    Reno, NV

  . Real 3D
    A Lockheed Martin Company
    Orlando, FL

-  Lockheed Martin Enterprise Information Systems
   Orlando, FL


   *Majority-owned, publicly traded affiliate of
    Lockheed Martin Corporation

[ARTWORK APPEARS HERE]

- Lockheed Martin IMS
  Teaneck, NJ

- Lockheed Martin
  Information Systems
  Orlando, FL

  . Lockheed Martin
    Electro-Optical Systems
    Pomona, CA

  . Lockheed Martin
    Services Group
    Cherry Hill, NJ

  . KAPL
    A Lockheed Martin Company
    Niskayuna, NY

  . Lockheed Martin
    Environmental Services
    Houston, TX

  . Lockheed Martin Information
    Support Services
    Falls Church, VA

  . Lockheed Martin
    Naval Systems Services
    Crystal City, VA

  . Lockheed Martin
    Space Mission
    Systems & Services
    Houston, TX

  . Lockheed Martin Systems
    Support & Training Services
    Horsham, PA

  . Lockheed Martin
    Technical Operations
    Sunnyvale, CA

- Lockheed Martin Systems
  Integration Group
  Bethesda, MD

  . Lockheed Martin
    C2 Integration Systems
    Manassas, VA

  . Lockheed Martin
    Command & Control Systems
    Colorado Springs, CO

  . Lockheed Martin
    Federal Systems
    Gaithersburg, MD

  . Lockheed Martin
    Management & Data Systems
    King of Prussia, PA

  . Lockheed Martin
    Tactical Defense Systems
    Goodyear, AZ

- Lockheed Martin Western
  Development Laboratories
  San Jose, CA

[ARTWORK APPEARS HERE]

Aeronautics

[PHOTO OF JAMES A. BLACKWELL, JR. APPEARS HERE]

James A. Blackwell, Jr.
President and Chief Operating Officer


- Lockheed Martin
  Tactical Aircraft Systems
  Fort Worth, TX

- Lockheed Martin
  Aeronautical Systems
  Marietta, GA

- Lockheed Martin
  Skunk Works
  Palmdale, CA

- Lockheed Martin
  Aircraft & Logistics Centers
  Greenville, SC

  . Lockheed Martin
    Aeronautics International
    Ontario, CA

  .  Lockheed Martin
     Aerostructures
     Baltimore, MD

  .  Lockheed Martin
     Aircraft Center
     Greenville, SC

  .  Lockheed Martin
     Logistics Management
     Arlington, TX


[ARTWORK APPEARS HERE]

Energy & Environment

[PHOTO OF ALBERT NARATH APPEARS HERE]

Albert Narath
President and Chief Operating Officer


- Innovative Ventures Corp.
   Oak Ridge, TN

- Lockheed Martin Advanced
   Environmental Systems Inc.
   Albuquerque, NM

- Lockheed Martin Energy
   Research Corp.
   Oak Ridge, TN

- Lockheed Martin Energy
   Systems Inc.
   Oak Ridge, TN

- Lockheed Martin
   Hanford Corp.
   Richland, WA

- Lockheed Martin Idaho
   Technologies Company
   Idaho Falls, ID

- Lockheed Martin Nevada
   Technologies Inc.
   Las Vegas, NV

- Lockheed Martin Specialty
   Components Inc.
   Largo, FL

- Lockheed Martin
   Utility Services Inc.
   Bethesda, MD

- Sandia Corporation
   A Lockheed Martin Company
   Albuquerque, NM

- Technology Ventures Corp.
   Albuquerque, NM



--------------------------------------------------------------------------------
Major Affiliates and
Other Investments

-- Airport Group International
-- Space Imaging Inc.
-- United Space Alliance
--------------------------------------------------------------------------------

                            [GRAPHICS APPEAR HERE]


                                                          Land



                                   From the
                                   Depths of
                                   the Oceans
                                   to the far
                                   Reaches
                                   of Space

                            [GRAPHICS APPEAR HERE]





                                      Sea

                            [GRAPHIC APPEARS HERE]


                                      Sky

                            [GRAPHIC APPEARS HERE]

                                     Space

                                          [LOGO OF LOCKHEED MARTIN APPEARS HERE]

                          Space & Strategic Missiles

     The past year was one of monumental achievement in the field of space science, and Lockheed Martin was a leading player. The discovery of possible traces of microscopic fossils in Martian meteor samples collected in Antarctica energized America's space program.

     By November 1996, within months of that landmark discovery, Mars Global Surveyor, built by Lockheed Martin Astronautics, was enroute to Mars. The spacecraft will reach Mars in September 1997 to compile a database on Martian atmospheric and surface features. Launched in December 1996, Mars Pathfinder will land on the planet's surface in mid-1997. Lockheed Martin built the entry capsule which will protect Pathfinder on its descent through the Martian atmosphere. Astronautics also is building two spacecraft as part of NASA's Mars Surveyor program that will be launched to Mars in late 1998 and early 1999.

     The Space & Strategic Missiles Sector recorded an outstanding number of mission successes in 1996 with its fleet of launch vehicles. In 1996 there were seven Atlas launches serving commercial satellite customers; one Proton launch, the first for the ILS International Launch Services joint venture company with our Russian partners; four Titan launches carrying classified Department of Defense payloads; and the first mission of the Multi-Service Launch System, a reconfigured Minuteman missile the U.S. Air Force will use to launch small payloads.

     Lockheed Martin's Atlas family of launchers addresses a wide range of medium payloads at the heart of the commercial business. In April, an Atlas IIA launched the first of the new-generation Inmarsat communications satellites, Inmarsat-3F1, which was built by Lockheed Martin Telecommunications. Also last year, through its contracting affiliate Lockheed Martin Commercial Launch Services, ILS signed up the first commercial customer for the newest Atlas, the IIAR, which is scheduled for the first launch in late 1998. The customer, Space Systems/Loral, has signed up for three firm launches. In April, the first commercial Proton was launched under the auspices of ILS from Baikonur cosmodrome. Carrying a European Astra 1F satellite, the launch was a dramatic symbol of new post-Cold War business relationships.

     Just before year's end, the Air Force also selected two of four competing companies, including Lockheed Martin Astronautics, to produce more detailed designs for the new Evolved Expendable Launch Vehicle (EELV) family of more efficient, lower cost launchers. The Air Force expects to select one of the two remaining companies in June 1998 to complete development of the new EELV family of vehicles that are intended to replace the existing Delta, Atlas and Titan space launch vehicles for use in launching a wide range of government and commercial payloads. The potential of this award is in the billions of dollars.

     And as an impressive symbol of Lockheed Martin's leadership in the space-based telecommunications arena, three Lockheed Martin telecommunications satellites were launched in September in a span of just five days from three different continents, aboard three different launch vehicles -- an industry record. Two of the satellites were lofted into space aboard Lockheed Martin launch vehicles. One of the satellites, GE-1, built for GE Americom, was the first based on the advanced A2100 satellite bus designed and manufactured by Lockheed Martin Missiles & Space.

     Made totally of lightweight composites, the A2100 is modular in design, affording a simplified and more flexible assembly process. As a result, the A2100 can be configured to meet customer needs without costly reengineering.
The A2100 offers the most payload power per kilogram of any production satellite and is designed to deliver a solid 15-year mission life. It is the heart of the total system solutions offered by Lockheed Martin Telecommunications in the direct broadcast, mobile telephony, broadband and fixed satellite system markets.

     The A2100 will be the satellite for the Asia Cellular Satellite (ACeS) system. When operational in 1999, ACeS will allow users in Southeast Asia, China and India to access voice, facsimile and paging services through hand-held mobile and fixed telephones. ACeS is indicative of the complementary capabilities across the breadth of the Corporation. Aside from providing the satellite, Lockheed Martin

--------------------------------------------------------------------------------
On September 8 an Atlas IIA launcher and Centaur upper stage lofted into space GE-1, the first A2100 next-generation telecommunications satellite. Lockheed Martin Astronautics manufactured the launcher and upper stage, and Lockheed Martin Missiles & Space built the satellite for GE Americom. The launch and satellite deployment demonstrate the complementary capabilities of Lockheed Martin companies to offer its customers total system solutions.
--------------------------------------------------------------------------------

[PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
In 1996, the U.S. Air Force selected the A2100 satellite bus and a Lockheed Martin-led team to develop the Space Based Infrared System (SBIRS), a next-generation missile warning and tracking system.
--------------------------------------------------------------------------------

offers a turnkey system with launcher, ground infrastructure, tracking and systems engineering. ACeS will be launched on a commercial Proton under the ILS banner.

     Advanced satellite production took a bold step forward in 1996 with the completion of the Commercial Satellite Center in Sunnyvale, CA, the world's first facility designed exclusively for assembly, integration and testing of a single commercial satellite product line, the A2100. The vision is for Lockheed Martin to be the primary provider of cost effective commercial satellites in a very competitive global marketplace. The new facility initially will be capable of producing up to eight satellites a year under a fast 18-month delivery cycle, down from the typical 24-month delivery cycle. It is anticipated that Missiles & Space will produce 16 satellites per year at the new Center, each with a 12-month delivery cycle -- the most efficient production in the industry. Among the outstanding features of the new facility is the industry's largest Class 100,000 clean-room -- the size of two football fields. Class 100,000 refers to a standard of purity requiring no more than 100,000 particles in a cubic foot of air and none larger than 80 times smaller than the diameter of a human hair.

     In 1996, the U.S. Air Force selected the A2100 satellite bus and a Lockheed Martin-led team to develop the Space Based Infrared System (SBIRS), a next-generation missile warning and tracking system that will provide initial detection of a ballistic missile attack on the U.S., its deployed forces or allies. The initial contract calls for delivery of a system of five geosynchronous satellites, to replace the aging Defense Support Program satellites and ground infrastructure. SBIRS represents the first military application of the A2100 satellite bus and underscores the company's commitment to providing the government with the same advantages commercial customers enjoy. SBIRS also is indicative of the total systems capability inherent in Lockheed Martin, which is responsible for overall systems integration, ground infrastructure and provision of the launch vehicles. The value of the SBIRS initial contract to Lockheed Martin is $1.8 billion. In a related development last year, the Air Force and industry partners chose Missiles & Space's LM700 commercial satellite bus for the first experimental SBIRS Low-Earth-Orbit satellite, marking the first sale of this commercial space hardware to a government agency.

     Leveraging its considerable experience in building spacecraft, Lockheed Martin Missiles & Space last year delivered the first of 21 second-generation Global Positioning System (GPS) satellites and the first of 125 Iridium(R) personal communications spacecraft. GPS IIR will improve the system's performance over the current satellites, fulfilling its mission of providing ever more precise navigation data to any user with a GPS receiver anywhere in the world. Iridium is a personal communications system that will use 66 low-Earth-orbit satellites to provide voice, facsimile, paging, and data capability to customers globally. The system is based on the

                             [PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
Mars Global Surveyor, built by Lockheed Martin Astronautics, was launched to Mars in November in the continuing exploration of Earth's mysterious neighbor.
--------------------------------------------------------------------------------

Missiles & Space LM700 satellite bus. Initial commercial service is expected to begin in 1998.

     Last year NASA's Jet Propulsion Laboratory selected Missiles & Space to join a team that will build, integrate and test the Space Infrared Telescope Facility, a cryogenically-cooled space observatory that will conduct infrared astronomy during a 36-month mission beginning in 2001. In addition, NASA selected Lockheed Martin Astronautics to build the Stardust spacecraft that will be launched into the comet Wild-2 to collect samples and return them to Earth in 2006. Closer to home, the Global Geospace Science Polar spacecraft was launched last year with its mission to study solar-induced phenomena in the polar regions of the Earth. A significant long-term engineering effort is the International Space Station. In 1996, Missiles & Space began rigorous testing of the solar array E-wing, a new solar array design that will power the facility during its lifetime on orbit.

     Lockheed Martin Manned Space Systems successfully completed in
1996 a series of tests on the new Super Lightweight Tank for the Space Shuttle. The tests demonstrated the tank's ability to far exceed the stresses of launch. Made of an advanced aluminum-lithium alloy, the new tank will enhance the Space Shuttle's cargo carrying ability to support building the space station. The first of 25 Super Lightweight Tanks under contract is on schedule for a first flight in December 1997.

     In the missile defense arena, the Air Force in November chose a Lockheed Martin Missiles & Space team to develop and demonstrate the Airborne Laser (ABL) weapon system, a proposed boost-phase defense against theater ballistic missiles. During the course of the work the industry team is to demonstrate that the required laser technologies can be integrated onto an airborne platform to shoot down hostile tactical missiles at ranges of hundreds of kilometers.

     The U.S. Army and Lockheed Martin Missiles & Space continued their Theater High Altitude Area Defense (THAAD) testing in 1996. Each test has provided valuable data to aid in refining the system's performance. THAAD is the first weapon system designed specifically to defend against theater ballistic missiles using hit-to-kill technology, a technique pioneered and successfully demonstrated by Lockheed Martin -- the only company in the world to have done so. The Air Force completed four successful test flights of the Peacekeeper intercontinental ballistic missile in 1996, with support from Lockheed Martin Astronautics.

     1996 was a year of profound discovery and achievement in the field of space science, and Lockheed Martin played a key role in those developments bringing its combined expertise in launch vehicles, spacecraft, satellites and systems integration to bear. Lockheed Martin's significant technology assets, spanning the entire Corporation, will continue to offer customers total system solutions and turnkey operations. []

[PHOTO OF ENGINEER APPEARS HERE]

[PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
Lockheed Martin Missiles & Space is involved in critical areas of solar array manufacture for the International Space Station. When deployed, the solar arrays will occupy an acre of space. Missiles & Space is integrating thousands of individual silicon cells onto a flexible backing. The station is designed as humanity's first permanent foothold in space.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  Electronics
--------------------------------------------------------------------------------

     Lockheed Martin Electronics Sector delivered another strong performance in 1996, winning substantial new business, recording its second consecutive year of backlog growth, and exceeding all financial targets. Electronics' commitment to its vision -- achieving global growth, demonstrating the "values" of a successful contemporary enterprise, and making "the whole greater than the sum of its parts" -- was clearly reflected in several strategic contract awards and major accomplishments during the year.

-----A Lockheed Martin team led by Electronics & Missiles was selected for the program definition and risk reduction phase of the Joint Air-to-Surface Standoff Missile (JASSM) program, a joint Air Force/Navy initiative to enable military aircraft to defeat advanced air defense systems and well-defended targets. The development and production phase of the program, scheduled to begin in 1998, has a potential value of over $1 billion.

-----Lockheed Martin Federal Systems of Manassas, VA, was awarded a contract to provide the command, control, communications and intelligence system for the U.S. Navy's New Attack Submarine, reinforcing the company's role as a leading provider of submarine combat systems. Including production options, the potential program value for the contract is $1 billion.

-----Ocean, Radar & Sensor Systems captured contracts totaling more than $100 million to supply the AN/SQQ-89 undersea warfare combat system to the U.S. Navy. This competitive win represents a return of the company to the forefront of the antisubmarine warfare market and a program with a potential value of $750 million.

-----The U.S. Postal Service selected Lockheed Martin Federal Systems of Owego, NY, to provide the Tray Management System to automate large mail facilities in Florida, Louisiana and Texas. The potential value of the Tray Management System program is $1 billion through the year 2000.

-----The Electronics Sector restructured its portfolio of companies to maximize its ability to perform more effectively for customers and win new business. The addition of former Loral businesses strengthened Electronics' market positions in several areas, including tactical missiles and electro-optic fire control systems, surface ship and submarine combat systems, and radar systems for defense and civil applications. The assets of two non-strategic business units, with product lines in the area of gun systems and combat vehicles, were sold to General Dynamics Corporation for $450 million, enabling the sector to focus its attention on the core technologies and markets. This transaction closed in early January 1997.

-----Electronics implemented an extensive consolidation plan which, when completed in 1998, will result in the closing of four facilities, the elimination of 1.9 million square feet of capacity, and a reduction in operating costs of about $85 million annually. Restructuring actions initiated in 1995 were completed in 1996 ahead of schedule and with the total anticipated cost savings.

     The Electronics & Missiles company continued to leverage its outstanding technology in night vision and precision targeting with the introduction of the LANTIRN system on the F-14 Tomcat. LANTIRN allows the F-14 to conduct carrier-based strike missions against land targets, day or night. In addition, the first Tomcat LANTIRN pod was delivered a month ahead of schedule and was fielded an unprecedented 223 days after contract award.

     A joint venture between Electronics & Missiles and Northrop Grumman was awarded U.S. Army contracts totaling $164 million to begin production of the Longbow Hellfire Missile System. The Longbow Hellfire is a helicopter-launched, fire-and-forget antiarmor missile guided to its target by an internal millimeter wave radar. Over the life of the program, Longbow has a potential value of $1 billion. Electronics & Missiles also signed a long-term agreement with Rafael of Haifa, Israel to jointly market the AGM-142/Popeye family of standoff strike missiles to U.S. and international customers. In 1996, the joint venture received its first international order, a contract from the Australian Air Force.

[PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
Sanders, a Lockheed Martin company, and the Space & Strategic Missiles Sector are jointly developing phased array antennae for Astrolink/(TM)/ satellites. Sanders' Supertile is an array element that offers significant technical, weight and cost advantages over conventional multibeam antennae. When completed, Astrolink will be an interlinked global satellite system designed to meet the growing demands for voice, data and video communications.
--------------------------------------------------------------------------------

     Sanders, a Lockheed Martin company, was selected to provide computer-based mission planning subsystems and its Common Mapping Production System for Israeli Air Force F-15I aircraft. As a teammate and subcontractor to Datamat of Italy, Sanders was chosen to produce and integrate mission planning systems to support Italian Air Force Tornado and AM-X aircraft. The company also is producing the Air Force Mission Support System for the U.S. Air Force to assist aircrews in flight planning, target area tactics, post-flight analysis and other mission tasks.

     An industry leader in electronic countermeasures, Sanders continued its successful development of major systems designed to protect military aircraft from hostile threats. The Tri-Service Advanced Threat Infrared Countermeasures/Common Missile Warning System (ATIRCM/CMWS) defeated enemy missiles in a dramatic series of tests at White Sands Missile Range in November. The Integrated Defensive Electronic Countermeasures (IDECM) Radio Frequency Countermeasures (RFCM) program, under development by Sanders for the Navy's F/A-18E/F aircraft, was selected to upgrade the defensive electronics for the U.S. Air Force B-1B. The company also received $60 million in orders for its Combat Direction Finding System, a Navy shipboard system that detects and tracks hostile radar signals and supports over-the-horizon targeting.

     In the commercial arena, Sanders, under an agreement with Lucent Technologies, is providing critical wireless communications components for a new Personal Communications Services (PCS) network being built in Southern California for Cox California Inc. Sanders' PCS-Over-Cable equipment permits the network to use the existing cable TV infrastructure, offering an alternative to costly microwave towers.

     Government Electronic Systems solidified its role as a leader in surface ship combat systems, seaborne radar and total ship systems integration during the year. The company continued its superb performance as prime contractor for the U.S. Navy's AEGIS combat system for cruisers and destroyers. The Congress expressed its approval of the program's performance by authorizing multi-year procurement of AEGIS destroyers, a first for the program that has a total potential contract value of $4 billion. In the international marketplace, the company delivered a fourth AEGIS system for the Japanese Maritime Self Defense Force in 1996, and is exploring combat systems sales opportunities with Spain, Australia and Turkey.

     Government Electronic Systems also leads an industry team that won an important strategic contract to provide the Defense Advanced Research Project Agency and the Navy with an initial

--------------------------------------------------------------------------------
A leader in electronic countermeasures, Sanders continued its successful development of major systems designed to protect military aircraft from hostile threats.
--------------------------------------------------------------------------------
design for the Arsenal Ship, a highly-automated floating missile battery featuring stealth technology. The company also created new prospects for synergy and expansion of its role in the surface ship area, assuming responsibility for Lockheed Martin's Vertical Launch System product lines and Marine Systems business.

     Lockheed Martin Federal Systems in Manassas, VA, is leading the way in developing advanced high performance space processing systems for Department of Defense, classified, NASA and commercial applications. In December 1996, the first radiation-hardened high performance 32-bit flight computer, produced by Federal Systems, was launched aboard NASA's Mars Pathfinder spacecraft.

     Based on its superior design and development of next-generation real-time reconnaissance cameras, Lockheed Martin Fairchild Defense Systems was the Naval Research Laboratories' choice to develop an advanced camera, using the world's largest charge-coupled-device (CCD) detector, a focal plane array that captures the camera's imagery. The CCD is the basis of today's electronic cameras. The Naval Research Laboratories' win further strengthened our position in this high-technology field, leading to Lockheed Martin Fairchild Defense Systems winning the bid to build the state-of-the-art reconnaissance system for the Air Force's Theater Airborne Reconnaissance System.

     Lockheed Martin Vought Systems is a leader in advanced defense systems for the U.S. Army and allied forces with the Multiple Launch Rocket System (MLRS). In 1996, Nissan Aerospace of Japan ordered MLRS assembly kits, parts and tooling. The assembled hardware will be delivered to the Japanese Self Defense Force. Norway and Denmark, which first ordered MLRS in 1996, bring the total to 12 allied nations with the highly capable artillery system.

     The Army last year chose to upgrade MLRS launchers with a capability to fire extended-range rockets and missiles, including the Army Tactical Missile System (ATACMS), manufactured by Vought Systems. The Army also ordered a longer-range ATACMS, the Block 1A. Vought Systems received a contract to supply ATACMS to Turkey in the first international sale of the system. In another important development, the company successfully launched a modified ATACMS missile from a Vertical Launch System (VLS) canister, demonstrating that the missile can be fired from naval vessels

                             [PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
Gallium Arsenide wafers, manufactured by Sanders' Microelectronics Division, are the basis for a variety of commercial and defense electronics products from telecommunications, to medical imagery, to circuits for advanced fighter avionics.
--------------------------------------------------------------------------------

                             [PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
The combination of multiple sensors on the Apache Helicopter makes it a versatile, highly survivable, all-weather, day/night antiarmor platform. Manufactured by Lockheed Martin Electronics & Missiles, the Longbow fire control radar, Target Acquisition Designation Sight/Pilot Night Vision Sensor (TADS/PNVS), and Hellfire II/Longbow missiles provide an integrated system than protects pilots at safe ranges and strikes targets with pinpoint accuracy.
--------------------------------------------------------------------------------

                             [PHOTO APPEARS HERE]
employing VLS. The sea-launched Navy Tactical Missile System is now in development. Vought Systems also introduced a new lightweight launcher for the PAC-3 Missile system in 1996, and is developing the PAC-3 Missiles for the U.S. Army under a $700 million contract. Initial fielding of the missile is planned for 1999.

     Lockheed Martin's broad experience in helicopter avionics and platform integration is demonstrated in the success of the British Royal Navy's EH101 Merlin program. In 1996, the U.K. Ministry of Defence selected Lockheed Martin Aerospace Systems Integration Corp. (ASIC) to provide spare parts and repair services for the Merlin fleet. Lockheed Martin Federal Systems in Owego, NY, through its U.K. subsidiary ASIC, leads an international team and is responsible for delivering 44 Merlin weapon systems with advanced mission avionics for anti-submarine and anti-surface ship warfare capability by 2001.

     The Merlin and the U.S. Navy Light Airborne Multi-Purpose System (LAMPS) helicopter programs mark Federal Systems as a premier platform integrator. Through its U.K. company, Lockheed Martin Tactical Systems U.K. Ltd., Federal Systems in Owego is pursuing an advanced airborne surveillance system for the Ministry of Defence called ASTOR.

     Federal Systems also will modernize the combat support systems at 93 Air Force bases worldwide under a program with a potential value of more than $900 million. The Global Combat Support System will use commercial off-the-shelf software as part of the solution to modernize the service's information systems infrastructure.

     Testing is underway on software applications being developed by Federal Systems to modernize the information systems on U.S. Army bases. The goal of the Sustaining Base Information Services (SBIS) contract is to improve such functions as safety, security, finance, personnel and training. Software code development to date has been produced at less than half the standard industry cost. In November, one application of the software, to support training and exercise missions, was installed at Fort Knox, KY, and Fort Drum, NY.

     Ocean, Radar & Sensor Systems won strategic contracts to develop the U.S. Navy's surface ship minehunting capability, next-generation surface ship sonar and next-generation remote minehunting reconnaissance for submarines. The

                             [PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
The U.K. Merlin Helicopter is a premier anti-submarine and anti-surface ship platform. Lockheed Martin's systems integration gives Merlin its all-weather, high-performance capabilities.
--------------------------------------------------------------------------------
company continues to support the Seawolf program with the recent award of additional Seawolf electronics systems to the current inventory of BSY-2 Combat System, Ship Control System, and Weapons Storage and Handling Systems. Additional new initiatives included a $50 million order for the AN/TPS-59 (V)3 tactical ballistic missile radar system, the first system of this type to go into production in the U.S. inventory.

     Lockheed Martin Control Systems, a leading producer of electronic flight controls and engine controls for both commercial and military aircraft, as well as control and other electronic systems for the transportation industry, pursued and won new commercial business in 1996. Control Systems and Orion Bus Industries agreed to jointly develop and produce Hybrid Electric Transit Buses for major metropolitan users. Hybrid vehicles produce significantly lower emissions than a conventional vehicle, with greatly improved fuel economy and reduced maintenance. Control Systems will provide drive trains for the new buses, which are expected to enter production in late 1997.

     A supplier of systems integration services to the U.S. Navy and prime systems contractor for the Navy's P-3C maritime patrol aircraft, Lockheed Martin Tactical Defense Systems in Eagan, MN, was chosen to modify a P-3C aircraft with the Cooperative Engagement Capability, a system designed to improve the coordination, use and dissemination of real-time data from various fleet sensors. All improvements will make the P-3 Orion, which is flown by 14 nations, a viable worldwide asset to maritime patrol activity well into the 21st century.

     Lockheed Martin Canada is leading an industry team to pursue the Canadian Maritime Helicopter Program, designed to provide a successor to the Sea King helicopter. Lockheed Martin Canada also has been the prime systems integrator for the recently delivered Canadian Patrol Frigates. Lockheed Martin Canada also produces a new family of integrated underwater defense and intrusion detection systems.

     Overall, the Electronics Sector continued to win in the global marketplace and increase its market share. With a stronger, streamlined portfolio of companies, the demonstrated ability to reduce costs, and an unyielding commitment to ethics, Lockheed Martin Electronics is solidly positioned for a successful future.[_]

--------------------------------------------------------------------------------
Federal Systems also will modernize the combat support systems at 93 Air Force bases worldwide under a program with a potential value of more than $900 million.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            Information & Services
--------------------------------------------------------------------------------

Several significant accomplishments in 1996 by the Information & Services Sector strengthened and expanded Lockheed Martin's role in its traditional businesses and positioned the Corporation to take advantage of opportunities in rapidly growing commercial information technology and federal, state and local government services businesses. Our strategy is to grow fast and profitably in rapidly-growing markets.

     A major achievement in 1996 was the successful transition of Space Shuttle processing operations to United Space Alliance (USA). In an unprecedented step that marks a new government/contractor approach to the management of America's Space Shuttle program, NASA awarded the Space Flight Operations Contract to USA, making the joint venture between Lockheed Martin and The Boeing Company the single prime contractor for Space Shuttle operations. The total contract, valued at approximately $7 billion over six years, consolidates 12 previous contracts under USA and provides for an additional 16 contracts to be brought under USA management. During 1996, employees of Lockheed Martin Space Operations and its successor, USA, achieved 100 percent mission success by safely launching and landing seven Space Shuttle missions.

     In its Commercial Systems business, Information & Services formed a new company, Real 3D, to exploit its real-time, three-dimensional graphics technology. This technology has been developed over three decades of experience providing the military with advanced simulation systems and is protected by more than 40 patents in computer image generation.

     Real 3D accomplished a key strategic objective in 1996 when it reached agreement with semiconductor industry leader Intel Corporation to jointly develop a new chip that will give desk-top computer users real-time, three-dimensional color graphics rich in texture detail that is five to ten times better than currently available. The chips are scheduled to go into production in 1997. Real 3D will also bring its real-time 3D graphics technology to the laptop computer market through an alliance with Chips & Technologies, Inc., a leader in laptop computer graphics. In another important development, Real 3D strengthened its ongoing relationship with Sega Enterprises, a world leader in arcade video games. Real 3D completed design and began production of the latest generation chip set for Sega arcade video games and, late in the year, received a new contract from Sega to begin developing even more advanced technology for the arcade video game market.

     Information & Services expects a multi-billion-dollar market for 3D graphics technologies by the end of the decade. The worldwide production of 3D graphics chips is forecast to grow to 115 million chips by the year 2000, up from 7.8 million chips in 1996.

     Additionally, Information & Services continued to expand its role in the commercial information technology outsourcing business in 1996 as textile maker Fieldcrest Cannon selected Lockheed Martin's Integrated Business Solutions to operate its extensive information networking, E-Mail and desktop computer operations. As a result of this 10-year outsourcing agreement, Fieldcrest Cannon will be able to lower its information technology costs and improve customer service.

     Publicly traded CalComp Technology, Inc. (NASDAQ:CLCP) was created in 1996 with the acquisition by CalComp of Summagraphics Corp., Austin, TX, bringing together companies with complementary technologies and product offerings in the Computer Aided Design and graphics arts markets. CalComp's 1996 operating losses, combined with the consolidation of Summagraphics, demanded restructuring actions late in the year to address cost and competitiveness issues. In addition, the acquisition of new ink-jet technology was announced to enhance CalComp's position as a leading producer of large-format printers, plotters, digitizers, cutters and scanners.

                             [PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
Lockheed Martin Real 3D has developed arcade graphics boards for Sega Enterprises' popular and fastmoving games. This real-time graphics technology is derived from astronaut training and high-performance mission rehearsal simulators for the Air Force. The next move in the commercial marketplace for Real 3D is in the area of graphic chip sets for personal computers through a partnership with Intel Corporation.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
This modern toll plaza is representative of Lockheed Martin IMS' leadership in electronic toll collection, making the ride for millions of motorists around the country quicker and more comfortable by reducing traffic congestion. Electronic toll collection is indicative of the way Lockheed Martin applies its state-of-the-art systems integration capabilities to a wide range of government and commercial products and services.
--------------------------------------------------------------------------------

                      [PHOTO OF TOLL PLAZA APPEARS HERE]

                      [PHOTO OF TOLL PLAZA APPEARS HERE]

                      [PHOTO OF DATA CENTER APPEARS HERE]


--------------------------------------------------------------------------------
Lockheed Martin's Integrated Business Solutions provides computer outsourcing services to CVS Corporation and Fieldcrest Cannon. This Data Center in Orlando, Florida, serves as a behind-the-scenes nerve center providing the technology to keep CVS competitive in the marketplace.
--------------------------------------------------------------------------------


     Formtek, a leading developer and integrator of enterprise-wide information management systems, received key orders in 1996 from Volvo Truck Corporation in Sweden and Daelim Engineering Company in Korea. In addition, the company was named prime contractor for the Electronic Data Integration and Management initiative at Lockheed Martin's new Commercial Satellite Center in Sunnyvale, CA.
     Also in 1996, Lockheed Martin solidified its position as a dynamic systems integrator and supplier of advanced technology systems for the civil/commercial marketplace. Key among these advanced technology systems is air traffic control modernization in the United States and abroad. Addressing the critical need to upgrade aging U.S. air traffic control systems, Lockheed Martin Air Traffic Management delivered a display computer replacement for the Federal Aviation Administration (FAA) and installed display system equipment at the first of 20 FAA en route centers, both 10 months ahead of schedule. In Taiwan, Lockheed Martin's advanced integrated air traffic control system went operational last year, providing en route, terminal and tower service to one of the fastest growing air traffic regions in the world. The company also is completing development of an advanced air traffic control system for the Civil Aviation Authority, United Kingdom, that will handle increased traffic over England and Wales.

     Over the next five years, orders for key domestic air traffic control programs are expected to reach $1.5 billion, and international programs could contribute an additional $2 billion.

     State and local government markets represent a major growth line of business for the Corporation. Lockheed Martin IMS, a premier provider of data processing and systems integration services, serves more than 200 state and municipal clients. A nationally recognized innovator of "intelligent" technologies that are revolutionizing America's highways, IMS was selected in 1996 by the Port Authority of New York and New Jersey to integrate electronic toll systems at six bridges and tunnels used by more than 300,000 motorists daily, including the George Washington Bridge and both Lincoln and Holland tunnels. IMS was also selected to launch the state of Maryland's first electronic toll project on three Baltimore Harbor crossings and the John F. Kennedy

---------------------------------------------
In 1996, Information Systems was also
a leader in simulation and training systems
for defense.
---------------------------------------------

Memorial Highway. IMS is working on a total of ten electronic toll projects in eight states.

     Aside from its reputation as a pioneer in the intelligent transportation field, IMS is a leader in reengineering human services programs. In a major child support privatization effort in Maryland, IMS was selected to take over the operation of child support enforcement services in the City of Baltimore and Queen Anne's County, Maryland. The state of Florida joined 22 other state, county and municipal jurisdictions around the country who have selected IMS to provide child support enforcement services. The company designs and develops automated child support systems which locate absent parents, collects and distributes child support payments to millions of families.

     Also in 1996, IMS -- in partnership with Citibank -- solidified its position as a leader in electronic benefits transfer (EBT), winning three separate procurements involving 14 states. The Citibank-IMS team was selected to develop systems to distribute food stamps and other public benefits electronically to more than three million recipients in seven Northeastern states -- the largest project of its kind to date. Citibank and IMS are now involved in EBT projects in 26 states and the District of Columbia with more than seven million recipients. With President Clinton's signing of federal welfare reform legislation, Lockheed Martin expects to play an even larger role in 1997 and beyond to assist states in streamlining the administration of human services programs, and in developing and implementing new and creative methods for helping low-income Americans make it on their own.

     Another significant technology solution is the Automated Fingerprint Identification System (AFIS), developed by Lockheed Martin Information Systems. In 1996, the FBI selected AFIS as a powerful crime fighting tool. Scheduled to begin full operation in 1998, AFIS is designed to rapidly search a national database of fingerprint sets. More than 50,000 identification verification requests are expected per day from state and local law enforcement agencies. Turnaround time on these requests, which now takes months, can be shortened to 24 hours.

     In 1996, Information Systems was also a leader in simulation and training systems for defense. Building upon technology developed for the U.S. Army's Close Combat Tactical Trainer, Information Systems was selected to provide the U.K. Ministry of Defence with high-fidelity simulators, training facilities, and distributed interactive simulation capabilities for the U.K. Combined Arms Tactical Trainer (CATT) program.

     In another simulation/training milestone, Lockheed Martin Electro-Optical Systems will supply third-generation Multiple Integrated Laser Engagement System (MILES) training equipment to the U.S. Marine Corps and the Norwegian Army, a program with a potential value of more than $100 million. This represents the first two procurements of third-generation MILES and demonstrates Electro-Optical Systems as a leader in advanced laser-based tactical engagement simulation.

     Lockheed Martin Enterprise Information Systems (EIS) develops internal information systems solutions for the Corporation. EIS has been key to the Lockheed Martin merger process by providing core services such as networks, data center consolidation, telecommunications, distributed computing and geographically distributed system design, application and consulting. While continually reducing costs, EIS provides state-of-the-art information systems through its web-based technologies, electronic commerce expertise and common systems and services for the Corporation.

     As a result of the strategic combination of Lockheed Martin and Loral and subsequent reorganization actions taken in 1996, Information & Services' federal services business was strengthened. With seven lines of business, 19,000 employees, and annual sales of more than $1.5 billion, the Information & Services Sector's Services Group establishes Lockheed Martin as an industry leader in providing technical, engineering and management services to federal government customers. The Services Group achieved a strong competitive win rate in 1996 and captured several significant contract awards.

     In information support services, Services Group won one of six contracts awarded by the Defense Information Systems Agency in a program to help military and civil agencies upgrade their information systems. Services Group will share in the total $3 billion of the program. It is also providing information technology support services at the Department of Energy's Hanford Site in Washington state as part of the winning team that was selected in 1996 to perform environmental clean-up activities.

     Services Group also provides a wide range of scientific and engineering support services to NASA. In 1996, NASA's Marshall Space Flight Center awarded Services Group a five-year, $90 million contract for design, engineering, operations and maintenance services at its Mission Operations Support Center in Huntsville, AL. At Johnson Space Center in Houston, NASA's new Mission Control Center, which was designed and developed by Services Group, began full operation in support of the Space Shuttle program in May.

     Services Group won several Department of Defense contracts in 1996 as well, including a U.S. Air Force contract to continue its support of the Tethered Aerostat Radar System in Florida and a U.S. Army contract for field range testing and laboratory support at Dugway Proving Ground in Utah.

     In the Information & Services Sector's Systems Integration Group, Lockheed Martin Management & Data Systems is capitalizing on its experience in large systems integration in leading a team on a major U.S. Army command and control program. Selected by the Army in 1996, Management & Data Systems will provide program management, software development and systems integration for the Maneuver Control

---------------------------------------------
The Services Group achieved a strong
competitive win rate in 1996 and captured
several significant contract awards.
---------------------------------------------

System Block IV, which gives tactical commanders the automated capability for planning, coordinating and controlling battlefield operations.

     Management & Data Systems, in conjunction with Lockheed Martin Telecommunications, has also led the thrust into the mobile satellite telecommunications market, providing the ground infrastructure and overall systems engineering for the Asia Cellular Satellite (ACeS) system serving areas of Southeast Asia. Launch of the system is scheduled for 1999.

     Lockheed Martin Command & Control Systems is in an advantageous position for future defense information systems business with its successful work on the U.S. Air Force Theater Battle Management Core Systems program, designed to reengineer three separate systems into a single integrated, open tactical command and control system for battle commanders. In 1996, the Air Force selected Command & Control Systems to provide engineering and technical services at the Cheyenne Mountain Complex in Colorado Springs, a vital part of the nation's missile warning and defense system.

     Lockheed Martin C2 Integration Systems in November provided the U.S. Transportation Command with enhanced Global Transportation Network (GTN) software that can track thousands of passenger, cargo and equipment movements, as well as shipment planning, booking and billing. The enhanced GTN was used to support our forces in Bosnia.

     Indicative of Corporate-wide synergies in large systems integration programs, Lockheed Martin Federal Systems is teamed with companies in the Space & Strategic Missiles Sector on the Space Based Infrared System (SBIRS) for the U.S. Air Force, providing the fixed and mobile ground systems for mission data processing, satellite telemetry, tracking and control, and communications.

     Two companies -- Lockheed Martin Federal Systems and Lockheed Martin Western Development Laboratories -- were the Air Force's choice in 1996 to provide increased operational capability, reduce costs and upgrade the scheduling and satellite operations systems for the Satellite Control Network. These satellites perform communications, weather, surveillance and special missions for the Defense Department, NATO and NASA. Lockheed Martin will modernize the network, replacing an older, manually intensive system for communicating with satellites using new commercial technologies to reduce operator workload, lower costs and increase efficiency. In addition, we will sustain the system for directing and controlling the satellites until it can be replaced by the newer technology. This work underscores Lockheed Martin's ability to use commercial technologies to increase system performance and reduce costs for its customers. The company has a long record of success, having performed significant design, development and system integration work on the network over the past three decades. [ ]

[PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
Lockheed Martin Air Traffic Management's New En Route Centre (NERC) represents a major advance in air traffic control technology. Scheduled to be up and running this year, NERC will handle the increased air traffic over England and Wales. With its 200 workstations, the Centre's operations room is the largest in the world devoted to air traffic control.
--------------------------------------------------------------------------------

                           [PHOTOGRAPH APPEARS HERE]

                           [PHOTOGRAPH APPEARS HERE]

--------------------------------------------------------------------------------
These Satellite Earth Stations in Hawaii are part of a worldwide network providing the communications backbone for all agencies of the Department of Defense. Lockheed Martin Western Development Laboratories provided 24 terminals to form the initial Defense Department SATCOM Network. Designed and tested to ensure reliable operation under extreme climates, the network is meeting the Defense Department's heavy-route satellite communications needs.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Aeronautics
--------------------------------------------------------------------------------
With advanced products like the F-22, C-130J, X-33 and F-16, Lockheed Martin's Aeronautics Sector is at work on designs of the future, programs of the future and partnerships of the future. Aeronautics is a leader in each of its core lines of business: tactical aircraft, airlift, maritime patrol/surveillance, reconnaissance/advanced development programs, modification/ maintenance/logistics and thrust reversers. That leadership manifested itself dramatically in 1996, as Aeronautics won key competitions, achieved important milestones on existing programs, reached agreement on strategic industry alliances and proceeded with necessary consolidations of its facilities.

     Vice President Al Gore announced on July 2 that NASA had chosen VentureStar(TM) as the winner of the X-33 single-stage-to-orbit reusable launch vehicle technology demonstrator program. NASA's funding, combined with an industry team investment, gives the X-33 cooperative agreement a program value exceeding $1 billion.

     In another event of long-ranging significance, then-Secretary of Defense William Perry announced November 16 that the U.S. government had awarded Lockheed Martin one of two concept demonstration contracts for the next-generation Joint Strike Fighter. This innovative weapon system is being developed to replace several different types of tactical aircraft in the U.S. Air Force, U.S. Navy, U.S. Marine Corps and Britain's Royal Navy with approximately 3,000 affordable, lethal, survivable and highly common multirole fighters beginning in 2008. Several other nations have joined the program as observers and others have expressed interest in potential acquisition of the Joint Strike Fighter. Additional international orders could result in eventual production of more than 5,000 aircraft through the years 2050 to 2060. Lockheed Martin views the Joint Strike Fighter program as a top new-business priority.

     In the Middle East, the United Arab Emirates selected an advanced variant of the F-16 Fighting Falcon as one of two finalists in its multi-billion-dollar fighter aircraft competition for up to 80 aircraft, which may be decided in early 1997. The United Arab Emirates' decision is an important expression of confidence in the long-term viability of the F-16 and its evolving technology, which continues to meet all customer expectations and needs.

     Each of these competitions was a watershed event for Lockheed Martin, for its competitors and for the industry. We are honored to have been selected by our customers. While the Aeronautics Sector positioned itself well for future market leadership through these key selections, it also achieved noteworthy milestones throughout its lines of business.

     In the tactical aircraft line of business, the F-22, which will provide air dominance for U.S. forces in the 21st century, is Lockheed Martin's top priority among ongoing programs. Assembly of the first F-22 continued on schedule toward first flight on May 29, 1997. In another important development on the F-22 program, Lockheed Martin and the Air Force adopted recommendations made in December by the F-22 Joint Cost Estimate Team to restructure the Engineering and Manufacturing Development phase of the program within existing budget levels. Lockheed Martin and the Air Force both view this as a positive commitment that will ensure affordability during the production phase while preserving the Initial Operational Capability date of 2004. The F-22's unprecedented integration of next-generation stealth, supercruise engines and advanced avionics will enable U.S. forces to prevent armed conflict or win quickly and decisively with minimal casualties on both sides if combat becomes necessary.

     The year also contained good news for the F-16 program, with 39 new aircraft orders, 21 from Egypt and the balance coming from the U.S. Air Force and other nations. These orders, and others that are expected, helps to ensure that production of the F-16 will continue well into the next century.

     Entering 1997, we are pursuing F-16 sales in several regions of the world. As the Central European market for western defense systems emerged, Lockheed Martin launched campaigns to win competitions in Poland, the Czech Republic and Hungary as those nations prepare to modernize their air forces.

--------------------------------------------------------------------------------
The first U.S. Air Force C-130J flew in June and a total of five aircraft were flying in the test program by the end of 1996. Testing has confirmed the superior maneuverability, reliability, cost effectiveness and overall performance of the newest member of the Hercules family of transport aircraft. Manufactured by Lockheed Martin Aeronautical Systems, Hercules aircraft are operated by 64 countries woldwide.
--------------------------------------------------------------------------------

                      [PHOTOGRAPH OF C-130J APPEARS HERE]

--------------------------------------------------------------------------------
1996 is the year we recognized the Aeronautics Sector as the home of Lockheed Martin's Fighter Enterprise.
--------------------------------------------------------------------------------

Latin America, meanwhile, holds strong potential for F-16 sales should the U.S. Government decide that its policy interests are served by offering U.S. fighter aircraft there.

     In Asia, production of the F-2 for the Japan Air Self Defense Force began. As the principal U.S. subcontractor to Mitsubishi Heavy Industries, Lockheed Martin is building aft fuselages, wing boxes and other major components of the F-2. Japanese government plans call for delivery of 130 F-2s between 1999 and 2011.

     With the F-22 air dominance fighter nearing first flight and production, our Joint Strike Fighter configuration proceeding to concept demonstration, the F-16 continuing to attract new sales and with the new programmed depot maintenance and advanced systems upgrade work we secured on the F-117 program, 1996 is the year we recognized the Aeronautics Sector as the home of Lockheed Martin's "Fighter Enterprise."

     In the airlift line of business, the C-130J program received orders from the U.S. government for thirteen C-130J aircraft. Sales campaigns for the newest Hercules model were initiated in Norway and Italy with solid prospects for orders in 1997. C-130J backlog stands at 41 aircraft on firm order with options for 63 aircraft.

     As an example of our continuing interest in international collaboration, we signed an important agreement with Alenia Aerospazio of Italy to develop and market the C-27J, a derivative of the Alenia G.222 that would incorporate the C-130J's advanced avionics, cockpit displays and propulsion system. We believe there is significant global market potential for this light airlifter but have agreed with Italy that the C-27J program depends first upon an Italian government order for C-130Js in order to move forward.

     In maritime patrol/surveillance, the Aeronautics Sector formed an alliance with Northrop Grumman to develop and market an affordable Airborne Early Warning & Control System that could be installed on Lockheed Martin C-130 and P-3 aircraft as well as on Northrop Grumman E-2C Hawkeye aircraft. We already are seeing significant interest in this system and could receive our first orders in 1997.

     While we were disappointed that the Orion 2000 was not selected in Britain's Replacement Maritime Patrol Aircraft competition, the configuration offers the same general technology and performance improvements as does the C-130J. Considering that more than 80 percent of the world's maritime patrol and surveillance aircraft are P-3s, we think the long-term prospects for Orion 2000 are significant due to its affordability and capability.

     In the reconnaissance/advanced development programs line of business, 1996 was the year in which the famed Skunk Works reasserted itself as the premier advanced design and rapid prototyping organization in the aerospace industry. The Skunk Works is leading the X-33 team and building the two Joint Strike Fighter aircraft specified by the concept demonstration contract. The Skunk Works also designed Lockheed Martin's Joint Air-to-Surface Standoff Missile (JASSM), which was one of two designs the Department of Defense downselected for the next phase of that competition, and launched the DarkStar unmanned reconnaissance vehicle. Despite

--------------------------------------------------------------------------------
The Department of Defense selected Lockheed Martin in November to receive one of two contracts for the concept demonstration phase of the Joint Strike Fighter, a next-generation multi-role combat aircraft.
--------------------------------------------------------------------------------

[PHOTO APPEARS HERE]

the unfortunate loss of the DarkStar flight test vehicle, the program has recovered solidly as another DarkStar vehicle originally intended for pole testing was modified for flight testing and Congress appropriated funds for two additional DarkStars.

     During 1996, the Aeronautics Sector made significant progress in its consolidation efforts. The Skunk Works announced that it would move all of the work done at its Ontario, CA, plant to its Palmdale, CA, facilities in a consolidation that will result in the closure of the Ontario plant in 1998. In additional moves, the Aeronautics Sector announced in October that continuing declines in defense procurement spending had led to the decision to close an aircraft components plant in Charleston, SC. Meanwhile, the Aeronautics Sector said it would establish a Center of Excellence for sheet metal manufacturing in Pinellas County, FL.

     Also in October, the Aeronautics Sector announced that it would consolidate several operating companies doing business in the modification/maintenance/ logistics and aerostructures lines of business into a unified organization called Lockheed Martin Aircraft & Logistics Centers. The new organization began operating January 1, 1997, with headquarters in Greenville, SC. The consolidation positions the Aeronautics Sector as a stronger, more cost-effective competitor in that business and demonstrates Lockheed Martin's commitment to grow its modification, maintenance and logistics and aerostructures lines of business.

     Through Lockheed Martin Aircraft & Logistics Centers, the Aeronautics Sector is pursuing a strategy to support the U.S. government's transition to contracted logistics support and commercialization. This strategy includes winning modification, maintenance and logistics contracts for as many as possible of the aircraft Lockheed Martin originally produced. In 1996, we made significant strides in that direction as our Aircraft Center unit captured contracts for U.S. Navy P-3 and C-9 programmed depot maintenance, and as Logistics Management began leading a major campaign to secure U.S. Air Force C-5 programmed depot maintenance at Kelly Air Force Base in San Antonio. The Air Force is slated to make a decision in July 1997. Additionally, Aeronautics International secured a major C-130 maintenance contract from the Royal Saudi Air Force.

     Historic competitive selections, achievement of important program milestones, establishment of long-term domestic and international partnerships, continued implementation of advanced design and manufacturing methods, sensible consolidation of facilities and the strength of the Skunk Works made 1996 an exciting and rewarding year that bodes well for the Aeronautics Sector's continued leadership in its core lines of business well into the 21st century.

--------------------------------------------------------------------------------
The F-22 air dominance fighter is a critical U.S. Air Force program. In 1996, major milestones were successfully met in F-22 construction when the wings, forward, mid and aft fuselages were mated. Lockheed Martin Aeronautical Systems and Lockheed Martin Tactical Aircraft Systems are building this highly agile, stealthy fighter which, when deployed, will be vital to deterring armed conflict or winning quickly and decisively with minimal casualties if fighting becomes necessary.
--------------------------------------------------------------------------------


                           [PHOTOGRAPH APPEARS HERE]

                           [PHOTOGRAPH APPEARS HERE]

Energy & Environment

     The national laboratories have been aptly described as the jewels in America's scientific crown. Lockheed Martin's Energy & Environment Sector recorded a successful year in managing three of those jewels for the Department of Energy, with the goal of creating a unified, cohesive system of laboratories. As valuable national assets, the Department of Energy labs operated and managed by Lockheed Martin continued to advance the frontiers of science and technology.

     Lockheed Martin pursued that aim in 1996 through continued attention to streamlining management, reducing costs and strengthening core missions. In addition, the Energy & Environment Sector last year broadened the cooperation among the three labs; the Idaho National Engineering and Environmental Laboratory, Oak Ridge National Laboratory and Sandia National Laboratories. A system-of-labs team was created to improve synergies, and integrate operations in such areas as procurement, financial systems, training, environmental management and construction, to name a few. We have made significant progress. For example, the procurement team has already saved more than $4.5 million on joint software development as the three labs leverage their combined buying power.

     Instituting these changes brings the operations of the labs closer to those of a business and it is that approach that will open the way for more opportunities in the commercial marketplace. For example, last year, researchers at Sandia and General Motors worked together to develop an economical way to make durable aluminum engines by spraying a wear-resistant coating onto the cylinder walls. Scientists at Sandia last year also made the world's first working microelectronic device to be fabricated using extreme ultraviolet light. The device, a common building block of all integrated circuits, is hundreds of times smaller than the width of a human hair. A new era in computing is unfolding at Sandia with tests of the teraflops, the fastest supercomputer in the world. How fast is teraflops? It would take someone operating a hand-held calculator about 30,000 years to calculate a problem the teraflops can compute in a second.

     At Oak Ridge National Laboratory researchers made significant breakthroughs that may someday lead to night-vision cameras in commercial aircraft and automobiles, similar to the night-vision equipment now used by military aircraft pilots. Through a revolutionary Uncooled Microcantilever Infrared Camera developed at Oak Ridge last year, the cost could be significantly reduced to install such infrared night-vision imaging systems in automobiles, for example, where such cameras would allow drivers to see past oncoming headlight glare and beyond what they can see with headlights. The Department of Energy in 1996 awarded Lockheed Martin two-year extensions to manage and operate Oak Ridge National Laboratory and the Oak Ridge Y-12 plant which is managed by Lockheed Martin Energy Systems.

     The Idaho National Engineering and Environmental Laboratory (INEEL) and Lockheed Martin Idaho Technologies, which operates the lab for the Department of Energy, are engaged in some of the most advanced agricultural research in the world. Only a few miles from Yellowstone National Park, the research involves bringing together diverse technologies ranging from the Global Positioning System to artificial intelligence. The goal is precision farming -- the application of advanced technologies integrated into an agricultural system that preserves resources and improves efficiency. By determining how all of the technological tools work together, the INEEL team will build a system that allows farmers to manage their crops better.

     With the end of the Cold War, the Department of Energy labs are finding innovative ways to turn weapons technology into useful commercial products, as well as safely store nuclear material. In 1996, the INEEL licensed a new technology that turns a byproduct of nuclear weapons production into harmless rock. The new material is ideal for concrete casks used to store the spent fuel from commercial nuclear reactors.

     The Corporation's extensive technological capabilities and experience in environmental remediation were instrumental in the Department of Energy's decision

--------------------------------------------------------------------------------
Scientists at Oak Ridge National Laboratory, with funding from the Department of Energy and National Science Foundation, study the effect of concentrations of carbon dioxide and other so-called greenhouse gases on a forested ecosystem. The research should provide insight, for example, into how changes in climate affect plant photosynthesis, and by extension, food production.
--------------------------------------------------------------------------------

                             [PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
Micromachines developed at Sandia National Laboratories represent a classic case of technology transfer after the Cold War. First developed as the tiny components of locks to safeguard nuclear weapons, they now are applied to a variety of commercial products. Microscopic gears and drives may be incorporated into automobile airbags or used to power an artificial heart.
--------------------------------------------------------------------------------
[PHOTO OF MICRO COMPONENTS APPEARS HERE]

--------------------------------------------------------------------------------
  Energy & Environment enters 1997 with a working system of Department of Energy laboratories that is realizing savings through more efficient, dynamic business management.
--------------------------------------------------------------------------------

to choose Lockheed Martin Advanced Environmental Systems as a member of one of two teams to remediate the tank farms at the Hanford Site, a former plutonium production facility in Washington state. The team is tasked with cleaning Hanford's vast underground storage tanks under the Tank Waste Remediation System program. Representing the first Department of Energy privatization contract in Washington state, Lockheed Martin Advanced Environmental Systems will prepare the one-time nuclear weapons program facility for a new post-Cold-War mission. On a disappointing note, our contract with the Department of Energy to remediate contaminated waste at the Pit 9 facility in Idaho still faces scheduling delays, as well as significant technical and cost issues.
     After 40 years of producing components vital to the nation's nuclear deterrent, Lockheed Martin Specialty Components was selected last year by the Federal Aviation Administration to develop an advanced X-ray machine to automatically detect, within five seconds, a wide range of explosives in airport packages and luggage. Unlike its predecessors, the new system will see luggage contents in three dimensions.
     Energy & Environment enters 1997 with a working system of Department of Energy laboratories that is realizing savings through more efficient, dynamic business management. Building on the technological capabilities throughout the Corporation and the labs, Energy & Environment is well positioned to forge new industrial and government partnerships to compete in a rapidly changing marketplace. [_]


                             [PHOTO APPEARS HERE]

--------------------------------------------------------------------------------
The Holifield Radioactive Ion Beam Facility at Oak Ridge National Laboratory is probing the secrets of nuclear physics. In August, researchers generated the first beam, preparing the facility for scientists from around the world to conduct experiments.
--------------------------------------------------------------------------------

Financial Section

Management's Discussion and             51

Analysis of Financial Condition

and Results of Operations


The Corporation's Responsibility        64

for Financial Reporting



Report of Ernst & Young LLP,            65

Independent Auditors



Consolidated Statement                  66

of Earnings



Consolidated Statement                  67

of Cash Flows



Consolidated Balance Sheet              68




Consolidated Statement                  69

of Stockholders' Equity



Notes to Consolidated                   70

Financial Statements



Seven Year Summary                      85

Management's Discussion and Analysis                Lockheed Martin Corporation
of Financial Condition and
Results of Operations



   Lockheed Martin Corporation (Lockheed Martin or the Corporation) is a highly diversified global enterprise principally engaged in the conception, research, design, development, manufacture and integration of advanced-technology products and services. The following discussion should be read in conjunction with the audited consolidated financial statements included herein.

   -----------------------------------------------------------------------------
   Business Combination with Loral Corporation

   On January 7, 1996, the Corporation entered into an Agreement and Plan of Merger (the Loral Merger Agreement) with Loral Corporation (Loral) pursuant to which the Corporation agreed to purchase all of the issued and outstanding shares of common stock of Loral (together with the associated preferred stock purchase rights) for an aggregate consideration of $38 per share in cash (the Tender Offer). The Tender Offer was made as part of a series of transactions that resulted in (i) the distribution to Loral stockholders of shares of capital stock in Loral Space & Communications, Ltd. (Loral SpaceCom), a newly-formed company, which now owns and manages substantially all of Loral's former space and satellite telecommunications interests, and (ii) the acquisition by the Corporation of Loral's defense electronics and systems integration businesses (collectively, the Loral Transaction). As a result of the Loral Transaction, Loral changed its name to Lockheed Martin Tactical Systems, Inc. (Tactical Systems) and became a wholly-owned subsidiary of the Corporation. The operations of Tactical Systems have been included in the results of operations of the Corporation from April 1, 1996.

       In connection with the Loral Transaction, the Corporation acquired shares of preferred stock of Loral SpaceCom that were convertible into 20 percent of Loral SpaceCom's common stock on a fully diluted basis at the acquisition date. The Corporation's ownership of the preferred stock of Loral SpaceCom is subject to certain limitations and restrictions set forth in the terms and conditions of the preferred stock and in agreements between the Corporation and Loral SpaceCom.

       The total purchase price paid with respect to the above transactions, including acquisition costs, was approximately $7.6 billion. The Loral Transaction has been accounted for using the purchase method of accounting.

       The funds for the consummation of the Loral Transaction were provided through the issuance of commercial paper by the Corporation and through borrowings under revolving credit facilities with a syndicate of commercial banks. Approximately $6.6 billion of commercial paper was issued and approximately $1 billion was borrowed under the revolving credit facilities to finance the Loral Transaction on the closing date. During the second quarter of 1996, the Corporation issued $5 billion of debt securities, the net proceeds from which were used to repay the $1 billion borrowed under the revolving credit facility and to reduce the amount of commercial paper outstanding.

   -----------------------------------------------------------------------------
   Repositioning of Non-Core Businesses

   On January 31, 1997, the Corporation signed a memorandum of understanding to reposition certain non-core business units as a new independent company (Newco). Under the proposed transaction, Lehman Brothers Capital Partners III, L.P., a merchant banking partnership associated with Lehman Brothers Holdings, will own 50.1 percent of the new company, Lockheed Martin will retain a 34.9 percent equity stake and the new company's management team will own the remaining 15 percent. The business units have approximately 4,900 employees and combined 1996 annual revenues exceeding $650 million. The proposed transaction is subject to the parties entering into a mutually acceptable definitive purchase agreement, certain regulatory approvals and other customary conditions, and is expected to close during the first half of 1997.

   -----------------------------------------------------------------------------
   Results of Operations

   The Corporation's operating cycle is long-term and involves various types of production contracts and varying production delivery schedules. Accordingly, results of a particular year, or year-to-year comparisons of recorded sales and profits, may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

Management's Dicussion and Analysis
of Financial Condition and Results of Operations

Continued



       The Corporation's consolidated results of operations for 1996 include the operations of Tactical Systems from April 1, 1996. On February 3, 1997, concurrent with the announcement of the proposed transaction with Newco, the Corporation announced a new organizational structure which reassigned management responsibility for certain business units. As a result, the Corporation's operations are now divided into five business segments: Space & Strategic Missiles; Electronics; Information & Services; Aeronautics; and Energy, Materials and Other. The operations of Tactical Systems have been reflected, for 1996 segment reporting purposes, in the Information & Services, Electronics, and Energy, Materials and Other segments. Prior year data has been reclassified to conform to the new structure.

       The Corporation's consolidated net sales for 1996 were a record $26.9 billion. Net sales for the year were 18 percent greater than 1995 net sales, which in turn were relatively unchanged compared to 1994 net sales. The 1996 increase principally resulted from the inclusion of the operations of Tactical Systems. This increase more than offset sales decreases in the Aeronautics segment. Sales increases for 1995 in the Space & Strategic Missiles segment and the Information & Services segment were largely offset by sales declines in the Aeronautics segment and the Electronics segment. The U.S. Government remained the Corporation's largest customer, comprising 70 percent of the Corporation's net sales for 1996 compared to 69 percent in 1995 and 72 percent in 1994.

   -----------------------------------------------------------------------------
   Net Sales

   In millions

   [GRAPH APPEARS HERE]


   (a) Includes the effects of the April, 1996 business combination with Loral Corporation.
   -----------------------------------------------------------------------------

       The Corporation's operating profit (earnings before interest and taxes) was approximately $2.7 billion in 1996, which was significantly greater than the $1.4 billion reported in 1995 and the $2.0 billion reported in 1994. However, the reported amounts for each of the three years presented included the financial impacts of various nonrecurring events, the details of which are described below. Excluding the effects of these nonrecurring events for each year, operating profit for 1996 would have been approximately 29 percent greater than the 1995 amount, which in turn would have been approximately 14 percent greater than the 1994 amount. A significant portion of the 1996 increase resulted from the inclusion of the operations of Tactical Systems. Additional growth in operating profit in 1996 resulted from increases in the Space & Strategic Missiles and Electronics segments, slightly offset by declines in the Aeronautics segment.

       During the third quarter of 1996, the Corporation announced its intention to distribute via an exchange offer its remaining 81 percent interest in Martin Marietta Materials, Inc. (Materials) to its stockholders (the Exchange Offer). Under the terms of the Exchange Offer, the Corporation's stockholders were given the opportunity to exchange each Lockheed Martin common share held for 4.72 common shares of Materials on a tax-free basis. The Exchange Offer expired by its terms on October 18, 1996 and was oversubscribed. On October 23, 1996, approximately 7.9 million shares of the Corporation's common stock were exchanged for the 37.35 million shares of Materials common stock held by the Corporation. Upon the closing of this transaction, the Corporation had no remaining ownership interest in Materials and had reduced its common shares outstanding by approximately four percent. The Corporation recognized a pretax gain of $365 million related to this exchange in the fourth quarter of 1996.

                                                     Lockheed Martin Corporation



       During the fourth quarter of 1996, the Corporation recorded nonrecurring pretax charges, net of state income tax benefits, of $307 million. Approximately one-half of the charges reflected the financial impacts of a conservative strategy on the part of the Corporation toward its environmental remediation business with regard to current business conditions, existing contractual issues on a Department of Energy (DOE) program and the pursuit of other environmental opportunities. The remaining charges resulted from a number of other corporate actions to improve efficiencies, increase competitiveness and focus on core businesses.

        During the first quarter of 1995, the Corporation recorded a pretax charge of $165 million for merger related expenses in connection with the formation of Lockheed Martin. During the second quarter of 1995, the Corporation recorded a pretax charge of $525 million in conjunction with a corporate-wide consolidation plan under which the Corporation would close certain facilities and laboratories and eliminate duplicative field offices in the U.S. and abroad, eliminating up to approximately 12,000 positions. This charge represented the portion of the accrued costs and net realizable value adjustments that were not probable of recovery.

        In February 1994, Materials sold through an initial public offering
   (IPO) approximately 8.8 million shares, or 19 percent of its common stock. A portion of the proceeds from the offering was used to defease in substance certain long-term debt. The Corporation recognized a pretax gain, net of a loss on debt defeasance, of $118 million from the Materials IPO. During March 1994, the Corporation entered into an Agreement and Plan of Merger with Grumman Corporation (Grumman) which was subsequently terminated by Grumman. In April 1994, the Corporation received $50 million plus reimbursement of expenses pursuant to the termination provisions of the Agreement and Plan of Merger.

        Reported net earnings for 1996 were approximately $1.3 billion, or $6.04 per common share assuming full dilution. Both amounts represent increases from the reported 1995 net earnings of $682 million, or $3.05 per share, and

   -----------------------------------------------------------------------------
   Net Earnings

   In millions


                             [GRAPH APPEARS HERE]




   (a) Includes the effects of the April, 1996 business combination with Loral Corporation.
   (b) Excluding the effects of the Materials exchange, the divestiture of two business units, and the charges associated with the environmental remediation business and other Corporate actions, 1996 net earnings would have been $1,205 million.
   (c) Excluding the effects of the merger related and consolidation charges, 1995 net earnings would have been $1,118 million.
   (d) Excluding the effects of the Materials IPO, the acquisition termination fee, and the change in ESOP accounting, 1994 net earnings would have been $955 million.
   -----------------------------------------------------------------------------
   Earnings Per Common Share,
   Assuming Full Dilution

   In dollars

                             [GRAPH APPEARS HERE]


   (a) Includes the effects of the April, 1996 business combination with Loral Corporation.
   (b) Excluding the effects of the Materials exchange, the divestiture of two business units, and the charges associated with the environmental remediation business and other Corporate actions, 1996 net earnings per share would have been $5.40.
   (c) Excluding the effects of the merger related and consolidation charges, 1995 earnings per share would have been $5.01.
   (d) Excluding the effects of the Materials IPO, the acquisition termination fee, and the change in ESOP accounting, 1994 earnings per share would have been $4.37.
   -----------------------------------------------------------------------------

Management's Dicussion and Analysis
of Financial Condition and Results of Operations

Continued


   from the reported 1994 net earnings of $1.0 billion, or $4.66 per share. However, the 1996 reported amounts include the after-tax effects of the Materials exchange and the provision for the after-tax effect of the Corporation's divestiture of its Armament Systems and Defense Systems business units which were sold to General Dynamics Corporation (General Dynamics). The latter transaction, which concluded with the Corporation's receipt of $450 million in cash on January 2, 1997, had no pretax effect on the results of operations for 1996. On a combined basis, the Materials exchange and the divestiture noted above increased net earnings by $351 million, or $1.58 per share. The 1996 reported amounts also include the after-tax impact of the nonrecurring charges described above, which decreased net earnings by $209 million, or $.94 per share. The 1995 reported amounts include the after-tax effects of the merger related and consolidation charges identified above of $436 million, or $1.96 per share. The 1994 reported net earnings include the favorable after-tax effects of the Materials IPO ($70 million, or $.32 per share), the Grumman termination fee ($30 million, or $.14 per share) and a charge due to the adoption of a change in accounting for ESOPs ($37 million, or $.17 per share). Excluding the effects of these nonrecurring items, net earnings for 1996 would have been approximately $1.2 billion, or $5.40 per share, representing eight percent increases from the adjusted 1995 amounts of approximately $1.1 billion, or $5.01 per share. The 1995 amounts, excluding the effects of the nonrecurring items, were 17 percent and 15 percent greater, respectively, than the adjusted 1994 amounts of $955 million, or $4.37 per share.

   -----------------------------------------------------------------------------
   Dividends per Common Share

   In dollars



                             [GRAPH APPEARS HERE]

   -----------------------------------------------------------------------------
       The Corporation's debt to capitalization ratio increased from 37 percent at December 31, 1995 to 63 percent at December 31, 1996, with total debt (including short-term borrowings) increasing from $3.7 billion to $11.5 billion. As mentioned previously, this increase primarily represents funds borrowed to finance the Loral Transaction. Stockholders' equity increased from $6.4 billion at December 31, 1995 to nearly $6.9 billion at December 31, 1996. The Corporation paid common dividends of $302 million in 1996, or $1.60 per common share. The Corporation's backlog of undelivered orders exceeded $50 billion at the end of 1996.

   -----------------------------------------------------------------------------
   Industry Considerations

   The Corporation's primary lines of business are in high technology systems for aerospace and defense, serving both government and commercial customers. In recent years, domestic and worldwide political and economic developments have strongly affected these markets, requiring significant adaptation by market participants.

       Since the mid-1980s, the U.S. defense budget has declined significantly, with the procurement portion falling by more than two thirds in real terms. As a result of this long-term decline in demand, substantial overcapacity existed in the defense/aerospace industry. As with many industries, the response to such long-term declines in demand has been a combination of plant closings, consolidations and other actions that preserve an efficient industrial base. In recent years, the Justice Department and the Federal Trade Commission

                                                     Lockheed Martin Corporation




   have approved most defense/aerospace industry business combinations. Lockheed Martin has been at the forefront of the industry's rapid consolidation. Since 1993, the Corporation has made several strategic acquisitions and alliances which affect many facets of its business, including tactical military aircraft production, space launch systems and defense and commercial electronics. These acquisitions are examples of actions that have broadened the Corporation's business portfolio, created opportunities for increased efficiency and cost competitiveness, improved access to new markets and reduced exposure to future defense budget program reductions. In addition, the Corporation has continued to undertake cost reduction efforts throughout its operating units while monitoring and adjusting employment levels consistent with changing business requirements. During 1996, the Corporation's efforts resulted in a number of wins in several significant competitions, including the Joint Strike Fighter, VentureStar(TM), Space Based Infrared System (SBIRS) and Evolved Expendable Launch Vehicle programs, among others.

       Currently, the defense/aerospace industry is undergoing another phase of consolidation. In the past few months, The Boeing Company (Boeing) acquired the aerospace and defense businesses of Rockwell International Corporation, and has announced it will combine with McDonnell Douglas Corporation. Also, the Raytheon Company has announced it will acquire the military businesses of GM Hughes Electronics Corporation and Texas Instruments Corporation. The synergies which may result from these business combinations, if approved, could create more formidable competitors within the industry.

       The Corporation's executive management and Board of Directors continue to review and monitor the Corporation's strategic plans. These plans include assessing business combinations and joint ventures with companies engaged in similar or closely related businesses, building market share in core businesses and divesting less well-positioned and non-core businesses. Examples of recent actions include the Loral Transaction, the exchange of the remaining ownership interest in Materials, the divestiture of the Armament Systems and Defense Systems business units, the transition of Space Shuttle processing operations to United Space Alliance (USA), a joint venture with Boeing which has become NASA's prime Space Shuttle operations contractor, and the proposed transaction with Newco. It is important to note that the accounting implications of unconsolidated entities such as Newco and USA are markedly different from those of consolidated entities. The Corporation accounts for these unconsolidated entities under the equity method of accounting. Net sales and earnings from operations for such entities are not included in the consolidated amounts for the Corporation; instead, the Corporation's proportionate share of net earnings or losses from these entities are recorded as other income and expenses.

       To date, the Corporation's major programs generally have been well supported, but uncertainty exists over the size and scope of future defense and space budgets and their impact on specific programs. Some of the Corporation's programs have been delayed, curtailed or terminated, and future spending reductions and funding limitations could further impact these programs or have similar effects on other existing or emerging programs.

       As a U.S. Government contractor, the Corporation's government contracts and operations are subject to government oversight. The government may investigate and make inquiries of the Corporation's business practices and conduct audits of contract performance and cost accounting. These investigations may lead to claims against the Corporation. Under U.S. Government procurement regulations and practices, an indictment of a government contractor could result in that contractor being fined and/or suspended for a period of time from eligibility for bidding on, or for award of, new government contracts; a conviction could result in debarment for a specified period of time. Although the outcome of such investigations and inquiries cannot be predicted, in the opinion of management there are no claims, audits or investigations pending against the Corporation that are likely to have a material adverse effect on either the Corporation's business or its consolidated financial position or results of operations.

Management's Dicussion and Analysis
of Financial Condition and Results of Operations

Continued


        The Corporation remains exposed to other inherent risks associated with U.S. Government contracting. These risks include technological uncertainties and obsolescence, changes in government policies and dependence on annual Congressional appropriation and allotment of funds.

        Progress has been made in expanding the Corporation's presence in related commercial and nondefense markets, most notably in space and telecommunications activities, information management and systems integration. Although these lines of business are not dependent on defense budgets, they share many of the risks associated with the Corporation's primary businesses, as well as others unique to the commercial marketplace. Such risks include development of competing products, technological feasibility, product obsolescence and the risks inherent in conducting business internationally.

   -----------------------------------------------------------------------------
   Discussion of Business Segments

   The Corporation's operations are divided into five business segments: Space & Strategic Missiles; Electronics; Information & Services; Aeronautics; and Energy, Materials and Other. As previously mentioned, the Corporation recently announced a new organizational structure that combined the Tactical Systems businesses with those of Lockheed Martin and reassigned certain heritage Lockheed Martin business units. The discussion of business segments that follows reflects this new structure. Certain amounts for the prior years have been reclassified to conform with the 1996 presentation.

        The following table displays net sales for the Lockheed Martin business segments for each of the three years in the period ended December 31, 1996 which correspond to the segment information presented in Note 15 to the consolidated financial statements.


   (In millions)                           1996       1995       1994
   ==================================================================
   Net Sales
       Space & Strategic Missiles       $ 7,904    $ 7,813    $ 7,000
       Electronics                        6,705      3,357      4,059
       Information & Services             5,863      4,173      3,986
       Aeronautics                        5,596      6,617      7,091
       Energy, Materials and Other          807        893        770
   ------------------------------------------------------------------
                                        $26,875    $22,853    $22,906
   ==================================================================


   Operating profit by industry segment for each of the three years in the period ended December 31, 1996 is also presented in Note 15 to the consolidated financial statements. The following table displays the pretax impact of the nonrecurring items discussed earlier as reflected in each segment's operating profit for each of the three years presented.



   (In millions)                         1996       1995     1994
   ==============================================================
   Nonrecurring Items
       Space & Strategic Missiles      $  (25)     $(263)   $  --
       Electronics                         --        (93)      --
       Information & Services             (86)       (24)      --
       Aeronautics                        (46)      (138)      --
       Energy, Materials and Other        215       (172)     168
   --------------------------------------------------------------
                                       $   58      $(690)   $ 168
   ==============================================================

   The 1996 total in the above table reflects the $365 million pretax gain from the exchange of Materials, offset by $307 million of pretax charges relating to the Corporation's environmental remediation business and other corporate actions. The 1995 total reflects the merger related and consolidation expenses, while the 1994 total consists of the $118 million Materials IPO gain and the receipt of the $50 million acquisition termination fee from the proposed Grumman acquisition.

        The following table depicts operating profit excluding nonrecurring items for each of the three years in the period ended December 31, 1996. The subsequent discussion of significant operating results of each business segment
56

                                                     Lockheed Martin Corporation



   excludes the impact of the nonrecurring items. This discussion should also be read in conjunction with the industry segment information contained in Note 15 to the consolidated financial statements.


   (In millions)                       1996      1995     1994
   -----------------------------------------------------------
   Operating Profit,
     Excluding Nonrecurring
     Items
     Space & Strategic Missiles     $  998     $  726   $  495
     Electronics                       673        317      451
     Information & Services            327        291      214
     Aeronautics                       487        532      511
     Energy, Materials and Other       190        201      140
   -----------------------------------------------------------
                                    $2,675     $2,067   $1,811
   ===========================================================


[ ] Space & Strategic Missiles -- Net sales of the Space & Strategic Missiles segment increased by one percent in 1996 compared to 1995 and by 12 percent in 1995 compared to 1994. Increases in commercial satellite volume and classified program activities in 1996 were largely offset by the timing of Atlas II and Atlas E launches (seven successful launches in 1996 versus twelve in 1995) and from reduced volume on the Trident fleet ballistic missile program. The increase in 1995 compared to 1994 can be attributed primarily to the inclusion for the full year of the former Space Systems Division of General Dynamics, which the Corporation acquired on May 1, 1994. The operations of this unit consisted primarily of the Atlas launch services program, which recorded 12 successful launches in 1995 versus four launches in the eight months of 1994 when the program results were included in the Corporation's results of operations. The 1995 net sales were also favorably impacted by an increase in activity in various classified programs throughout the segment.

        Operating profit for the segment increased by 37 percent in 1996 compared to 1995 and by 47 percent in 1995 compared to 1994. The increase in 1996 was attributable to the increases in commercial satellite volume and classified program activities discussed above, margin expansion from improved cost performance on the Corporation's Titan and Atlas launch vehicle programs and timing of the recognition of award and incentive fees on certain space programs. The 1995 increase was attributable to the inclusion of the Atlas launch services program for the full year, the receipt of a favorable settlement resulting from the termination of the Advanced Solid Rocket Motor program and the inclusion of charges in 1994 related to certain fixed-price programs, including a charge of $22 million related to the cancellation and final settlement on the Mobile Satellite Antenna subcontract and charges totaling $43 million related to a military command, control and communication program for a foreign government.

[ ] Electronics -- Net sales of the Electronics segment doubled in 1996 compared to 1995, due to the inclusion of the operations of certain Tactical Systems companies since April 1, 1996. Excluding the operations of the Tactical Systems companies, 1996 net sales for the segment increased by 12 percent compared to 1995. This increase was principally attributable to volume increases in a variety of government and commercial electronics programs and the inclusion of the operations of the aircraft controls business formerly owned by General Electric Company, which was acquired in the fourth quarter of 1995. Net sales for 1995 decreased by 17 percent compared to 1994 as a result of volume decreases in various programs, particularly in the AEGIS surface ship combat systems program and the AN/BSY-2 submarine combat system program. In addition, the 1995 sales performance represented an expected transition at certain business units from mature production programs into new development programs.

        Operating profit for the segment increased by 112 percent in 1996 due to the inclusion of the operations of the Tactical Systems companies discussed above. Excluding the operations of the Tactical Systems companies, operating profit in 1996 for the segment increased by 28 percent compared to 1995. This increase was principally the result of the production volume increases discussed above as well as the inclusion in 1995 of contract charges related to the LANTIRN program close-out. Operating profit in 1995 decreased by

Management's Dicussion and Analysis
of Financial Condition and Results of Operations

Continued




    30 percent compared to 1994, reflecting the sales volume decreases described previously, the negative earnings implications of contract charges related to the LANTIRN program close-out and from investments in new businesses, and substantial completion of subcontract activities on the Patriot and other mature production programs.

[ ] Information & Services -- Net sales of the Information & Services segment increased by 40 percent in 1996 compared to 1995 due to the inclusion of the operations of certain Tactical Systems companies since April 1, 1996. Excluding the operations of the Tactical Systems companies, 1996 net sales for the segment were comparable to 1995 levels. Increases in commercial product distribution activities in 1996 were largely offset by the transfer of the Corporation's contracts for Space Shuttle processing operations to USA during 1996, as mentioned above. Net sales for 1995 increased by five percent compared to 1994 due to increases in sales for commercial product manufacturing and distribution activities and in information management activities.

        Operating profit for the segment increased by 12 percent in 1996 due to the inclusion of the operations of the Tactical Systems companies discussed above. However, excluding the operations of the Tactical Systems companies, operating profit in 1996 for the segment decreased by 30 percent compared to 1995. This decrease was principally the result of charges taken in the current year related to certain information systems contracts and accounts, and from losses taken at two of the Corporation's subsidiaries. Operating profit in 1995 increased by 36 percent compared to 1994, reflecting increased award fee recognition, the impact of sales volume increases and improvements in margin performance throughout the segment.

[ ] Aeronautics -- Net sales of the Aeronautics segment decreased by 15 percent in 1996 compared to 1995, and by seven percent in 1995 compared to 1994. The net sales decreases in both years were principally due to fewer deliveries of F-16 fighter aircraft and C-130 airlift aircraft. Net sales for 1995 reflect the delivery of eight P-3 maritime patrol aircraft to the Republic of Korea. There were no comparable deliveries of P-3 aircraft in 1996 or 1994.

        Operating profit decreased by eight percent in 1996 compared to 1995 as a result of the volume decreases discussed above. Operating profit in 1995 increased by four percent compared to 1994 despite the sales decrease for that period, primarily as a result of recognition of earnings related to the P-3 aircraft deliveries, which more than offset the 1995 increase in C-130J development costs, and the inclusion in 1994 of charges taken against earnings in connection with the Pratt & Whitney fan reverser program.

[ ] Energy, Materials and Other -- Net sales of this segment decreased by ten percent in 1996 compared to 1995 after increasing by 16 percent in 1995 compared to 1994. The 1996 net sales decrease was principally the result of the divestiture of Materials during the fourth quarter of 1996 as described above. The 1995 increase reflected the January 1995 Materials acquisition of the construction aggregates business of Dravo Corporation as well as the commencement of activities under the Idaho National Engineering and Environmental Laboratory Management and Operations and Pit 9 contracts in the fourth quarter of 1994.

        Operating profit for this segment decreased by five percent in 1996 compared to 1995. Losses on certain of the Corporation's environmental programs were largely offset by gains from the sale of a portion of the Corporation's investment portfolio. Operating profit increased by 44 percent in 1995 compared to 1994 due to the inclusion of a full year of activities under the Idaho National Engineering and Environmental Laboratory Management and Operations contract and earnings growth from increased production volume at Materials.

    --------------------------------------------------------------------------
    Backlog

    Total negotiated backlog of $50.4 billion at December 31, 1996 included both unfilled firm orders for the Corporation's products for which funding has been both authorized and appropriated by the customer (Congress, in the case of U.S. Government agencies) and firm orders for which funding has

                                                     Lockheed Martin Corporation



   not been appropriated. The following table shows total backlog by segment at the end of each of the last three years:



   (In millions)                      1996       1995       1994
   -------------------------------------------------------------
   Backlog
    Space & Strategic Missiles     $19,463    $18,066    $17,778
    Electronics                     10,937      5,271      5,061
    Information & Services           6,431      3,005      3,174
    Aeronautics                     13,408     14,775     16,146
    Energy, Materials and Other        167          8         73
   -------------------------------------------------------------
                                   $50,406    $41,125    $42,232
   =============================================================

   Total Space & Strategic Missiles backlog increased by eight percent in 1996 compared to 1995 and by two percent in 1995 compared to 1994. The increase in 1996 occurred principally from new orders received for Titan, Atlas and Proton launch vehicle services and the SBIRS program. The increase in 1995 occurred principally because of growth in new orders for classified programs.

   ----------------------------------------------------------------------------

   Negotiated Backlog

   In Millions

                             [GRAPH APPEARS HERE]


   (a) Includes the effect of the April, 1996 business combination with Loral Corporation.
   -----------------------------------------------------------------------------

        In the Electronics segment, total backlog more than doubled in 1996 compared to 1995 due to the addition of the backlog of the Tactical Systems companies acquired in 1996. Excluding the acquired backlog of the Tactical Systems companies, backlog in 1996 for the segment decreased by three percent compared to 1995. This decrease was principally the result of the net effect of close-outs of completed government electronics contracts during the year. Total backlog for 1995 increased by four percent compared to 1994. The primary reasons for the 1995 increase were key new awards for U.K. Apache helicopter night vision/fire control systems, HYDRA-70 munitions and electronic warfare countermeasures.

        Total Information & Services backlog increased by 114 percent in 1996 compared to 1995 due to the addition of the backlog of the Tactical Systems companies acquired in 1996. Excluding the acquired backlog of the Tactical Systems companies, backlog in 1996 for the segment increased by 25 percent compared to 1995. This increase was principally the result of new information management services contract awards. Total backlog for 1995 decreased by five percent compared to 1994, primarily caused by reduced contract volume in the segment's space shuttle processing program. Total backlog for this segment will be negatively impacted in 1997 as a result of the pending divestiture of the business units that will compose Newco.

        In the Aeronautics segment, total backlog decreased by nine percent in 1996 compared to 1995 and by eight percent in 1995 compared to 1994. In both years, F-16 fighter aircraft backlog decreased, primarily reflecting deliveries of aircraft exceeding new orders. Decreases in backlog for the F-22 air dominance fighter aircraft program, currently in the development phase, also contributed to the 1996 decrease. In 1995, this decrease was partially offset by the receipt of orders from the United Kingdom and Australia to provide 37 C-130J airlift aircraft, with options for 58 additional aircraft for those two nations and New Zealand. It should be noted that Aeronautics' backlog at December 31, 1996 does not include activity related to the VentureStar(TM) and Joint Strike Fighter program wins due to their unique nature as cooperative research agreements and developmental

Management's Dicussion and Analysis
of Financial Condition and Results of Operations

Continued


    prototype activities. These two programs combined would have generated orders of $1.5 billion in 1996 if reported on an equivalent basis.

    ---------------------------------------------------------------------------
    Liquidity and Cash Flows

    Cash provided by operating activities was approximately $1.6 billion in 1996, compared with $1.3 billion and $1.5 billion of cash provided in 1995 and 1994, respectively. As in the prior years, positive cash flows were derived in large part from operating profits before deducting non-cash charges for depreciation and amortization of property and intangible assets, offset in part by working capital increases. The 1996 and 1995 amounts also include the effect of merger related and consolidation payments of $244 million and $208 million, respectively.

    ---------------------------------------------------------------------------

    Net Cash Provided by Operating
    Activities

    In Millions

                             [GRAPH APPEARS HERE]

    (a) Includes the effects of the April, 1996 business combination with Loral Corporation.
    ---------------------------------------------------------------------------
        Cash used for investing activities was approximately $8.0 billion in 1996, a significant increase from the $699 million and $502 million reported in 1995 and 1994, respectively. The Corporation used approximately $7.3 billion of cash in 1996 to finance the Loral Transaction. Also, additions to property, plant and equipment, net of purchased operations, were 47 percent higher in 1996 compared to 1995, reflecting the inclusion of the capital spending activity of the Tactical Systems business units as well as approximately $150 million related to the Lockheed Martin integration and consolidation program. The 1995 amount was approximately two percent lower than the comparable 1994 amount. The Corporation continually monitors its capital spending in relation to current and anticipated business needs. Facilities are added, consolidated, modernized or disposed of as business circumstances dictate.

        Approximately $5.7 billion of cash was provided by financing activities during 1996, compared with cash used for financing activities of $579 million in 1995 and $718 million in 1994. Approximately $7.6 billion of indebtedness was incurred in 1996 in connection with the consummation of the Loral Transaction through the issuance of commercial paper by the Corporation and through borrowings under a revolving credit facility which existed at that time. The Corporation subsequently issued $5 billion of long-term debt securities, the entire amount registered under the Corporation's shelf registration statement which became effective on May 10, 1996, using the net proceeds to repay the $1 billion borrowed under the credit facility and to reduce the amount of commercial paper outstanding. These debt securities are guaranteed by Tactical Systems. Approximately $180 million of long-term debt will mature in 1997.

        During the second quarter of 1996, the Corporation's Board of Directors terminated the systematic common stock repurchase plan which had been established in 1995 to counter the future dilutive effect of common stock issued by the Corporation under its 1995 Omnibus Performance Award Plan. A separate program authorized in 1995 for the repurchase of up to nine million common shares to counter the dilutive effect of common stock issued under the Corporation's other benefit and compensation programs and for other purposes related to such plans remains in effect. Approximately 2.3 million common shares were repurchased by the Corporation in 1995 for approximately $150 million; no shares were repurchased in 1996.

                                                     Lockheed Martin Corporation



        The Corporation receives advances on certain contracts and uses them to finance the inventories required to complete the contracted work. Approximately $2.4 billion of advances related to work in process at December 31, 1996 have been received from customers and were recorded as reductions of inventories in the Corporation's consolidated financial statements. In addition, advances of approximately $2.6 billion at the end of 1996 have been recognized as current liabilities, mostly related to contracts with foreign governments and commercial customers.

    ---------------------------------------------------------------------------
    Capital Structure and Resources

    Long-term debt, including current maturities, increased to approximately $10.4 billion at the end of 1996 from approximately $3.7 billion at the end of 1995. Total debt (including short-term borrowings) represented approximately 63 percent of total capitalization at December 31, 1996, compared with 37 percent at December 31, 1995. Most of the Corporation's debt is in the form of publicly issued, fixed-rate Notes Payable and Debentures. Included in long-term debt at December 31, 1996 are $1.2 billion of debt obligations of the former Loral Corporation. Stockholders' equity grew to nearly $6.9 billion at December 31, 1996 from approximately $6.4 billion one year ago. Stockholders' equity activity for 1996 included a reduction of $750 million in connection with the exchange of the Corporation's common stock for its Materials shares.

        During 1996, in contemplation of the Loral Transaction, the Corporation arranged revolving credit facilities of $10 billion through a syndicate of commercial banks. The credit facilities consisted of a 364-day unsecured revolving credit facility in the amount of $5 billion (the Short-Term Credit Facility) and a 5-year unsecured revolving credit facility in the amount of $5 billion (the 5-Year Credit Facility). In connection with the establishment of these credit facilities, the Corporation and Loral each terminated their previously existing revolving credit facilities.

        Approximately $6.6 billion of commercial paper was issued and approximately $1 billion was borrowed under the 5-Year Credit Facility to finance the Loral Transaction on the closing date. As stated previously, the Corporation issued $5 billion in debt securities during the second quarter of 1996, the net proceeds from which were used to repay the $1 billion borrowed under the 5-Year Credit Facility and to reduce the amount of commercial paper outstanding. On July 26, 1996, the Corporation terminated the Short-Term Credit Facility. On December 20, 1996, the Corporation amended its 5-Year Credit Facility to reduce the amount from $5 billion to $3.5 billion (the Amended 5-Year Credit Facility). The Corporation also entered into a one-year credit facility in the amount of $1.5 billion (together, the Credit Facilities).

        No borrowings were outstanding under the Credit Facilities at December 31, 1996. However, the Amended 5-Year Credit Facility supports commercial paper borrowings of approximately $2.4 billion outstanding at December 31, 1996. Of this amount, $1.25 billion has been classified as long-term debt in the Corporation's consolidated balance sheet based on management's ability and intention to maintain this debt outstanding for at least one year. On January 2, 1997, the Corporation received $450 million in connection with the sale of its Armament Systems and Defense Systems business units to General Dynamics. The net proceeds were used to further reduce the amount of commercial paper outstanding.

        During the third quarter of 1996, the Corporation entered into interest rate swap agreements to fix the interest rates on $875 million of its commercial paper borrowings. These agreements will mature during 1997. The Corporation is exposed to the risk of nonperformance by the intermediaries to those agreements, though such nonperformance is not anticipated.

        The Corporation has entered into standby letter of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts. In connection with the Loral Transaction, the Corporation assumed the obligations of Loral as guarantor under the Revolving Credit Agreement of Globalstar, L.P., an affiliate of Loral SpaceCom, up to a maximum principal amount of $250 million, subject to the assumption by certain of the Globalstar partners of a portion of the Corporation's obligations as guarantor. At

Management's Dicussion and Analysis
of Financial Condition and Results of Operations

Continued


    December 31, 1996, the Corporation had contingent liabilities on outstanding letters of credit, guarantees and other arrangements aggregating approximately $1.5 billion.

        Cash on hand and temporarily invested, internally generated funds, and available financing resources as detailed above are expected to be sufficient to meet the anticipated operating, consolidation and debt service requirements, discretionary investment needs and capital expenditures of the Corporation. Consistent with the Corporation's desire to generate cash to reduce debt, management anticipates that, subject to prevailing financial, market and economic conditions, the Corporation may divest other non-core businesses or surplus properties. The pending transaction with Newco, which management estimates will generate cash in excess of $400 million, is expected to close during the first half of 1997.


    ---------------------------------------------------------------------------
    Environmental Matters

    As more fully described in Note 14 to the consolidated financial statements, the Corporation entered into a consent decree with the U.S. Environmental Protection Agency (EPA) relating to certain property in Burbank, California, which obligated the Corporation to design and construct facilities to monitor, extract and treat groundwater, and to operate and maintain such facilities for approximately eight years. A second consent decree is being finalized which will obligate the Corporation to fund the continued operation and maintenance of these facilities through the year 2018. The Corporation has also been operating under a cleanup and abatement order from the California Regional Water Quality Control Board affecting its Burbank facilities. This order requires site assessment and action to abate groundwater contamination by a combination of groundwater and soil cleanup and treatment. Anticipated future costs for these projects are estimated to approximate $200 million.

        The Corporation is performing an environmental investigation in Redlands, California under two administrative orders from the California Regional Water Quality Control Board (Santa Ana Region). These orders require assessment of the former Lockheed Propulsion Company (LPC) facilities in Redlands, as well as assessment of a plume of groundwater contamination in the vicinity of the former facilities. Investigation to date has failed to reveal any significant contamination at the former LPC site, and the Corporation contests that it is responsible for the groundwater plume which is not contiguous to the site. Nonetheless, the Corporation is complying with the orders and is working with local water purveyors to assure that public water supplies are maintained.

        The Corporation records appropriate financial statement accruals for environmental issues in the period in which liability is established and the amounts can be reasonably estimated. In addition to the matters with respect to the Burbank property described above, the Corporation has accrued approximately $340 million at December 31, 1996 for other matters in which an estimate of financial exposure could be determined. Management believes, however, that it is unlikely that any additional liability it may incur for known environmental issues would have a material adverse effect on its consolidated financial position or results of operations.

        The Corporation is a party to various proceedings and potential proceedings related to environmental clean-up issues, including matters at various sites where it has been designated a Potentially Responsible Party
    (PRP) by the EPA or by a state agency. In the event the Corporation is ultimately found to have liability at those sites where it has been designated a PRP, the Corporation anticipates that the actual burden for the costs of remediation will be shared with other liable PRPs. Generally, PRPs that are ultimately determined to be responsible parties are strictly liable for site clean-ups and usually agree among themselves to share, on an allocated basis, the costs and expenses for investigation and remediation of hazardous materials. Under existing environmental laws, however, responsible parties are jointly and severally liable and, therefore, the Corporation is potentially liable for the full cost of funding such remediation. In the

                                                     Lockheed Martin Corporation


    unlikely event that the Corporation were required to fund the entire cost of such remediation, the statutory framework provides that the Corporation may pursue rights of contribution from the other PRPs. Among the variables management must assess in evaluating costs associated with these sites are changing cost estimates, continually evolving governmental environmental standards and cost allowability issues. Therefore, the nature of these environmental matters makes it extremely difficult to estimate the timing and amount of any future costs that may be necessary for remedial matters. The Corporation is currently unable to predict the outcome of these matters, inasmuch as the actual costs of remedial actions have not been determined and the allocation of liabilities among parties that ultimately may be found liable remains uncertain.

        In 1994, the Corporation was awarded a $180 million fixed price contract by the DOE for the Phase II design, construction and limited test of remediation facilities, and the Phase III full remediation of waste found in Pit 9, located on the Idaho National Engineering and Environmental Laboratory reservation. The Corporation has incurred and continues to incur significant unanticipated costs and schedule impacts due to complex technical and contractual matters which threaten the viability of the overall Pit 9 program. The Corporation is currently working to identify and quantify the overall effects, including the financial impact, of these matters, and discussions with the DOE are continuing; however, no resolution of these technical and contractual matters has been achieved to date. Upon completion of the Corporation's investigation into the circumstances which gave rise to these schedule, technical and cost issues, the Corporation will provide the DOE an appropriate request for equitable adjustment. The total amount of such request for equitable adjustment has not yet been determined.

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


   /s/ Marcus C. Bennett                        /s/ Robert E. Rulon

   Marcus C. Bennett                            Robert E. Rulon

   Executive Vice President and                 Vice President and Controller
   Chief Financial Officer

                                                   Lockheed Martin Corporation


Report of Ernst & Young LLP,

Independent Auditors



   Board of Directors and Stockholders
   Lockheed Martin Corporation

        We have audited the accompanying consolidated balance sheet of Lockheed Martin Corporation as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lockheed Martin Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

        The Corporation changed its method of accounting for Employee Stock Ownership Plans effective January 1, 1994 as discussed in Note 1 to the consolidated financial statements.

                                        /s/ Ernst & Young LLP

   Washington, D.C.

   January 20, 1997, except for Note 3,
     as to which the date is February 3, 1997

Consolidated Statement                             Lockheed Martin Corporation
 of Earnings

                                                                     --------------------------------------
                                                                               Year Ended December 31,
   (In millions, except per share data)                                  1996            1995          1994
===========================================================================================================

   Net sales                                                          $26,875         $22,853       $22,906
   Costs and expenses:
     Cost of sales                                                     24,594          20,881        21,127
     Merger related and consolidation expenses                             --             690            --
-----------------------------------------------------------------------------------------------------------
   Earnings from operations                                             2,281           1,282         1,779
   Other income and expenses, net                                         452              95           200
-----------------------------------------------------------------------------------------------------------
                                                                        2,733           1,377         1,979
   Interest expense                                                       700             288           304
-----------------------------------------------------------------------------------------------------------
   Earnings before income taxes and cumulative effect
     of change in accounting                                            2,033           1,089         1,675
   Income tax expense                                                     686             407           620
-----------------------------------------------------------------------------------------------------------
   Earnings before cumulative effect
     of change in accounting                                            1,347             682         1,055
   Cumulative effect of change in accounting                               --              --           (37)
-----------------------------------------------------------------------------------------------------------
   Net earnings                                                       $ 1,347          $  682       $ 1,018
===========================================================================================================
   Earnings per common share:
     Assuming no dilution:
       Before cumulative effect of change in accounting               $  6.80          $ 3.28       $  5.32
       Cumulative effect of change in accounting                           --              --          (.20)
-----------------------------------------------------------------------------------------------------------
                                                                      $  6.80          $ 3.28       $  5.12
===========================================================================================================
     Assuming full dilution:
       Before cumulative effect of change in accounting               $  6.04          $ 3.05       $  4.83
       Cumulative effect of change in accounting                           --              --          (.17)
-----------------------------------------------------------------------------------------------------------
                                                                      $  6.04          $ 3.05       $  4.66
===========================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                                                     Lockheed Martin Corporation


Consolidated Statement

of Cash Flows


                                                                       ---------------------------------------------------------
                                                                                         Year Ended December 31,
(In millions)                                                                1996                    1995                   1994
================================================================================================================================
Operating Activities

Earnings before cumulative effect of change in accounting                $  1,347                  $  682                 $1,055
Adjustments to reconcile earnings to net cash
  provided by operating activities:
    Merger related and consolidation -- expenses                               --                     690                     --
                                     -- payments                             (244)                   (208)                    --
    Depreciation and amortization                                             732                     605                    638
    Amortization of intangible assets                                         465                     296                    279
    Deferred federal income taxes                                            (251)                   (116)                    73
    Materials transactions                                                   (365)                     --                   (118)
    Changes in operating assets and liabilities:
      Receivables                                                            (328)                   (394)                  (169)
      Inventories                                                            (125)                    430                   (221)
      Customer advances and amounts in excess
        of costs incurred                                                     544                    (294)                    20
      Other                                                                  (139)                   (399)                   (64)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                             1,636                   1,292                  1,493
--------------------------------------------------------------------------------------------------------------------------------

Investing Activities

Additions to properties, net of purchased operations                         (737)                   (500)                  (509)
Loral transaction                                                          (7,344)                     --                     --
Other acquisition, investment and divestiture activities                      (35)                   (294)                  (125)
Net proceeds -- Materials public offering                                      --                      --                    189
Other                                                                          87                      95                    (57)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash used for investing activities                               (8,029)                   (699)                  (502)
--------------------------------------------------------------------------------------------------------------------------------

Financing Activities

Increases (decreases) in short-term borrowings, net                         1,110                     (14)                    (7)
Increases in long-term debt                                                 7,000                     125                     43
Repayments and extinguishments of long-term debt                           (2,105)                   (287)                  (512)
Issuances of common stock                                                      97                      61                     32
Purchases of common stock                                                      --                    (150)                    --
Dividends on common stock                                                    (302)                   (254)                  (214)
Dividends on preferred stock                                                  (60)                    (60)                   (60)
--------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used for) financing activities                  5,740                    (579)                  (718)
--------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                         (653)                     14                    273
Cash and cash equivalents at beginning of year                                653                     639                    366
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $    --                  $  653                 $  639
================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                                                     LOCKHEED MARTIN CORPORATION

Consolidated Balance Sheet


                                                                                               -----------------------------------
                                                                                                            December 31,
(In millions)                                                                                     1996                        1995
----------------------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents                                                                    $    --                     $   653
  Receivables                                                                                    4,999                       3,876
  Inventories                                                                                    3,053                       2,835
  Deferred income taxes                                                                          1,088                         580
  Other current assets                                                                             800                         264
----------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                         9,940                       8,208

Property, plant and equipment                                                                    3,721                       3,134
Intangible assets related to contracts and programs acquired                                     1,767                       1,553
Cost in excess of net assets acquired                                                           10,394                       2,794
Other assets                                                                                     3,435                       1,869
----------------------------------------------------------------------------------------------------------------------------------
                                                                                               $29,257                     $17,558
----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                                                             $ 1,294                     $   787
  Customer advances and amounts in excess of costs incurred                                      2,600                       1,570
  Salaries, benefits and payroll taxes                                                             991                         567
  Income taxes                                                                                     925                         292
  Short-term borrowings                                                                          1,110                          --
  Current maturities of long-term debt                                                             180                         722
  Other current liabilities                                                                      1,604                       1,246
----------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                    8,704                       5,184

Long-term debt                                                                                  10,188                       3,010
Post-retirement benefit liabilities                                                              2,077                       1,795
Other liabilities                                                                                1,432                       1,136

Stockholders' equity:
  Series A preferred stock, $50 liquidation preference per share                                 1,000                       1,000
  Common stock, $1 par value per share                                                             193                         199
  Additional paid-in capital                                                                        92                         683
  Retained earnings                                                                              5,823                       4,838
  Unearned ESOP shares                                                                            (252)                       (287)
----------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                   6,856                       6,433
----------------------------------------------------------------------------------------------------------------------------------
                                                                                               $29,257                     $17,558
----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                                     Lockheed Martin Corporation

Consolidated Statement of

Stockholders' Equity

                                                                   Additional              Unearned       Guarantee          Total
                                           Preferred     Common       Paid-in   Retained       ESOP         of ESOP   Stockholders'
(In millions)                                  Stock      Stock       Capital   Earnings     Shares     Obligations         Equity
==================================================================================================================================
Balance at December 31, 1993               $   1,000      $ 198      $  689     $  3,721    $    --           $(407)      $  5,201

Earnings before cumulative effect
   of change in accounting                        --         --          --        1,055         --              --          1,055
Cumulative effect of change in
   accounting                                     --         --          --          (37)      (350)            407             20
Dividends declared on preferred
   stock ($3.00 per share)                        --         --          --          (60)        --              --            (60)
Dividends declared on common
   stock ($1.14 per share)                        --         --          --         (214)        --              --           (214)
Stock awards and options, and
   ESOP activity                                  --          1          45            5         33              --             84
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                   1,000        199         734        4,470       (317)             --          6,086

Net earnings                                      --         --          --          682         --              --            682
Dividends declared on preferred
   stock ($3.00 per share)                        --         --          --          (60)        --              --            (60)
Dividends declared on common
   stock ($1.34 per share)                        --         --          --         (254)        --              --           (254)
Repurchases of common stock                       --         (2)       (148)          --         --              --           (150)
Stock awards and options, and
   ESOP activity                                  --          2          97           --         30              --            129
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                   1,000        199         683        4,838        (287)            --          6,433

Net earnings                                      --         --          --        1,347          --             --          1,347
Dividends declared on preferred
   stock ($3.00 per share)                        --         --          --          (60)         --             --            (60)
Dividends declared on common
   stock ($1.60 per share)                        --         --          --         (302)         --             --           (302)
Stock awards and options, and
   ESOP activity                                  --          2         151           --          35             --            188
Stock exchanged for
   Materials shares                               --         (8)       (742)          --          --             --           (750)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                  $1,000       $193        $ 92       $5,823       $(252)         $  --         $6,856
==================================================================================================================================


See accompanying Notes to Consolidated Financial Statements.                  69

Notes to Consolidated Financial Statements
December 31, 1996




   =============================================================================
   Note 1 -- Summary of Significant
   Accounting Policies

[ ]Organization -- Lockheed Martin Corporation (Lockheed Martin or the
   Corporation) is engaged in the design, manufacture, integration and operation of a broad array of products and services ranging from aircraft, spacecraft and launch vehicles to energy management, missiles, electronics, and information systems. The Corporation serves customers in both domestic and international defense and civilian markets, with its principal customers being agencies of the U.S. Government.

[ ]Basis of consolidation and use of estimates -- The consolidated financial statements include the accounts of wholly-owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular estimates of anticipated contract costs and revenues utilized in the earnings recognition process, that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

[ ]Classifications -- Receivables and inventories are primarily attributable to long-term contracts or programs in progress for which the related operating cycles are longer than one year. In accordance with industry practice, these items are included in current assets.

        Certain amounts for the prior years have been reclassified to conform with the 1996 presentation.

[ ]Cash and cash equivalents -- Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment. Cash equivalents are generally comprised of highly liquid instruments with maturities of three months or less when purchased. Due to the short maturity of these instruments, carrying value on the Corporation's consolidated balance sheet approximates fair value.

[ ]Inventories -- Inventories are stated at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production, allocable operating overhead, and, where appropriate, research and development and general and administrative expenses, less amounts attributed to cost of sales. Pursuant to contract provisions, agencies of the U.S. Government and other customers have title to, or a security interest in, certain inventories as a result of progress payments and advances. General and administrative expenses related to commercial products and services provided essentially under commercial terms and conditions are expensed as incurred. Costs of other product and supply inventories are principally determined by the first-in, first-out or average cost methods.

[ ]Property, plant and equipment -- Property, plant and equipment are carried principally at cost. Depreciation is provided on plant and equipment generally using accelerated methods of depreciation during the first half of the estimated useful lives of the assets; thereafter, straight-line depreciation generally is used. Estimated useful lives generally range from 8 years to 40 years for buildings and 2 years to 20 years for machinery and equipment.

[ ]Intangible assets -- Intangible assets related to contracts and programs acquired are amortized over the estimated periods of benefit (15 years or less) and are displayed on the consolidated balance sheet net of accumulated amortization of $505 million and $400 million at December 31, 1996 and 1995, respectively. Cost in excess of net assets acquired (goodwill) is amortized ratably over appropriate periods, primarily 40 years, and is displayed on the consolidated balance sheet net of accumulated amortization of $617 million and $438 million at December 31, 1996 and 1995, respectively. The carrying values of intangible assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value, and any impairment determined is recorded in the current period.

[ ]Environmental matters -- The Corporation records a liability for environmental matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. A substantial portion of these costs are expected to be reflected in sales and cost of sales pursuant to U.S. Government agreement or regulation. At the time a liability is recorded for future environmental costs, an asset is recorded for estimated future recovery considered probable through the pricing of products and services to agencies of the U.S. Government. The portion of those costs expected to be allocated to commercial business is reflected in costs and expenses at the time the liability is established.

[ ]Sales and earnings -- Sales and anticipated profits under long-term fixed-price production contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract profits are taken into earnings in proportion to recorded sales. Sales under certain long-term fixed-price contracts which, among other things, provide for the delivery of minimal quantities or require a significant amount of development effort in relation to total contract value, are recorded using the percentage of completion cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion.

        Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs. Sales of products and services provided essentially under commercial terms and conditions are recorded upon shipment or completion of specified tasks.

        Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is

                                                     Lockheed Martin Corporation

   sufficient information to assess anticipated contract performance. Incentive provisions which increase or decrease earnings based solely on a single significant event are generally not recognized until the event occurs.

        When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

[ ]Research and development and similar costs -- Corporation-sponsored research and development costs primarily include research and development and bid and proposal effort related to government products and services. Except for certain arrangements described below, these costs are generally included as part of the general and administrative costs that are allocated among all contracts and programs in progress under U.S. Government contractual arrangements. Corporation-sponsored product development costs not otherwise allocable are charged to expense when incurred. Under certain arrangements in which a customer shares in product development costs, the Corporation's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

[ ]Derivative financial instruments -- The Corporation uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. The Corporation designates its interest rate swap agreements as hedges of specific debt instruments and recognizes the interest differentials as adjustments to interest expense over the terms of the related debt obligations. Forward exchange contracts are also designated as qualifying hedges of firm commitments or specific anticipated transactions. Gains and losses on these contracts are recognized in income when the hedged transactions occur. At December 31, 1996, the amounts of forward exchange contracts outstanding, as well as the amounts of gains and losses recorded during the year, were not material. The Corporation does not hold or issue financial instruments for trading purposes.

[ ]Earnings per common share -- Earnings per common share were based on the weighted average number of common shares outstanding during the year. Earnings per common share, assuming no dilution, were computed based on net earnings less the dividend requirement for preferred stock. The weighted average number of common shares outstanding, assuming no dilution, was approximately 189.1 million in 1996, 189.3 million in 1995 and 187.0 million in 1994.

        Earnings per common share, assuming full dilution, were computed assuming that the average number of common shares was increased by the conversion of preferred stock. The weighted average number of common shares outstanding, assuming full dilution, was approximately 223.0 million in 1996,
   223.2 million in 1995 and 218.3 million in 1994.

[ ]Accounting Changes -- Effective January 1, 1996, the Corporation adopted
   Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that certain long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Additionally, SFAS No. 121 requires that certain long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The impact of the adoption of this standard was not material to the Corporation's consolidated earnings or financial position.

        Also in 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to continue to measure compensation cost for stock-based employee compensation plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Corporation has elected to continue its APB Opinion No. 25 accounting treatment for stock-based compensation, and has adopted the provisions of SFAS No. 123 requiring disclosure of the pro forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

        The Corporation elected to adopt, effective January 1, 1994, the American Institute of Certified Public Accountants Statement of Position
   (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans," to account for its Employee Stock Ownership Plans (ESOPs). SOP No. 93-6 requires that unallocated common shares held by an ESOP trust be considered outstanding for voting and other Corporate purposes, but excluded from weighted average outstanding shares in calculating earnings per share. Adoption of this accounting method resulted in a cumulative effect adjustment which reduced net earnings for 1994 by $37 million, or $.17 per common share assuming full dilution. For 1996, 1995 and 1994, the weighted average unallocated ESOP shares excluded in calculating earnings per share totalled approximately 9.1 million, 10.3 million and 11.5 million common shares, respectively.

------------------------------------------------------------------------------
   Note 2 -- Business Combination
   with Loral Corporation

   On January 7, 1996, the Corporation and its wholly-owned subsidiary, LAC Acquisition Corporation (LAC), entered into an Agreement and Plan of Merger (the Loral Merger Agreement) with Loral Corporation (Loral) pursuant to which LAC agreed to purchase all of the issued and outstanding shares of common stock of Loral (together with the associated preferred stock purchase rights) for an aggregate consideration of $38 per share in cash (the Tender Offer). The Tender Offer was made as part of a series of transactions that resulted in (i) the distribution to stockholders of Loral immediately prior to the consummation of the Tender Offer of

Notes to Consolidated Financial Statements

Continued

   shares of capital stock in Loral Space & Communications, Ltd. (Loral SpaceCom), a newly-formed company, which now owns and manages substantially all of Loral's former space and satellite telecommunications interests, and
   (ii) the acquisition by the Corporation of Loral's defense electronics and systems integration businesses (collectively, the Loral Transaction).

        In accordance with the terms of the Tender Offer and the Loral Merger Agreement, on April 23, 1996, LAC purchased approximately 94.5 percent of the outstanding shares of common stock of Loral. Subsequent to the consummation of the Tender Offer, on April 29, 1996, LAC merged with and into Loral and each remaining share of common stock of Loral not owned by LAC was converted into the right to receive $38. Each outstanding share of common stock of LAC was converted into shares of common stock of Loral, and Loral changed its name to Lockheed Martin Tactical Systems, Inc. (Tactical Systems). As a result of these transactions, Tactical Systems became a wholly-owned subsidiary of the Corporation. The operations of Tactical Systems have been included in the results of operations of the Corporation from April 1, 1996.

        In connection with the above transactions, the Corporation acquired shares of preferred stock of Loral SpaceCom that were convertible into 20 percent of Loral SpaceCom's common stock on a fully diluted basis at the acquisition date. The Corporation's ownership of the preferred stock of Loral SpaceCom is subject to certain limitations and restrictions set forth in the terms and conditions of the preferred stock and in agreements between the Corporation and Loral SpaceCom.

        The total purchase price paid with respect to the above transactions, including acquisition costs, was approximately $7.6 billion. The Loral Transaction has been accounted for using the purchase method of accounting. Purchase accounting adjustments have been recorded to allocate the purchase price to assets acquired and liabilities assumed based on fair values at the date of acquisition. A summary of assets acquired and liabilities assumed follows:


   (In millions)
   =============================================================================
   Working capital, excluding cash acquired                             $  (805)
   Property, plant and equipment                                          1,073
   Intangible assets related to contracts and
     programs acquired                                                      440
   Cost in excess of net assets acquired                                  8,045
   Other assets                                                           1,110
   Long-term debt                                                        (1,857)
   Post-retirement benefit liabilities                                     (464)
   Other liabilities                                                       (198)
   -----------------------------------------------------------------------------
     Net investment                                                       7,344
     Cash acquired                                                          277
   -----------------------------------------------------------------------------
       Total cost of acquisition                                        $ 7,621
   =============================================================================

        The following unaudited pro forma combined earnings data presents the results of operations of the Corporation and Tactical Systems for the years ended December 31, 1996 and 1995, as if the Loral Transaction had been consummated as of the beginning of the periods presented. This pro forma combined earnings data does not purport to be indicative of results of operations that would have resulted if the Loral Transaction had occurred on the applicable dates indicated above. Moreover, this data is not intended to be indicative of future results of operations.


   (In millions, except per share data)                           1996      1995
   =============================================================================
   Pro forma net sales                                         $28,235   $28,859
   Pro forma net earnings                                        1,356       572
   Pro forma earnings per common share:
     Assuming no dilution                                         6.85      2.71
     Assuming full dilution                                       6.08      2.56
   =============================================================================

        The funds for the consummation of the Loral Transaction were provided through the issuance of commercial paper by the Corporation and through borrowings under revolving credit facilities with a syndicate of commercial banks. These credit facilities consisted of a 364-day unsecured revolving credit facility in the amount of $5 billion (the Short-Term Credit Facility) and a 5-year unsecured revolving credit facility in the amount of $5 billion (the 5-Year Credit Facility). In connection with the establishment of these credit facilities, the Corporation and Loral each terminated their previously existing revolving credit facilities. Approximately $6.6 billion of commercial paper was issued and approximately $1 billion was borrowed under the 5-Year Credit Facility to finance the Loral Transaction on the closing date. During the second quarter of 1996, the Corporation issued $5 billion of debt securities. The net proceeds from the sale of the debt securities were used to repay the $1 billion borrowed under the 5-Year Credit Facility and to reduce the amount of commercial paper outstanding. On July 26, 1996, the Corporation terminated the Short-Term Credit Facility. The Corporation amended its 5-Year Credit Facility on December 20, 1996. (See Note 8.)

   -----------------------------------------------------------------------------
   Note 3 -- Repositioning of Non-Core Businesses and New Organizational
   Structure

   On January 31, 1997, the Corporation entered into a memorandum of understanding under which certain of its non-core business units will be repositioned as a new independent company. These business units, which are primarily composed of high-technology, product-oriented companies, contributed approximately 2% of the Corporation's 1996 consolidated net sales. The Corporation will retain a 34.9% interest in the new company.

        The proposed transaction is subject to the parties entering into a mutually acceptable definitive purchase agreement, regulatory approvals, and other customary conditions, and is expected to close during the first half of 1997.

                                                     Lockheed Martin Corporation


        On February 3, 1997, concurrent with the announcement of this transaction, the Corporation announced a new organizational structure which reassigned management responsibility for certain business units. As a result, the Corporation's operations are now divided into five business segments. The operations of Tactical Systems have been reflected, for 1996 segment reporting purposes, in the Electronics, Information & Services, and Energy, Materials and Other segments. The segment data displayed in Note 15 has been presented in accordance with the new structure, and prior year data has been reclassified to conform to the new presentation.

   -----------------------------------------------------------------------------
   Note 4 -- Restructuring and Other Charges

   During the fourth quarter of 1996, the Corporation recorded nonrecurring pretax charges, net of state income tax benefits, of $307 million, which decreased net earnings by $209 million, or $.94 per common share assuming full dilution. Approximately one-half of the charges reflected the financial impacts of a conservative strategy on the part of the Corporation toward its environmental remediation business with regard to current business conditions, existing contractual issues on a Department of Energy (DOE) program, and the pursuit of other environmental opportunities. The remaining charges resulted from a number of other corporate actions to improve efficiencies, increase competitiveness and focus on core businesses.

        During the first quarter of 1995, the Corporation recorded a pretax charge of $165 million for merger related expenses in connection with the formation of Lockheed Martin. During the second quarter of 1995, the Corporation recorded a pretax charge of $525 million in conjunction with a corporate-wide consolidation plan under which the Corporation would close certain facilities and laboratories and eliminate duplicative field offices in the U.S. and abroad, eliminating up to approximately 12,000 positions. The charge represented the portion of the accrued costs and net realizable value adjustments that were not probable of recovery. The after-tax effect of these charges was $436 million, or $1.96 per common share assuming full dilution. As of December 31, 1996, cumulative merger related and consolidation payments were approximately $452 million, which primarily relate to the formation of the Corporation, the elimination of positions and the closure of foreign and domestic offices and facilities.

        During 1996, the Corporation incurred costs anticipated in the 1995 consolidation plan which had not met the requirements for accrual earlier. These costs include relocation of personnel and programs, retraining, process re-engineering and certain capital expenditures, among others. Management estimates that, consistent with the original 1995 consolidation plan, $750 million of such costs will be incurred in the future, and currently anticipates that the remaining consolidation actions will be substantially completed by the end of 1998.

        Under existing U.S. Government regulations, certain costs incurred for consolidation actions that can be demonstrated to result in savings in excess of the cost to implement can be deferred and amortized for government contracting purposes and included as allowable costs in future pricing of the Corporation's products and services. Included in other assets at December 31, 1996 is approximately $250 million of deferred costs that will be reflected in future sales and cost of sales.

   -----------------------------------------------------------------------------
   Note 5 -- Receivables

   Receivables consisted of the following components:


   (In millions)                                              1996          1995
   =============================================================================
   U.S. Government:
      Amounts billed                                        $1,012        $  925
      Unbilled costs and accrued profits                     2,317         1,622
   Commercial and foreign governments:
      Amounts billed                                           875           654
      Unbilled costs and accrued profits,
        primarily related to commercial contracts              795           675
   -----------------------------------------------------------------------------
                                                            $4,999        $3,876
   =============================================================================

        Unbilled costs and accrued profits consisted primarily of revenues on long-term contracts that had been recognized for accounting purposes but not yet billed to customers. Approximately $360 million of the December 31, 1996 unbilled costs and accrued profits are not expected to be billed within one year.

   -----------------------------------------------------------------------------
   Note 6 -- Inventories

   Inventories consisted of the following components:


   (In millions)                                               1996         1995
   =============================================================================
   Work in process, primarily related to
     long-term contracts and programs
     in progress                                             $4,456      $3,752
   Less customer advances and
     progress payments                                       (2,446)     (1,772)
   -----------------------------------------------------------------------------
                                                              2,010       1,980
   Other inventories                                          1,043         855
   -----------------------------------------------------------------------------
                                                             $3,053      $2,835
   =============================================================================

        Inventories at December 31, 1996 included unamortized deferred costs of approximately $360 million which are anticipated to be recovered through future contracts. Customer advances and progress payments applied above were those where the customer has title to, or a security interest in, inventories identified with the related contracts. Other customer advances were classified as current liabilities. Also included in 1996 inventories above were approximately $370 million of costs which are not expected to be recovered within one year.

Notes to Consolidated Financial Statements

Continued

        An analysis of general and administrative costs, including research and development costs, included in work in process inventories follows:


   (In millions)                                      1996       1995      1994
   =============================================================================
   Beginning of year                               $   431    $   480   $   499
   Incurred during the year                          2,154      1,704     1,761
   Charged to costs and
     expenses during the year:
     Research and development                         (784)      (548)     (659)
     Other general and administrative               (1,341)    (1,205)   (1,121)
   -----------------------------------------------------------------------------
   End of year                                     $   460    $   431   $   480
   =============================================================================

        In addition, included in costs and expenses in 1996, 1995 and 1994 were general and administrative costs, including research and development costs, of approximately $574 million, $320 million and $223 million, respectively, incurred by commercial business units or programs.

   -----------------------------------------------------------------------------
   Note 7 -- Property, Plant and Equipment

   Property, plant and equipment consisted of the following components:


   (In millions)                                                 1996      1995
   =============================================================================
   Land                                                        $  248    $  362
   Buildings                                                    2,876     2,463
   Machinery and equipment                                      5,328     5,329
   -----------------------------------------------------------------------------
                                                                8,452     8,154
   Less accumulated depreciation
     and amortization                                          (4,731)   (5,020)
   -----------------------------------------------------------------------------
                                                               $3,721    $3,134
   =============================================================================


   -----------------------------------------------------------------------------
   Note 8 -- Debt

   Long-term debt consisted of the following components:


   Type                                     Range of
   (Maturity Dates)                         Interest
   (In millions)                              Rates            1996        1995
   =============================================================================
   Notes Payable (1997-2022)                5.7-9.4%        $ 5,547      $2,172
   Debentures (2003-2036)                   7.0-9.1%          3,156         828
   Commercial Paper                         5.6-7.3%          1,250          --
   ESOP obligations
     (1997-2004)                            8.3-8.4%            324         355
   Payment obligations
     assumed from
     General Electric                         5.0%               --         303
   Other obligations                        6.0-11.4%            91          74
   -----------------------------------------------------------------------------
                                                             10,368       3,732
   Less current maturities                                     (180)       (722)
   -----------------------------------------------------------------------------
                                                            $10,188      $3,010
   =============================================================================

        During the second quarter of 1996, the Corporation issued $5 billion of long-term fixed rate debt securities, the entire amount registered under the Corporation's shelf registration statement which became effective on May 10, 1996. These Notes and Debentures range in maturity from two years to 40 years, with interest rates ranging from between 6.55% and 7.75%. The registered holders of $300 million of 40 year Debentures may elect, between March 1 and April 1, 2008, to have each of their Debentures repaid by the Corporation on May 1, 2008. The debt securities are guaranteed by Tactical Systems (see Note 17).

        In February 1996, the Corporation entered into interest rate hedging agreements to offset a portion of its exposure to rising interest rates related to the anticipated long-term financings. These agreements were closed in the second quarter of 1996 in connection with the Corporation's issuance of its long-term debt securities. The Corporation realized a gain of approximately $150 million on the closing of these agreements, which has been deferred and is being amortized and recognized as an adjustment to interest expense over the terms of the related debt obligations.

        At the effective date of the Loral Transaction, the Corporation assumed approximately $1.9 billion of debt obligations of the former Loral Corporation.

        Included in Debentures are $103 million of 7% obligations ($175 million at face value) which were originally sold at approximately 54% of their principal amount. These debentures, which are redeemable in whole or in part at the Corporation's option at 100% of their face value, have an effective yield of 13.25%.

        A leveraged ESOP incorporated into the savings plan for heritage Lockheed Corporation (Lockheed) employees borrowed $500 million through a private placement of notes in 1989 (see Note 12). These notes are being repaid in quarterly installments over terms ending in 2004. The ESOP note agreement stipulates

                                                     Lockheed Martin Corporation


   that, in the event that the ratings assigned to the Corporation's long-term senior unsecured debt are below investment grade, holders of the notes may require the Corporation to purchase the notes and pay accrued interest. These notes are obligations of the ESOP but are guaranteed by the Corporation and included as debt on the Corporation's consolidated balance sheet.

        On December 20, 1996, the Corporation amended its 5-Year Credit Facility to reduce its amount from $5 billion to $3.5 billion (the Amended 5-Year Credit Facility). The Corporation also entered into a one year credit facility in the amount of $1.5 billion (collectively, the Credit Facilities). Borrowings under the Credit Facilities would be unsecured and bear interest, at the Corporation's option, at rates based on the Eurodollar rate or a bank Base Rate (as defined). Each bank's obligation to make loans under the Credit Facilities is subject to, among other things, compliance by the Corporation with various representations, warranties, covenants and agreements, including, but not limited to, covenants limiting the ability of the Corporation and certain of its subsidiaries to encumber their assets and a covenant not to exceed a maximum leverage ratio.

        No borrowings were outstanding under the Credit Facilities at December 31, 1996. However, the Amended 5-Year Credit Facility supports commercial paper borrowings of approximately $2.4 billion outstanding at December 31, 1996, of which approximately $1.25 billion has been classified as long-term debt in the Corporation's consolidated balance sheet based on management's ability and intention to maintain this debt outstanding for at least one year. During the third quarter of 1996, the Corporation entered into interest rate swap agreements to fix the interest rates on $875 million of its commercial paper borrowings. These agreements will mature during 1997. The effects of these interest rate swap agreements are recorded periodically as an adjustment to interest expense related to commercial paper borrowings. The Corporation is exposed to the risk of nonperformance by the intermediaries to these agreements, though such nonperformance is not anticipated.

        Excluding commercial paper classified as long term, the Corporation's long-term debt maturities for the five years following December 31, 1996, are: $180 million in 1997; $875 million in 1998; $850 million in 1999; $44 million in 2000; $799 million in 2001; and $6,370 million thereafter.

        Certain of the Corporation's other financing agreements contain restrictive covenants relating to debt, limitations on encumbrances, and sale and lease-back transactions, and provisions which relate to certain changes in control.

        SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized on the consolidated balance sheet, for which it is practicable to estimate fair value. Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Corporation's financial instruments approximates fair value. The estimated fair values of the Corporation's long-term debt instruments at December 31, 1996, aggregated approximately $10.7 billion, compared with a carrying amount of approximately $10.4 billion on the consolidated balance sheet. The fair values were estimated based on quoted market prices for those instruments publicly traded. For privately placed debt, the fair values were estimated based on the quoted market prices for similar issues, or on current rates offered to the Corporation for debt of the same remaining maturities.

        Interest payments were $655 million in 1996, $275 million in 1995 and $276 million in 1994.

-------------------------------------------------------------------------------
   Note 9 -- Income Taxes

   The provision for federal and foreign income taxes consisted of the following components:


   (In millions)                                        1996      1995      1994
   =============================================================================
   Federal income taxes:
     Current                                            $914      $510      $538
     Deferred                                           (251)     (116)       73
   -----------------------------------------------------------------------------
       Total federal income taxes                        663       394       611
   Foreign income taxes                                   23        13         9
   -----------------------------------------------------------------------------
       Total income taxes provided                      $686      $407      $620
   =============================================================================

        Net provisions for state income taxes are included in general and administrative expenses, which are primarily allocable to government contracts. Such state income taxes were $45 million for 1996, $86 million for 1995 and $50 million for 1994.

        The Corporation's effective income tax rate varied from the statutory federal income tax rate because of the following tax differences:


                                                        1996      1995      1994
   =============================================================================
   Statutory federal tax rate                          35.0%     35.0%     35.0%
   Increase (reduction) in tax rate from:
     Nondeductible amortization                         4.2       3.2       2.1
     Revisions to prior years'
       estimated liabilities                           (1.6)     (3.4)      (.9)
     Divestitures                                      (5.6)       --        --
     Other, net                                         1.8       2.6        .8
   -----------------------------------------------------------------------------
                                                       33.8%     37.4%     37.0%
   =============================================================================

Notes to Consolidated Financial Statements

Continued




        The primary components of the Corporation's federal deferred income tax assets and liabilities at December 31 were as follows:


   (In millions)                                                 1996       1995
   =============================================================================
   Deferred tax assets related to:
     Accumulated post-retirement
      benefit obligations                                        $ 700     $ 554
     Accrued compensation and benefits                             333       223
     Merger related and
      consolidation reserves                                       217       168
     Contract accounting methods                                   619       165
     Other                                                         180       137
   -----------------------------------------------------------------------------
                                                                 2,049     1,247
   Deferred tax liabilities related to:
     Intangible assets                                             486       365
     Prepaid pension asset                                         297        89
     Property, plant and equipment                                 178       213
   -----------------------------------------------------------------------------
                                                                   961       667
   -----------------------------------------------------------------------------
     Net deferred tax assets                                    $1,088     $ 580
   =============================================================================

        Federal and foreign income tax payments, net of refunds received, were $1.1 billion in 1996, $223 million in 1995 and $502 million in 1994.

   -----------------------------------------------------------------------------
   Note 10 -- Other Income and Expenses

   Other income and expenses, net, consisted of the following components:


   (In millions)                                      1996      1995       1994
   =============================================================================
   Royalty income                                     $ 47       $64       $ 59
   Interest income                                      60        33         34
   Materials transactions                              365        --        118
   Acquisition termination fee                          --        --         50
   Other                                               (20)       (2)       (61)
   -----------------------------------------------------------------------------
                                                      $452       $95       $200
   =============================================================================

        During the third quarter of 1996, the Corporation announced its intention to distribute via an exchange offer its remaining 81 percent interest in Martin Marietta Materials, Inc. (Materials) to its stockholders (the Exchange Offer). Under the terms of the Exchange Offer, the Corporation's stockholders were given the opportunity to exchange each Lockheed Martin common share held for 4.72 common shares of Materials on a tax-free basis. The Exchange Offer expired by its terms on October 18, 1996 and was oversubscribed. On October 23, 1996, approximately 7.9 million shares of the Corporation's common stock were exchanged for the 37.35 million shares of Materials common stock held by the Corporation. Upon the closing of this transaction, the Corporation had no remaining ownership interest in Materials and had reduced its common shares outstanding by approximately 4 percent. This fourth quarter, 1996 exchange was accounted for at fair value, resulting in the reduction of the Corporation's stockholders' equity by $750 million and the recognition of a pretax gain of $365 million.

        In November, 1996, the Corporation announced the proposed divestiture of two of its business units, Defense Systems and Armament Systems. This transaction, which concluded with the Corporation's receipt of $450 million in cash on January 2, 1997, had no pretax effect on the results of operations for 1996. At December 31, 1996, $450 million, representing the net assets of the two business units, is included in other current assets.

        On a combined basis, the Materials exchange and divestiture noted above increased net earnings by $351 million, or $1.58 per common share assuming full dilution.

        In February 1994, Materials sold through an initial public offering
   (IPO) approximately 8.8 million shares, or 19% of its common stock. A portion of the proceeds from the offering was used to defease in substance certain long-term debt. The Corporation recognized a pretax gain, net of a loss on debt defeasance, of $118 million from the Materials IPO. The net after-tax gain from these transactions was $70 million, or $.32 per common share assuming full dilution.

        During March 1994, the Corporation entered into an Agreement and Plan of Merger with Grumman Corporation (Grumman) which was subsequently terminated by Grumman. In April 1994, the Corporation received $50 million plus reimbursement of expenses pursuant to the termination provisions of the Agreement and Plan of Merger. The Corporation recorded an after-tax gain of $30 million, or $.14 per common share assuming full dilution.

   -----------------------------------------------------------------------------
   Note 11 -- Stockholders' Equity and Related Items

[ ]Capital structure -- The authorized capital of the Corporation is composed of 750 million shares of common stock (192.7 million shares issued), 50 million shares of series preferred stock (no shares issued), and 20 million shares of Series A preferred stock (20 million shares issued). Approximately 70 million common shares have been reserved for issuance under benefit and incentive plans.

        The Series A preferred stock has a par value of $1 per share (liquidation preference of $50 per share). The Corporation issued all of the authorized and outstanding shares of Series A preferred stock to General Electric Company (GE) in 1993 in connection with the acquisition of the GE Aerospace businesses. Dividends are cumulative and paid at an annual rate of $3.00 per share, or 6%. The shares held by GE are currently convertible into approximately 13% of the shares of the Corporation's common stock after giving effect to such conversion, have an aggregate liquidation preference of $1 billion, and are nonvoting except in special circumstances.

                                                     Lockheed Martin Corporation

   Accordingly, 29 million common shares have been reserved for this potential conversion. In April 1998 and thereafter, the Corporation will be entitled to redeem, at its option, any or all shares of the Series A preferred stock for either cash or common stock. The Series A preferred stock is held under a Standstill Agreement which, among other things, imposes certain limitations on either the increase or disposal of GE's interest in voting securities of the Corporation, on GE's solicitation of proxies and stockholder proposals, on GE's voting of its shares and on GE's ability to place or remove members of the Corporation's Board of Directors. In addition, the Standstill Agreement requires the Corporation to recommend to its stockholders the election of two persons designated by GE to serve as directors of the Corporation.

        During the second quarter of 1996, the Corporation's Board of Directors terminated the systematic common stock repurchase plan which had been established in 1995 to counter the future dilutive effect of common stock issued by the Corporation under its 1995 Omnibus Performance Award Plan. A separate program authorized in 1995 for the repurchase of up to nine million common shares to counter the dilutive effect of common stock issued under the Corporation's other benefit and compensation programs and for other purposes related to such plans remains in effect. Approximately 2.3 million common shares were repurchased by the Corporation in 1995 under these programs; no shares were repurchased in 1996.

[ ]Stock option and award plans -- On March 15, 1995, the stockholders approved the Lockheed Martin 1995 Omnibus Performance Award Plan (Omnibus Plan). Under the Omnibus Plan, employees of the Corporation may be granted stock-based incentive awards, including options to purchase common stock, stock appreciation rights, restricted stock or other stock-based incentive awards. Employees may also be granted cash-based incentive awards, such as performance units. These awards may be granted either individually or in combination with other awards. The Omnibus Plan requires that options to purchase common stock have an exercise price of not less than 100% of the market value of the underlying stock on the date of grant. The number of shares of Lockheed Martin common stock currently authorized to be issued in respect of awards under the Omnibus Plan is 12 million shares. The Omnibus Plan does not impose any minimum vesting periods on options or other awards. The maximum term of an option or any other award is ten years. The Omnibus Plan allows the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation.

        Prior to the merger of Lockheed and Martin Marietta Corporation (Martin Marietta) in 1995 (the Business Combination), Lockheed and Martin Marietta had also utilized share-based and cash-based incentive award plans. The Agreement and Plan of Reorganization relating to the Business Combination provided for each outstanding stock option, stock appreciation right and other stock-based incentive award to be converted into a similar instrument of Lockheed Martin upon consummation of the Business Combination. Effective with the adoption of the Omnibus Plan, no further grants of share-based or cash-based incentive awards have been or will be made under any of Lockheed's or Martin Marietta's prior plans. Accordingly, shares available for grant under these prior plans were removed from registration in 1995.

        The following table summarizes the stock option activity of the Corporation's plans during 1994, 1995 and 1996:

                                         Number of Shares
                                          (In thousands)
                                    -------------------------         Weighted
                                    Available       Options           Average
                                    for Grant     Outstanding     Exercise Price
   =============================================================================
   December 31, 1993                  3,784          8,469            $29.57
   Additions                          2,119             --                --
   Granted                           (2,403)         2,397            $42.65
   Exercised                             --         (1,463)           $27.10
   Terminated                           152           (159)           $38.04
   -------------------------------------------------------------
   December 31, 1994                  3,652          9,244            $33.21
   Additions                         12,000             --                --
   Granted                           (2,228)         2,228            $59.38
   Removed from registration         (3,674)            --                --
   Exercised                             --         (1,943)           $30.47
   Terminated                            81           (109)           $51.63
   -------------------------------------------------------------
   December 31, 1995                  9,831          9,420            $39.74
   Granted                           (2,649)         2,649            $75.04
   Exercised                             --         (2,241)           $32.65
   Terminated                           141           (170)           $63.32
   -------------------------------------------------------------
   December 31, 1996                  7,323          9,658            $50.65
   =============================================================================

        Approximately 5.2 million, 6.5 million and 5.7 million outstanding options were exercisable at December 31, 1994, 1995 and 1996, respectively.

    Information regarding options outstanding at December 31, 1996 follows (number of options in thousands):

                                                       Options Outstanding                           Options Exercisable
                                     ------------------------------------------------------     -----------------------------
                                                      Weighted           Weighted Average                         Weighted
   Range of                          Number of        Average         Remaining Contractual     Number of          Average
   Exercise Prices                    Options      Exercise Price              Life              Options       Exercise Price
   ==========================================================================================================================
   Less than $39.99                    3,408           $30.79                 5 years             3,408            $30.79
   $40.00 - $59.99                     3,676           $51.98                 8 years             2,241            $50.09
   Greater than $60.00                 2,574           $75.06                 9 years                 5            $75.79
                                       -----                                                      -----
   Total                               9,658           $50.65                 7 years             5,654            $38.48
   ==========================================================================================================================

Notes to Consolidated Financial Statements

Continued


        All stock-based incentive awards granted in 1996 and 1995 under the Omnibus Plan were stock options which have 10 year terms and vest over a two year service period. Exercise prices of options awarded in both years were equal to the market price of the stock on the date of grant. Pro forma information regarding net earnings and earnings per share as required by SFAS No. 123 has been determined as if the Corporation had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.58% and 6.64%; dividend yield of 1.70%; volatility factors related to the expected market price of the Corporation's common stock of .186 and .216; and weighted-average expected option life of five years. The weighted average fair values of options granted during 1996 and 1995 were $17.24 and $16.09, respectively.

        For purposes of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods. Therefore, the pro forma results for 1995 presented below include only 50% of the total pro forma expense for options awarded in that year. The Corporation's pro forma information follows:


           (In millions, except per share data)           1996      1995
           -------------------------------------------------------------
           Pro forma net earnings                       $1,322     $ 671
           Pro forma earnings per common share:
                 Assuming no dilution                     6.67      3.23
                 Assuming full dilution                   5.93      3.01
           -------------------------------------------------------------

--------------------------------------------------------------------------------
   Note 12 -- Post-Retirement Benefit Plans

   The Corporation maintains separate plans for post-retirement benefits for its employees based on their association with the former heritage companies of Lockheed and Martin Marietta, and with Tactical Systems.

   Defined Contribution Plans

   The Corporation maintains a number of defined contribution plans which cover substantially all employees, the most significant of which are the 401(k) plans for salaried employees (the Salaried Plans) and hourly employees (the Hourly Plans). Under the provisions of these 401(k) plans, employees' eligible contributions are matched by the Corporation at established rates. The Corporation's matching obligations were $202 million in 1996, $180 million in 1995, and $192 million in 1994. Matching obligations for 1996 include contributions related to employees of Tactical Systems since the date of acquisition.

        The Salaried Plan for heritage Lockheed employees includes an ESOP which purchased 17.4 million shares of the Corporation's common stock with the proceeds from a $500 million note issue which is guaranteed by the Corporation (see Note 8). A portion of the Corporation's match consisted of the Corporation's common stock (50% through June 30, 1995, and 100% thereafter), which was partially fulfilled with stock released from the ESOP at approximately 1.2 million shares per year based upon the debt repayment schedule through the year 2004, with the remainder being fulfilled through purchases of common stock from terminating participants or in the open market. Interest incurred on the ESOP debt totaled $29 million, $31 million and $33 million in 1996, 1995 and 1994, respectively. Dividends received by the ESOP with respect to unallocated shares held are used for debt service. The ESOP held approximately 21 million issued shares of the Corporation's common stock at December 31, 1996, of which approximately 12 million were allocated and 9 million were unallocated. The fair value of the unallocated ESOP shares at December 31, 1996 was approximately $800 million. Effective January 1, 1997, heritage Martin Marietta salaried employees became eligible to participate in this plan.

        The Hourly Plans for heritage Lockheed employees include non-leveraged ESOPs. The Corporation's match to these plans were made through cash contributions to the ESOP trusts which were used, in part, to purchase common stock from terminating participants and in the open market for allocation to participant accounts. These ESOP trusts held approximately 2 million issued and outstanding shares of common stock at December 31, 1996.

        Dividends paid to the salaried and hourly ESOP trusts on the allocated shares are paid annually by the ESOP trusts to the participants based upon the number of shares allocated to each participant.

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

        The net pension cost related to the Corporation's defined benefit plans included the following components:


   (In millions)                           1996          1995          1994
   ------------------------------------------------------------------------
   Service cost--benefits
     earned during the year              $  463       $   342       $   429
   Interest cost                          1,050           881           828
   Net amortization and
     other components                       889         1,534        (1,067)
   Actual return on assets               (2,243)       (2,571)           65
   ------------------------------------------------------------------------
     Net pension cost                    $  159       $   186       $   255
   ------------------------------------------------------------------------

                                                     Lockheed Martin Corporation

        The following table sets forth the defined benefit plans' funded status and amounts recognized in the Corporation's consolidated balance sheet:


(In millions)                                                 1996         1995
-------------------------------------------------------------------------------
Plan assets at fair value                                   $18,402     $13,813
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Vested                                                     $13,486     $10,684
 Non-vested                                                     236         115
-------------------------------------------------------------------------------
Accumulated benefit obligation                               13,722      10,799
Effect of projected future
  salary increases                                            1,694       1,589
-------------------------------------------------------------------------------
Projected benefit obligation (PBO)                           15,416      12,388
-------------------------------------------------------------------------------
Plan assets greater than PBO                                  2,986       1,425

Reconciling items:
 Unrecognized net asset existing at the date
  of initial application of SFAS No. 87                        (196)       (287)
 Unrecognized prior-service cost                                461         499
 Unrecognized gain                                           (2,484)     (1,381)
-------------------------------------------------------------------------------
    Prepaid pension asset                                   $   767     $   256
-------------------------------------------------------------------------------

        The increases in the fair value of plan assets, the PBO and the prepaid pension asset are primarily related to the inclusion of the defined benefit plans of Tactical Systems in 1996. The fair value of plan assets also increased due to favorable investment returns in 1996.

        At December 31, 1996, approximately 56 percent of the plan assets were equity securities with the remainder primarily being fixed income securities and cash equivalents. Actuarial determinations were based on various assumptions displayed in the following table. Net pension costs in 1996, 1995 and 1994 were based on assumptions in effect at the end of the respective preceding year. Benefit obligations as of each year-end were based on assumptions in effect as of those dates.

                                     1996      1995        1994
   ------------------------------------------------------------
   Assumptions:
     Discount rates                   7.8%      7.5%    8.2-8.5%
     Rates of increase in future
       compensation levels            6.0       6.0     5.5-6.0
     Expected long-term
       rate of return on assets       9.0       8.8     8.0-8.8
   ------------------------------------------------------------

   Retiree Medical And Life Insurance Plans

        Certain health care and life insurance benefits are provided to eligible retirees by the Corporation. These benefits are paid by the Corporation or funded through several trusts.

        The net periodic post-retirement benefit cost included the following components:


   (In millions)                     1996      1995    1994
   ---------------------------------------------------------
   Service cost--benefits
     earned during the year          $ 40      $ 34     $ 54
   Interest cost                      181       177      164
   Net amortization and
     other components                  13        44      (29)
   Actual return on assets            (73)      (82)      (3)
   Curtailment gain                   (15)       --      (21)
   ---------------------------------------------------------
      Net post-retirement cost       $146      $173     $165
   ---------------------------------------------------------

        The Corporation has made contributions to trusts (including Voluntary Employees' Beneficiary Association (VEBA) trusts and 401(h) accounts) established to pay future medical benefits to eligible retirees and dependents.

        The following table sets forth the post-retirement benefit plans' obligations and funded status as of December 31:


   (In millions)                                          1996      1995
   ---------------------------------------------------------------------
   Plan assets at fair value                            $  736    $  590
   ---------------------------------------------------------------------
   Actuarial present value of benefit obligations:
     Active employees, eligible to retire               $  334    $  344
     Active employees, not eligible to retire              454       428
     Former employees                                    1,819     1,504
   ---------------------------------------------------------------------
     Accumulated post-retirement
       benefit obligation (APBO)                         2,607     2,276
   ---------------------------------------------------------------------
   Assets less than APBO                                 1,871     1,686
   Unrecognized prior service cost                          --        16
   Unrecognized gain                                       206        93
   ---------------------------------------------------------------------
       Post-retirement benefit unfunded liability       $2,077    $1,795

        Actuarial determinations were based on various assumptions displayed in the following table. Net retiree medical costs for 1996, 1995 and 1994 were based on assumptions in effect at the end of the respective preceding years. Benefit obligations as of the end of each year reflect assumptions in effect as of those dates.


                                   1996      1995        1994
   ----------------------------------------------------------
   Assumptions:
     Discount rates                 7.8%      7.5%    8.2-8.5%
     Expected long-term
       rate of return on assets     9.0       8.8     8.0-8.8
   ----------------------------------------------------------

        The medical trend rates used in measuring the APBO were 7.5% in 1996 and 8% in 1995, and were assumed to gradually decrease to 4.5% by the year 2004. An increase of one percentage point in the assumed medical trend rates would result in an

Notes to Consolidated Financial Statements

Continued

   increase in the APBO of approximately 7.6% at December 31, 1996, and a 1996 post-retirement benefit cost increase of approximately 8.1%. The Corporation believes that the cost containment features it has previously adopted and the funding approaches underway will allow it to effectively manage its retiree medical expenses, but it will continue to monitor the costs of retiree medical benefits and may further modify the plans if circumstances warrant.

--------------------------------------------------------------------------------
   Note 13 -- Leases

   Total rental expense under operating leases, net of immaterial amounts of sublease rentals and contingent rentals, were $320 million, $236 million and $265 million for 1996, 1995 and 1994, respectively.

        Future minimum lease commitments at December 31, 1996, for all operating leases that have a remaining term of more than one year were approximately $1.1 billion ($254 million in 1997, $207 million in 1998, $174 million in 1999, $124 million in 2000, $99 million in 2001, and $264 million in later years). Certain major plant facilities and equipment are furnished by the U.S. Government under short-term or cancelable arrangements.

--------------------------------------------------------------------------------
   Note 14 -- Commitments and Contingencies

   The Corporation or its subsidiaries are parties to or have property subject to litigation and other proceedings, including matters arising under provisions relating to the protection of the environment. In the opinion of management and counsel, the probability is remote that the outcome of these matters will have a material adverse effect on the results of the Corporation's operations or its financial position. These matters include the following items:

[ ]Environmental matters -- In 1991, the Corporation entered into a consent decree with the U.S. Environmental Protection Agency (EPA) relating to certain property in Burbank, California, which obligated the Corporation to design and construct facilities to monitor, extract, and treat groundwater, and to operate and maintain such facilities for approximately eight years. A second consent decree is being finalized which will obligate the Corporation to fund the continued operation and maintenance of these facilities through the year 2018. The Corporation estimates that expenditures required to comply with the consent decrees over their remaining terms will be approximately $110 million.

        The Corporation has also been operating under a cleanup and abatement order from the California Regional Water Quality Control Board affecting its facilities in Burbank, California. This order requires site assessment and action to abate groundwater contamination by a combination of groundwater and soil cleanup and treatment. Based on experience derived from initial remediation activities, the Corporation estimates the anticipated costs of these actions in excess of the requirements under the EPA consent decree to approximate $90 million over the remaining term of the project.

        In addition, the Corporation is involved in other proceedings and potential proceedings relating to environmental matters, including disposal of hazardous wastes and soil and water contamination. The extent of the Corporation's financial exposure cannot in all cases be reasonably estimated at this time. A liability of approximately $340 million for those cases in which an estimate of financial exposure can be determined has been recorded.

        Under an agreement with the U.S. Government, the Burbank groundwater treatment and soil remediation expenditures referenced above are being allocated to the Corporation's operations as general and administrative costs and, under existing government regulations, these and other environmental expenditures related to U.S. Government business, after deducting any recoveries from insurance or other responsible parties, are allowable in establishing the prices of the Corporation's products and services. As a result, a substantial portion of the expenditures will be reflected in the Corporation's sales and cost of sales pursuant to U.S. Government agreement or regulation. The Corporation has recorded an asset for the portion of these costs that are probable of future recovery in pricing of the Corporation's products and services for U.S. Government business. The portion that is expected to be allocated to commercial business has been reflected in cost of sales. The recorded amounts do not reflect the possible future recovery of portions of the environmental costs through insurance policy coverage or from other potentially responsible parties, which the Corporation is pursuing as required by agreement and U.S. Government regulation. Any such recoveries, when received, would reduce the Corporation's liability as well as the allocated amounts to be included in the Corporation's U.S. Government sales and cost of sales.

[ ]Waste remediation contract -- In 1994, the Corporation was awarded a $180 million fixed price contract by the DOE for the Phase II design, construction and limited test of remediation facilities, and the Phase III full remediation of waste found in Pit 9, located on the Idaho National Engineering and Environmental Laboratory reservation. The Corporation has incurred and continues to incur significant unanticipated costs and schedule impacts due to complex technical and contractual matters which threaten the viability of the overall Pit 9 program. The Corporation is currently working to identify and quantify the overall effects, including the financial impact, of these matters, and discussions with the DOE are continuing; however, to date no resolution of these technical and contractual matters has been achieved. Upon completion of the Corporation's investigation into the circumstances which gave rise to these schedule, technical and cost issues, the Corporation will provide the DOE an appropriate request for equitable adjustment. The total amount of such request for equitable adjustment has not yet been determined.

[ ]Letters of credit and other matters -- The Corporation has entered into standby letter of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts. In connection with the Loral Transaction, the Corporation assumed the

                                                     Lockheed Martin Corporation


   obligations of Loral as guarantor under the Revolving Credit Agreement of Globalstar, L.P., an affiliate of Loral SpaceCom, up to a maximum principal amount of $250 million, subject to the assumption by certain of the Globalstar partners of a portion of the Corporation's obligations as guarantor. At December 31, 1996, the Corporation had contingent liabilities on outstanding letters of credit, guarantees, and other arrangements aggregating approximately $1.5 billion.

--------------------------------------------------------------------------------
   Note 15 -- Information on Industry Segments and Major Customers

   The Corporation operates in four principal business segments: Space & Strategic Missiles, Electronics, Information & Services, and Aeronautics. All other activities of the Corporation fall within the Energy, Materials and Other segment.

 . Space & Strategic Missiles -- Engaged in the design, development, engineering and production of civil, commercial and military space systems, including spacecraft, space launch vehicles, manned space systems and their supporting ground systems and services; telecommunications systems and services; strategic fleet ballistic missiles; and defensive missiles.

 . Electronics -- Engaged in the design, development, engineering and production of high performance electronic systems for undersea, shipboard, land-based, airborne and space-based applications. Major defense product lines include surface ship and submarine combat systems; anti-armor missiles; indirect fire support weapons systems; air defense systems; aircraft system integration; and electronic warfare. Major commercial product lines include satellite electronics; mail handling automation systems; and transportation systems.

 . Information & Services -- Engaged in the development, integration and operation of large, complex information systems; engineering, technical, and management services for federal customers; transaction processing systems and services for state and local government agencies; commercial information technology outsourcing; manufacture and distribution of computer peripherals, graphics engines and intranet software; and the provision of internal information technology support to the Corporation.

 . Aeronautics -- Engaged in the design, development, engineering and production of fighter, bomber, special mission, airlift, antisubmarine warfare, reconnaissance, surveillance and high performance aircraft; systems for military operations; aircraft controls and subsystems; thrust reversers; and aircraft modification and maintenance and logistics support for military and civilian customers.

 . Energy, Materials and Other -- The Corporation manages certain facilities for the DOE. The contractual arrangements provide for the Corporation to be reimbursed for the cost of operations and receive a fee for performing management services. The Corporation reflects only the management fee in its sales and earnings for these government-owned facilities. In addition, while the employees at such facilities are employees of the Corporation, applicable employee benefit plans are separate from the Corporation's plans. The Corporation also provides environmental remediation services to commercial and U.S. Government customers, and has investments in other businesses. Through October, 1996, the Corporation provided construction aggregates and specialty chemical products to commercial and civil customers through its Materials subsidiary (see Note 10).

   Selected Financial Data By Business Segment


   (In millions)                       1996      1995     1994
   ------------------------------------------------------------
   Net sales
    Space & Strategic Missiles      $ 7,904   $ 7,813  $ 7,000
    Electronics                       6,705     3,357    4,059
    Information & Services            5,863     4,173    3,986
    Aeronautics                       5,596     6,617    7,091
    Energy, Materials and Other         807       893      770
   -----------------------------------------------------------
                                    $26,875   $22,853  $22,906
   -----------------------------------------------------------

   Operating profit
    Space & Strategic Missiles       $  973    $  463   $  495
    Electronics                         673       224      451
    Information & Services              241       267      214
    Aeronautics                         441       394      511
    Energy, Materials and Other         405        29      308
   -----------------------------------------------------------
                                     $2,733    $1,377   $1,979
   -----------------------------------------------------------

   Depreciation and
    amortization
     Space & Strategic Missiles        $188      $206     $218
     Electronics                        239       122      136
     Information & Services             121        69       79
     Aeronautics                        126       142      126
     Energy, Materials and Other         58        66       79
   -----------------------------------------------------------
                                       $732      $605     $638
   -----------------------------------------------------------

   Amortization of
    intangible assets
     Space & Strategic Missiles        $ 52      $ 56     $ 61
     Electronics                        209        85       69
     Information & Services             124        57       45
     Aeronautics                         79        89       89
     Energy, Materials and Other          1         9       15
   -----------------------------------------------------------
                                       $465      $296     $279
   -----------------------------------------------------------

Notes to Consolidated Financial Statements

Continued


   (In millions)                      1996      1995     1994
   ----------------------------------------------------------
   Expenditures for property,
    plant and equipment
      Space & Strategic Missiles      $264      $165     $175
      Electronics                      213       100      102
      Information & Services           104        63       66
      Aeronautics                       75        58       96
      Energy, Materials and Other       81       114       70
   ----------------------------------------------------------
                                      $737      $500     $509
   ----------------------------------------------------------


   Identifiable assets
     Space & Strategic Missiles    $ 3,758   $ 3,750  $ 4,222
     Electronics                    11,363     3,869    3,386
     Information & Services          6,111     2,679    2,375
     Aeronautics                     4,201     3,827    4,316
     Energy, Materials and Other     3,824     3,433    3,680
   ----------------------------------------------------------
                                   $29,257   $17,558  $17,979
   ----------------------------------------------------------

   Net Sales By Customer Category

   (In millions)                      1996      1995     1994
   ----------------------------------------------------------
   U.S. Government/(a)/
     Space & Strategic Missiles    $ 6,401   $ 6,315  $ 5,815
     Electronics                     4,469     2,282    2,793
     Information & Services          3,860     2,731    2,834
     Aeronautics                     3,830     4,274    4,970
     Energy, Materials and Other       154       168      152
   ----------------------------------------------------------
                                   $18,714   $15,770  $16,564
   ----------------------------------------------------------


   Foreign governments
     Space & Strategic Missiles    $    38    $  112   $  290
     Electronics                     1,668       832    1,035
     Information & Services            140        77      157
     Aeronautics                     1,466     1,966    1,958
     Energy, Materials and Other        --        --       --
   ----------------------------------------------------------
                                    $3,312    $2,987   $3,440
   ----------------------------------------------------------


   Commercial
     Space & Strategic Missiles     $1,465    $1,386    $ 837
     Electronics                       568       259      212
     Information & Services          1,863     1,349    1,072
     Aeronautics                       300       377      163
     Energy, Materials and Other       653       725      618
   ----------------------------------------------------------
                                    $4,849    $4,096   $2,902
   ----------------------------------------------------------

/(a)/ Sales made to foreign governments through the U.S. Government are included in sales to foreign governments.

   Export sales were $4.7 billion, $3.7 billion and $3.6 billion in 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
   Note 16 -- Summary of Quarterly

   Information (Unaudited)



   (In millions,                         1996 Quarters
                             --------------------------------------
   except per share data)     First   Second/(a)/ Third/(a)/ Fourth/(a)//(b)/
   ----------------------------------------------------------------
   Net sales                 $5,109   $7,076     $7,028      $7,662
   Earnings from
     operations                 472      693        675         441
   Net earnings                 272      299        311         465
   Earnings per common
     share, assuming
     full dilution             1.22     1.33       1.38        2.11
   ================================================================




                                               1995 Quarters
                                -----------------------------------------
   (In millions,
   except per share data)           First/(c)/Second/(c)/ Third    Fourth
   ======================================================================
   Net sales                       $5,644     $5,606     $5,551    $6,052
   Earnings (loss)
     from operations                  290        (55)       510       537
   Net earnings (loss)                137        (53)       287       311
   Earnings (loss) per common
     share, assuming full dilution    .62        (d)       1.29      1.38
   ======================================================================

/(a)/ Net sales and earnings for the second, third and fourth quarters of 1996 include the operations of Tactical Systems (see Note 2).
/(b)/ Earnings for the fourth quarter of 1996 include the effects of certain nonrecurring items (see Notes 4 and 10).
/(c)/ Earnings for the first and second quarters of 1995 include the effects of merger related and consolidation expenses (see Note 4).
/(d)/ Loss per common share, assuming full dilution, of $.24 has not been presented above as such amount was anti-dilutive when compared to the loss per common share, assuming no dilution, of $.36.

                                                     Lockheed Martin Corporation

--------------------------------------------------------------------------------
   Note 17 -- Summarized Consolidating Financial Information

   The $5 billion of debt obligations issued by the Corporation in the second quarter of 1996 are fully and unconditionally guaranteed by Tactical Systems. Pursuant to SEC disclosure requirements, summarized consolidating financial information follows:


                                                                                      Non-
                                               Lockheed          Tactical        Guarantor
   (In millions)                              Martin/(a)/      Systems/(b)/       Entities      Eliminations  Consolidated
   =======================================================================================================================
   Earnings Data
   ------------------------------------
   For the year ended December 31, 1996
   Net sales                                    $19,066             $ 303           $9,152           $(1,646)      $26,875
   Earnings from operations                       1,728                52              597               (96)        2,281
   Net earnings                                   1,347               308              575              (883)        1,347
   -----------------------------------------------------------------------------------------------------------------------
   For the year ended December 31, 1995
   Net sales                                    $19,516             $  --           $4,216           $  (879)      $22,853
   Earnings from operations                       1,060                --              292               (70)        1,282
   Net earnings                                     682                --              286              (286)          682
   -----------------------------------------------------------------------------------------------------------------------
   For the year ended December 31, 1994
   Net sales                                    $19,857             $  --           $3,580           $  (531)      $22,906
   Earnings from operations                       1,569                --              241               (31)        1,779
   Net earnings                                   1,018                --              189              (189)        1,018
   =======================================================================================================================
   Cash Flows Data
   ------------------------------------
   For the year ended December 31, 1996
   Net cash provided by (used for):
     Operating activities                        $  931             $ 353            $ 352            $   --       $ 1,636
     Investing activities                        (7,737)              (90)            (202)               --        (8,029)
     Financing activities                         6,101              (257)            (104)               --         5,740
   -----------------------------------------------------------------------------------------------------------------------
   Net (decrease) increase in cash
     and cash equivalents                          (705)                6               46                --          (653)
   Cash and cash equivalents:
     Beginning of year                              640                --               13                --           653
   -----------------------------------------------------------------------------------------------------------------------
     End of year                                 $  (65)            $   6            $  59            $   --       $    --
   -----------------------------------------------------------------------------------------------------------------------
   For the year ended December 31, 1995
   Net cash provided by (used for):
     Operating activities                        $1,067             $  --            $ 225            $   --       $ 1,292
     Investing activities                          (370)               --             (329)               --          (699)
     Financing activities                          (678)               --               99                --          (579)
   -----------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash
     and cash equivalents                            19                --               (5)               --            14
   Cash and cash equivalents:
     Beginning of year                              621                --               18                --           639
   -----------------------------------------------------------------------------------------------------------------------
     End of year                                 $  640             $  --            $  13            $   --       $   653
   -----------------------------------------------------------------------------------------------------------------------
   For the year ended December 31, 1994
   Net cash provided by (used for):
     Operating activities                        $1,409             $  --            $  84            $   --       $ 1,493
     Investing activities                          (349)               --             (153)               --          (502)
     Financing activities                          (762)               --               44                --          (718)
   -----------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash
     and cash equivalents                           298                --              (25)               --           273
   Cash and cash equivalents:
     Beginning of year                              323                --               43                --           366
   -----------------------------------------------------------------------------------------------------------------------
     End of year                                 $  621             $  --            $  18            $   --       $   639
   =======================================================================================================================

Notes to Consolidated Financial Statements           Lockheed Martin Corporation

Continued


                                                                                         Non-
                                                  Lockheed          Tactical        Guarantor
   (In millions)                                    Martin/(a)/      Systems/(b)/    Entities      Eliminations      Consolidated
   ==============================================================================================================================

   Balance Sheet Data
   -----------------------
   As of December 31, 1996
   Current assets              --Public             $6,754            $  603          $ 2,583          $     --           $ 9,940
                               --Affiliated/(c)/        79                28              270              (377)               --
   Noncurrent assets           --Public             10,198             1,347            7,772                --            19,317
                               --Affiliated/(c)/     7,873             8,806            4,599           (21,278)               --
   Current liabilities         --Public              5,962               135            2,607                --             8,704
                               --Affiliated/(c)/       333                28               16              (377)               --
   Long-term debt                                    8,972             1,204               12                --            10,188
   Other noncurrent liabilities--Public              2,781               857             (129)               --             3,509
   Equity                                            6,856             8,560           12,718           (21,278)            6,856
   ------------------------------------------------------------------------------------------------------------------------------

   As of December 31, 1995
   Current assets              --Public             $6,992            $   --          $ 1,216          $     --           $ 8,208
                               --Affiliated/(c)/       262                --              448              (710)               --
   Noncurrent assets           --Public              8,236                --            1,114                --             9,350
                               --Affiliated/(c)/     1,541                --            4,451            (5,992)               --
   Current liabilities         --Public              4,453                --              731                --             5,184
                               --Affiliated/(c)/       448                --              262              (710)               --
   Long-term debt                                    2,880                --              130                --             3,010
   Other noncurrent liabilities--Public              2,817                --              114                --             2,931
   Equity                                            6,433                --            5,992            (5,992)            6,433
   ==============================================================================================================================


/(a)/ Data is related to the parent company only.
/(b)/ Data is related to Tactical Systems, Inc. only and pertains to operations from April 1, 1996.
/(c)/ Amounts represent activity with Lockheed Martin affiliated companies.

                                                     Lockheed Martin Corporation


Consolidated Financial Data

Seven Year Summary





(In millions, except per share data)          1996          1995         1994         1993         1992         1991        1990
================================================================================================================================
Operating Results
Net sales                                  $26,875       $22,853      $22,906      $22,397      $16,030      $15,871     $16,089
Costs and expenses                          24,594        21,571       21,127       20,857       14,891       14,767      15,178
--------------------------------------------------------------------------------------------------------------------------------
Earnings from operations                     2,281         1,282        1,779        1,540        1,139        1,104         911
Other income and expenses, net                 452            95          200           44           42          (49)         34
--------------------------------------------------------------------------------------------------------------------------------
                                             2,733         1,377        1,979        1,584        1,181        1,055         945
Interest expense                               700           288          304          278          177          176         180
--------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumula-
  tive effect of changes in accounting       2,033         1,089        1,675        1,306        1,004          879         765
Income tax expense                             686           407          620          477          355          261         161
--------------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of
  changes in accounting                      1,347           682        1,055          829          649          618         604
Cumulative effect of changes
  in accounting                                 --            --          (37)          --       (1,010)          --          --
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                        $ 1,347       $   682      $ 1,018      $   829      $  (361)     $   618     $   604
================================================================================================================================
Per Common Share
Assuming no dilution:
Before cumulative effect of changes
  in accounting                            $  6.80       $  3.28      $  5.32      $  3.99      $  3.31      $  3.05     $  2.97
Cumulative effect of changes
  in accounting                                 --            --         (.20)          --        (5.15)          --          --
--------------------------------------------------------------------------------------------------------------------------------
                                           $  6.80       $  3.28      $  5.12      $  3.99      $ (1.84)     $  3.05     $  2.97
================================================================================================================================
Assuming full dilution:
Before cumulative effect of changes
  in accounting                            $  6.04       $  3.05      $  4.83      $  3.75      $  3.31      $  3.05     $  2.97
Cumulative effect of changes
  in accounting                                 --            --         (.17)          --        (5.15)          --          --
--------------------------------------------------------------------------------------------------------------------------------
                                           $  6.04       $  3.05      $  4.66      $  3.75      $ (1.84)     $  3.05     $  2.97
================================================================================================================================
Cash Dividends                             $  1.60       $  1.34      $  1.14      $  1.09      $  1.04      $   .98     $   .90
================================================================================================================================
Condensed Balance Sheet Data
Current assets                             $ 9,940       $ 8,208      $ 8,143      $ 6,961      $ 5,157      $ 5,553     $ 5,442
Property, plant and equipment                3,721         3,134        3,455        3,643        3,139        3,155       3,200
Intangible assets related to contracts
  and programs acquired                      1,767         1,553        1,696        1,832           42           52          59
Cost in excess of net assets acquired       10,394         2,794        2,831        2,697          841          864         882
Other assets                                 3,435         1,869        1,854        1,949        1,648          895         883
--------------------------------------------------------------------------------------------------------------------------------
Total                                      $29,257       $17,558      $17,979      $17,082      $10,827      $10,519     $10,466
================================================================================================================================
Current liabilities--other                 $ 7,414       $ 4,462      $ 5,177      $ 4,690      $ 3,176      $ 3,833     $ 4,235
Short-term borrowings                        1,110            --           --           --           --           --          --
Current maturities of long-term debt           180           722          285          346          327          298          30
Long-term debt                              10,188         3,010        3,594        4,026        1,803        1,997       2,392
Post-retirement benefit liabilities          2,077         1,795        1,859        1,848        1,579           54          --
Other liabilities                            1,432         1,136          978          971          460          112          38
Stockholders' equity                         6,856         6,433        6,086        5,201        3,482        4,225       3,771
--------------------------------------------------------------------------------------------------------------------------------
Total                                      $29,257       $17,558      $17,979      $17,082      $10,827      $10,519     $10,466
================================================================================================================================
Common Shares Outstanding at Year End        192.7         198.6        199.1        197.9        194.1        201.4       200.7
================================================================================================================================

Corporate Directory

(As of February 1, 1997)



Board of Directors


Norman R. Augustine
Chairman and Chief Executive Officer,
Lockheed Martin Corporation

Marcus C. Bennett
Executive Vice President and
Chief Financial Officer,
Lockheed Martin Corporation

Lynne V. Cheney
Senior Fellow for Public Policy Research,
American Enterprise Institute

Vance D. Coffman
President and Chief Operating Officer,
Lockheed Martin Corporation

Houston I. Flournoy
Special Assistant to the President, Governmental Affairs,
University of Southern California

James F. Gibbons
Professor of Electrical Engineering,
Stanford University

Edward E. Hood, Jr.
Retired Vice Chairman,
General Electric Company

Caleb B. Hurtt
Retired President and
Chief Operating Officer,
Martin Marietta Corporation

Gwendolyn S. King
Senior Vice President,
Corporate and Public Affairs,
PECO Energy Company

Frank C. Lanza
Executive Vice President,
Lockheed Martin Corporation

Vincent N. Marafino
Retired Executive Vice President,
Lockheed Martin Corporation

Eugene F. Murphy
President and Chief Executive Officer,
GE Aircraft Engines

Allen E. Murray
Retired Chairman
and Chief Executive Officer,
Mobil Corporation

Frank Savage
Chairman, Alliance Capital
Management International

Bernard L. Schwartz
Chairman and Chief Executive Officer,
Loral Space & Communications Ltd.

Daniel M. Tellep
Retired Chairman and
Chief Executive Officer,
Lockheed Martin Corporation

Carlisle A. H. Trost
Retired Chief of Naval Operations

James R. Ukropina
Partner, O'Melveny & Myers

Douglas C. Yearley
Chairman, President and
Chief Executive Officer,
Phelps Dodge Corporation




Committees


Audit and Ethics Committee
Mr. Hood, Chairman.
Mses. Cheney and King, Messrs. Flournoy,
Marafino, Tellep, Trost and Ukropina

Compensation Committee
Mr. Murray, Chairman.
Messrs. Gibbons, Hood, Murphy, Schwartz,
Trost and Yearley

Executive Committee
Mr. Augustine, Chairman.
Messrs. Hood, Marafino, Murray, Tellep,
Ukropina and Yearley

Finance Committee
Mr. Ukropina, Chairman.
Mrs. King and Messrs. Hurtt, Marafino, Savage,
Schwartz, Tellep and Yearley

Nominating Committee
Mr. Murphy, Chairman.
Mrs. Cheney and Messrs. Flournoy, Gibbons, Hurtt,
Murray and Savage

Stock Option Subcommittee
Mr. Murray, Chairman.
Messrs. Gibbons, Hood, Trost and Yearley




Officers


Dean O. Allen
Vice President

Joseph D. Antinucci
Vice President

Norman R. Augustine
Chairman and Chief Executive Officer

William F. Ballhaus, Jr.
Vice President

Marcus C. Bennett
Executive Vice President and
Chief Financial Officer

James A. Blackwell, Jr.
Vice President and President and
Chief Operating Officer,
Aeronautics Sector

Harold T. Bowling
Vice President

Melvin R. Brashears
Vice President and President and
Chief Operating Officer,
Space & Strategic Missiles Sector

William B. Bullock
Vice President

Michael F. Camardo
Vice President

Joseph R. Cleveland
Vice President

Vance D. Coffman
President and Chief Operating Officer

Raymond S. Colladay
Vice President

Thomas A. Corcoran
Vice President and President and
Chief Operating Officer,
Electronics Sector

Robert B. Corlett
Vice President

Robert B. Coutts
Vice President

Peter DeMayo
Vice President

Philip J. Duke
Vice President

John F. Egan
Vice President

Ronald R. Finkbiner
Vice President

Jack S. Gordon
Vice President

John Hallal
Vice President

Dain M. Hancock
Vice President

Alfred G. Hansen
Vice President

K. Michael Henshaw
Vice President

Arthur E. Johnson
Vice President

John R. Kreick
Vice President

Robert V. LaPenta
Vice President

Frank C. Lanza
Executive Vice President

Gary P. Mann
Vice President

John F. Manuel
Vice President

Carol R. Marshall
Vice President

Russell T. McFall
Vice President

Janet L. McGregor
Vice President

John S. McLellan
Vice President

Frank H. Menaker, Jr.
Senior Vice President and General Counsel

John E. Montague
Vice President

Jay A. Musselman
Vice President

Albert Narath
Vice President and President and
Chief Operating Officer,
Energy & Environment Sector

Gerald T. Oppliger
Vice President

David S. Osterhout
Vice President

Daniel W. Patterson
Vice President

Stephen Pavlosky
Vice President

Susan M. Pearce
Vice President

Robert J. Polutchko
Vice President

John B. Ramsey
Vice President

Robert E. Rulon
Vice President and Controller

Walter E. Skowronski
Vice President and Treasurer

Michael A. Smith
Vice President

William R. Sorenson
Vice President

John V. Sponyoe
Vice President

Kenneth R. Swimm
Vice President

Peter B. Teets
Vice President and President and
Chief Operating Officer,
Information & Services Sector

Joseph T. Threston
Vice President

Robert E. Tokerud
Vice President

Robert H. Trice, Jr.
Vice President

Lillian M. Trippett
Vice President, Corporate Secretary
and Associate General Counsel

Leonard L. Victorino
Vice President

William T. Vinson
Vice President and Chief Counsel

                                                     Lockheed Martin Corporation

General Information


As of December 31, 1996, there were approximately 42,609 holders of record of Lockheed Martin common stock and 192,746,026 shares outstanding.


Common Stock Prices (New York Stock Exchange-composite transactions)

(In dollars)                              High      Low     Close
================================================================================
1996 Quarters
1st                                      80 7/8    73 1/8   75 7/8
--------------------------------------------------------------------------------
2nd                                      86 3/4    73       84
--------------------------------------------------------------------------------
3rd                                      91 3/4    76 1/4   90 1/8
--------------------------------------------------------------------------------
4th                                      96 5/8    85 1/4   91 1/2
--------------------------------------------------------------------------------

1995 Quarters
1st*                                     54 3/8    50 1/4    52 7/8
--------------------------------------------------------------------------------
2nd                                      64 7/8    50        63 1/8
--------------------------------------------------------------------------------
3rd                                      68 1/8    59 3/8    67 1/8
--------------------------------------------------------------------------------
4th                                      79 1/2    63        79
--------------------------------------------------------------------------------

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



Independent Auditors

Ernst & Young LLP
1225 Connecticut Avenue, N.W.
Washington, D.C. 20036


Common Stock

Stock symbol: LMT
Listed: New York



Annual Report on Form 10-K

Stockholders may obtain, without charge, a copy of Lockheed Martin's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the year ended December 31, 1996 by writing to:

Lockheed Martin Investor Relations
6801 Rockledge Drive
Bethesda, MD 20817

For accessing the Lockheed Martin homepage on the Internet use the Uniform Resource Locator: http://www.shareholder.com/lmt.

Updates on earnings, dividends and company news are available by calling Lockheed Martin Shareholder Direct at 1-800-LMT-9758, 24 hours a day, seven days a week.

Principal photography by Eric Schulzinger. Designed and produced by Taylor & Ives, Inc., NYC.

This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward looking statements involve risks and uncertainties. The forward looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. For a discussion identifying some important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see the Corporation's Securities and Exchange Commission filings including, but not limited to, the discussion of "Competition and Risk" and the discussion of "Government Contracts and Regulations" on pages 11 through 14 and pages 14 through 15, respectively, of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (Form 10-K); "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 51 through 63 of this Annual Report and "Note 1--Summary of Signifcant Accounting Policies","Note 3--Repositioning of Non-Core Businesses and New Organizational Structure" and "Note 14--Commitments and Contingencies" of the Notes to Consolidated Financial Statements on pages 70 through 71, 72 through 73 and 80 through 81, respectively, of the Audited Consolidated Financial Statements included in this Annual Report and incorporated by reference into the Form 10-K.


Setting the Standard

Lockheed Martin's Code of Ethics and Business Conduct is called "Setting the Standard." We aim to set the standard for ethical business conduct through these six guiding ethical principles and values:

Honesty: to be truthful in all our endeavors; to be honest and forthright with one another and with our customers, communities, suppliers, and shareholders.

Integrity: to say what we mean, to deliver what we promise, and to stand for what is right.

Respect: to treat one another with dignity and fairness, appreciating the diversity of our workforce and the uniqueness of each employee.

Trust: to build confidence through teamwork and open, candid communication.

Responsibility: to speak up - without fear of retribution - and report concerns in the work place, including violations of laws, regulations and company policies, and seek clarification and guidance whenever there is doubt.

Citizenship: to obey all the laws of the United States and the other countries in which we do business and to do our part to make the communities in which we live better.


--------------------------------------------------------------------------------
Shareholders desiring to read "Setting the Standard, Lockheed Martin's Code of Ethics and Business Conduct" or obtain additional information about the Corporation's ethics program may visit the Lockheed Martin Home Page on the World Wide Web: http://www.lmco.com or write to the Corporation care of Carol R. Marshall, Vice President, Ethics and Business Conduct, P.O. Box 34143, Bethesda, MD 20827-0143. E-mail: Corporate.Ethics@lmco.com

                            [ARTWORK APPEARS HERE]



LOCKHEED MARTIN [LOGO APPEARS HERE]


Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

          APPENDIX TO THE EDGAR VERSION OF THE 1996 ANNUAL REPORT TO SECURITY HOLDERS FILED PURSUANT TO RULE 304 OF REGULATION S-T

        This appendix is being filed pursuant to Rule 304 of Regulation S-K and represents Lockheed Martin Corporation's good faith effort to fairly and accurately describe certain graphic and image material that is included in the paper version of the 1996 Annual Report to Shareholders (the "1996 Annual Report") but has been omitted from the EDGAR version.

        A description of the pictures omitted from the 1996 Annual Report in its EDGAR format follows. Generally, the omitted pictures are described in the associated captions and represent products produced by Lockheed Martin Corporation which are products produced by Lockheed Martin Corporation which are discussed at various locations in the text of the document. In some instances, the pictures are of officers, directors and employees of the Corporation or of persons using the Corporation's products. The pictures are included primarily to add visual interest to the 1996 Annual Report and are neither individually nor in the aggregate material to an understanding of the Report.

        The 1996 Annual Report in its EDGAR format also omits certain graphic material. This material is also described fully in the text. A description of the omitted graphic material follows:

Page 52 - The omitted graph sets forth in columnar format net sales, in millions of dollars, for the years 1994, 1995 and 1996 and corresponds to the textual description of net sales.

Page 53 - The graph omitted at the top of the page sets forth in columnar format net earnings, in millions of dollars, for the years 1994, 1995, and 1996 as well as including a column pertaining to 1994 to which footnote (a) relates and a column pertaining to 1995 to which footnote (b) relates. The graph corresponds to the textual description of net earnings.

Page 53 - The graph omitted at the bottom of the page sets forth in columnar format earnings per common share, assuming full dilution, in dollars, for the years 1994, 1995 and 1996 and includes a column pertaining to 1994 to which footnote (a) relates and a column pertaining to 1995 to which footnote (b) relates. The graph corresponds to the textual description of earnings per common share.

Page 54 - The omitted graph sets forth in columnar format dividends per common share for each of 1994, 1995 and 1996.

Page 59 - The omitted graph sets forth in columnar format negotiated backlog, in millions of dollars, for the years 1994, 1995 and 1996 and corresponds to the textual description of negotiated backlog.

Page 60 - The omitted graph sets forth in columnar format net cash provided by operating activities in each of 1996 (including the effects of the Loral Transaction), 1995 and 1994 and follows the associated textual discussion.