Form 10-K, Exhibit 13
period 1997-12-31
LOCKHEED MARTIN CORP
filed 1998-03-19
CIK 936468

                                                                      Exhibit 13


                                          [LOGO OF LOCKHEED MARTIN APPEARS HERE]








Annual Report 1997


     [GRAPHIC PRESENTATION OF OCEAN, LAND, SKY AND SPACE PRESENTED HERE.]

Financial Highlights



(In millions, except per share data)                    1997/(a)/      1996/(a)/
================================================================================

Net sales                                            $28,069        $26,875
--------------------------------------------------------------------------------
Net earnings                                           1,300/(c)/     1,347/(d)/
--------------------------------------------------------------------------------
Diluted earnings per share before
  deemed preferred stock dividend/(b)/                  6.09/(c)/      6.09/(d)/
--------------------------------------------------------------------------------
Cash dividends per common share                         1.60           1.60
--------------------------------------------------------------------------------
Total assets                                          28,361         29,540
--------------------------------------------------------------------------------
Short-term borrowings                                    494          1,110
--------------------------------------------------------------------------------
Current maturities of long-term debt                     876            180
--------------------------------------------------------------------------------
Long-term debt                                        10,528         10,188
--------------------------------------------------------------------------------
Shareholders' equity/(b)/                              5,176          6,856
--------------------------------------------------------------------------------
Negotiated backlog                                    47,059         50,406
--------------------------------------------------------------------------------

(a) Includes the effects of the business combination with Loral Corporation since April 1996.

(b) Earnings per share for 1997 excludes the effects of a deemed preferred stock dividend resulting from a transaction with General Electric Company (GE). The excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Series A preferred stock ($1.0 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings in determining net earnings applicable to common stock used in the computation of earnings per share. The effect of this deemed dividend was to decrease basic earnings per share by $9.85, and was antidilutive in the calculation of diluted earnings per share.

(c) Earnings for 1997 include the effects of a tax-free gain of $311 million, or $1.46 per diluted share, related to the transaction with GE to redeem the Corporation's Series A preferred stock, and nonrecurring and unusual charges related to the Corporation's decision to exit certain lines of business in the areas of children and family services systems development and environmental remediation, and related to impairments in the values of various non-core investments and certain other assets in keeping with the Corporation's continued focus on core operations. These charges decreased net earnings by $303 million, or $1.42 per diluted share.

(d) Earnings for 1996 include the effects of a nonrecurring gain resulting from divestitures which increased net earnings by $351 million, or $1.59 per diluted share. The gain was substantially offset by nonrecurring charges related to the Corporation's environmental remediation business, and related to impairments in the values of non-core investments and certain other assets, and costs for facility closings and transfers of programs. These charges decreased net earnings by $209 million, or $.94 per diluted share.

                                                                                            Contents


                                                                                            --------
                                                                                            1       To Our Shareholders

                                                                                            --------
                                                                                            8       1997 Achievements

                                                                                            --------
On the Cover:                                                                               10      Financial Section
From the depths of the oceans to the far reaches of space, Lockheed Martin will
continue to write new chapters in the chronicle of technological advances. We               --------
will enjoy success in the highly competitive global marketplace. Success will               46      Corporate Directory
depend on the intensity with which we pursue our work and excellence in
everything we do. We are proud of our heritage, confident of our present, and               --------
excited about our future.                                                                   48      General Information

"1997 was the third consecutive year of significant achievements..."
-------------------------------------------------------------------


 [PHOTO OF VANCE D. COFFMAN, NORMAN R. AUGUSTINE, AND PETER B. TEETS APPEARS
                                     HERE]

Vance D. Coffman
Chief Executive Officer
and Vice Chairman

Norman R. Augustine
Chairman

Peter B. Teets
President and
Chief Operating Officer


Dear Fellow Shareholders

  Upon the completion of the merger forming Lockheed Martin Corporation, we set forth five goals for the new corporation:

- Enhance our position as one of the leaders in the aerospace/defense industry

- Achieve significant cost reductions to increase margins and improve competitiveness

- Generate substantial cash flow and deploy cash to enhance shareholder value

- Produce double-digit earnings per share growth

- Achieve superior shareholder returns.


  1997 was the third consecutive year of significant achievements in meeting each of these goals and fulfilling the promise of Lockheed Martin.


----------
1

"Mission Success is the 'litmus test' for our systems."
-------------------------------------------------------

Enhance Aerospace/Defense Leadership --

Lockheed Martin has led the consolidation of the industry, growing net sales to a record $28 billion in 1997. In an industry as technologically demanding as ours and where the adverse consequences of product failures are substantial, leadership comes not from size, but from performance. Mission Success is the "litmus test" for our systems. Our Mission Success record in 1997 was just short of perfection -- 96 percent of over 600 measurable events (comprising such items as satellite deployments, test flights and missile launches, including development efforts) were successful. For many of our programs, the customers score our performance with award fees. Our award fees in 1997 were representative of leadership performance -- a median of approximately 95 percent of all available award fees were awarded by our customers, and nearly one-third of those award fee ratings were at 100 percent.

    On July 3, 1997, the Corporation announced the execution of an $11.6 billion merger agreement with the Northrop Grumman Corporation. On February 26, 1998, stockholders of Northrop Grumman approved the merger and stockholders of Lockheed Martin approved the issuance of common stock necessary to complete the merger, and closing was targeted for March 17, 1998. On March 9, 1998, the Corporation announced that it had been informed by the Department of Justice
(DOJ) that the DOJ was fundamentally opposed to the merger. The Corporation has committed that it will not close on its combination with Northrop Grumman prior to April 24, 1998 and will in the interim attempt to develop and submit a proposal responding to the DOJ's antitrust concerns while preserving the benefits of the merger. As we went to press, the DOJ had informed the Corporation that it did not find this commitment satisfactory and the matter remained unresolved.

EchoStar III direct-to-home communications satellite gets a successful lift from an Atlas IIAS

[PHOTO OF ECHOSTAR III AND ATLAS IIAS APPEARS HERE]

----------
2

"The Corporation won more than two-thirds of its competitive bids in 1997."
---------------------------------------------------------------------------


Longbow Apache is a true around-the-clock, all-weather anti-armor platform

[PHOTO OF LONGBOW APACHE APPEARS HERE]

Achieve significant cost reductions to increase margins and improve competitiveness --

The Corporation achieved significant progress in 1997, and remains ahead of schedule in its consolidation program to reduce annual costs by $2.6 billion. This progress was manifested in 1997 through the achievement of record operating margins and record win rates on competitive programs. Excluding the effects of nonrecurring and unusual items, our operating margin, based on Earnings Before Interest and Taxes (EBIT), of 10.4 percent was above the 10 percent margin recorded in 1996. Equally important for the future, and a key metric of our improved competitiveness, the Corporation won more than two-thirds of its competitive bids in 1997. This win rate was up from the exemplary 63 percent win rate achieved in 1996.

    If consummated, the Northrop Grumman combination will provide further opportunity for cost savings and increased competitiveness. Preliminary analyses have identified an additional $1 billion in annual steady-state savings expected to be achieved from cost reduction opportunities related to this transaction. The majority of these savings accrue to the government.

Generate substantial cash flow and deploy it to enhance shareholder value --

In 1997, the Corporation generated over $1.6 billion in cash, consisting of $900 million in free cash flow from operations and $750 million in after-tax proceeds from divestitures. While our stated priority entering


----------
3

The New En Route Center -- modern air traffic management for the United Kingdom

[PHOTO OF THE NEW EN ROUTE CENTER APPEARS HERE]

the year was to use available cash to reduce debt resulting from the Loral transaction, the Corporation was presented a unique opportunity to enhance shareholder value. In November, the Corporation exchanged a subsidiary composed of the Access Graphics and thrust reversers businesses, its investment in Globalstar, and approximately $1.6 billion in cash for all of the Corporation's convertible preferred stock held by the General Electric Company. This transaction resulted in approximately 29 million equivalent common shares being reacquired. Combined with the Martin Marietta Materials exchange transaction consummated in October 1996, the Corporation retired in excess of 16 percent of its diluted shares outstanding in 1996 and 1997.


Produce double-digit earnings per share growth --

Lockheed Martin's diluted earnings per share over the past three years have been impacted by numerous nonrecurring and unusual items arising out of the Corporation's consolidation and shareholder value initiatives (most notably the negative impact of the deemed preferred stock dividend of $8.55 per diluted share in 1997) which are described in detail in management's financial discussion and analysis section of this report. Excluding those nonrecurring and unusual items, 1997 diluted earnings per share would have been $6.05 per share, an 11 percent increase over similarly-adjusted 1996 earnings per share of $5.44. This earnings per share growth exceeded growth in net sales, which reached a record $28.1

----------
4

"With the fulfillment of major goals we set for ourselves at the time of the
----------------------------------------------------------------------------
1995 merger... a firm foundation for the future has been established."
--------------------------------------------------------------------


billion in 1997 compared with $26.9 billion in 1996. Earnings per share growth was also achieved despite an 11 percent increase in goodwill and intangible amortization, which rose to $446 million in 1997 from $402 million in 1996. This amortization represents an ongoing non-cash expense reflected in the Corporation's results of operations.


Generate superior shareholder returns --

Despite share price performance in 1997 being below overall market averages, we have realized an excellent shareholder return record (based on stock price appreciation plus dividends) since the formation of Lockheed Martin three years ago. Over that period, Lockheed Martin generated a 28 percent compound annual shareholder return, which compares favorably to the 25 percent annual return achieved by our aerospace/defense peer group.


Goals for 1998 and Beyond
-------------------------

With the fulfillment of major goals we set for ourselves at the time of the 1995 merger of Lockheed and Martin Marietta, a firm foundation for the future has been established.

    Generating robust cash flows will continue to be an important goal of Lockheed Martin. In fact, we have recently raised the weighting of the cash generation element of the management incentive compensation formula. We recognize cash flow as a key valuation driver and a key to enhancing long-term earnings.

    Our goals for 1998 and beyond include our continuing commitment to being a "merchant supplier" and a "merchant buyer" in the world marketplace. This means that our businesses will provide products and services to other companies within Lockheed Martin as well as to other prime contractors and other customers around the world. At the same time, all Lockheed Martin businesses will purchase the products and services they need from the most capable, cost effective suppliers in the world, whether these suppliers are found inside or outside Lockheed Martin.

    The Corporation faces an intensely competitive environment in our key businesses, a new set of competitors and global market dynamics in our closely-related target areas of information services and commercial space, along with overall higher standards of shareholder returns.


F-22 Raptor air superiority fighter makes its first flight

[PHOTO OF F-22 RAPTOR APPEARS HERE]

----------
5

    To enhance our position as a world-class company, and in order to meet our goal of superior shareholder returns, we must continually evaluate our processes and implement changes to improve the way we do business, over and above activities designed to achieve consolidation savings. Lockheed Martin is committed to growing shareholder value by improving productivity and efficiencies, and generating additional cash flows through the sharing and implementation of "Best Practices" throughout the Corporation.

    We have identified five initiatives, to be launched in 1998, to focus our management processes on the fundamentals of cash flow generation, increased competitiveness, and continual operating margin enhancement. These initiatives can be summarized as follows:

Procurement Leverage --

As a premier high-technology systems provider, the Corporation has historically procured goods and services totaling about 50 percent of net annual sales. The financial and operational benefits from forging stronger relationships with strategic partners, embracing electronic commerce, and working more closely with our suppliers can provide improved returns to our customers and shareholders.

Receivables Reduction --

Lockheed Martin had $5 billion in receivables at year end 1997, representing opportunities to improve billing and cash collection cycles. It is estimated that a reduction of three days sales outstanding could generate over $200 million in cash flow to redeploy toward growing shareholder value.

Inventory Management --

Lockheed Martin had over $3 billion in inventories at year end 1997.
It is estimated that a five percent improvement in our inventory turnover rate could generate more than $150 million in cash flow.

Manufacturing Excellence --

We are installing a "lean thinking" mentality throughout our Corporation to reduce cycle times, improve quality, promote "just in time" manufacturing, and eliminate non-productive assets. At the


Sandia-developed air bags give Mars Pathfinder a soft landing

[PHOTO OF MARS PATHFINDER APPEARS HERE]


----------
6

"We are confident of our present and excited about our future as we look to the
-------------------------------------------------------------------------------
new challenges ahead."
----------------------


same time, we are maintaining and enhancing our standards of quality to ensure relentless focus on future Mission Success.

Employee Development --

In order to drive our productivity gains, we must continue to empower our employees with the proper tools and incentives. Productivity improvements should result in meaningful margin improvements. While each productivity step is important, so also is the strong commitment to develop new technologies and the systems that bring them to everyday use. Employee development and capability enhancement make this possible. We continue to invest about $1 billion annually in research and development efforts and bid and proposal activities to build advanced technology capabilities and win new business.

    Our employees have done a superlative job in working together as a team during a period of unprecedented consolidation in our industry. Our unrelenting drive to become more efficient and productive, and accelerate our growth outlook, provides a brighter future for our employees, attractive pricing for our customers, and higher returns for our shareholders.

    Before closing, we would like to express our admiration, gratitude and thanks to Daniel M. Tellep, the first Chairman and Chief Executive Officer of Lockheed Martin, for his dedicated and exemplary service to the Corporation and its Board of Directors. Dan has decided not to seek re-election to the Board in order to spend more time with his family in California.

    While we take pride in our history, we have challenged ourselves to improve upon the past. And while that has been our attitude since we formed Lockheed Martin on March 15, 1995, we are confident of our present and excited about our future as we look to the new challenges ahead.


March 12, 1998


/s/ Norman R. Augustine

Norman R. Augustine
Chairman


/s/ Vance D. Coffman

Vance D. Coffman
Chief Executive Officer and Vice Chairman


/s/ Peter B. Teets

Peter B. Teets
President and Chief Operating Officer

----------
7

-----------------
1997 Achievements
-----------------

---------------------------------
Space & Strategic Missiles Sector
================================================================================

[PHOTO OF MEL BRASHEARS APPEARS HERE]
Mel Brashears  President and Chief Operating Officer
---------------------------------------------------------------

- 100 percent Mission Success on five Titan, eight Atlas, one Athena and three Russian Proton vehicle launches.

- U.S. Air Force awards Lockheed Martin a development contract for the Evolved Expendable Launch Vehicle family of launchers.

- Lockheed Martin builds the External Tanks for eight successful Space Shuttle launches.

- Lockheed Martin completes demonstration tank proof testing for the X-33 in support of the VentureStar(TM) Reusable Launch Vehicle.

------------------
Electronics Sector
================================================================================

[PHOTO OF THOMAS A. CORCORAN APPEARS HERE]
Thomas A. Corcoran  President and Chief Operating Officer
---------------------------------------------------------------

- U.S. Air Force awards contract to develop and integrate modifications for the A/OA-10 aircraft fleet.

- The Raytheon TI Systems Inc./Lockheed Martin Javelin joint venture receives a contract for full-rate production.

- Lockheed Martin signs a contract to provide a vessel traffic management system to China.

- Lockheed Martin to build "smart" guidance kits for the Wind Corrected Munitions Dispenser.

-----------------------------
Information & Services Sector
================================================================================

[PHOTO OF ARTHUR E. JOHNSON APPEARS HERE]
Arthur E. Johnson  President and Chief Operating Officer
---------------------------------------------------------------

- 100 percent Mission Success on eight Space Shuttle missions launched by United Space Alliance.

- FAA selects Lockheed Martin to modernize the nation's air traffic control system, including assistance to the FAA's upgrade of computer and control systems.

- The U.K. National Air Traffic Services selects Sky Solutions Ltd. as preferred bidder for the New Scottish Centre, a new air traffic control facility. Sky Solutions is owned by Lockheed Martin and Bovis Ltd.

- The U.S. Patent and Trademark Office awards Lockheed Martin contract for information systems development and maintenance.

------------------
Aeronautics Sector
================================================================================

[PHOTO OF JAMES A. BLACKWELL, JR. APPEARS HERE]
James A. Blackwell, Jr.  President and Chief Operating Officer
---------------------------------------------------------------

- F-22 aircraft rollout April 9 and first flight September 7.

- U.S. and international customers order 42 C-130J Hercules aircraft in 1997, bringing total orders and options to 145 aircraft.

- Singapore makes follow-on order for 12 F-16 aircraft; Lockheed Martin co-produces and delivers total of 117 Fighting Falcons in 1997.

- Joint Strike Fighter: Teaming agreements with Northrop Grumman and British Aerospace; start component production for two X-35 concept demonstrators;

---------------------------
Energy & Environment Sector
================================================================================

[PHOTO OF ROBERT J. STEVENS APPEARS HERE]
Robert J. Stevens  President and Chief Operating Officer
---------------------------------------------------------------

- Industry Week magazine names the Paducah Gaseous Diffusion Plant as a Top 10 Best Plant in America.

- Sandia receives Department of Energy award for delivering a 500 percent return on investment and saving $106.3 million by turning Tritium Research Laboratory into a chemical/radiation detection research facility.

- Lockheed Martin employees at Idaho National Engineering and Environmental Laboratory, Oak Ridge Energy Systems and

[Space & Strategic Missiles Sector, continued]
================================================================================
- 100 percent Mission Success on 54 commercial, four civil and four military satellites, all manufactured by Lockheed Martin, including the first A2100 bus completed at the Corporation's new Commercial Satellite Center.

- Lockheed Martin and Russia's Intersputnik International Organization of Space Communications form a joint venture called Lockheed Martin Intersputnik to provide international telecommunications services.

- Lockheed Martin supports NASA's Mars Pathfinder, Mars Global Surveyor and Cassini planetary missions.

- Lockheed Martin assists with the successful second Hubble Space Telescope servicing mission.

- Lockheed Martin conducts 15 successful land- and sea-launched strategic and tactical missile flights.

- United Missile Defense Company is formed to strengthen National Missile Defense bid.

[Electronics Sector, continued]
================================================================================
- Lockheed Martin wins 25 domestic and international postal contracts to provide advanced recognition, automation, material handling and information management systems.

- The Lockheed Martin-Tenix joint venture to manage to completion the Jindalee Operational Radar Network in Australia.

- Spanish Ministry of Defense selects the AEGIS combat system for its F-100 frigates.

- Lockheed Martin Federal Systems-Owego attains highest rating of a company's software development capability from the Carnegie Mellon Software Engineering Institute, joining only two other companies worldwide rated at Level 5.

- A Lockheed Martin-Northrop Grumman joint venture is formed to produce Longbow Apache anti-armor missiles and missile launchers for U.S. Army.

- Ballistic Missile Defense Organization and U.S. Army conduct two successful test flights of the Patriot Advanced Capability (PAC-3) Missile.

[Information & Services Sector, continued]
================================================================================
- The Census Bureau selects Lockheed Martin to develop and install document imaging system to capture information from forms used for the Year 2000 Census.

- U.S. Air Force Space Command's 50th Space Wing selects Lockheed Martin for satellite operations, operations support, plus maintenance and training.

- The Environmental Protection Agency awards Lockheed Martin contracts to support the agency's computing and telecommunications requirements.

- The New York State Metropolitan Transportation Authority selects Lockheed Martin to outsource its information technology initiatives.

- Lockheed Martin becomes the North American Numbering Plan Administrator; signs Local Number Portability contracts serving phone carriers in 24 states. Local number portability allows customers to keep existing telephone numbers if they switch local service providers.

- Lockheed Martin wins Phase I of Consolidated Space Operations Contract.

[Aeronautics Sector, continued]
================================================================================
  successful Interim Program Review confirming we're on schedule, within budget, with robust design.

- Successful X-33 Critical Design Review, providing go-ahead to complete fabrication and assembly of subscale prototype. Linear Aerospike SR-71 Experiment validates propulsion configurations.

- Lockheed Martin and Alenia Aerospazio announce launch of C-27J medium airlifter.

- Lockheed Martin-Northrop Grumman team joins Australia's Transfield Defence (now Tenix) to compete for Wedgetail airborne early warning and control program.

- Deliver first operational Block 30 EC-130H Compass Call electronic warfare aircraft.

- Successful transition of Big Safari maintenance and modification work from Ontario plant to Palmdale; close Ontario plant as part of facilities consolidations.

- Receive U.S. Air Force contract to develop technologies/concepts for a military spaceplane.

- Aircraft & Logistics Centers begin operating January 1 following consolidation of four units into a single operating company; capture contracts totaling over $1.25 billion in 1997.

[Energy & Environment Sector, continued]
================================================================================
  Hanford are honored with Vice President Gore's "Hammer Award".

- NASA thanks Sandia for its role in the Pathfinder mission to Mars, including design and test of airbags that protected equipment during landing.

- The Joint Program Office for Unmanned Ground Vehicles selects Lockheed Martin to provide robotic systems for bomb detection.

- Sandia and eight universities will pilot the FAA's new Center of Excellence for air worthiness assurance.

- Oak Ridge Energy Systems delivers "hospital-in-a-box" prototype to the Army and Air Force.

- The U.S. Environmental Protection Agency accepts Sandia's application to open the Waste Isolation Pilot Project to store transuranic wastes.

- Department of Energy selects Lockheed Martin to eliminate solid propellant, rocket motor cases and missile canisters from former Soviet ICBMs.


----------
9

Financial Section



-----------------------------------------
Management's Discussion and            11
Analysis of Financial Condition
and Results of Operations


-----------------------------------------
The Corporation's Responsibility       25
for Financial Reporting


-----------------------------------------
Report of Ernst & Young LLP,           26
Independent Auditors


-----------------------------------------
Consolidated Statement                 27
of Earnings


-----------------------------------------
Consolidated Statement                 28
of Cash Flows


-----------------------------------------
Consolidated Balance Sheet             29


-----------------------------------------
Consolidated Statement                 30
of Stockholders' Equity


-----------------------------------------
Notes to Consolidated
Financial Statements                   31



-----------------------------------------
Consolidated Financial Data -          45
Eight Year Summary



----------
10

                                                     Lockheed Martin Corporation
================================================================================
Management's Discussion and Analysis of
Financial Condition and Results of Operations


     Lockheed Martin Corporation (Lockheed Martin or the Corporation) is a highly diversified global enterprise principally engaged in the conception, research, design, development, manufacture and integration of advanced-technology products and services. The following discussion should be read in conjunction with the audited consolidated financial statements included herein.

================================================================================
Transaction Agreement with
Northrop Grumman Corporation

On July 3, 1997, the Corporation and Northrop Grumman Corporation (Northrop Grumman) announced that they had entered into an Agreement and Plan of Merger (the Merger Agreement) to combine the companies in a transaction with a total estimated value at the announcement date of approximately $11.6 billion, including Northrop Grumman debt to be assumed by the Corporation of approximately $3.1 billion (the Merger). Under the terms of the Merger Agreement, which was approved by the respective Boards of Directors of the Corporation and Northrop Grumman, Northrop Grumman stockholders will receive
1.1923 shares of Lockheed Martin common stock for each share of Northrop Grumman common stock. On February 26, 1998, the stockholders of the Corporation approved the issuance of shares of Lockheed Martin common stock in connection with the Merger. In addition, the Corporation's stockholders approved an amendment to Lockheed Martin's charter to increase the number of authorized shares of Lockheed Martin common stock from 750 million to 1.5 billion. Also on February 26, 1998, the stockholders of Northrop Grumman approved the Merger Agreement pursuant to which Northrop Grumman is to become a wholly-owned subsidiary of Lockheed Martin.

     On March 9, 1998, the Corporation announced that it had been informed by the Department of Justice (DOJ) that the DOJ was fundamentally opposed to the Merger. The Corporation also announced on that date that it had committed to the DOJ not to close the transaction before April 24, 1998, and to develop and submit a proposal to the DOJ by April 8, 1998 designed to address the DOJ's antitrust concerns while preserving the expected benefits and efficiencies of the transaction to the Corporation and its stockholders, customers, employees and suppliers. On March 12, 1998, the DOJ informed the Corporation that it found this commitment unacceptable and demanded that the Corporation agree to certain substantial divestitures or the DOJ will proceed to court. The DOJ stated that they expected a response by March 16, 1998.

     The transaction will be accounted for using the purchase method of accounting. Concurrent with the consummation of the Merger, the Corporation will increase the amount of its one-year revolving credit facility from $1.5 billion to $2.5 billion. The operations of Northrop Grumman are expected to be reported in the Electronics, Information & Services, Aeronautics, and Energy and Other segments.

================================================================================
Transaction Agreement with
General Electric Company

On November 3, 1997, the Corporation announced a definitive agreement with General Electric Company (GE) under which Lockheed Martin would exchange the stock of a newly formed subsidiary, LMT Sub, for all of the Lockheed Martin Series A preferred stock held by GE and certain subsidiaries of GE (the GE Transaction). The Series A preferred stock, which was originally issued to GE in connection with the acquisition of GE's aerospace businesses in 1993, was convertible into approximately 29 million shares of Lockheed Martin common stock with a market value of approximately $2.8 billion at the date of the announcement of the GE Transaction.

     In accordance with the agreement, on November 17, 1997, Lockheed Martin exchanged all of the outstanding capital stock of LMT Sub for all of the outstanding Series A preferred stock held by GE and certain subsidiaries of GE. LMT Sub was composed of two non-core commercial business units which contributed approximately five percent

--------
11

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations . Continued


of the Corporation's 1997 net sales, Lockheed Martin's investment in a telecommunications partnership, and approximately $1.6 billion in cash. The cash included in the exchange was initially financed through the issuance of commercial paper. On November 20, 1997, $1.4 billion was refinanced pursuant to a note, due November 17, 2002 and bearing interest at 6.04%, from Lockheed Martin to LMT Sub. The remainder is expected to be refinanced with a note from Lockheed Martin to LMT Sub on substantially similar terms following final determination of the closing net worth of the businesses exchanged.

     The GE Transaction was accounted for at fair value, and resulted in the reduction of the Corporation's stockholders' equity by $2.8 billion and the recognition of a tax-free gain of approximately $311 million, or $1.46 per diluted share, during the fourth quarter. For purposes of determining net earnings applicable to common stock used in the computation of earnings per share, the excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Series A preferred stock ($1.0 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings in accordance with the requirements of the Emerging Issues Task Force's Issue D-42. This deemed dividend had a significant impact on the earnings per share calculations, but did not impact reported 1997 net earnings. The effect of this deemed dividend decreased basic earnings per share by $9.85, and was antidilutive in the calculation of diluted earnings per share.

================================================================================
Other Acquisitions and Divestitures


In April 1996, the Corporation purchased all of the issued and outstanding shares of common stock of Loral Corporation (Loral) for an aggregate consideration of $38 per share in cash. The purchase involved a series of transactions that resulted in (i) the distribution to stockholders of Loral, immediately prior to the consummation of the purchase, of shares of capital stock in Loral Space & Communications, Ltd. (Loral SpaceCom), a newly-formed company, which now owns and manages substantially all of Loral's former space and satellite telecommunications interests, and in which the Corporation acquired shares of preferred stock that were convertible into 20 percent of Loral SpaceCom's common stock on a diluted basis at the date of acquisition, and
(ii) the acquisition by the Corporation of Loral's defense electronics and systems integration businesses (collectively, the Loral Transaction). With regard to the Loral Transaction, the total purchase price paid, including acquisition costs, was approximately $7.6 billion. The Loral Transaction was accounted for using the purchase method of accounting. In connection with the Loral Transaction, Loral changed its name to Lockheed Martin Tactical Systems, Inc. (Tactical Systems), which became a wholly-owned subsidiary of the Corporation. The operations of Tactical Systems have been included in the results of operations of the Corporation from April 1, 1996. Effective June 30, 1997, Tactical Systems was merged with and into the Corporation.

     In March 1997, the Corporation executed a definitive agreement valued at approximately $525 million to reposition 10 non-core business units as a new independent company, L-3 Communications Corporation, in which the Corporation retained a 34.9 percent ownership interest at closing. These business units, primarily composed of high-technology, product-oriented companies, contributed approximately two percent of the Corporation's net sales during the three month period ended March 31, 1997. The transaction, which closed on April 30, 1997 with an effective date of March 30, 1997, did not have a material impact on the Corporation's earnings.

     During the third quarter of 1996, the Corporation announced its intention to distribute via an exchange offer its 81 percent interest in Martin Marietta Materials, Inc. (Materials) to its stockholders (the Exchange Offer). Under the terms of the Exchange Offer, the Corporation's stockholders were given the opportunity to exchange each Lockheed Martin common share held for 4.72 common shares of Materials on a tax-free basis. The Exchange Offer



----------
12

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------



expired by its terms on October 18, 1996 and was oversubscribed. On October 23, 1996, approximately 7.9 million shares of the Corporation's common stock were exchanged for the 37.35 million shares of Materials common stock held by the Corporation. Upon the closing of this transaction, the Corporation had no remaining ownership interest in Materials and had reduced its common shares outstanding by approximately four percent. This fourth quarter 1996 exchange was accounted for at fair value, resulting in the reduction of the Corporation's stockholders' equity by $750 million and the recognition of a pretax gain of $365 million.

     In November 1996, the Corporation announced the proposed divestiture of two of its business units, Armament Systems and Defense Systems, to General Dynamics Corporation (General Dynamics). This transaction, which concluded with the Corporation's receipt of $450 million in cash on January 2, 1997, had no pretax effect on the results of operations for 1996 or 1997. At December 31, 1996, $450 million, representing the net assets of the two business units, was included in other current assets.

     On a combined basis, the Materials exchange and the Armament Systems and Defense Systems divestiture noted above increased 1996 net earnings by $351 million, or $1.59 per diluted share.

================================================================================
Results of Operations


The Corporation's operating cycle is long-term and involves various types of production contracts with varying production delivery schedules. Accordingly, results of a particular year, or year-to-year comparisons of recorded sales and profits, may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

     The Corporation's consolidated net sales for 1997 were a record $28.1 billion. Net sales for the year were four percent greater than 1996 net sales, which in turn were 18 percent greater than 1995 net sales. Sales increases for 1997 in the Space & Strategic Missiles, Aeronautics and Information & Services segments, as well as the inclusion of the operations of Tactical Systems for a full year, more than offset the reduction of sales due to divested operations. The 1996 increase principally resulted from the inclusion of the operations of Tactical Systems from April 1, 1996, which more than offset sales decreases in the Aeronautics segment. The U.S. Government remained the Corporation's largest customer, comprising 66 percent of the Corporation's net sales for 1997 compared to 70 percent in 1996 and 69 percent in 1995.

     The Corporation's operating profit (earnings before interest and taxes) was approximately $2.8 billion in 1997, a two percent increase from the $2.7 billion reported in 1996. Operating profit for 1996 was significantly greater than the $1.4 billion reported in 1995. However, the reported amounts for each of the three years presented included the financial impacts of various nonrecurring and unusual items, the details of which are described below. Excluding the effects of these nonrecurring and unusual items for each year, operating profit for 1997 would have been approximately nine percent greater than the 1996 amount, which in turn would have been approximately 29 percent greater than the 1995 amount. For 1997 compared to 1996, increases in operating profits at the Space & Strategic Missiles and Aeronautics segments more than offset a reduction in operating profit at the Information & Services segment. A significant portion of the 1996 increase resulted from the inclusion of the operations of Tactical Systems. Additional growth in

================================================================================

------------------------------------------

Net Sales

In millions


                           [BAR GRAPH APPEARS HERE]



(a) Includes the effects of the business combination with Loral Corporation since April 1996.

----------
13

--------------------------------------------------------------------------------


Management's Discussion and Analysis of Financial Condition and Results of Operations . Continued


operating profit in 1996 resulted from increases in the Space & Strategic Missiles and Electronics segments, slightly offset by declines in the Aeronautics segment.

     During the fourth quarter of 1997, in addition to recording the tax-free gain resulting from the GE Transaction, the Corporation recorded nonrecurring and unusual pretax charges, net of state income tax benefits, totaling $457 million. These charges were identified in connection with the Corporation's review, which concluded in the fourth quarter, of non-strategic lines of business, non-core investments and certain other assets. Approximately $200 million of the pretax charges reflected the estimated effects of exiting non-strategic lines of business, including amounts related to the fixed price systems development line of business in the area of children and family services, and related to increases in estimated exposures relative to the environmental remediation lines of business initially identified in 1996 and for which initial estimates of exposure were provided in the fourth quarter 1996 charges. These increases in estimated exposures were based on more current information, including deterioration in a partner's financial condition as evidenced by the partner seeking protection under the bankruptcy laws. The remaining charges reflected impairments in the values of various non-core investments and certain other assets in keeping with the Corporation's continued focus on core operations.

     Operating profit in 1996 included the gain on the Materials exchange discussed previously. In addition, during the fourth quarter of 1996, the Corporation recorded nonrecurring pretax charges, net of state income tax benefits, of $307 million. Approximately one-half of the charges reflected the estimated effects of terminating a relationship formed to provide environmental remediation services to government and commercial customers worldwide, and the initial estimated effects related to management's decision to exit a certain environmental remediation line of business. Charges of approximately $85 million were identified in connection with an evaluation of the Corporation's future strategic focus, and reflected impairments in the values of non-core investments and certain other assets which were other than temporary in nature. The remaining charges of approximately $75 million were related to costs for facility closings and transfers of programs resulting from management's decision to include the operations of Tactical Systems in the Electronics, Information & Services, and Energy and Other segments.

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

     Reported net earnings for 1997 were $1.30 billion, which was approximately three percent lower than the net earnings reported in 1996. Reported 1996 net earnings of

================================================================================

------------------------------------------
Net Earnings

In millions


                           [BAR GRAPH APPEARS HERE]


(a)Includes the effects of the business combination with Loral Corporation since April 1996.

(b) Excluding the effects of the gain on the transaction with GE, and the charges relating to certain lines of business in the areas of children and family services systems development and environmental remediation, and impairments in values for certain assets, 1997 net earnings would have been $1,292 million.

(c) Excluding the effects of the Materials exchange, the divestiture of two business units, and the charges associated with the environmental remediation business, impairments in values for certain assets, and other costs, 1996 net earnings would have been $1,205 million.

(d) Excluding the effects of the merger related and consolidation charges, 1995 net earnings would have been $1,118 million.


----------
14

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------



$1.35 billion were significantly greater than the 1995 net earnings of $682 million. The 1997 reported amount includes the Corporation's tax-free gain of $311 million, or $1.46 per diluted share, resulting from the GE Transaction, and the after-tax effects of the nonrecurring and unusual charges described above, which decreased net earnings by $303 million, or $1.42 per diluted share. The 1996 reported amounts include the after-tax effects of the Materials exchange and the provision for the after-tax effect of the Corporation's divestiture of its Armament Systems and Defense Systems business units. On a combined basis, the Materials exchange and the divestiture noted above increased 1996 net earnings by $351 million, or $1.59 per diluted share. The 1996 reported amounts also include the after-tax impact of the nonrecurring charges described above, which decreased net earnings by $209 million, or $.94 per diluted share. The 1995 reported amounts include the after-tax effects of the merger related and consolidation charges identified above of $436 million, or $1.97 per diluted share. Excluding the effects of these nonrecurring and unusual items, net earnings for 1997 would have been slightly more than $1.29 billion, representing a seven percent increase from the adjusted 1996 net earnings of approximately $1.20 billion. The adjusted 1996 net earnings amount would have been eight percent higher than the adjusted 1995 net earnings amount of approximately $1.12 billion.

     All earnings per share amounts have been computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Prior year amounts computed under the new standard do not differ significantly from amounts computed under previous guidance. For purposes of determining net earnings applicable to common stock used in the computation of earnings per share, the excess fair value of assets transferred to GE over the carrying value of the preferred stock (approximately $1.8 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings in accordance with the requirements of the Emerging Issues Task Force's Issue D-42. This deemed dividend had a significant impact on the earnings per share calculations, but did not impact reported 1997 net earnings. The effect of this deemed dividend decreased basic earnings per share by $9.85 and diluted earnings per share by $8.55. Accordingly, the 1997 diluted loss per share is not presented on the Consolidated Statement of Earnings as the calculated amount was antidilutive as compared to the calculated basic loss per share of $3.12. Basic and diluted earnings per share amounts reported were $6.80 and $6.09 for 1996, and $3.28 and $3.09 for 1995, respectively.

     The Corporation's reported 1997, 1996, and 1995 diluted earnings per share before the deemed preferred stock dividend were $6.09, $6.09, and $3.09, respectively. Excluding the effects of the nonrecurring and unusual items described above, diluted earnings per share before the deemed preferred stock dividend for 1997, 1996, and 1995 would have been $6.05, $5.44, and $5.06, respectively.

     The Corporation's debt to capitalization ratio increased from 63 percent at December 31, 1996 to just under 70 percent at December 31, 1997. Total debt (including short-term


================================================================================

-------------------------------------------------
Diluted Earnings Per Share Before
Deemed Preferred Stock Dividend

In dollars


                           [BAR GRAPH APPEARS HERE]


(a) Includes the effects of the business combination with Loral Corporation since April 1996.

(b) Excludes the effects of a deemed preferred stock dividend in determining net earnings applicable to common stock in the computation of earnings per share which resulted from the GE Transaction. The effect of this deemed dividend was to decrease basic earnings per share by $9.85, and was antidilutive relative to diluted earnings per share.

(c) Excluding the effects of the gain on the transaction with GE, and the charges related to certain lines of business in the areas of children and family services systems development and environmental remediation, and impairments in values for certain assets, 1997 diluted earnings per share would have been $6.05.

(d) Excluding the effects of the Materials exchange, the divestiture of two business units, and the charges associated with the environmental remediation business, impairments in values for certain assets, and other costs, 1996 diluted earnings per share would have been $5.44.

(e) Excluding the effects of the merger related and consolidation charges, 1995 diluted earnings per share would have been $5.06.

----------
15

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations . Continued


borrowings) at December 31, 1997 increased to $11.9 billion from $11.5 billion at December 31, 1996 while stockholders' equity decreased to $5.2 billion at December 31, 1997 from nearly $6.9 billion at December 31, 1996. These changes principally resulted from the increase in long-term debt and the redemption of the Series A preferred stock in connection with the GE Transaction. The Corporation paid common dividends of $299 million in 1997, or $1.60 per common share.

================================================================================
Industry Considerations


The Corporation's primary lines of business are in high technology systems for aerospace and defense, serving both government and commercial customers. In recent years, domestic and worldwide political and economic developments have strongly affected these markets, requiring significant adaptation by market participants.

     Reductions in the Federal defense budget for research, development, test and evaluation, and procurement over the last several years have caused continued pressures on participants in the aerospace and defense industry to consolidate in order to maintain critical mass and achieve production economies. The Corporation has been at the forefront of the consolidation within the industry, as evidenced by the acquisitions of the aerospace businesses of GE, the Fort Worth and Space Systems divisions of General Dynamics, the defense electronics and systems integration businesses of Loral, and the pending acquisition of Northrop Grumman. These transactions, combined with other strategic acquisitions and alliances, have broadened the Corporation's business portfolio, created opportunities for increased efficiency and cost competitiveness, improved access to new markets and reduced the impact of exposure to specific defense budget reductions.

     The pending acquisition of Northrop Grumman is the latest action taken by the Corporation to solidify its position in the aerospace and defense industry. Northrop Grumman operates principally in the electronics, aircraft and information technology segments of the defense industry as a designer, systems integrator and manufacturer of military surveillance and combat aircraft, defense electronics and systems, airspace management systems, information systems, marine systems, precision weapons, space systems, and commercial and military aerostructures. Northrop Grumman itself has been an active participant in the consolidation of the industry through its acquisitions of Vought Corporation, the defense electronics businesses of Westinghouse Corporation, and Logicon Corporation. The acquisition of Northrop Grumman, if consummated, will strengthen the Corporation's business portfolio in several key areas and broaden its product lines and range of technologies.

     In addition to the acquisition actions noted above, the Corporation's management has been active in identifying and divesting its less well-positioned and non-core businesses. Such actions include the exchange of the remaining ownership interest in Materials, the divestiture of the Armament Systems and Defense Systems businesses to General Dynamics, the repositioning of non-core businesses as L-3 Communications Corporation, and the exchange of non-core businesses and cash for GE's preferred stock holdings in the Corporation. In addition, the Corporation transferred its Space Shuttle processing operations to United Space Alliance (USA), a joint venture with The Boeing Company which has become NASA's prime Space Shuttle operations contractor. These actions have helped the


================================================================================

------------------------------------------------
Dividends Per Common Share

In dollars


                           [BAR GRAPH APPEARS HERE]





----------
16

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------



Corporation's management focus its attention on core competencies. The Corporation's management and Board of Directors will continue to periodically review the Corporation's strategic plans, which include the possibility of further acquisitions and divestitures, joint ventures and other new business relationships with aerospace and defense companies.

     Recently, the U.S. Department of Defense delivered to Congress a proposed budget for fiscal year 1999 that increases weapons procurement by eight percent over last year's level, ending a 12-year period of decline. Also, the Department of Defense proposed a five-year budget that would ultimately exceed the $60 billion target in procurement endorsed in the government's Quadrennial Defense Review. This target is considered the minimum necessary to adequately modernize aging ships, aircraft and other equipment. The potential end to the decline in defense budgets, combined with a trend toward outsourcing of information technology functions by federal, state, and local governments and an increase in civil and commercial space activity, may result in an improved industry market environment in future periods.

     The Corporation continued to achieve an excellent mission success record during 1997, with a 96 percent success rating out of 640 events such as test flights, rocket firings, missile launches and satellite deployments. In the new business competition arena, the Corporation won more than two-thirds of its competitions based on dollars bid, which was above its 1996 performance. To date, the Corporation's major programs generally have been well supported, but uncertainty exists over the size and scope of future defense and space budgets and their impact on specific programs. Some of the Corporation's programs have been delayed, curtailed or terminated, and future spending reductions and funding limitations could further impact these programs or have similar effects on other existing or emerging programs.

     As a U.S. Government contractor, the Corporation's government contracts and operations are subject to government oversight. The government may investigate and make inquiries of the Corporation's business practices and conduct audits of contract performance and cost accounting. These investigations may lead to claims against the Corporation. Under U.S. Government procurement regulations and practices, an indictment of a government contractor could result in that contractor being fined and/or suspended for a period of time from eligibility for bidding on, or for award of, new government contracts; a conviction could result in debarment for a specified period of time. Although the outcome of such investigations and inquiries cannot be predicted, in the opinion of management, there are no claims, audits or investigations pending against the Corporation that are likely to have a material adverse effect on the Corporation's business or its consolidated results of operations or financial position.

     The Corporation remains exposed to other inherent risks associated with U.S. Government contracting. These risks include technological uncertainties and obsolescence, changes in government policies and dependence on annual Congressional appropriation and allotment of funds.

     Progress has been made in expanding the Corporation's presence in related commercial and non-defense markets, most notably in space and telecommunications activities, information management and systems integration. Although these lines of business are not dependent on defense budgets, they share many of the risks associated with the Corporation's primary businesses, as well as others unique to the commercial marketplace. Such risks include development of competing products, technological feasibility, product obsolescence and the risks inherent in conducting business internationally. The Corporation has advanced funds to a foreign subcontractor for the manufacture of launch vehicles and related launch services. At December 31, 1997, such advances totaled approximately $450 million and were included in inventories.


----------
17

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations . Continued


================================================================================
Discussion of Business Segments


The Corporation's operations are divided into five business segments: Space & Strategic Missiles; Electronics; Information & Services; Aeronautics; and Energy and Other. Certain amounts for prior years have been reclassified to conform with the 1997 presentation.

     The following table displays net sales for the Lockheed Martin business segments for each of the three years in the period ended December 31, 1997, which correspond to the segment information presented in Note 17 to the consolidated financial statements.


(In millions)                                   1997          1996          1995
================================================================================
Net Sales
  Space & Strategic Missiles                 $ 8,303       $ 7,904       $ 7,813
  Electronics                                  7,069         6,675         3,357
  Information & Services                       6,468         5,893         4,173
  Aeronautics                                  6,045         5,596         6,617
  Energy and Other                               184           807           893
--------------------------------------------------------------------------------
                                             $28,069       $26,875       $22,853
================================================================================


     Operating profit by industry segment for each of the three years in the period ended December 31, 1997, including the effects of the nonrecurring and unusual items discussed previously, is displayed in the table below. This information also corresponds to the segment information presented in Note 17 to the consolidated financial statements.


(In millions)                                   1997          1996          1995
================================================================================
Operating Profit
  Space & Strategic Missiles                  $1,053        $  973        $  463
  Electronics                                    594           673           224
  Information & Services                         163           290           267
  Aeronautics                                    612           441           394
  Energy and Other                               357           356            29
--------------------------------------------------------------------------------
                                              $2,779        $2,733        $1,377
================================================================================


     The following table displays the pretax impact of the nonrecurring and unusual items discussed earlier as reflected in each segment's operating profit for each of the three years presented.


(In millions)                                   1997          1996          1995
================================================================================
Nonrecurring and Unusual Items:
Consolidated Effects
  Gain on GE Transaction                      $  311        $   --        $  --
  Gain on Materials exchange                      --           365           --
  Nonrecurring and unusual charges              (457)         (307)          --
  Merger related and
   consolidation expenses                         --            --         (690)
--------------------------------------------------------------------------------
                                              $ (146)       $   58        $(690)
--------------------------------------------------------------------------------
Segment Effects
  Space & Strategic Missiles                  $  (87)       $  (25)       $(263)
  Electronics                                    (69)           --          (93)
  Information & Services                        (163)          (86)         (24)
  Aeronautics                                    (44)          (46)        (138)
  Energy and Other                               217           215         (172)
--------------------------------------------------------------------------------
                                              $ (146)       $   58        $(690)
================================================================================


     In an effort to make the following discussion of significant operating results of each business segment more understandable, the impact of these nonrecurring and unusual items discussed earlier have been excluded.

================================================================================
Space & Strategic Missiles


Net sales of the Space & Strategic Missiles segment increased by five percent in 1997 compared to 1996 and by one percent in 1996 compared to 1995. The 1997 increase was the result of greater Proton D-1-e launch services volume as well as an increase in revenue from commercial satellite programs. Increases in commercial satellite systems volume and classified program activities in 1996 compared to 1995 were largely offset by the timing of Atlas II and Atlas E launches (seven successful launches in 1996 versus 12 in 1995) and from reduced volume on the Trident fleet ballistic missile program.

     Operating profit for the segment increased by 14 percent in 1997 compared to 1996 and by 37 percent in 1996 compared to 1995. The 1997 increase resulted from an increase in the profitability of Atlas launches combined with


----------
18

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------


the increase in Proton D-1-e launch activity mentioned above. The increase in 1996 was attributable to the increases in commercial satellite volume and classified program activities discussed above, margin expansion from improved cost performance on the Corporation's Titan and Atlas launch vehicle programs and timing of the recognition of award and incentive fees on certain space programs.

================================================================================
Electronics

Net sales of the Electronics segment increased by six percent in 1997 compared to 1996 after having doubled in 1996 compared to 1995. The 1997 net sales amount reflects the inclusion of a full year of the operations of certain Tactical Systems companies versus nine months in 1996. However, this increase is offset by the divestiture of the Corporation's Armament Systems and Defense Systems businesses to General Dynamics at the beginning of 1997. Adjusting the results of operations to reflect these companies on a comparable basis, net sales in 1997 would have decreased by two percent compared to 1996. The 1996 net sales amount reflected the inclusion of the operations of certain Tactical Systems companies since April 1, 1996. Excluding the operations of the Tactical Systems companies, 1996 net sales for the segment would have increased by 12 percent compared to 1995. This increase was principally attributable to volume increases in a variety of government and commercial electronics programs and the inclusion of the operations of the aircraft controls business formerly owned by GE, which was acquired in the fourth quarter of 1995.

     Operating profit for the segment in 1997 was comparable to 1996 after having increased by 112 percent in 1996 compared to 1995. As was the case with net sales, 1997 operating profit reflects the inclusion of a full year of operations of certain Tactical Systems companies and does not include the operations of the businesses divested to General Dynamics, while the 1996 operating profit reflects the inclusion of the operations of the Tactical Systems companies since April 1, 1996. Adjusting the results of operations to reflect the Tactical Systems companies and the businesses divested to General Dynamics on a comparable basis, operating profit for the segment would have decreased by seven percent in 1997 compared to 1996 and would have increased by 28 percent in 1996 compared to 1995. The net decrease in 1997 was primarily the result of investments in new programs, while the 1996 increase was principally the result of the production volume increases discussed above as well as the inclusion in 1995 of contract charges related to the LANTIRN program close-out.

================================================================================
Information & Services

Net sales of the Information & Services segment increased by 10 percent in 1997 compared to 1996, and by 41 percent in 1996 compared to 1995. The 1997 net sales increase reflected an increase in sales volume related to commercial products, systems integration programs and information systems programs. The inclusion of a full year of the operations of certain Tactical Systems companies in 1997 versus nine months in 1996 was offset by the effect of the absence of the L-3 operations and the Corporation's Space Shuttle processing operations. The 1996 increase is principally due to the inclusion of the operations of certain Tactical Systems companies since April 1, 1996. Excluding the operations of those businesses, 1996 net sales would have been comparable to 1995 levels. Increases in commercial product distribution activities in 1996 were largely offset by the transfer of the Corporation's contracts for Space Shuttle processing operations to USA as mentioned previously. The operations of the Access Graphics business unit, which was divested in the GE Transaction, generated approximately 19 percent of the segment's net sales in 1997.

     Operating profit for the segment decreased by 13 percent in 1997 compared to 1996 after having increased by 29 percent in 1996 compared to 1995. However, adjusting the results of operations to reflect the companies divested in the L-3 transaction and the Tactical Systems companies on a comparable basis, operating profit in 1997 would have decreased by six percent compared to 1996 while operating profit in 1996 would have decreased by 30 percent compared

----------
19

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations . Continued


to 1995. The 1997 decrease was caused primarily by unfavorable performance in the operations of a majority-owned subsidiary and by charges recorded in the Corporation's graphics technology line of business. The 1996 decrease from 1995 was principally the result of charges taken in 1996 related to certain information systems contracts and accounts, and from losses experienced at two of the Corporation's commercial subsidiaries.

================================================================================
Aeronautics

Net sales of the Aeronautics segment increased by eight percent in 1997 compared to 1996 after decreasing by 15 percent in 1996 compared to 1995. The 1997 increase principally resulted from increased deliveries of F-16 fighter aircraft. The net sales decrease in 1996 was principally due to fewer deliveries of both F-16 fighter and C-130 airlift aircraft.

     Operating profit increased by 35 percent in 1997 compared to 1996 after decreasing by eight percent in 1996 compared to 1995. The increase in 1997 resulted from the greater number of F-16 aircraft deliveries previously mentioned, completion of significant flight performance milestone events and margin improvements on the C-130 program, and increased margins in the manufacture of thrust reversers. The Corporation's thrust reverser business was divested in the GE transaction during the fourth quarter of 1997. The 1996 operating profit decrease compared to 1995 was principally the result of the volume decreases discussed previously.

================================================================================
Energy and Other

Net sales of this segment decreased significantly in 1997 compared to 1996, and by 10 percent in 1996 compared to 1995. The net sales decreases for both periods were principally the result of the divestiture of Materials during the fourth quarter of 1996.

     Operating profit for this segment was relatively unchanged in 1997 compared to 1996 after having decreased by 30 percent in 1996 compared to 1995. Improvement in the Corporation's performance on certain environmental programs coupled with gains related to dispositions of miscellaneous Corporate investments essentially offset the absence of the results of operations of Materials which was divested in 1996. The net decrease in 1996 compared to 1995 principally resulted from losses on certain environmental programs.

================================================================================
Backlog

Total negotiated backlog of $47.1 billion at December 31, 1997 included both unfilled firm orders for the Corporation's products for which funding has been authorized and appropriated by the customer (Congress, in the case of U.S. Government agencies) and firm orders for which funding has not been appropriated. The following table shows total backlog by segment at the end of each of the last three years:


(In millions)                                   1997          1996          1995
================================================================================
Backlog
  Space & Strategic Missiles                 $16,834       $19,463       $18,066
  Electronics                                  9,849        10,650         5,271
  Information & Services                       6,674         6,718         3,005
  Aeronautics                                 13,456        13,408        14,775
  Energy and Other                               246           167             8
--------------------------------------------------------------------------------
                                             $47,059       $50,406       $41,125
================================================================================


-----------------------------------------------------

Negotiated Backlog

In millions

                           [BAR GRAPH APPEARS HERE]


(a) Includes the effects of the business combination with Loral Corporation since April 1996.

----------
20

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------


     Total Space & Strategic Missiles backlog decreased by 14 percent in 1997 compared to 1996 after having increased by eight percent in 1996 compared to 1995. The decrease in 1997 resulted principally from a reduction in classified backlog and a finalization of the Corporation's backlog recognition policy for the SBIRS program. The increase in 1996 occurred principally from new orders received for Titan, Atlas and Proton launch vehicle services and the SBIRS program.

     In the Electronics segment, total backlog decreased by eight percent in 1997 compared to 1996 after more than doubling in 1996 compared to 1995. The 1997 decrease was caused by the absence of backlog related to the businesses that were divested to General Dynamics during 1997. The 1996 increase was due to the addition of the backlog of the Tactical Systems companies acquired in 1996. Excluding the acquired backlog of the Tactical Systems companies, backlog in 1996 for the segment would have decreased by three percent compared to 1995. This decrease was principally the result of the net effect of close-outs of completed government electronics contracts during the year.

     Total Information & Services backlog decreased slightly in 1997 compared to 1996, and increased by 124 percent in 1996 compared to 1995. The decrease in 1997 resulted from the absence of backlog related to the companies that were divested to L-3 during 1997. If the 1996 end of year backlog of L-3 is excluded, backlog in 1997 would have increased by eight percent compared to 1996, principally because of new orders generated in a number of the segment's information technology businesses. The significant 1996 increase was due to the addition of the backlog of the Tactical Systems companies acquired in 1996. Excluding the acquired backlog of the Tactical Systems companies, backlog in 1996 for the segment would have increased by 25 percent compared to 1995. This increase was principally the result of new information management services contract awards.

     In the Aeronautics segment, total backlog increased slightly in 1997 compared to 1996 and decreased by nine percent in 1996 compared to 1995. In 1997, the segment's C-130 airlift aircraft backlog increased due to the receipt of new orders. These new orders offset a reduction in F-16 fighter aircraft backlog and the divestiture of the segment's thrust reverser program backlog to GE during 1997. In 1996, F-16 aircraft backlog decreased, primarily reflecting deliveries of aircraft exceeding new orders. Decreases in backlog for the F-22 air-superiority fighter aircraft program, currently in the development phase, also contributed to the 1996 decrease.

================================================================================
Liquidity and Cash Flows

Cash provided by operating activities was approximately $1.2 billion in 1997, compared with $1.6 billion and $1.3 billion of cash provided in 1996 and 1995, respectively. As in the prior years, positive cash flows were derived in large part from operating profits before deducting non-cash charges for depreciation and amortization of property and intangible assets, offset in part by working capital increases. Cash provided by operating activities also includes the effect of merger related and consolidation payments of $68 million in 1997, $244 million in 1996, and $208 million in 1995.

================================================================================

----------------------------------------------

Net Cash Provided by Operating
Activities

In millions

                           [BAR GRAPH APPEARS HERE]


(a) Includes the effects of the business combination with Loral Corporation since April 1996.

----------
21

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations . Continued


     Cash provided by investing activities was $185 million in 1997, compared with $8.0 billion and $699 million used for investing activities in 1996 and 1995, respectively. The disposition of the Armament Systems and Defense Systems businesses to General Dynamics and divestiture of the L-3 businesses more than offset additions to property, plant and equipment in 1997. The Corporation used approximately $7.3 billion of cash in 1996 to finance the Loral Transaction. Property, plant and equipment additions in 1996 were 47 percent higher compared to 1995, reflecting the inclusion of the capital spending activity of the Tactical Systems business units as well as approximately $150 million related to the Lockheed Martin integration and consolidation program. The Corporation continually monitors its capital spending in relation to current and anticipated business needs. Facilities are added, consolidated, modernized or disposed of as business circumstances dictate.

     Approximately $1.4 billion of cash was used for financing activities during 1997, compared with cash provided by financing activities of $5.7 billion in 1996 and cash used for financing activities of $579 million in 1995. During 1997, the Corporation decreased its short-term borrowings significantly, while long-term debt increased primarily due to the financing of the GE Transaction, which resulted in the redemption of the Corporation's preferred stock. Approximately $7.6 billion of indebtedness was incurred in 1996 in connection with the consummation of the Loral Transaction. Approximately $876 million of long-term debt will mature in 1998.

     The Corporation receives advances on certain contracts and uses them to finance the inventories required to complete the contracted work. Approximately $2.8 billion of advances related to work in process at December 31, 1997 have been received from customers and were recorded as reductions of inventories in the Corporation's consolidated balance sheet. In addition, advances of approximately $3.6 billion at the end of 1997 have been recognized as current liabilities, mostly related to contracts with foreign governments and commercial customers.

================================================================================
Capital Structure and Resources

Total debt, including short-term borrowings, increased to approximately $11.9 billion at the end of 1997 from approximately $11.5 billion at the end of 1996. The net decrease in short-term borrowings of $866 million and the repayment of $219 million of long-term debt were more than offset by borrowings incurred to finance the GE Transaction. Most of the Corporation's long-term debt is in the form of publicly issued, fixed-rate Notes and Debentures. Stockholders' equity decreased to approximately $5.2 billion at December 31, 1997 from a balance of nearly $6.9 billion one year ago. Stockholders' equity activity for 1997 included a reduction of approximately $2.8 billion in connection with the redemption of the preferred stock previously held by GE. Consequently, the Corporation's total debt to capitalization ratio (including short-term borrowings) increased from 63 percent at December 31, 1996 to nearly 70 percent at December 31, 1997.

     At the end of 1997, the Corporation had a 4-year revolving credit facility in the amount of $3.5 billion and a one-year revolving credit facility in the amount of $1.5 billion (collectively, the Credit Facilities). No borrowings were outstanding under the Credit Facilities at December 31, 1997. However, the Credit Facilities support commercial paper borrowings of approximately $1.5 billion outstanding at December 31, 1997. Of this amount, $1.0 billion has been classified as long-term debt in the Corporation's consolidated balance sheet based on management's ability and intention to maintain this amount of debt outstanding for at least one year.

     The Corporation has entered into standby letter of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts. At December 31, 1997, the Corporation had contingent liabilities on outstanding letters of credit, guarantees and other arrangements aggregating approximately $1.2 billion.

     Cash on hand and temporarily invested, internally generated funds, and available financing resources as detailed above are expected to be sufficient to meet the anticipated

----------
22

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------


operating, consolidation and debt service requirements, discretionary investment needs and capital expenditures of the Corporation. Consistent with the Corporation's desire to generate cash to reduce debt, management anticipates that, subject to prevailing financial, market and economic conditions, the Corporation may divest other non-core businesses or surplus properties.

================================================================================
Environmental Matters


As more fully described in Note 16 to the consolidated financial statements, the Corporation entered into a consent decree with the U.S. Environmental Protection Agency (EPA) relating to certain property in Burbank, California, which obligated the Corporation to design and construct facilities to monitor, extract and treat groundwater, and to operate and maintain such facilities for approximately eight years. A second consent decree is being finalized which will obligate the Corporation to fund the continued operation and maintenance of these facilities through the year 2018. The Corporation has also been operating under a cleanup and abatement order from the California Regional Water Quality Control Board (the Regional Board) affecting its Burbank facilities. This order requires site assessment and action to abate groundwater contamination by a combination of groundwater and soil cleanup and treatment. Anticipated future costs for these projects are estimated to approximate $170 million.

     The Corporation is responding to three administrative orders issued by the Regional Board in connection with the Corporation's former Lockheed Propulsion Company facilities in Redlands, California. Under the orders, the Corporation is investigating the impact and potential remediation of regional groundwater contamination by perchlorates and chlorinated solvents. The Regional Board has approved the Corporation's plan to maintain public water supplies with respect to chlorinated solvents during this work, and the Corporation is negotiating with local water purveyors to implement this plan, as well as to address water supply concerns relative to perchlorate contamination. The Corporation estimates that expenditures required to implement work currently approved will be approximately $110 million.

     The Corporation records appropriate financial statement accruals for environmental issues in the period in which it is probable that a liability has been incurred and the amounts can be reasonably estimated. In addition to the matters with respect to the Burbank property and the Redlands property described above, the Corporation has accrued approximately $260 million at December 31, 1997 for other matters in which an estimate of financial exposure could be determined. Management believes, however, that it is unlikely that any additional liability the Corporation may incur for known environmental issues would have a material adverse effect on its consolidated results of operations or financial position.

     The Corporation is a party to various proceedings and potential proceedings related to environmental clean-up issues, including matters at various sites where it has been designated a Potentially Responsible Party (PRP) by the EPA or by a state agency. In the event the Corporation is ultimately found to have liability at those sites where it has been designated a PRP, the Corporation anticipates that the actual burden for the costs of remediation will be shared with other liable PRPs. Generally, PRPs that are ultimately determined to be responsible parties are strictly liable for site clean-ups and usually agree among themselves to share, on an allocated basis, the costs and expenses for investigation and remediation of hazardous materials. Under existing environmental laws, however, responsible parties are jointly and severally liable and, therefore, the Corporation is potentially liable for the full cost of funding such remediation. In the unlikely event that the Corporation were required to fund the entire cost of such remediation, the statutory framework provides that the Corporation may pursue rights of contribution from the other PRPs. Among the variables management must assess in evaluating costs associated with these sites are changing cost estimates,

----------
23

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations . Continued


continually evolving governmental environmental standards and cost allowability issues. Therefore, the nature of these environmental matters makes it extremely difficult to estimate the timing and amount of any future costs that may be necessary for remedial matters. The Corporation is currently unable to predict the outcome of these matters, inasmuch as the actual costs of remedial actions have not been determined and the allocation of liabilities among parties that ultimately may be found liable remains uncertain.

     In 1994, the Corporation was awarded a $180 million fixed price contract by the U.S. Department of Energy (DOE) for the Phase II design, construction and limited test of remediation facilities, and the Phase III full remediation of waste found in Pit 9, located on the Idaho National Engineering and Environmental Laboratory reservation. The Corporation has incurred significant unanticipated costs and scheduling issues due to complex technical and contractual matters which threaten the viability of the overall Pit 9 program. Management completed its investigation to identify and quantify the overall effect of these matters, and summarized its findings in a request for equitable adjustment (REA) which was delivered to the DOE on March 31, 1997. The provisions of the REA include, but are not limited to, the recovery of a portion of unanticipated costs incurred by the Corporation and the restructuring of the contract to provide for a more equitable sharing of the risks associated with the Pit 9 project. To better focus the Corporation's management resources on resolving these issues, the management and reporting structure of the Pit 9 program were changed in September 1997; however, the Corporation has been unsuccessful in reaching any agreements with the DOE on cost recovery or other contract restructuring matters. As a result, the Corporation has reduced work activities at the Pit 9 site, is awaiting technical direction from the DOE, and is in the process of preparing a certifiable claim.

     On February 27, 1998, the Corporation received a cure notice alleging that certain actions taken by the Corporation are conditions endangering performance of the Pit 9 contract. The notice advised that, unless these conditions are cured within 30 days, the contract may be terminated for default. The Corporation believes that termination for default is neither permissible under the Pit 9 contract nor warranted under the circumstances and is preparing its response.

================================================================================
Other Matters


     The Corporation is nearing completion of its assessments of the computer systems affected by the Year 2000 issue, and completion of the development of plans to resolve the issues identified in the assessments. These plans provide for systems to be Year 2000 compliant by the end of 1999. Based on information currently available from the work performed, management does not expect that the amounts to be expensed for Year 2000 activities over the next two years will have a material impact on the Corporation's consolidated results of operations or financial position.

     The Corporation uses forward exchange contracts to manage its exposure to fluctuations in foreign exchange rates. These contracts are designated as qualifying hedges of firm commitments or specific anticipated transactions, and related gains and losses on the contracts are recognized in income when the hedged transaction occurs. At December 31, 1997, the amounts of forward exchange contracts outstanding, as well as the amounts of gains and losses recorded during the year, were not material. The Corporation does not hold or issue derivative financial instruments for trading purposes.

----------
24

                                                     Lockheed Martin Corporation
================================================================================
The Corporation's Responsibility
for Financial Reporting


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

     The Corporation's management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements which document the Corporation's business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of written codes of ethics and standards of business conduct, and through ongoing education and review programs designed to create a strong compliance environment.

     The Audit and Ethics Committee of the Board of Directors is composed of eight outside directors. This Committee meets periodically with the independent auditors, internal auditors and management to review their activities.

     The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows.



/s/ Marcus C. Bennett                         /s/ Todd J. Kallman

Marcus C. Bennett                             Todd J. Kallman
Executive Vice President and                  Vice President and Controller
Chief Financial Officer

----------
25

                                                     Lockheed Martin Corporation
================================================================================
Report of Ernst & Young LLP,
Independent Auditors


Board of Directors and Stockholders
Lockheed Martin Corporation

     We have audited the accompanying consolidated balance sheet of Lockheed Martin Corporation as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lockheed Martin Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                              /s/ ERNST & YOUNG LLP


Washington, D.C.

January 19, 1998, except for Note 2 and
  the next to the last paragraph of Note 16, as to which the date is March 12, 1998


----------
26

                                                     Lockheed Martin Corporation
================================================================================
Consolidated Statement of Earnings





                                                      Year ended December 31,

(In millions, except per share data)               1997         1996        1995
================================================================================
Net sales                                       $28,069      $26,875     $22,853
Costs and expenses:
  Cost of sales                                  25,772       24,594      20,881
  Merger related and consolidation expenses          --           --         690
--------------------------------------------------------------------------------
Earnings from operations                          2,297        2,281       1,282
Other income and expenses, net                      482          452          95
--------------------------------------------------------------------------------
                                                  2,779        2,733       1,377
Interest expense                                    842          700         288
--------------------------------------------------------------------------------
Earnings before income taxes                      1,937        2,033       1,089
Income tax expense                                  637          686         407
--------------------------------------------------------------------------------
Net earnings                                    $ 1,300      $ 1,347     $   682
================================================================================
Basic earnings (loss) per common share:*
  Before deemed preferred stock dividend        $  6.73      $  6.80     $  3.28
  Deemed preferred stock dividend                 (9.85)          --          --
--------------------------------------------------------------------------------
  (Loss) earnings per share                     $ (3.12)     $  6.80     $  3.28
================================================================================
Diluted earnings (loss) per common share:*
  Before deemed preferred stock dividend        $  6.09      $  6.09     $  3.09
  Deemed preferred stock dividend                 (8.55)          --          --
--------------------------------------------------------------------------------
  (Loss) earnings per share                          **      $  6.09     $  3.09
================================================================================
 * As more fully described in Notes 3 and 6, in 1997 the Corporation reacquired all of its outstanding Series A preferred stock resulting in a deemed dividend of $1,826 million. For purposes of computing net earnings applicable to common stock, the deemed preferred stock dividend was deducted from 1997 net earnings.

 **Antidilutive.

   See accompanying Notes to Consolidated Financial Statements.

----------
27

                                                     Lockheed Martin Corporation
================================================================================
Consolidated Statement of Cash Flows

                                                                 Year ended December 31,
(In millions)                                                  1997        1996        1995
===========================================================================================
Operating Activities

Net earnings                                                $ 1,300     $ 1,347      $  682
Adjustments to reconcile net earnings to net cash
provided by operating activities:
  Merger related and consolidation--expenses                     --          --         690
                                  --payments                    (68)       (244)       (208)
  Depreciation and amortization                                 606         732         605
  Amortization of intangible assets                             446         402         230
  Deferred federal income taxes                                 155        (251)       (116)
  GE Transaction                                               (311)         --          --
  Materials transaction                                          --        (365)         --
  Changes in operating assets and liabilities:
   Receivables                                                 (572)       (328)       (394)
   Inventories                                                 (687)       (125)        430
   Customer advances and amounts in excess
    of costs incurred                                         1,048         544        (294)
   Salaries, benefits and payroll taxes                          53         265        (132)
   Income taxes                                                (560)       (158)        206
   Other                                                       (202)       (183)       (407)
-------------------------------------------------------------------------------------------
   Net cash provided by operating activities                  1,208       1,636       1,292
-------------------------------------------------------------------------------------------
Investing Activities

Additions to properties, net of purchased operations           (750)       (737)       (500)
Loral Transaction                                                --      (7,344)         --
Divestiture of L-3 companies                                    464          --          --
Divestiture of Armament Systems and Defense Systems             450          --          --
Other acquisition, investment and divestiture activities        (24)        (35)       (294)
Other                                                            45          87          95
-------------------------------------------------------------------------------------------
   Net cash provided by (used for) investing activities         185      (8,029)       (699)
-------------------------------------------------------------------------------------------
Financing Activities

Net (decrease) increase in short-term borrowings               (866)      1,110         (14)
Increases in long-term debt                                   1,505       7,000         125
Repayments and extinguishments of long-term debt               (219)     (2,105)       (287)
Issuances of common stock                                       110          97          61
Purchases of common stock                                        --          --        (150)
Dividends on common stock                                      (299)       (302)       (254)
Dividends on preferred stock                                    (53)        (60)        (60)
Redemption of preferred stock                                (1,571)         --          --
-------------------------------------------------------------------------------------------
   Net cash (used for) provided by financing activities      (1,393)      5,740        (579)
-------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents             --        (653)         14
Cash and cash equivalents at beginning of year                   --         653         639
-------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                    $    --     $    --      $  653
===========================================================================================

See accompanying Notes to Consolidated Financial Statements.

----------
28

                                                     Lockheed Martin Corporation
================================================================================
Consolidated Balance Sheet

                                                                      December 31,

(In millions)                                                       1997         1996
=====================================================================================
Assets

Current assets:
  Receivables                                                    $ 5,009      $ 4,999
  Inventories                                                      3,144        2,953
  Deferred income taxes                                            1,256        1,356
  Other current assets                                               696        1,038
-------------------------------------------------------------------------------------
    Total current assets                                          10,105       10,346

Property, plant and equipment                                      3,669        3,721
Intangible assets related to contracts and programs acquired       1,566        1,767
Cost in excess of net assets acquired                              9,856       10,394
Other assets                                                       3,165        3,312
-------------------------------------------------------------------------------------
                                                                 $28,361      $29,540
=====================================================================================

Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                               $ 1,234      $ 1,294
  Customer advances and amounts in excess of costs incurred        3,644        2,600
  Salaries, benefits and payroll taxes                               924          991
  Income taxes                                                       364          925
  Short-term borrowings                                              494        1,110
  Current maturities of long-term debt                               876          180
  Other current liabilities                                        1,653        1,572
-------------------------------------------------------------------------------------
    Total current liabilities                                      9,189        8,672

Long-term debt                                                    10,528       10,188
Post-retirement benefit liabilities                                1,982        2,077
Other liabilities                                                  1,486        1,747

Stockholders' equity:
  Series A preferred stock                                            --        1,000
  Common stock, $1 par value per share                               194          193
  Additional paid-in capital                                          25           92
  Retained earnings                                                5,173        5,823
  Unearned ESOP shares                                              (216)        (252)
-------------------------------------------------------------------------------------
    Total stockholders' equity                                     5,176        6,856
-------------------------------------------------------------------------------------
                                                                 $28,361      $29,540
=====================================================================================

See accompanying Notes to Consolidated Financial Statements.

----------
29

                                                     Lockheed Martin Corporation
================================================================================
Consolidated Statement of Stockholders' Equity

                                                                Additional              Unearned      Total
                                       Preferred     Common      Paid-in    Retained      ESOP     Stockholders'
(In millions)                            Stock       Stock       Capital    Earnings     Shares       Equity
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1994            $ 1,000     $   199     $   734     $ 4,470     $  (317)    $ 6,086

Net earnings                                 --          --          --         682          --         682
Dividends declared on preferred
  stock ($3.00 per share)                    --          --          --         (60)         --         (60)
Dividends declared on common
  stock ($1.34 per share)                    --          --          --        (254)         --        (254)
Repurchases of common stock                  --          (2)       (148)         --          --        (150)
Stock awards and options, and
  ESOP activity                              --           2          97          --          30         129
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1995              1,000         199         683       4,838        (287)      6,433

Net earnings                                 --          --          --       1,347          --       1,347
Dividends declared on preferred
  stock ($3.00 per share)                    --          --          --         (60)         --         (60)
Dividends declared on common
  stock ($1.60 per share)                    --          --          --        (302)         --        (302)
Stock awards and options, and
  ESOP activity                              --           2         151          --          35         188
Stock exchanged for
  Materials shares                           --          (8)       (742)         --          --        (750)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1996              1,000         193          92       5,823        (252)      6,856

Net earnings                                 --          --          --       1,300          --       1,300
Dividends declared on preferred
  stock ($2.65 per share)                    --          --          --         (53)         --         (53)
Dividends declared on common
  stock ($1.60 per share)                    --          --          --        (299)         --        (299)
Stock awards and options, and
  ESOP activity                              --           1         161          --          36         198
Redemption of preferred stock            (1,000)         --        (228)     (1,598)         --      (2,826)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1997            $    --     $   194     $    25     $ 5,173     $  (216)    $ 5,176
===========================================================================================================

See accompanying Notes to Consolidated Financial Statements.


----------
30

                                                     Lockheed Martin Corporation
================================================================================
Notes to Consolidated Financial Statements
December 31, 1997
================================================================================
Note 1 - Summary of Significant
Accounting Policies

Organization - Lockheed Martin Corporation (Lockheed Martin or the Corporation) is engaged in the design, manufacture, integration and operation of a broad array of products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management. The Corporation serves customers in both domestic and international defense and civilian markets, with its principal customers being agencies of the U.S. Government.

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

Classifications - Receivables and inventories are primarily attributable to long-term contracts or programs in progress for which the related operating cycles are longer than one year. In accordance with industry practice, these items are included in current assets. Book overdrafts, which are immaterial, are included in current liabilities. Certain amounts for the prior years have been reclassified to conform with the 1997 presentation.

Inventories - Inventories are stated at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production, allocable operating overhead, and, where appropriate, research and development and general and administrative expenses. Pursuant to contract provisions, agencies of the U.S. Government and other customers have title to, or a security interest in, certain inventories as a result of progress payments and advances. General and administrative expenses related to commercial products and services provided essentially under commercial terms and conditions are expensed as incurred. Costs of other product and supply inventories are principally determined by the first-in, first-out or average cost methods.

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

Intangible assets - Intangible assets related to contracts and programs acquired are amortized over the estimated periods of benefit (15 years or less) and are displayed on the consolidated balance sheet net of accumulated amortization of $651 million and $505 million at December 31, 1997 and 1996, respectively. Cost in excess of net assets acquired (goodwill) is amortized ratably over appropriate periods, primarily 40 years, and is displayed on the consolidated balance sheet net of accumulated amortization of $881 million and $617 million at December 31, 1997 and 1996, respectively. The carrying values of intangible assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value, and any impairment determined is recorded in the current period. Impairment is measured by comparing the undiscounted cash flows of the related business operations to the appropriate carrying values.

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

Sales and earnings - Sales and anticipated profits under long-term fixed-price production contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract profits are taken into earnings in proportion to recorded sales. Sales under certain long-term fixed-price contracts which, among other things, provide for the delivery of minimal quantities or require a significant amount of development effort in relation to total contract value, are recorded upon achievement of performance milestones or using the cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion.

     Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs. Sales of products and services provided essentially under commercial terms and conditions are recorded upon shipment or completion of specified tasks.

     Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions which increase or decrease earnings based solely on a single significant event are generally not recognized until the event occurs.

----------
31

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements . Continued



     When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

Research and development and similar costs - Corporation-sponsored research and development costs primarily include research and development and bid and proposal efforts related to government products and services. Except for certain arrangements described below, these costs are generally included as part of the general and administrative costs that are allocated among all contracts and programs in progress under U.S. Government contractual arrangements. Corporation-sponsored product development costs not otherwise allocable are charged to expense when incurred. Under certain arrangements in which a customer shares in product development costs, the Corporation's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

Derivative financial instruments - The Corporation may use derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. The Corporation designates interest rate swap agreements as hedges of specific debt instruments and recognizes the interest differentials as adjustments to interest expense over the terms of the related debt obligations. There were no interest rate swap agreements outstanding at December 31, 1997. Forward exchange contracts are also designated as qualifying hedges of firm commitments or specific anticipated transactions. Gains and losses on these contracts are recognized in income when the hedged transactions occur. At December 31, 1997, the amounts of forward exchange contracts outstanding, as well as the amounts of gains and losses recorded during the year, were not material. The Corporation does not hold or issue financial instruments for trading purposes.

Accounting changes - Effective December 31, 1997, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", which established new standards for computing and disclosing earnings per share. The Statement requires dual presentation of "basic" and "diluted" earnings per share, each as defined therein, which replace primary and fully diluted earnings per share, respectively, required under previous guidance. In accordance with SFAS No. 128, all earnings per share amounts included in this annual report have been restated to conform to the provisions of the new standard and required disclosures have been made (see Note 6).

     Effective January 1, 1997, the Corporation adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) No. 96-1, "Environmental Remediation Liabilities." SOP No. 96-1 provides authoritative guidance on certain accounting issues relative to the recognition, measurement, display and disclosure of environmental remediation liabilities. The impact of the adoption of this SOP was not material to the Corporation's consolidated results of operations, financial position or disclosures.

     Effective January 1, 1996, the Corporation adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that certain long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Additionally, SFAS No. 121 requires that certain long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The impact of the adoption of this standard was not material to the Corporation's consolidated results of operations or financial position.

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

Recently issued accounting pronouncements - In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way in which publicly-held companies report financial and descriptive information about their operating segments in financial statements for both interim and annual periods, and requires additional disclosures with respect to products and services, geographic areas of operation and major customers. The Statement is effective for fiscal years beginning after December 15, 1997; however, application is not required for interim periods in 1998. The adoption of SFAS No. 131 will have no impact on the number or composition of the Corporation's reported business segments, or on its consolidated results of operations or financial position, but is expected to increase the level of disclosure of segment information.

================================================================================
Note 2 - Transaction Agreement with

Northrop Grumman Corporation

On July 3, 1997, the Corporation and Northrop Grumman Corporation (Northrop Grumman) announced that they had entered into an Agreement and Plan of Merger (the Merger Agreement) to combine the companies in a transaction with a total estimated value at the announcement date of approximately $11.6 billion, including Northrop Grumman debt to be assumed by the

----------
32

                                                     Lockheed Martin Corporation
================================================================================


Corporation of approximately $3.1 billion (the Merger). Under the terms of the Merger Agreement, which was approved by the respective Boards of Directors of the Corporation and Northrop Grumman, Northrop Grumman stockholders will receive
1.1923 shares of Lockheed Martin common stock for each share of Northrop Grumman common stock. On February 26, 1998, the stockholders of the Corporation approved the issuance of shares of Lockheed Martin common stock in connection with the Merger. In addition, the Corporation's stockholders approved an amendment to Lockheed Martin's charter to increase the number of authorized shares of Lockheed Martin common stock from 750 million to 1.5 billion. Also on February 26, 1998, the stockholders of Northrop Grumman approved the Merger Agreement pursuant to which Northrop Grumman is to become a wholly-owned subsidiary of Lockheed Martin.

     On March 9, 1998, the Corporation announced that it had been informed by the Department of Justice (DOJ) that the DOJ was fundamentally opposed to the Merger. The Corporation also announced on that date that it had committed to the DOJ not to close the transaction before April 24, 1998, and to develop and submit a proposal to the DOJ by April 8, 1998 designed to address the DOJ's antitrust concerns while preserving the expected benefits and efficiencies of the transaction to the Corporation and its stockholders, customers, employees and suppliers. On March 12, 1998, the DOJ informed the Corporation that it found this commitment unacceptable and demanded that the Corporation agree to certain substantial divestitures or the DOJ will proceed to court. The DOJ stated that they expected a response by March 16, 1998.

     The transaction will be accounted for using the purchase method of accounting. Concurrent with the consummation of the Merger, the Corporation will increase the amount of its one-year revolving credit facility from $1.5 billion to $2.5 billion.

================================================================================
Note 3 - Transaction Agreement with

General Electric Company

On November 3, 1997, the Corporation announced a definitive agreement with General Electric Company (GE) under which Lockheed Martin would exchange the stock of a newly formed subsidiary, LMT Sub, for all of the Lockheed Martin Series A preferred stock held by GE and certain subsidiaries of GE (the GE Transaction). The Series A preferred stock, which was originally issued to GE in connection with the acquisition of GE's aerospace businesses in 1993, was convertible into approximately 29 million shares of Lockheed Martin common stock with a market value of approximately $2.8 billion at the date of the announcement of the GE Transaction.

     In accordance with the agreement, on November 17, 1997, Lockheed Martin exchanged all of the outstanding capital stock of LMT Sub for all of the outstanding Series A preferred stock held by GE and certain subsidiaries of GE. LMT Sub was composed of two non-core commercial business units which contributed approximately five percent of the Corporation's 1997 net sales, Lockheed Martin's investment in a telecommunications partnership, and approximately $1.6 billion in cash (the fair value of the non-cash net assets exchanged was approximately $1.2 billion). The cash included in the exchange was initially financed through the issuance of commercial paper. On November 20, 1997, $1.4 billion was refinanced pursuant to a note, due November 17, 2002 and bearing interest at 6.04%, from Lockheed Martin to LMT Sub. The remainder is expected to be refinanced with a note from Lockheed Martin to LMT Sub on substantially similar terms following final determination of the closing net worth of the businesses exchanged.

     The GE Transaction was accounted for at fair value, and resulted in the reduction of the Corporation's stockholders' equity by $2.8 billion and the recognition of a tax-free gain, in other income and expenses, of approximately $311 million, or $1.46 per diluted share, during the fourth quarter. For purposes of determining net earnings applicable to common stock used in the computation of earnings per share, the excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Series A preferred stock ($1.0 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings in accordance with the requirements of the Emerging Issues Task Force's Issue D-42. This deemed dividend had a significant impact on the earnings per share calculations, but did not impact reported 1997 net earnings. The effect of this deemed dividend decreased basic earnings per share by $9.85, and was antidilutive in the calculation of diluted earnings per share.

================================================================================
Note 4 - Other Acquisitions and Divestitures


In April 1996, the Corporation purchased all of the issued and outstanding shares of common stock of Loral Corporation (Loral) for an aggregate consideration of $38 per share in cash. The purchase involved a series of transactions that resulted in (i) the distribution to stockholders of Loral, immediately prior to the consummation of the purchase, of shares of capital stock in Loral Space & Communications, Ltd. (Loral SpaceCom), a newly-formed company, which now owns and manages substantially all of Loral's former space and satellite telecommunications interests, and in which the Corporation acquired shares of preferred stock that were convertible into 20 percent of Loral SpaceCom's common stock on a diluted basis at the date of acquisition, and
(ii) the acquisition by the Corporation of Loral's defense electronics and systems integration businesses (collectively, the Loral Transaction). With regard to the Loral Transaction, the total purchase price paid, including acquisition costs, was approximately $7.6 billion. The Loral Transaction was accounted for using the purchase

----------
33

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements . Continued


method of accounting. In connection with the Loral Transaction, Loral changed its name to Lockheed Martin Tactical Systems, Inc. (Tactical Systems), which became a wholly-owned subsidiary of the Corporation. The operations of Tactical Systems have been included in the results of operations of the Corporation from April 1, 1996. Effective June 30, 1997, Tactical Systems was merged with and into the Corporation.

     In March 1997, the Corporation executed a definitive agreement valued at approximately $525 million to reposition 10 non-core business units as a new independent company, L-3 Communications Corporation, in which the Corporation retained a 34.9 percent ownership interest at closing. These business units, primarily composed of high-technology, product-oriented companies, contributed approximately two percent of the Corporation's net sales during the three month period ended March 31, 1997. The transaction, which closed on April 30, 1997 with an effective date of March 30, 1997, did not have a material impact on the Corporation's earnings.

     During the third quarter of 1996, the Corporation announced its intention to distribute via an exchange offer its 81 percent interest in Martin Marietta Materials, Inc. (Materials) to its stockholders (the Exchange Offer). Under the terms of the Exchange Offer, the Corporation's stockholders were given the opportunity to exchange each Lockheed Martin common share held for 4.72 common shares of Materials on a tax-free basis. The Exchange Offer expired by its terms on October 18, 1996 and was oversubscribed. On October 23, 1996, approximately
7.9 million shares of the Corporation's common stock were exchanged for the
37.35 million shares of Materials common stock held by the Corporation. Upon the closing of this transaction, the Corporation had no remaining ownership interest in Materials and had reduced its common shares outstanding by approximately four percent. This fourth quarter 1996 exchange was accounted for at fair value, resulting in the reduction of the Corporation's stockholders' equity by $750 million and the recognition of a pretax gain of $365 million in other income and expenses.

     In November 1996, the Corporation announced the proposed divestiture of two of its business units, Armament Systems and Defense Systems. This transaction, which concluded with the Corporation's receipt of $450 million in cash on January 2, 1997, had no pretax effect on the results of operations for 1997 or 1996. At December 31, 1996, $450 million, representing the net assets of the two business units, was included in other current assets.

     On a combined basis, the Materials exchange and the Armament Systems and Defense Systems divestiture noted above increased 1996 net earnings by $351 million, or $1.59 per diluted share.

================================================================================
Note 5 - Restructuring and Other Charges


During the fourth quarter of 1997, the Corporation recorded nonrecurring and unusual pretax charges, net of state income tax benefits, totaling $457 million, which reduced net earnings by $303 million, or $1.42 per diluted share. The charges were identified in connection with the Corporation's review, which concluded in the fourth quarter, of non-strategic lines of business, non-core investments and certain other assets. Approximately $200 million of the pretax charges reflected the estimated effects of exiting non-strategic lines of business, including amounts related to the fixed price systems development line of business in the area of children and family services, and related to increases in estimated exposures relative to the environmental remediation lines of business initially identified in 1996 and for which initial estimates of exposure were provided in the fourth quarter 1996 charges. These increases in estimated exposures were based on more current information, including deterioration in a partner's financial condition as evidenced by the partner seeking protection under the bankruptcy laws. The remaining charges reflected impairments in the values of various non-core investments and certain other assets in keeping with the Corporation's continued focus on core operations.

     During the fourth quarter of 1996, the Corporation recorded nonrecurring pretax charges, net of state income tax benefits, of $307 million, which decreased net earnings by $209 million, or $.94 per diluted share. Approximately one-half of the charges reflected the estimated effects of terminating a business relationship formed to provide environmental remediation services to government and commercial customers worldwide, and the initial estimated effects related to management's decision to exit a certain environmental remediation line of business. Charges of approximately $85 million were identified in connection with an evaluation of the Corporation's future strategic focus, and reflected impairments in the values of non-core investments and certain other assets which were other than temporary in nature. The remaining charges of approximately $75 million were related to costs for facility closings and transfers of programs resulting from management's decision to include the operations of Tactical Systems in the Electronics, Information & Services, and Energy and Other segments.

     During the first quarter of 1995, the Corporation recorded a pretax charge of $165 million from merger related expenses in connection with the formation of Lockheed Martin. During the second quarter of 1995, the Corporation recorded a pretax charge of $525 million in conjunction with a corporate-wide consolidation plan under which the Corporation would close certain facilities and laboratories and eliminate duplicative field offices in the U.S. and abroad, eliminating up to approximately 12,000 positions. The charge represented the portion of the accrued costs and net

----------
34

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------


realizable value adjustments that were not probable of recovery. The after-tax effect of these charges was $436 million, or $1.97 per diluted share. As of December 31, 1997, cumulative merger related and consolidation payments were approximately $1.0 billion, which primarily relate to the formation of the Corporation, the elimination of positions and the closure of foreign and domestic offices and facilities.

     During 1997 and 1996, the Corporation incurred costs anticipated in the 1995 consolidation plan which had not met the requirements for accrual earlier. These costs include relocation of personnel and programs, retraining, process re-engineering and certain capital expenditures, among others. Management estimates that, consistent with the original 1995 consolidation plan, approximately $400 million of such costs will be incurred in the future, and currently anticipates that the remaining consolidation actions will be substantially completed by the end of 1998.

     Under existing U.S. Government regulations, certain costs incurred for consolidation actions that can be demonstrated to result in savings in excess of the cost to implement can be deferred and amortized for government contracting purposes and included as allowable costs in future pricing of the Corporation's products and services. Included in other assets at December 31, 1997 is approximately $330 million of deferred costs that will be amortized and recognized in future sales and cost of sales.

================================================================================
Note 6 - Earnings Per Share


Basic earnings per share were computed based on net earnings, less the dividend requirement for preferred stock to the date of redemption, and less the deemed preferred stock dividend resulting from the GE Transaction representing the excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Lockheed Martin preferred stock redeemed ($1.0 billion). The weighted average number of common shares outstanding during the year was used in this calculation. Diluted earnings per share were also computed based on net earnings less the deemed preferred stock dividend resulting from the GE Transaction. For this calculation, the weighted average number of common shares outstanding was increased by the assumed conversion of preferred stock to the date of redemption, and by the dilutive effect of stock options based on the treasury stock method.

     The following table sets forth the computations of basic and diluted earnings per share:

(In millions, except per share data)           1997          1996         1995
================================================================================
Net earnings applicable to
  common stock
Net earnings                               $  1,300        $1,347        $ 682
Dividends on preferred stock                    (53)          (60)         (60)
--------------------------------------------------------------------------------
                                              1,247         1,287          622
Deemed preferred stock dividend              (1,826)           --           --
--------------------------------------------------------------------------------
Net (loss) earnings applicable to
 common stock for basic
 earnings per share                            (579)        1,287          622
Dividends on preferred stock                     53            60           60
--------------------------------------------------------------------------------
Net (loss) earnings applicable to
 common stock for diluted
 earnings per share                        $   (526)       $1,347        $ 682
================================================================================
Average common shares outstanding
Average number of common shares
 outstanding for basic earnings
 per share                                    185.3         189.1        189.3
Assumed conversion of the Series A
 preferred stock                               25.3          28.9         28.9
Dilutive stock options--based on the
 treasury stock method                          2.9           3.3          2.8
--------------------------------------------------------------------------------
Average number of common shares
 outstanding for diluted earnings
 per share                                    213.5         221.3        221.0
================================================================================
Basic earnings per share
Net earnings                               $   7.02         $7.12        $3.60
Dividends on preferred stock                   (.29)         (.32)        (.32)
--------------------------------------------------------------------------------
                                               6.73          6.80         3.28
Deemed preferred stock dividend               (9.85)           --           --
--------------------------------------------------------------------------------
 (Loss) earnings per share                 $  (3.12)        $6.80        $3.28
================================================================================
Diluted earnings per share
Net earnings                               $   6.09         $6.09        $3.09
Deemed preferred stock dividend               (8.55)           --           --
--------------------------------------------------------------------------------
 (Loss) earnings per share                        *         $6.09        $3.09
================================================================================
  *Antidilutive.


================================================================================
Note 7 - Receivables



Receivables consisted of the following components:

(In millions)                                                  1997         1996
================================================================================
U.S. Government:
  Amounts billed                                             $  958       $1,012
  Unbilled costs and accrued profits                          2,233        2,197
Commercial and foreign governments:
  Amounts billed                                                675          875
  Unbilled costs and accrued profits,
   primarily related to commercial contracts                  1,143          915
--------------------------------------------------------------------------------
                                                             $5,009       $4,999
================================================================================

----------
35

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements . Continued


     Unbilled costs and accrued profits consisted primarily of revenues on long-term contracts that had been recognized for accounting purposes but not yet billed to customers. Approximately $410 million of the December 31, 1997 unbilled costs and accrued profits are not expected to be billed within one year.


================================================================================
Note 8 - Inventories


Inventories consisted of the following components:


(In millions)                                              1997            1996
================================================================================
Work in process, primarily related to
 long-term contracts and programs
 in progress                                           $  5,155        $  4,356
Less customer advances and
 progress payments                                       (2,805)         (2,446)
--------------------------------------------------------------------------------
                                                          2,350           1,910
Other inventories                                           794           1,043
--------------------------------------------------------------------------------
                                                       $  3,144        $  2,953
================================================================================

     Customer advances and progress payments presented above were those where the customer has title to, or a security interest in, inventories identified with the related contracts. Other customer advances were classified as current liabilities. Included in 1997 work in process above were advances to a foreign subcontractor of approximately $450 million for the manufacture of launch vehicles and related launch services. Approximately $634 million of costs included in 1997 inventories are not expected to be recovered within one year.

     An analysis of general and administrative costs, including research and development costs, included in work in process inventories follows:


(In millions)                               1997            1996           1995
================================================================================
Beginning of year                       $    460        $    431       $    480
Incurred during the year                   2,245           2,154          1,704
Charged to costs and
 expenses during the year:
   Research and development                 (788)           (784)          (548)
   Other general and administrative       (1,384)         (1,341)        (1,205)
--------------------------------------------------------------------------------
End of year                             $    533        $    460       $    431
================================================================================

     In addition, included in costs and expenses in 1997, 1996 and 1995 were general and administrative costs, including research and development costs, of approximately $539 million, $574 million and $320 million, respectively, incurred by commercial business units or programs.


================================================================================
Note 9 - Property, Plant and Equipment


Property, plant and equipment consisted of the following components:


(In millions)                                            1997              1996
================================================================================
Land                                                 $    285          $    313
Buildings                                               3,013             2,876
Machinery and equipment                                 5,346             5,263
--------------------------------------------------------------------------------
                                                        8,644             8,452
Less accumulated depreciation
 and amortization                                      (4,975)           (4,731)
--------------------------------------------------------------------------------
                                                     $  3,669          $  3,721
================================================================================


================================================================================
Note 10 - Debt


Long-term debt consisted of the following components:


                                         Range of
Type (Maturity Dates)                    Interest
(In millions)                              Rates            1997           1996
================================================================================
Notes (1998-2022)                        5.9- 9.4%       $ 6,840        $ 5,547
Debentures (2002-2036)                   7.0- 9.1%         3,158          3,156
Commercial Paper                         5.8- 6.4%         1,000          1,250
ESOP obligations (1998-2004)             8.3- 8.4%           292            324
Other obligations                        1.0-12.7%           114             91
--------------------------------------------------------------------------------
                                                          11,404         10,368
Less current maturities                                     (876)          (180)
--------------------------------------------------------------------------------
                                                         $10,528        $10,188
================================================================================

     During the fourth quarter of 1997, the Corporation issued a note to LMT Sub, a wholly-owned subsidiary of GE, totaling $1.4 billion to refinance a portion of the commercial paper issued to finance the cash requirements for the GE Transaction. The note, which bears interest at 6.04%, is due in 2002. The agreements relating to the GE Transaction require that, so long as the aggregate principal amount of the note to LMT Sub exceeds $1 billion, the Corporation will recommend to its stockholders the election of one person designated by GE to serve as a director of the Corporation.

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

----------
36

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------


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

     Included in Debentures are $108 million of 7% obligations ($175 million at face value) which were originally sold at approximately 54 percent of their principal amount. These Debentures, which are redeemable in whole or in part at the Corporation's option at 100 percent of their face value, have an effective yield of 13.25%.

     A leveraged ESOP incorporated into the Corporation's savings plan borrowed $500 million through a private placement of notes in 1989. These notes are being repaid in quarterly installments over terms ending in 2004. The ESOP note agreement stipulates that, in the event that the ratings assigned to the Corporation's long-term senior unsecured debt are below investment grade, holders of the notes may require the Corporation to purchase the notes and pay accrued interest. These notes are obligations of the ESOP but are guaranteed by the Corporation and included as debt in the Corporation's consolidated balance sheet.

     At the end of 1997, the Corporation had a 4-year revolving credit facility in the amount of $3.5 billion and a one-year revolving credit facility in the amount of $1.5 billion (collectively, the Credit Facilities). Borrowings under the Credit Facilities would be unsecured and bear interest, at the Corporation's option, at rates based on the Eurodollar rate or a bank Base Rate (as defined). Each bank's obligation to make loans under the Credit Facilities is subject to, among other things, compliance by the Corporation with various representations, warranties, covenants and agreements, including, but not limited to, covenants limiting the ability of the Corporation and certain of its subsidiaries to encumber their assets and a covenant not to exceed a maximum leverage ratio.

     No borrowings were outstanding under the Credit Facilities at December 31, 1997. However, the Credit Facilities support commercial paper borrowings of approximately $1.5 billion outstanding at December 31, 1997, of which approximately $1.0 billion has been classified as long-term debt in the Corporation's consolidated balance sheet based on management's ability and intention to maintain this amount of debt outstanding for at least one year. During the third quarter of 1996, the Corporation entered into interest rate swap agreements to fix the interest rates on $875 million of its commercial paper borrowings. These agreements matured during 1997. The effects of these interest rate swap agreements were recorded periodically as an adjustment to interest expense related to commercial paper borrowings.

     Excluding commercial paper classified as long-term, the Corporation's long-term debt maturities for the five years following December 31, 1997 are:
$876 million in 1998; $857 million in 1999; $57 million in 2000; $802 million in 2001; $1,496 million in 2002; and $6,316 million thereafter.

     Certain of the Corporation's other financing agreements contain restrictive covenants relating to debt, limitations on encumbrances, and sale and lease-back transactions, and provisions which relate to certain changes in control.

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the consolidated balance sheet, for which it is practicable to estimate fair value. Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Corporation's financial instruments approximates fair value. The estimated fair values of the Corporation's long-term debt instruments at December 31, 1997, aggregated approximately $12.0 billion, compared with a carrying amount of approximately $11.4 billion on the consolidated balance sheet. The fair values were estimated based on quoted market prices for those instruments publicly traded. For privately placed debt, the fair values were estimated based on the quoted market prices for similar issues, or on current rates offered to the Corporation for debt with similar remaining maturities.

     Interest payments were $815 million in 1997, $655 million in 1996 and $275 million in 1995.


================================================================================
Note 11 - Income Taxes


The provision for federal and foreign income taxes consisted of the following components:


(In millions)                                     1997        1996         1995
================================================================================
Federal income taxes:
  Current                                         $448      $  914       $  510
  Deferred                                         155        (251)        (116)
--------------------------------------------------------------------------------
    Total federal income taxes                     603         663          394
Foreign income taxes                                34          23           13
--------------------------------------------------------------------------------
    Total income taxes provided                   $637      $  686       $  407
================================================================================

----------
37

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements . Continued


     Net provisions for state income taxes are included in general and administrative expenses, which are primarily allocable to government contracts. Such state income taxes were $62 million for 1997, $45 million for 1996 and $86 million for 1995.

     The Corporation's effective income tax rate varied from the statutory federal income tax rate because of the following tax differences:


                                                    1997        1996       1995
===============================================================================
Statutory federal tax rate                          35.0%       35.0%      35.0
Increase (reduction) in tax rate from:
  Nondeductible amortization                         4.9         4.2        3.2
  Revisions to prior years' estimated
    liabilities                                     (5.7)       (1.6)      (3.4)
  Divestitures                                      (2.4)       (5.6)        --
  Other, net                                         1.1         1.8        2.6
-------------------------------------------------------------------------------
                                                    32.9%       33.8%      37.4%
===============================================================================

     The primary components of the Corporation's federal deferred income tax assets and liabilities at December 31 were as follows:


(In millions)                                                 1997          1996
================================================================================
Deferred tax assets related to:
  Accumulated post-retirement benefit
    obligations                                             $  698        $  700
  Accrued compensation and benefits                            258           333
  Merger related and consolidation reserves                     83           217
  Contract accounting methods                                  669           619
  Other                                                        116           180
--------------------------------------------------------------------------------
                                                             1,824         2,049
Deferred tax liabilities related to:
  Intangible assets                                            437           486
  Prepaid pension asset                                        259           297
  Property, plant and equipment                                132           178
--------------------------------------------------------------------------------
                                                               828           961
--------------------------------------------------------------------------------
 Net deferred tax assets                                    $  996       $ 1,088
================================================================================

     At December 31, 1997 and 1996, other liabilities included net long-term deferred tax liabilities of $260 million and $268 million, respectively.

     Federal and foreign income tax payments, net of refunds received, were $986 million in 1997, $1.1 billion in 1996 and $223 million in 1995.


================================================================================
Note 12 - Other Income and Expenses, Net


Other income and expenses, net, consisted of the following components:


(In millions)                                         1997      1996       1995
===============================================================================
Royalty income                                        $ 52      $ 47       $ 64
Interest income                                         40        60         33
GE Transaction                                         311        --         --
Materials transaction                                   --       365         --
Equity in earnings (losses) of affiliates               48       (28)       (15)
Other                                                   31         8         13
--------------------------------------------------------------------------------
                                                      $482      $452       $ 95
================================================================================


================================================================================
Note 13 - Stockholders' Equity and Related Items


Capital Structure - At December 31, 1997, the authorized capital of the Corporation was composed of 750 million shares of common stock (194.4 million shares issued), 50 million shares of series preferred stock (no shares issued), and 20 million shares of Series A preferred stock (no shares outstanding). Approximately 70 million common shares have been reserved for issuance under benefit and incentive plans.

     The Series A preferred stock, which was redeemed in November, 1997 in connection with the GE Transaction, had a par value of $1 per share (liquidation preference of $50 per share). The Corporation issued all of the authorized shares of Series A preferred stock to GE in 1993 in connection with the acquisition of the GE Aerospace businesses. Dividends were cumulative and paid at an annual rate of $3.00 per share, or 6%.

     During the second quarter of 1996, the Corporation's Board of Directors terminated the systematic common stock repurchase plan which had been established in 1995 to counter the future dilutive effect of common stock issued by the Corporation under its 1995 Omnibus Performance Award Plan. A separate program authorized in 1995 for the repurchase of up to nine million common shares to counter the dilutive effect of common stock issued under the Corporation's other benefit and compensation programs and for other purposes related to such plans remains in effect. Approximately 2.3 million common shares were repurchased by the Corporation in 1995 under these programs; no shares were repurchased in 1997 or 1996.

Stock option and award plans - On March 15, 1995, the stockholders approved the Lockheed Martin 1995 Omnibus Performance Award Plan (Omnibus Plan). Under the Omnibus Plan, employees of the Corporation may be granted stock-based incentive awards, including options to purchase common stock, stock appreciation rights, restricted stock or other stock-based incentive awards. Employees may also be granted cash-based incentive awards, such as performance units. These awards may be granted either individually or in combination with other awards. The Omnibus Plan requires that options to purchase common stock have an exercise price of not less than 100 percent

----------
38

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------



of the market value of the underlying stock on the date of grant. The number of shares of Lockheed Martin common stock authorized to be issued in respect of awards under the Omnibus Plan at December 31, 1997 was 12 million shares. The Omnibus Plan does not impose any minimum vesting periods on options or other awards. The maximum term of an option or any other award is 10 years. The Omnibus Plan allows the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation.

     The following table summarizes the stock option activity of the Corporation's plans during 1995, 1996 and 1997:


                                              Number of Shares
                                               (In thousands)
                                        ---------------------------     Weighted
                                        Available         Options        Average
                                        for Grant       Outstanding  Exercise Price
===================================================================================
December 31, 1994                         3,652            9,244             $33.21
Additions                                12,000               --                 --
Granted                                  (2,228)           2,228              59.38
Removed from
  registration                           (3,674)              --                 --
Exercised                                    --           (1,943)             30.47
Terminated                                   81             (109)             51.63
----------------------------------------------------------------
December 31, 1995                         9,831            9,420              39.74
Granted                                  (2,649)           2,649              75.04
Exercised                                    --           (2,241)             32.65
Terminated                                  141             (170)             63.32
----------------------------------------------------------------
December 31, 1996                         7,323            9,658              50.65
Granted                                  (2,898)           2,898              91.20
Exercised                                    --           (1,762)             41.72
Terminated                                  327             (358)             81.67
----------------------------------------------------------------
December 31, 1997                         4,752           10,436             $62.36
===================================================================================


     Approximately 6.5 million, 5.7 million and 6.5 million outstanding options were exercisable at December 31, 1997, 1996 and 1995, respectively.

Information regarding options outstanding at December 31, 1997 follows (number of options in thousands):


                                                  Options Outstanding                                      Options Exercisable
                             -------------------------------------------------------------          -------------------------------
                                                    Weighted            Weighted Average                               Weighted
Range of                     Number of               Average         Remaining Contractual          Number of           Average
Exercise Prices               Options            Exercise Price               Life                   Options         Exercise Price
===================================================================================================================================
Less than $40.00               2,455                  $30.97                4.2 years                 2,455                  $30.97
$40.00 - $59.99                2,942                   52.24                6.9 years                 2,942                   52.24
$60.00 - $80.00                2,359                   74.87                8.1 years                 1,141                   74.90
Greater than $80.00            2,680                   91.21                9.0 years                    10                   91.83
------------------------------------                                                                  -----
Total                         10,436                  $62.36                7.1 years                 6,548                  $48.27
===================================================================================================================================


     All stock-based incentive awards granted in 1997, 1996 and 1995 under the Omnibus Plan were stock options which have 10 year terms, and virtually all of which vest over a two year service period. Exercise prices of options awarded in those years were equal to the market price of the stock on the date of grant. Pro forma information regarding net earnings and earnings per share as required by SFAS No. 123 has been determined as if the Corporation had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.36%, 5.58% and 6.64%; dividend yields of 1.5%, 1.7% and 1.7%; volatility factors related to the expected market price of the Corporation's common stock of .163, .186 and .216; and a weighted average expected option life of five years. The weighted average fair values of options granted during 1997, 1996 and 1995 were $21.87, $17.24 and $16.09, respectively.

     For purposes of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods. Therefore, the pro forma results for 1995 presented below include only 50 percent of the total pro forma expense for options awarded in that year. The Corporation's pro forma information follows:

(In millions, except per share data)            1997           1996         1995
================================================================================
Pro forma net earnings                        $1,267         $1,322        $ 671
Pro forma earnings per share
 before deemed preferred
 stock dividend:
   Basic                                      $ 6.55         $ 6.67        $3.23
   Diluted                                    $ 5.93         $ 5.97        $3.04
================================================================================


----------
39

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements . Continued


================================================================================
Note 14 - Post-Retirement Benefit Plans


Defined Contribution Plans

The Corporation maintains a number of defined contribution plans which cover substantially all employees, the most significant of which are the 401(k) plans for salaried employees and hourly employees. Under the provisions of these 401(k) plans, employees' eligible contributions are matched by the Corporation at established rates. The Corporation's matching obligations were $212 million in 1997, $202 million in 1996, and $180 million in 1995.

     The Lockheed Martin Corporation Salaried Savings Plan includes an ESOP which purchased 17.4 million shares of the Corporation's common stock with the proceeds from a $500 million note issue which is guaranteed by the Corporation. The Corporation's match consisted of shares of its common stock, which was partially fulfilled with stock released from the ESOP at approximately 1.2 million shares per year based upon the debt repayment schedule through the year 2004, with the remainder being fulfilled through purchases of common stock from terminating participants or in the open market, or through newly issued shares from the Corporation. Interest incurred on the ESOP debt totaled $26 million, $29 million and $31 million in 1997, 1996 and 1995, respectively. Dividends received by the ESOP with respect to unallocated shares held are used for debt service. The ESOP held approximately 20.2 million issued shares of the Corporation's common stock at December 31, 1997, of which approximately 12.7 million were allocated and 7.5 million were unallocated. Unallocated common shares held by the ESOP are considered outstanding for voting and other Corporate purposes, but excluded from weighted average outstanding shares in calculating earnings per share. For 1997, 1996 and 1995, the weighted average unallocated ESOP shares excluded in calculating earnings per share totaled approximately 7.9 million, 9.1 million and 10.3 million common shares, respectively. The fair value of the unallocated ESOP shares at December 31, 1997 was approximately $740 million.

     Certain plans for hourly employees include non-leveraged ESOPs. The Corporation's match to these plans were made through cash contributions to the ESOP trusts which were used, in part, to purchase common stock from terminating participants and in the open market for allocation to participant accounts. These ESOP trusts held approximately 1.7 million issued and outstanding shares of common stock at December 31, 1997.

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

     The net pension cost related to the Corporation's defined benefit plans included the following components:


(In millions)                              1997         1996          1995
==========================================================================
Service cost--benefits earned
  during the year                       $   444      $   463       $   342
Interest cost                             1,163        1,050           881
Net amortization and other
  components                              1,751          889         1,534
Actual return on assets                  (3,329)      (2,243)       (2,571)
--------------------------------------------------------------------------
     Net pension cost                   $    29      $   159       $   186
==========================================================================


     The following table sets forth the defined benefit plans' funded status and amounts recognized in the Corporation's consolidated balance sheet:


(In millions)                                             1997          1996
============================================================================
Plan assets at fair value                             $ 20,642      $ 18,402
============================================================================
Actuarial present value of benefit obligations:
  Vested                                              $ 14,179      $ 13,486
  Non-vested                                               265           236
----------------------------------------------------------------------------
Accumulated benefit obligation                          14,444        13,722
Effect of projected future salary increases              1,882         1,694
----------------------------------------------------------------------------
Projected benefit obligation (PBO)                      16,326        15,416
----------------------------------------------------------------------------
Plan assets greater than PBO                             4,316         2,986
Reconciling items:
  Unrecognized net asset existing at the date of
   initial application of SFAS No. 87                     (106)         (196)
  Unrecognized prior-service cost                          456           461
  Unrecognized gain                                     (3,738)       (2,484)
----------------------------------------------------------------------------
   Prepaid pension asset                              $    928      $    767
============================================================================

     At December 31, 1997, approximately 56 percent of the plan assets were equity securities, with the remainder primarily being fixed income securities and cash equivalents. Actuarial determinations were based on various assumptions displayed in the following table. Net pension costs in 1996 and 1995 were based on assumptions in effect at the end of the respective preceding year. Effective

------
40

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------


October 1, 1997, the Corporation changed its expected long-term rate of return on assets. This change in estimate decreased pension cost by approximately $70 million. Benefit obligations as of each year-end were based on assumptions in effect as of those dates.


                                                    1997       1996       1995
==============================================================================
Assumptions:
  Discount rates                                     7.5%       7.8%       7.5%
  Rates of increase in future
    compensation levels                              6.0        6.0        6.0
  Expected long-term
    rate of return on assets                         9.5        9.0        8.8
==============================================================================


Retiree Medical and Life Insurance Plans

Certain health care and life insurance benefits are provided to eligible retirees by the Corporation. These benefits are paid by the Corporation or funded through several trusts.

     The net periodic post-retirement benefit cost included the following components:


(In millions)                                       1997       1996       1995
==============================================================================
Service cost--benefits
  earned during the year                           $  39      $  40      $  34
Interest cost                                        191        181        177
Net amortization and other
  components                                          38         13         44
Actual return on assets                             (117)       (73)       (82)
Curtailment gain                                      --        (15)        --
------------------------------------------------------------------------------
     Net post-retirement cost                      $ 151       $146       $173
==============================================================================

     The Corporation has made contributions to trusts (including Voluntary Employees' Beneficiary Association (VEBA) trusts and 401(h) accounts) established to pay future medical benefits to eligible retirees and dependents.

     The following table sets forth the post-retirement benefit plans' obligations and funded status as of December 31:


(In millions)                                                1997        1996
=============================================================================
Plan assets at fair value                                  $  895      $  736
=============================================================================
Actuarial present value of benefit obligations:
  Active employees, eligible to retire                     $  350      $  334
  Active employees, not eligible to retire                    462         454
  Former employees                                          1,714       1,819
-----------------------------------------------------------------------------
  Accumulated post-retirement benefit
    obligation (APBO)                                       2,526       2,607
-----------------------------------------------------------------------------
Assets less than APBO                                       1,631       1,871
Unrecognized gain                                             351         206
-----------------------------------------------------------------------------
    Post-retirement benefit unfunded liability             $1,982      $2,077
=============================================================================

     At December 31, 1997, approximately 46 percent of these plans' assets were equity securities, with the remainder primarily being fixed income securities and cash equivalents. Actuarial determinations were based on various assumptions displayed in the following table. Net retiree medical costs for 1997, 1996 and 1995 were based on assumptions in effect at the end of the respective preceding years. Benefit obligations as of the end of each year reflect assumptions in effect as of those dates.


                                                       1997       1996     1995
================================================================================
Assumptions:
  Discount rates                                        7.5%       7.8%     7.5%
  Expected long-term
    rate of return on assets                            9.5        9.0      8.8
================================================================================

     The medical trend rates used in measuring the APBO were 7.0% in 1997 and 7.5% in 1996, and were assumed to gradually decrease to 4.5% by the year 2004. An increase of one percentage point in the assumed medical trend rates would result in an increase in the APBO of approximately 6.5% at December 31, 1997, and a 1997 post-retirement benefit cost increase of approximately 8.5%. The medical trend rate for 1998 is 6.7%. The Corporation believes that the cost containment features it has previously adopted and the funding approaches underway will allow it to effectively manage its retiree medical expenses, but it will continue to monitor the costs of retiree medical benefits and may further modify the plans if circumstances warrant.

================================================================================
Note 15 - Leases

Total rental expense under operating leases, net of immaterial amounts of sublease rentals and contingent rentals, were $295 million, $320 million and $236 million for 1997, 1996 and 1995, respectively.

     Future minimum lease commitments at December 31, 1997 for all operating leases that have a remaining term of more than one year were approximately $989 million ($237 million in 1998, $187 million in 1999, $141 million in 2000, $110 million in 2001, $81 million in 2002, and $233 million in later years). Certain major plant facilities and equipment are furnished by the U.S. Government under short-term or cancelable arrangements.

================================================================================
Note 16 - Commitments and Contingencies

The Corporation or its subsidiaries are parties to or have property subject to litigation and other proceedings, including matters arising under provisions relating to the protection of the environment. In the opinion of management and in-house counsel, the probability is remote that the outcome of these matters will have a

-----
41

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements . Continued


material adverse effect on the Corporation's consolidated results of operations or financial position. These matters include the following items:

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

     The Corporation has also been operating under a cleanup and abatement order from the California Regional Water Quality Control Board (the Regional Board) affecting its facilities in Burbank, California. This order requires site assessment and action to abate groundwater contamination by a combination of groundwater and soil cleanup and treatment. Based on experience derived from initial remediation activities, the Corporation estimates the anticipated costs of these actions in excess of the requirements under the EPA consent decrees to approximate $60 million over the remaining term of the project.

     The Corporation is responding to three administrative orders issued by the Regional Board in connection with the Corporation's former Lockheed Propulsion Company facilities in Redlands, California. Under the orders, the Corporation is investigating the impact and potential remediation of regional groundwater contamination by perchlorates and chlorinated solvents. The Regional Board has approved the Corporation's plan to maintain public water supplies with respect to chlorinated solvents during this work, and the Corporation is negotiating with local water purveyors to implement this plan, as well as to address water supply concerns relative to perchlorate contamination. The Corporation estimates that expenditures required to implement work currently approved will be approximately $110 million.

     In addition, the Corporation is involved in other proceedings and potential proceedings relating to environmental matters, including disposal of hazardous wastes and soil and water contamination. The extent of the Corporation's financial exposure cannot in all cases be reasonably estimated at this time. A liability of approximately $260 million for those cases in which an estimate of financial exposure can be determined has been recorded.

     Under an agreement with the U.S. Government, the Burbank groundwater treatment and soil remediation expenditures referenced above are being allocated to the Corporation's operations as general and administrative costs and, under existing government regulations, these and other environmental expenditures related to U.S. Government business, after deducting any recoveries from insurance or other responsible parties, are allowable in establishing the prices of the Corporation's products and services. As a result, a substantial portion of the expenditures are being reflected in the Corporation's sales and cost of sales pursuant to U.S.

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

Waste remediation contract - In 1994, the Corporation was awarded a $180 million fixed price contract by the U.S. Department of Energy (DOE) for the Phase II design, construction and limited test of remediation facilities, and the Phase III full remediation of waste found in Pit 9, located on the Idaho National Engineering and Environmental Laboratory reservation. The Corporation has incurred significant unanticipated costs and scheduling issues due to complex technical and contractual matters which threaten the viability of the overall Pit 9 program. Management completed its investigation to identify and quantify the overall effect of these matters, and summarized its findings in a request for equitable adjustment (REA) which was delivered to the DOE on March 31, 1997. The provisions of the REA include, but are not limited to, the recovery of a portion of unanticipated costs incurred by the Corporation and the restructuring of the contract to provide for a more equitable sharing of the risks associated with the Pit 9 project. To better focus the Corporation's management resources on resolving these issues, the management and reporting structure of the Pit 9 program were changed in September 1997; however, the Corporation has been unsuccessful in reaching any agreements with the DOE on cost recovery or other contract restructuring matters. As a result, the Corporation has reduced work activities at the Pit 9 site, is awaiting technical direction from the DOE, and is in the process of preparing a certifiable claim.

     On February 27, 1998, the Corporation received a cure notice alleging that certain actions taken by the Corporation are conditions endangering performance of the Pit 9 contract. The notice advised that, unless these conditions are cured within 30 days, the contract may be terminated for default. The Corporation believes that termination for default is neither permissible under the Pit 9 contract nor warranted under the circumstances and is preparing its response.

Letters of credit and other matters - The Corporation has entered into standby letter of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts. At December 31, 1997, the Corporation had contingent liabilities on outstanding letters of credit, guarantees, and other arrangements aggregating approximately $1.2 billion.

-----
42

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------


================================================================================
Note 17 - Information on
Industry Segments and Major Customers

The Corporation operates in four principal business segments: Space & Strategic Missiles, Electronics, Information & Services, and Aeronautics. All other activities of the Corporation fall within the Energy and Other segment.

Space & Strategic Missiles - Engaged in the design, development, engineering and production of civil, commercial and military space systems, including spacecraft, space launch vehicles, manned space systems and their supporting ground systems and services; telecommunications systems and services; strategic fleet ballistic missiles; and defensive missiles.

Electronics - Engaged in the design, development, integration and production of high performance electronic systems for undersea, shipboard, land, airborne and space-based applications. Major defense product lines include surface ship and submarine combat systems; anti-submarine warfare systems; air defense systems; tactical battlefield missiles; aircraft controls; electronic-warfare; electro-optic and night-vision; radar; displays; and systems integration of mission specific combat suites. Major commercial product lines include satellite electronics and mail handling automation systems.

Information & Services - Engaged in the development, integration and operation of large, complex information systems; engineering, technical, and management services for federal customers; transaction processing systems and services for state and local government agencies; commercial information technology services; manufacture of computer peripherals, real-time 3-D graphics products and enterprise data management software; and the provision of internal information technology support to the Corporation.

Aeronautics - Engaged in the following primary lines of business: tactical aircraft, airlift, surveillance/command, maintenance/modification/logistics, reconnaissance and advanced development programs. Major programs include the F-22 air-superiority fighter, Joint Strike Fighter, F-16 multi-role fighter, C-130J tanker/transport, X-33 reusable launch vehicle technology demonstrator, DarkStar reconnaissance vehicle, Airborne Early Warning & Control systems, Contractor Logistics Support, and various maintenance and modification programs.

Energy and Other - The Corporation manages certain facilities for the DOE. The contractual arrangements provide for the Corporation to be reimbursed for the cost of operations and receive a fee for performing management services. The Corporation reflects only the management fee in its sales and earnings for these government-owned facilities. In addition, while the employees at such facilities are employees of the Corporation, applicable employee benefit plans are separate from the Corporation's plans. The Corporation also provides environmental remediation services to commercial and U.S. Government customers, and has investments in other businesses. Through October 1996, the Corporation provided construction aggregates and specialty chemical products to commercial and civil customers through its Materials subsidiary.

Selected Financial Data by Business Segment


(In millions)                                 1997         1996         1995
============================================================================
Net sales
  Space & Strategic Missiles               $ 8,303      $ 7,904      $ 7,813
  Electronics                                7,069        6,675        3,357
  Information & Services                     6,468        5,893        4,173
  Aeronautics                                6,045        5,596        6,617
  Energy and Other                             184          807          893
----------------------------------------------------------------------------
                                           $28,069      $26,875      $22,853
============================================================================

Operating profit
  Space & Strategic Missiles                $1,053       $  973       $  463
  Electronics                                  594          673          224
  Information & Services                       163          290          267
  Aeronautics                                  612          441          394
  Energy and Other                             357          356           29
----------------------------------------------------------------------------
                                            $2,779       $2,733       $1,377
============================================================================

Depreciation and amortization
  Space & Strategic Missiles                  $177         $188         $206
  Electronics                                  214          239          122
  Information & Services                       112          121           69
  Aeronautics                                   88          126          142
  Energy and Other                              15           58           66
----------------------------------------------------------------------------
                                              $606         $732         $605
============================================================================

Amortization of intangible assets
  Space & Strategic Missiles                  $ 29         $ 29         $ 37
  Electronics                                  228          199           64
  Information & Services                       107           92           47
  Aeronautics                                   80           80           80
  Energy and Other                               2            2            2
----------------------------------------------------------------------------
                                              $446         $402         $230
============================================================================

Expenditures for property,
  plant and equipment
  Space & Strategic Missiles                  $293         $264         $165
  Electronics                                  189          213          100
  Information & Services                       137          104           63
  Aeronautics                                  104           75           58
  Energy and Other                              27           81          114
----------------------------------------------------------------------------
                                              $750         $737         $500
============================================================================

Identifiable assets
  Space & Strategic Missiles               $ 4,599      $ 3,758      $ 3,750
  Electronics                               10,619       11,363        3,869
  Information & Services                     5,150        6,111        2,679
  Aeronautics                                3,757        4,201        3,827
  Energy and Other                           4,236        4,107        3,433
----------------------------------------------------------------------------
                                           $28,361      $29,540      $17,558
============================================================================

-----
43

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements . Continued

Net Sales by Customer Category

(In millions)                                   1997          1996          1995
================================================================================
U.S. Government
  Space & Strategic Missiles                 $ 6,472       $ 6,401       $ 6,315
  Electronics                                  4,844         4,451         2,266
  Information & Services                       4,050         3,878         2,747
  Aeronautics                                  2,912         3,830         4,274
  Energy and Other                               118           154           168
--------------------------------------------------------------------------------
                                             $18,396       $18,714       $15,770
================================================================================

Foreign governments/(a)//(b)/
  Space & Strategic Missiles                  $   94        $   38        $  112
  Electronics                                  1,695         1,656           832
  Information & Services                         246           152            77
  Aeronautics                                  2,826         1,466         1,966
  Energy and Other                                --            --            --
--------------------------------------------------------------------------------
                                              $4,861        $3,312        $2,987
================================================================================

Commercial/(b)/
  Space & Strategic Missiles                  $1,737        $1,465        $1,386
  Electronics                                    530           568           259
  Information & Services                       2,172         1,863         1,349
  Aeronautics                                    307           300           377
  Energy and Other                                66           653           725
--------------------------------------------------------------------------------
                                              $4,812        $4,849        $4,096
================================================================================
 (a) Sales made to foreign governments through the U.S. Government are included in the foreign governments category above.

 (b) Export sales, included in the foreign governments and commercial categories above, were $5.9 billion, $4.7 billion and $3.7 billion in 1997, 1996 and 1995, respectively.

================================================================================
Note 18 - Summary of
Quarterly Information (Unaudited)

                                                    1997 Quarters
                                      -------------------------------------
(In millions,
except per share data)                 First     Second     Third    Fourth/(a)/
===========================================================================
Net sales                             $6,674     $6,898     $6,619   $7,878
Earnings from operations                 656        637        677      327
Net earnings                             290        308        331      371
Diluted earnings per share
  before deemed preferred
  stock dividend                        1.35       1.42       1.51     1.83/(b)/
===========================================================================

                                                    1996 Quarters
                                      -------------------------------------
(In millions,
except per share data)               First/(c)/  Second     Third    Fourth/(d)/
===========================================================================
Net sales                             $5,109     $7,076     $7,028   $7,662
Earnings from operations                 472        693        675      441
Net earnings                             272        299        311      465
Diluted earnings per share              1.23       1.34       1.40     2.14
===========================================================================

(a) Earnings for the fourth quarter of 1997 include the effects of certain nonrecurring and unusual items, including a tax-free gain of $311 million, or $1.53 per diluted share, and after tax charges of $303 million, or $1.49 per diluted share (see Notes 3 and 5). The Corporation also changed its expected long-term rate of return on benefit plan assets effective October 1, 1997, which decreased pension cost (see Note 14).

(b) Earnings per share for 1997 excludes the effects of a deemed preferred stock dividend resulting from the transaction with GE. The excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Series A preferred stock ($1.0 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings in determining net earnings applicable to common stock used in the computation of earnings per share. The effect of this deemed dividend was to decrease basic earnings per share by $9.79, and was antidilutive in the calculation of diluted earnings per share.

(c) Net sales and earnings for the first quarter of 1996 do not include the operations of Tactical Systems, as its operations have been included in the results of operations of the Corporation from April 1, 1996 (see Note 4).

(d) Earnings for the fourth quarter of 1996 include the effects of certain nonrecurring items, including an after tax gain of $351 million, or $1.62 per diluted share, and after tax charges of $209 million, or $.97 per diluted share (see Notes 4 and 5).

-----
44

                                                     Lockheed Martin Corporation
================================================================================
Consolidated Financial Data - Eight Year Summary


(In millions, except per share data)          1997       1996       1995       1994       1993        1992       1991         1990
==================================================================================================================================
Operating Results

Net sales                                 $ 28,069   $ 26,875   $ 22,853   $ 22,906   $ 22,397    $ 16,030    $ 15,871    $ 16,089
Costs and expenses                          25,772     24,594     21,571     21,127     20,857      14,891      14,767      15,178
----------------------------------------------------------------------------------------------------------------------------------
Earnings from operations                     2,297      2,281      1,282      1,779      1,540       1,139       1,104         911
Other income and expenses, net                 482        452         95        200         44          42         (49)         34
----------------------------------------------------------------------------------------------------------------------------------
                                             2,779      2,733      1,377      1,979      1,584       1,181       1,055         945
Interest expense                               842        700        288        304        278         177         176         180
----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and
  cumulative effect of changes in
  accounting                                 1,937      2,033      1,089      1,675      1,306       1,004         879         765
Income tax expense                             637        686        407        620        477         355         261         161
----------------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect
  of changes in accounting                   1,300      1,347        682      1,055        829         649         618         604
Cumulative effect of changes
  in accounting                                 --         --         --        (37)        --      (1,010)         --          --
----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                       $  1,300   $  1,347   $    682   $  1,018   $    829    $   (361)   $    618    $    604
==================================================================================================================================

Earnings (Loss) Per Common Share

Basic:
Before deemed preferred stock dividend
  and cumulative effect of changes
  in accounting                           $   6.73   $   6.80   $   3.28   $   5.32   $   3.99    $   3.31    $   3.05    $   2.97
Deemed preferred stock dividend              (9.85)        --         --         --         --          --          --          --
Cumulative effect of changes in
  accounting                                    --         --         --       (.20)        --       (5.15)         --          --
----------------------------------------------------------------------------------------------------------------------------------
                                          $  (3.12)  $   6.80   $   3.28   $   5.12   $   3.99    $  (1.84)   $   3.05    $   2.97
==================================================================================================================================
Diluted:
Before deemed preferred stock dividend
  and cumulative effect of changes
  in accounting                           $   6.09   $   6.09   $   3.09   $   4.85   $   3.77    $   3.30    $   3.04    $   2.97
Deemed preferred stock dividend              (8.55)        --         --         --         --          --          --          --
Cumulative effect of changes
  in accounting                                 --         --         --       (.17)        --       (5.14)         --          --
----------------------------------------------------------------------------------------------------------------------------------
                                                 *   $   6.09   $   3.09   $   4.68   $   3.77    $  (1.84)   $   3.04    $   2.97
==================================================================================================================================
Cash dividends                            $   1.60   $   1.60   $   1.34   $   1.14   $   1.09    $   1.04    $    .98    $    .90
==================================================================================================================================

Condensed Balance Sheet Data

Current assets                            $ 10,105   $ 10,346   $  8,208   $  8,143   $  6,961    $  5,157    $  5,553    $  5,442
Property, plant and equipment                3,669      3,721      3,134      3,455      3,643       3,139       3,155       3,200
Intangible assets related to contracts
  and programs acquired                      1,566      1,767      1,553      1,696      1,832          42          52          59
Costs in excess of net assets acquired       9,856     10,394      2,794      2,831      2,697         841         864         882
Other assets                                 3,165      3,312      1,869      1,854      1,949       1,648         895         883
----------------------------------------------------------------------------------------------------------------------------------
Total                                     $ 28,361   $ 29,540   $ 17,558   $ 17,979   $ 17,082    $ 10,827    $ 10,519    $ 10,466
==================================================================================================================================
Short-term borrowings                     $    494   $  1,110   $     --   $     --   $     --    $     --    $     --    $     --
Current maturities of long-term debt           876        180        722        285        346         327         298          30
Other current liabilities                    7,819      7,382      4,462      5,177      4,690       3,176       3,833       4,235
Long-term debt                              10,528     10,188      3,010      3,594      4,026       1,803       1,997       2,392
Post-retirement benefit liabilities          1,982      2,077      1,795      1,859      1,848       1,579          54          --
Other liabilities                            1,486      1,747      1,136        978        971         460         112          38
Stockholders' equity                         5,176      6,856      6,433      6,086      5,201       3,482       4,225       3,771
----------------------------------------------------------------------------------------------------------------------------------
Total                                     $ 28,361   $ 29,540   $ 17,558   $ 17,979   $ 17,082    $ 10,827     $10,519    $ 10,466
==================================================================================================================================
Common Shares Outstanding
  at Year End                                194.4      192.7      198.6      199.1      197.9       194.1       201.4       200.7
==================================================================================================================================

*Antidilutive.

----------
45

================================================================================
Corporate Directors
(As of March 12, 1998)


Board of Directors                        Eugene F. Murphy
                                          Vice Chairman and
Norman R. Augustine                       Executive Officer
Chairman of the Board                     General Electric Company
Lockheed Martin Corporation
                                          Allen E. Murray
Marcus C. Bennett                         Retired Chairman and
Executive Vice President and Chief        Chief Executive Officer
Financial Officer                         Mobil Corporation
Lockheed Martin Corporation
                                          Frank Savage
Lynne V. Cheney                           Chairman
Senior Fellow for Public Policy Research  Alliance Capital Management
American Enterprise Institute             International

Vance D. Coffman                          Peter B. Teets
Chief Executive Officer and               President and Chief Operating Officer
Vice Chairman                             Lockheed Martin Corporation
Lockheed Martin Corporation
                                          Daniel M. Tellep
Houston I. Flournoy                       Retired Chairman of the Board and
Special Assistant to the President,       Chief Executive Officer
Governmental Affairs                      Lockheed Martin Corporation
University of Southern California
                                          Carlisle A. H. Trost
James F. Gibbons                          Retired Chief of Naval Operations
Reid Weaver Dennis Professor
of Electrical Engineering                 James R. Ukropina
Stanford University                       Partner
                                          O'Melveny & Myers
Edward E. Hood, Jr.
Retired Vice Chairman                     Douglas C. Yearley
General Electric Company                  Chairman, President and Chief
                                          Executive Officer
Caleb B. Hurtt                            Phelps Dodge Corporation
Retired President and
Chief Operating Officer
Martin Marietta Corporation

Gwendolyn S. King
Retired Senior Vice President,
Corporate and Public Affairs
PECO Energy Company

Vincent N. Marafino
Retired Executive Vice President
Lockheed Martin Corporation


Committees

Audit and Ethics Committee
Mr. Hood, Chairman
Mmes. Cheney and King, Messrs.
Flournoy, Marafino, Tellep, Trost
and Ukropina

Compensation Committee
Mr. Murray, Chairman
Messrs. Gibbons, Hood, Murphy,
Trost and Yearley

Executive Committee
Mr. Augustine, Chairman
Messrs. Coffman, Hood, Marafino,
Murray, Tellep, Ukropina and Yearley

Finance Committee
Mr. Ukropina, Chairman
Mrs. King and Messrs. Hurtt,
Marafino, Savage, Tellep and Yearley

Nominating Committee
Mr. Murphy, Chairman
Mrs. Cheney and Messrs. Flournoy,
Gibbons, Hurtt, Murray and Savage

Stock Option Subcommittee
Mr. Murray, Chairman
Messrs. Gibbons, Hood, Trost
and Yearley


----------
46

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------



Officers                           Brian D. Dailey
                                   Vice President
Joseph D. Antinucci
Vice President                     Peter DeMayo
                                   Vice President
William F. Ballhaus, Jr.
Vice President                     Terrance M. Drabant
                                   Vice President
Marcus C. Bennett
Executive Vice President and       Philip J. Duke
Chief Financial Officer            Vice President

James F. Berry                     Jack S. Gordon
Vice President                     Vice President

James A. Blackwell, Jr.            John Hallal
Vice President and President and   Vice President
Chief Operating Officer,
Aeronautics Sector                 Dain M. Hancock
                                   Vice President
Melvin R. Brashears
Vice President and President and   Alfred G. Hansen
Chief Operating Officer,           Vice President
Space & Strategic Missiles Sector
                                   Marcus C. Hansen
William B. Bullock                 Vice President
Vice President
                                   K. Michael Henshaw
Michael F. Camardo                 Vice President
Vice President
                                   Arthur E. Johnson
Joseph R. Cleveland                Vice President and President and
Vice President                     Chief Operating Officer,
                                   Information & Services Sector
Vance D. Coffman
Chief Executive Officer and        Todd J. Kallman
Vice Chairman                      Vice President and Controller

Raymond S. Colladay                Gary P. Mann
Vice President                     Vice President

Thomas A. Corcoran                 John F. Manuel
Vice President and President and   Vice President
Chief Operating Officer,
Electronics Sector                 G. Thomas Marsh
                                   Vice President
Robert B. Coutts
Vice President                     Carol R. Marshall
                                   Vice President

                                   Russell T. McFall
                                   Vice President

                                   Janet L. McGregor
                                   Vice President

                                   Frank H. Menaker, Jr.
                                   Senior Vice President and
                                   General Counsel

                                   John E. Montague
                                   Vice President

Albert Narath
Vice President

David S. Osterhout
Vice President

Daniel W. Patterson
Vice President

Susan M. Pearce
Vice President

Terry F. Powell
Vice President

John B. Ramsey
Vice President

Walter E. Skowronski
Vice President and Treasurer

Albert E. Smith
Vice President

Michael A. Smith
Vice President

John V. Sponyoe
Vice President

Robert J. Stevens
Vice President and President and
Chief Operating Officer,
Energy & Environment Sector

Peter B. Teets
President and Chief Operating Officer

Robert H. Trice, Jr.
Vice President

Lillian M. Trippett
Vice President, Corporate Secretary and
Associate General Counsel

Anthony Van Schaick
Vice President

Leonard L. Victorino
Vice President

William T. Vinson
Vice President and Chief Counsel

----------
47

                                                     Lockheed Martin Corporation
================================================================================
General Information


As of December 31, 1997, there were approximately 41,071 holders of record of Lockheed Martin common stock and 194,416,938 shares outstanding.


Common Stock Prices (New York Stock Exchange--composite transactions)

  (In dollars)                     High             Low             Close
==========================================================================
 1997 Quarters
 ------------------------------------------------------------------------
 1st                             92 7/8          82               84
 ------------------------------------------------------------------------
 2nd                            105 1/4          78 1/4          103 9/16
 ------------------------------------------------------------------------
 3rd                            113 7/16         98 3/8          106 5/8
 ------------------------------------------------------------------------
 4th                            108 7/16         88 1/8           98 1/2
==========================================================================

==========================================================================
 1996 Quarters
 ------------------------------------------------------------------------
 1st                             80 7/8          73 1/8           75 7/8
 ------------------------------------------------------------------------
 2nd                             86 3/4          73               84
 ------------------------------------------------------------------------
 3rd                             91 3/4          76 1/4           90 1/8
 ------------------------------------------------------------------------
 4th                             96 5/8          85 1/4           91 1/2
==========================================================================


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


Independent Auditors

Ernst & Young LLP
1225 Connecticut Avenue, N.W.
Washington, D.C. 20036


Common Stock

Stock symbol: LMT
Listed: New York Stock Exchange


Annual Report on Form 10-K

Stockholders may obtain, without charge, a copy of Lockheed Martin's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the year ended December 31, 1997 by writing to:

Lockheed Martin Investor Relations
6801 Rockledge Drive
Bethesda, MD 20817

For accessing the Lockheed Martin homepage on the Internet use the Uniform Resource Locator: http://www.shareholder.com/lmt.

Updates on earnings, dividends and company news are available by calling Lockheed Martin Shareholder Direct at
1-800-LMT-9758, 24 hours a day, seven days a week.

-----
48

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------



Setting the Standard

Lockheed Martin's Code of Ethics and Business Conduct is called "Setting the Standard." We aim to set the standard for ethical business conduct through these six guiding ethical principles.

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

Responsibility: to speak up--without fear of retribution--and report concerns in the work place, including violations of laws, regulations and company policies, and seek clarification and guidance whenever there is doubt.

Citizenship: to obey all the laws of the United States and the other countries in which we do business and to do our part to make the communities in which we live better.


--------------------------------------------------------------------------------
Shareholders desiring to read "Setting the Standard, Lockheed Martin's Code of Ethics and Business Conduct" or obtain additional information about the Corporation's ethics program may visit the Lockheed Martin homepage on the World Wide Web: http://www.lmco.com or write to the Corporation care of Carol R. Marshall, Vice President, Ethics and Business Conduct, P.O. Box 34143, Bethesda, MD 20827-0143. E-mail: Corporate.Ethics@lmco.com

-----
49

                                                     Lockheed Martin Corporation
--------------------------------------------------------------------------------


This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "estimate," "anticipate," "project," "intend," "expect," and similar expressions are intended to identify forward looking statements. All forward looking statements involve risks and uncertainties, including, without limitation, statements and assumptions with respect to future revenues, program performance and cash flows, the outcome of contingencies including litigation and environmental remediation, and anticipated costs of capital investments and planned dispositions. Readers are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of this Annual Report. The Corporation does not undertake any obligation to publicly release any revisions to these forward looking statements to reflect events, circumstances or changes in expectations after the date of this Annual Report, or to reflect the occurrence of unanticipated events. The forward looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A of the Securities Act and 21E of the Exchange Act. For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward looking statements, see the Corporation's Securities and Exchange Commission filings including, but not limited to, the discussion of "Competition and Risk" and the discussion of "Government Contracts and Regulations" on pages 14 through 17 and pages 18 through 19, respectively, of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (Form 10-K); "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 11 through 24 of this Annual Report, and "Note 1--Summary of Significant Accounting Policies," "Note 2--Transaction Agreement with Northrop Grumman Corporation" and "Note 16--Commitments and Contingencies" of the Notes to Consolidated Financial Statements on pages 31 through 32, 32 through 33 and 41 through 42, respectively, of the Audited Consolidated Financial Statements included in this Annual Report and incorporated by reference into the Form 10-K.

-----
50

[LOGO OF LOCKHEED MARTIN APPEARS HERE]


Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

                          [INTENTIONALLY LEFT BLANK]

          APPENDIX TO THE EDGAR VERSION OF THE 1997 ANNUAL REPORT TO SECURITY HOLDERS FILED PURSUANT TO RULE 304 OF REGULATION S-T

        This appendix is being filed pursuant to Rule 304 of Regulation S-K and represents Lockheed Martin Corporation's good faith effort to fairly and accurately describe certain graphic and image material that is included in the paper version of the 1997 Annual Report to Shareholders (the "1997 Annual Report") but has been omitted from the EDGAR version.

        A description of the pictures omitted from the 1997 Annual Report in its EDGAR format follows. Generally, the omitted pictures are described in the associated captions and represent products produced by Lockheed Martin Corporation which are discussed at various locations in the text of the document. In some instances, the pictures are of officers, directors and employees of the Corporation or of persons using the Corporation's products.
The pictures are included primarily to add visual interest to the 1997 Annual Report and are neither individually nor in the aggregate material to an understanding of the Report.

        The 1997 Annual Report in its EDGAR format also omits certain graphic material. This material is also described fully in the text. A description of the omitted graphic material follows:

Page 13 -- The omitted graph sets forth in columnar format net sales, in millions of dollars, for the years 1997, 1996 and 1995 and corresponds to the textual description of net sales.

Page 14 -- The graph omitted at the top of the page sets forth in columnar format net earnings, in millions of dollars, for the years 1997, 1996, and 1995. The graph corresponds to the textual description of net earnings.

Page 15 -- The graph omitted at the bottom of the page sets forth in columnar format earnings per common share, assuming full dilution, before deemed preferred stock dividend in dollars, for the years 1997, 1996 and 1995. The graph corresponds to the textual desciption of earnings per common share.

Page 16 -- The omitted graph sets forth in columnar format dividends per common share for each of 1997, 1996 and 1995.

Page 20 -- The omitted graph sets forth in columnar format negotiated backlog, in millions of dollars, for the years 1997, 1996 and 1995 and corresponds to the textual description of negotiated backlog.

Page 21 -- The omitted graph sets forth in columnar format net cash provided by operating activities in each of 1997, 1996 and 1995 and follows the associated textual discussion.