Form 10-K, Exhibit 13
period 1998-12-31
LOCKHEED MARTIN CORP
filed 1999-03-22
CIK 936468

(13) Portions of Lockheed Martin Corporation's 1998 Annual Report to Shareholders incorporated by reference in this Annual Report on Form 10-K.

FINANCIAL SECTION


15 Management's Discussion and Analysis of Financial Condition and Results of Operations

26   The Corporation's Responsibility for Financial Reporting

27   Report of Ernst & Young LLP, Independent Auditors

28   Consolidated Statement of Earnings

29   Consolidated Statement of Cash Flows

30   Consolidated Balance Sheet

31   Consolidated Statement of Stockholders' Equity

32   Notes to Consolidated Financial Statements

46   Consolidated Financial Data--Nine Year Summary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF              Lockheed Martin Corporation
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
December 31, 1998


--------------------------------------------------------------------------------
Lockheed Martin Corporation (Lockheed Martin or the Corporation) is engaged in the conception, research, design, development, manufacture, integration and operation of advanced technology systems, products and services. The Corporation serves customers in both domestic and international defense and commercial markets, with its principal customers being agencies of the U.S. Government. The following discussion should be read in conjunction with the audited consolidated financial statements included herein.

Common Stock Split

In October 1998, the Board of Directors of the Corporation authorized a two-for-one split of the Corporation's common stock in the form of a stock dividend which was effected on December 31, 1998. In the following discussion, all references to shares of common stock and per share amounts have been restated to reflect the stock split.

Transaction Agreement with COMSAT Corporation

In September 1998, the Corporation and COMSAT Corporation (COMSAT) announced that they had entered into an agreement to combine the companies in a two-phase transaction with a total estimated value of approximately $2.7 billion at the date of the announcement (the Merger). In connection with the first phase of this transaction, the Corporation commenced a cash tender offer (the Tender Offer) to purchase up to 49 percent, subject to certain adjustments, of the outstanding shares of common stock of COMSAT on the date of purchase at a price of $45.50 per share, with an estimated value of $1.2 billion. Under the Merger agreement, the Tender Offer will be extended for periods of up to 60 days until the earlier of (i) September 18, 1999, or (ii) satisfaction of certain conditions to closing. The consummation of the Tender Offer is subject to, among other things, the approval of the Merger by the stockholders of COMSAT and certain regulatory approvals, including approval by the Federal Communications Commission (FCC). The stockholders of COMSAT are expected to vote on the proposed Merger at COMSAT's annual meeting of stockholders on June 18, 1999. Upon completion of this phase of the transaction, the Corporation will account for its investment in COMSAT under the equity method of accounting. The second phase of the transaction, which will result in consummation of the Merger, will be accomplished by an exchange of one share of Lockheed Martin common stock for each share of COMSAT common stock. Consummation of the Merger is subject to, among other things, the enactment of legislation necessary to allow Lockheed Martin to acquire the remaining shares of COMSAT common stock and certain additional regulatory approvals, including anti-trust clearance by the Department of Justice. The Merger will be accounted for under the purchase method of accounting.

     The Corporation is not currently designated by the FCC as an "authorized common carrier," and as such is prohibited from owning more than 10 percent of COMSAT. The Corporation has filed an application with the FCC to be designated an "authorized common carrier" and to purchase up to 49 percent of COMSAT. On January 21, 1999, the Chairman of the House Committee on Commerce and the Chairman of the Senate Subcommittee on Communications sent a letter to the FCC urging the FCC not to take any action to permit any company to purchase more than 10 percent of COMSAT prior to Congress adopting satellite industry reform legislation. If the FCC were to delay or slow its review of the Corporation's filings with respect to the Tender Offer, and if Congress does not make rapid progress on satellite industry reform legislation, the Tender Offer may not be consummated by September 18, 1999. If this occurs, either party may terminate the Merger Agreement or both parties may elect to amend the Merger Agreement to extend this date. If the FCC's review is not delayed or slowed and the Tender Offer is consummated, but the legislative process relative to satellite industry reform legislation moves slowly, the Merger is unlikely to occur in 1999.

Acquisitions and Divestitures

In November 1997, Lockheed Martin exchanged all of the outstanding capital stock of a wholly-owned subsidiary for all of the outstanding Series A preferred stock held by General Electric Company (GE) and certain subsidiaries of GE (the GE Transaction). The Series A preferred stock was convertible into approximately 58 million shares of Lockheed Martin common stock. The Lockheed Martin subsidiary was composed of two non-core commercial business units which contributed approximately five percent of the Corporation's 1997 net sales, Lockheed Martin's investment in a telecommunications partnership and approximately $1.6 billion in cash. The GE Transaction was accounted for at fair value, and resulted in the reduction of the Corporation's stockholders' equity by $2.8 billion and the recognition of a tax-free gain of approximately $311 million in other income and expenses. Also see the discussion under the caption "Results of Operations" regarding the impact of the GE Transaction on the computation of 1997 earnings per share. In 1998 and 1997, in connection with the GE Transaction, the Corporation issued notes to a wholly-owned subsidiary of GE for $210 million, bearing interest at 5.73%, and $1.4 billion, bearing interest at 6.04%, respectively. The notes are due November 17, 2002.

     In July 1997, the Corporation and Northrop Grumman Corporation (Northrop Grumman) announced that they had entered into an agreement to combine the companies whereby Northrop Grumman would become a wholly-owned subsidiary of Lockheed Martin. The proposed merger with Northrop Grumman was terminated by the Board of Directors of Lockheed Martin in July 1998.

     In March 1997, the Corporation executed a definitive agreement valued at approximately $525 million to reposition ten non-core business units as a new independent company, L-3 Communications Corporation (L-3), in which the Corporation retained an approximate 35 percent ownership interest at closing. These business units contributed approximately two percent of the Corporation's net sales during the three month period ended March 31, 1997. The transaction, which closed in April 1997 with an effective date of March 30, 1997, did not have a material impact on the Corporation's earnings. The Corporation's ownership percentage was reduced to approximately 25 percent in the second quarter of 1998 as a result of an initial public offering of L-3's common stock. In the first quarter of 1999, the Corporation's ownership percentage was further reduced to approximately 7 percent as a result of a secondary offering of L-3's common stock which included 4.5 million shares previously owned by the Corporation. The 1998 transaction increased net earnings by $12 million, and the 1999 transaction is estimated to increase first quarter 1999 net earnings by an amount between $75 million and $85 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1998


--------------------------------------------------------------------------------
     During the third quarter of 1996, the Corporation announced its intention to distribute via an exchange offer its interest in Martin Marietta Materials, Inc. (Materials) to its stockholders. In October 1996, the exchange was consummated, subsequent to which the Corporation had no remaining ownership interest in Materials. The transaction was accounted for at fair value, resulting in a reduction in the Corporation's stockholders' equity of $750 million and the recognition of a pretax gain of $365 million in other income and expenses.

     In November 1996, the Corporation announced the proposed divestiture of two of its business units, Armament Systems and Defense Systems. This transaction, which concluded with the Corporation's receipt of $450 million in cash in January 1997, had no pretax effect on the results of operations for 1997 or 1996.

     On a combined basis, the Materials exchange and the Armament Systems and Defense Systems divestiture noted above increased 1996 net earnings by $351 million.

  In April 1996, the Corporation consummated its business combination with Loral Corporation (Loral) for a total purchase price, including acquisition costs, of approximately $7.6 billion (the Loral Transaction). In addition to the acquisition of Loral's defense electronics and systems integration businesses, the Loral Transaction resulted in the Corporation acquiring shares of preferred stock of Loral Space & Communications, Ltd. (Loral SpaceCom), a newly-formed company, which were convertible into 20 percent of Loral SpaceCom's common stock on a diluted basis at the date of acquisition. The operations of the businesses acquired in connection with the Loral Transaction have been included in the results of operations of the Corporation since April 1996.

Formation of Lockheed Martin Global Telecommunications

In August 1998, the Corporation announced the formation of Lockheed Martin Global Telecommunications, Inc. (Global Telecommunications), a wholly-owned subsidiary of the Corporation. Global Telecommunications will combine investments in several existing joint ventures and certain elements of the Corporation under a dedicated management team focused on capturing a greater portion of the worldwide telecommunications services market. Effective January 1, 1999, the following operations and investments became a part of Global Telecommunications: Lockheed Martin Intersputnik, Ltd., a strategic venture with Moscow-based Intersputnik that is scheduled to deploy its first satellite in 1999; Astrolink/TM/ International Ltd., a strategic venture that will provide global interactive multimedia services using next-generation broadband satellite technology; the elements of Lockheed Martin Missiles & Space, Lockheed Martin Management & Data Systems and Lockheed Martin Western Development Laboratories that provide commercial communications capabilities; the Corporation's investment in Americom Asia Pacific, LLC, a joint venture with GE Americom that is scheduled to launch a satellite in 1999 that will serve broadcasters in the Asia-Pacific region; and the Corporation's investment in ACeS International Limited, a joint venture that will provide cellular telephone communications in regions of Asia. Additionally, the Corporation intends to combine the operations of Global Telecommunications and COMSAT upon consummation of the Tender Offer and the Merger.

Results of Operations

The Corporation's operating cycle is long-term and involves many types of production contracts with varying production delivery schedules. Accordingly, the results of a particular year, or year-to-year comparisons of recorded sales and profits, may not be indicative of future operating results. The following comparative analysis should be viewed in this context.


                           [BAR CHART APPEARS HERE]

Net Sales
(In millions)

'96/(a)/       $26,875
'97            $28,069
'98            $26,266

(a) Reflects the business combination with Loral Corporation since April 1996.


     The Corporation's consolidated net sales for 1998 were $26.3 billion, a decrease of six percent compared to 1997. Net sales during 1997 were $28.1 billion, an increase of four percent compared to 1996. Excluding the impact of the operations of divested entities, which are discussed below, net sales for 1998 would have remained relatively consistent with 1997, and would have increased by five percent for 1997 compared to 1996. The sales decrease in the Space & Strategic Missiles segment in 1998 would have been offset by sales increases for the other business segments, after adjusting for divestiture activities. Sales increases in 1997 in the Space & Strategic Missiles, Aeronautics and Information & Services segments, as well as the inclusion of the operations of the businesses acquired in connection with the Loral Transaction for a full year in 1997 versus nine months in 1996, more than offset the reduction in sales due to divested operations. The U.S. Government remained the Corporation's largest customer, comprising approximately 70 percent of the Corporation's net sales for 1998 compared to 66 percent in 1997 and 70 percent in 1996.

     The Corporation's operating profit (earnings before interest and taxes) for 1998 was approximately $2.5 billion, a decrease of nine percent compared to 1997. Operating profit for 1997 was $2.8 billion, a two percent increase compared to 1996. The reported amounts for the three years presented include the financial impacts of various nonrecurring and unusual items, the details of which are

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
described below. Excluding the effects of these nonrecurring and unusual items for each year, operating profit for 1998 would have decreased by six percent compared to 1997, and would have increased by nine percent in 1997 compared to 1996. For 1998 compared to 1997, decreases in operating profit at the Space & Strategic Missiles and Information & Services segments more than offset the increase in operating profit at the Electronics segment. For 1997 compared to 1996, increases in operating profits at the Space & Strategic Missiles and Aeronautics segments more than offset a reduction in operating profit at the Information & Services segment. For a more detailed discussion of the operating results of the business segments, see "Discussion of Business Segments" below.

     Operating profit in 1998 included the effects of a nonrecurring and unusual pretax charge, net of state income tax benefits, totaling $233 million related to CalComp Technology, Inc. (CalComp), a majority-owned subsidiary of the Corporation. In the fourth quarter of 1998, the Corporation decided that it would not increase existing credit for CalComp to support ongoing operations, and agreed to provide financing, subject to certain conditions, for a plan providing for the timely non-bankruptcy shutdown of CalComp's business. The above actions resulted in a charge related to the impairment of assets and estimated costs required to accomplish the shutdown of CalComp's operations.

                           [BAR GRAPH APPEARS HERE]

Net Earnings
(In millions)

'96/(b)/            $1,347
'96/(a)//(b)/       $1,205
'97                 $1,300
'97/(c)/            $1,292
'98                 $1,001
'98/(d)/            $1,184

(a) Excluding the effects of the Materials exchange, the divestiture of two business units, and the charges associated with the environmental remediation business, impairment in values for certain assets, and other costs, 1996 net earnings would have been $1,205 million.

(b)  Reflects the business combination with Loral Corporation since April 1996.

(c) Excluding the effects of the gain on the transaction with GE, and the charges related to the Corporation's decision to exit certain lines of business and impairment in values for certain assets, 1997 net earnings would have been $1,292 million.

(d) Excluding the effects of a nonrecurring and unusual charge related to CalComp, 1998 net earnings would have been $1,184 million.


                           [BAR GRAPH APPEARS HERE]

Diluted Earnings (Loss) Per Share
(In dollars)

'96/(b)/            $ 3.04
'96/(a)//(b)/       $ 2.72
'97/(c)/            $(1.56)
'97/(d)/            $ 3.02
'98                 $ 2.63
'98/(e)/            $ 3.11

(a) Excluding the effects of the Materials exchange, the divestiture of two business units, and the charges associated with the environmental remediation business, impairment in values for certain assets, and other costs, 1996 diluted earnings per share would have been $2.72.

(b)  Reflects the business combination with Loral Corporation since April 1996.

(c) Includes the effects of a deemed preferred stock dividend in determining net loss applicable to common stock in the computation of loss per share which resulted from the GE Transaction. The effect of this deemed dividend was to reduce the diluted per share amount by $4.93.

(d) Excluding the effects of the deemed preferred stock dividend, the gain on the transaction with GE, and the charges related to the Corporation's decision to exit certain lines of business and impairment in values for certain assets, and including the dilutive effects of preferred stock conversion and stock options, 1997 diluted earnings per share would have been $3.02.

(e) Excluding the effects of a nonrecurring and unusual charge related to CalComp, 1998 diluted earnings per share would have been $3.11.


     During the fourth quarter of 1997, in addition to recording the tax-free gain resulting from the GE Transaction, the Corporation recorded nonrecurring and unusual pretax charges, net of state income tax benefits, totaling $457 million. These charges related to the Corporation's decision to exit certain lines of business and related to impairment in the values of various non-core investments and certain other assets.

     Operating profit in 1996 included the gain on the Materials exchange. In addition, during the fourth quarter of 1996, the Corporation recorded nonrecurring pretax charges, net of state income tax benefits, of $307 million. These charges related to the Corporation's environmental remediation business, and related to impairment in the values of non-core investments and certain other assets, and costs for facility closings and transfers of programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1998


--------------------------------------------------------------------------------
     The Corporation's reported net earnings for 1998 were $1.0 billion, a decrease of 23 percent compared to 1997. Reported net earnings for 1997 were $1.30 billion, a decrease of three percent compared to the reported 1996 net earnings of $1.35 billion. The 1998 reported amount includes the after-tax effect of the CalComp nonrecurring and unusual charge, which decreased net earnings by $183 million, or $.48 per diluted share. The 1997 reported amount includes the tax-free gain resulting from the GE Transaction of $311 million, and the after-tax effects of the nonrecurring and unusual charges described above of $303 million which, on a combined basis, decreased the 1997 diluted loss per share by $.02. The 1996 reported amounts include the after-tax effects of the Materials exchange and the provision for the after-tax effect of the Corporation's divestiture of its Armament Systems and Defense Systems business units. On a combined basis, these transactions increased 1996 net earnings by $351 million. The 1996 reported amounts also include the after-tax impact of the nonrecurring charges described above, which decreased net earnings by $209 million. These nonrecurring and unusual items increased 1996 diluted earnings per share by $.32 on a combined basis. Excluding the effects of these nonrecurring and unusual items, net earnings for 1998, 1997 and 1996 would have been approximately $1.18 billion, $1.29 billion and $1.20 billion, respectively.

     The Corporation reported diluted earnings (loss) per share of $2.63, $(1.56) and $3.04 for 1998, 1997 and 1996, respectively. For purposes of determining 1997 net loss applicable to common stock used in the computation of loss per share, the excess fair value of assets transferred to GE over the carrying value of the preferred stock (approximately $1.8 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings. This deemed dividend had a significant impact on the 1997 loss per share calculations, but did not impact reported 1997 net earnings. The effect of this deemed dividend was to reduce the basic and diluted per share amounts by $4.93. If the nonrecurring and unusual items described above were excluded from the calculation of earnings per share and, for 1997, if the dilutive effects of preferred stock conversion and stock options were factored into the diluted earnings per share calculation, diluted earnings per share for 1998, 1997 and 1996 would have been $3.11, $3.02 and $2.72, respectively.

                           [BAR GRAPH APPEARS HERE]

                                 '96     $0.80
                                 '97     $0.80
                                 '98     $0.82

                    Dividends Per Common Share (In dollars)


     The Corporation's debt to capitalization ratio improved from 70 percent at year-end 1997 to 64 percent at December 31, 1998. Total debt (including short-term borrowings) at December 31, 1998 decreased to $10.9 billion from $11.9 billion at year-end 1997. Total stockholders' equity increased to $6.1 billion at December 31, 1998 from $5.2 billion at year-end 1997. The Corporation paid dividends of $310 million in 1998, or $.82 per common share.

Industry Considerations

The Corporation's primary lines of business are in advanced technology systems for aerospace and defense, serving both government and commercial customers. In recent years, domestic and worldwide political and economic developments have strongly affected these markets, requiring significant adaptation by market participants.

     The U.S. aerospace and defense industry has experienced years of declining budgets for research, development, test and evaluation, and procurement. Currently, after 14 years of continuous declines in the U.S. defense budget, expenditures (after adjusting for inflation) are at their lowest point since before World War II. The portion of the Federal budget devoted to defense is at its lowest percentage in modern history. The industry participants' reaction to the shrinking budgets has been to combine to maintain critical mass and achieve significant cost savings.

     The U.S. Government had been supportive of industry consolidation activities through 1997, and the Corporation had been at the forefront of these activities. Through its own consolidation activities, the Corporation has been able to pass along savings to its customers, principally the U.S. Department of Defense. Though new consolidation activities among the large U.S. aerospace and defense companies have declined recently, the much anticipated consolidation of the European defense industry may be starting. In January 1999, British Aerospace P.L.C. announced that it intends to purchase the Marconi Electronics unit of General Electric Company P.L.C. of Great Britain.

     With the decline of significant domestic industry consolidation, major aerospace companies will need to focus on cost savings and efficiency improvements. The Corporation has already focused on cutting costs, raising productivity, and capitalizing on synergies and best practices which should improve its competitiveness in the future.

     There are now signs that the continuing declines in the defense budget may have ended, with proposals being made for modest increases in the next several years. The Corporation's broad mix of programs and capabilities makes it a likely beneficiary of increased defense spending.

     As a government contractor, the Corporation is subject to U.S. Government oversight. The government may investigate and make inquiries of the Corporation's business practices and conduct audits of contract performance and cost accounting. These investigations may lead to claims against the Corporation. Under U.S. Government procurement regulations and practices, an indictment of a government contractor could result in that contractor being fined and/or

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
suspended for a period of time from eligibility for bidding on, or for award of, new government contracts. A conviction could result in debarment for a specified period of time. Similar government oversight exists in most other countries where the Corporation conducts business. Although the outcome of such investigations and inquiries cannot be predicted, in the opinion of management, there are no claims, audits or investigations pending against the Corporation that are likely to have a material adverse effect on the Corporation's business or its consolidated results of operations, cash flows or financial position.

     The Corporation remains exposed to other inherent risks associated with U.S. Government contracting, including technological uncertainties and obsolescence, changes in government policies and dependence on annual Congressional appropriation and allotment of funds. Many of the Corporation's programs involve development and application of state-of-the-art technology aimed at achieving challenging goals. As a result, setbacks and failures can occur. In 1998, for example, the Corporation experienced difficulties related to its Theater High Altitude Area Defense (THAAD) system and commercial space programs. It is important for the Corporation to resolve the related performance issues to achieve success on these programs.

     The Corporation continues to focus on expanding its presence in related commercial and non-defense markets, most notably in space and telecommunications activities, information management and systems integration. Although these lines of business are not dependent on defense budgets, they share many of the risks associated with the Corporation's primary businesses, as well as others unique to the commercial marketplace. Such risks include development of competing products, technological feasibility and product obsolescence. The telecommunications market is expected to double over the next five years. Although the Corporation has limited experience and sales in this market as of the end of 1998, the Corporation hopes to apply its technological capabilities and the benefits of the merger with COMSAT, if consummated, to meet the increasing demand for broadband, Internet and virtual network services.

     In connection with expanding its portfolio of offered products and services in commercial space and telecommunications activities, the Corporation has entered into various joint venture, teaming and other business arrangements, including some with foreign partners. The conduct of international business introduces other risks into the Corporation's operations, including fluctuating economic conditions, fluctuations in relative currency values and the potential for unanticipated cost increases and timing issues resulting from the deterioration of political relations.

     In 1992, the Corporation entered into a joint venture with two Russian government-owned space firms to form Lockheed-Khrunichev-Energia International, Inc. (LKEI). Lockheed Martin owns 51% of LKEI and consolidates the operations of LKEI into its financial statements. LKEI has exclusive rights to market launches of commercial, non-Russian-origin payloads to space on the Proton rocket from a launch site in Kazakhstan. In 1995, another joint venture was formed, International Launch Services (ILS), with the Corporation and LKEI each holding 50 percent ownership. ILS was formed to market commercial Atlas and Proton launch services worldwide. Contracts for Proton launch services typically require substantial advances from the customer in advance of launch, and a sizable percentage of these advances are forwarded to Khrunichev State Research and Production Space Center (Khrunichev), the manufacturer in Russia, to provide for the manufacture of the related launch vehicle. Significant portions of such advances would be required to be refunded to each customer if launch services were not successfully provided within the contracted time frame. At December 31, 1998, approximately $990 million related to launches not yet provided was included in customer advances and amounts in excess of costs incurred, and approximately $740 million of payments to Khrunichev for launches not yet provided was included in inventories. Through year end 1998, launch services provided through LKEI and ILS have been in accordance with contract terms.

     An additional risk exists related to launch vehicle services in Russia. Under a trade agreement in effect since September 1993 between the United States and Russia, the number of Russian launches of U.S. built satellites into geosynchronous and geosynchronous transfer orbit is limited to fifteen from trade agreement inception through the year 2000. Officials of the U.S. Government have stated that this limit will not be raised until Russia takes satisfactory action to resolve missile technology proliferation concerns. This limit, if not raised or eliminated, could impair the Corporation's ability to achieve certain of its business objectives related to launch services, satellite manufacture and telecommunications market penetration. At December 31, 1998, approximately $375 million of the $990 million of customer advances and approximately $280 million of the $740 million of payments to Khrunichev disclosed in the prior paragraph are associated with launches in excess of the number currently allowed under the quota. Management is working to achieve a favorable resolution to raise or eliminate the limitation on the number of Russian launches.

     The Corporation has entered into agreements with RD AMROSS, a joint venture of the Pratt & Whitney division of United Technologies Corporation and the Russian firm NPO Energomash, for the development and purchase, subject to certain conditions, of up to 101 RD-180 booster engines for use in two models of the Corporation's launch vehicles. Terms of the agreements call for payments to be made to RD AMROSS upon the achievement of certain milestones in the development and manufacturing processes. Approximately $100 million of payments made under these agreements were included in the Corporation's inventories at December 31, 1998.

Discussion of Business Segments

The Corporation's operations are divided into five business segments: Space & Strategic Missiles; Electronics; Aeronautics; Information & Services; and Energy and Other. Effective January 1, 1998, management responsibility for United Space Alliance, a limited liability company owned by the Corporation and The Boeing Company, was reassigned from the Information & Services segment to the Space & Strategic Missiles segment. Management reporting of certain other activities was also reassigned among the Space & Strategic Missiles, Electronics, and Energy and Other segments. Consequently, 1997 and 1996 operating profit amounts for these segments have been restated to conform with the 1998 presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1998


--------------------------------------------------------------------------------
     The following table displays net sales for the Lockheed Martin business segments for 1998, 1997 and 1996, which correspond to the segment information presented in Note 17 to the consolidated financial statements:

(In millions)                                1998          1997          1996
=============================================================================
Net Sales
Space & Strategic Missiles                $ 7,461       $ 8,303       $ 7,904
Electronics                                 7,342         7,069         6,675
Aeronautics                                 5,996         6,045         5,596
Information & Services                      5,212         6,468         5,893
Energy and Other                              255           184           807
-----------------------------------------------------------------------------
                                          $26,266       $28,069       $26,875
=============================================================================

     Operating profit (loss) by industry segment for 1998, 1997 and 1996, including the effects of the nonrecurring and unusual items discussed previously, is displayed in the table below. This information also corresponds to the segment information presented in Note 17 to the consolidated financial statements.

(In millions)                                 1998          1997         1996
=============================================================================
Operating Profit (Loss)
Space & Strategic Missiles                 $   976       $ 1,096      $   973
Electronics                                    733           576          673
Aeronautics                                    654           612          441
Information & Services                         (25)          111          290
Energy and Other                               184           384          356
-----------------------------------------------------------------------------
                                           $ 2,522       $ 2,779      $ 2,733
=============================================================================

     The following table displays the pretax impact of the nonrecurring and unusual items discussed earlier as reflected in each segment's operating profit
(loss) for each of the three years presented:

(In millions)                                   1998        1997        1996
=============================================================================
Nonrecurring
and Unusual Items--
  (Loss) Profit:
Consolidated Effects
Nonrecurring and unusual charges               $(233)      $(457)      $(307)
Gain on GE Transaction                            --         311          --
Gain on Materials exchange                        --          --         365
-----------------------------------------------------------------------------
                                               $(233)      $(146)      $  58
-----------------------------------------------------------------------------
Segment Effects
Space & Strategic Missiles                     $  --       $ (87)      $ (25)
Electronics                                       --         (69)         --
Aeronautics                                       --         (44)        (46)
Information & Services                          (233)       (163)        (86)
Energy and Other                                  --         217         215
-----------------------------------------------------------------------------
                                               $(233)      $(146)      $  58
=============================================================================

     In an effort to make the following discussion of significant operating results of each business segment more understandable, the effects of these nonrecurring and unusual items discussed earlier have been excluded. The Space & Strategic Missiles and Aeronautics segments generally include programs that are substantially larger in terms of sales and operating profits than those included in the other segments. Accordingly, due to the significant number of smaller programs in the Electronics and Information & Services segments, the impacts of performance on individual programs typically are not as material to these segments' results of operations.

Space & Strategic Missiles

Net sales of the Space & Strategic Missiles segment decreased by 10 percent in 1998 compared to 1997 and increased by five percent in 1997 compared to 1996. The segment's 1998 net sales activity was adversely impacted by reductions in Atlas and Proton commercial launch vehicle activities, primarily as a result of delays in availability of commercial satellites due to supplier issues, a reduction in volume on the Trident fleet ballistic missile program, and a decrease in volume in classified program activities. During 1997, increases in Proton launch services volume and additional revenues from commercial satellite programs contributed roughly equally to the segment's growth as compared to 1996.

     Operating profit for the segment decreased by 17 percent in 1998 compared to 1997 after having increased by 19 percent for 1997 compared to 1996. The 1998 decrease resulted from the same issues that impacted net sales, as discussed above, as well as from losses and performance related charges totaling approximately $100 million in the commercial space product areas. This decrease was partially offset by a third quarter favorable adjustment of approximately $128 million, which resulted from a significant improvement in the Atlas launch vehicle program related to the retirement of program and technical risk based upon a current evaluation of the program's historical performance, and approximately $50 million related to the favorable impact of the restructure of a commercial satellite program which occurred in the fourth quarter. The 1997 increase resulted equally from improved margins on Atlas launches and the increase in Proton launch activity mentioned previously.

Electronics

The Electronics segment's net sales increased by four percent in 1998 compared to 1997, and by six percent in 1997 compared to 1996. Excluding the operations of the segment's Commercial Electronics unit, which was divested during the first quarter of 1998, net sales in 1998 would have increased by eight percent from 1997. Nearly $200 million of the increase in 1998 resulted from greater production deliveries of postal systems equipment and, to a lesser extent, net sales were favorably impacted by increases in surface ship systems and control systems activities in 1998. Net sales for 1997 included a full year of the operations of certain businesses acquired in connection with the Loral Transaction versus nine months in 1996, offset by the absence of sales in 1997 resulting from the divestiture of the Corporation's Armament Systems and Defense Systems businesses. Adjusting the results of operations to reflect these companies on a comparable basis, 1997 net sales would have decreased by two percent compared to 1996.

     Operating profit for the segment increased by 14 percent in 1998 compared to 1997, following a four percent decrease in 1997 compared to 1996. Adjusting the results of operations to reflect the items previously mentioned on a comparable basis, operating profit would have increased by 14 percent in 1998 compared to 1997, and decreased by 10 percent in 1997 compared to 1996. During 1998, operating profit increased primarily due to improved margins on electronic defense systems and, to a lesser extent, the volume increases that impacted net sales as discussed above. During 1997, operating profit decreased as a result of investments in new programs as well as reduced margins for the Commercial Electronics unit.

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
Aeronautics

Net sales of the Aeronautics segment decreased by one percent in 1998 compared to 1997, after having increased by eight percent in 1997 compared to 1996. Excluding the operations of the segment's Aerostructures business unit divested to GE during the fourth quarter of 1997, net sales would have increased by three percent during 1998 primarily due to increased volume related to F-16 fighter aircraft and other modification, maintenance and logistic programs. The 1997 increase principally resulted from increased deliveries of F-16 fighter aircraft from the prior year.

     Operating profit for the segment remained relatively stable during 1998 compared to 1997, and increased by 35 percent in 1997 compared to 1996. Excluding the operations of the Aerostructures business unit, operating profit would have increased by 10 percent in 1998 compared to 1997, and by 33 percent in 1997 compared to 1996. Operating profit increased during 1998 primarily as a result of increased F-16 aircraft deliveries and improved performance on tactical aircraft programs. During 1997, operating profit increased due to the greater number of F-16 deliveries, and the completion of significant flight performance milestone events and margin improvements on the C-130 program.

Information & Services

Net sales of the Information & Services segment decreased by 19 percent in 1998 compared to 1997, and increased by 10 percent in 1997 compared to 1996. The decrease in 1998 reflects the absence of the results of operations of the segment's Access Graphics business unit, divested to GE in the fourth quarter of 1997, and the operations of L-3, which were divested effective March 30, 1997. Excluding the impact of these divestitures, the segment's net sales for 1998 would have increased by three percent compared to 1997. Approximately $200 million of this increase resulted from higher sales volume in certain technology services programs and welfare and family services programs, partially offset by a reduction in sales due to performance issues in the commercial products businesses. The 1997 net sales increase reflected a $300 million increase in sales volume related to commercial products, system integration programs and information systems programs. The inclusion of a full year of the operations of certain businesses acquired in connection with the Loral Transaction in 1997 versus nine months in 1996 was largely offset by the effect of the absence of L-3 operations and the Corporation's transfer of its Space Shuttle processing operations to United Space Alliance.

  Operating profit for the segment decreased by 24 percent in 1998 compared to 1997, and by 27 percent in 1997 compared to 1996. Adjusting the 1997 and 1996 results of operations for the items discussed in the preceding paragraph on a comparable basis, operating profit for 1998 would have decreased by 22 percent compared to 1997, and by 23 percent in 1997 compared to 1996. The operating profit decrease for 1998 resulted from the impact of the performance issues in the commercial products businesses and the timing of recognition of performance improvements in certain systems integration programs in 1997. The 1997 decrease resulted from unfavorable performance in the segment's commercial product businesses, primarily CalComp. As disclosed previously, CalComp is conducting a timely non-bankruptcy shutdown of its operations.

Energy and Other

Net sales of the Energy and Other segment increased by 39 percent in 1998 compared to 1997 after having decreased significantly in 1997 compared to 1996. The 1998 increase primarily reflects additional sales volume in environmental activities. The net sales decrease in 1997 principally resulted from the divestiture of Materials during the fourth quarter of 1996.

     Operating profit for this segment increased by 10 percent in 1998 compared to 1997, and by 18 percent in 1997 compared to 1996. In both years, improvements in the Corporation's performance on certain environmental programs were realized, and additional gains were recognized on land sales of $16 million in 1998 compared to 1997 and $20 million in 1997 compared to 1996. Operating profit in 1997 was also negatively impacted by the absence of the results of operations of Materials.

[BAR CHART APPEARS HERE]

'96       $ 50,406
'97       $ 47,059
'98       $ 45,345

Negotiated Backlog (In millions)

Backlog

Total negotiated backlog of $45.3 billion at December 31, 1998 included both unfilled firm orders for the Corporation's products for which funding has been authorized and appropriated by the customer (Congress, in the case of U.S. Government agencies) and firm orders for which funding has not been appropriated.

     The following table shows total backlog by segment at the end of each of the last three years:

(In millions)                                1998          1997          1996
=============================================================================
Backlog
Space & Strategic Missiles                $16,089       $16,834       $19,463
Electronics                                10,646         9,849        10,650
Aeronautics                                10,617        13,456        13,408
Information & Services                      7,767         6,674         6,718
Energy and Other                              226           246           167
-----------------------------------------------------------------------------
                                          $45,345       $47,059       $50,406
=============================================================================

     Total Space & Strategic Missiles backlog decreased by four percent in 1998 compared to 1997, after having decreased by 14 percent in 1997 compared to 1996. The decrease in 1998 resulted

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1998


--------------------------------------------------------------------------------
principally from contract modifications to the Titan IV program. During 1998, the Corporation entered into an agreement with the U.S. Government that provides $500 million of funding to develop the Evolved Expendable Launch Vehicle. The Corporation will use its best efforts to design a prototype to comply with the launch capability requirements included in the agreement. Since this agreement does not constitute a procurement contract, funding has been excluded from backlog. The decrease in 1997 resulted principally from a reduction in classified backlog and a finalization of the Corporation's backlog recognition policy for the SBIRS program.

     Total Electronics segment backlog increased by eight percent in 1998 compared to 1997, after having decreased by eight percent in 1997 compared to 1996. During 1998, backlog increased primarily as a result of new orders received for various surface ship systems and missile systems activities. The 1997 decrease was caused by absence of backlog related to the Armament Systems and Defense Systems businesses divested during 1997.

     Total Aeronautics segment backlog decreased by 21 percent in 1998 compared to 1997 after having increased slightly in 1997 compared to 1996. The segment's 1998 backlog was impacted by a significant decrease in new order activity from the prior year, principally related to the timing of new orders. Specifically, during 1998, the government of the United Arab Emirates selected the Corporation's F-16 as its advanced fighter aircraft. The Corporation is working to secure a definitive contract, estimated to be worth over $5 billion, during 1999. In 1997, new orders for C-130 airlift aircraft were offset by the reduction in F-16 fighter aircraft backlog and the divestiture of the segment's Aerostructures business backlog to GE.

     Total Information & Services backlog increased by 16 percent in 1998 compared to 1997, after having decreased slightly in 1997 compared to 1996. The increase from 1997 to 1998 related to the 1998 award to the Corporation of the Consolidated Space Operations Contract by the National Aeronautics and Space Administration, and increases related to the receipt of new information management services contract awards. The decrease in 1997 resulted from the absence of backlog related to the companies that were divested to L-3 during 1997.

                           [BAR CHART APPEARS HERE]

                                '96/(a)/ $1,636
                                '97      $1,208
                                '98      $2,027

            Net Cash Provided By Operating Activities (In millions)

(a) Reflects the business combination with Loral Corporation since April 1996.


Liquidity and Cash Flows

Operating Activities

Operating activities provided $2.0 billion in cash during 1998, compared to $1.2 billion and $1.6 billion provided in 1997 and 1996, respectively. The significant increase in cash provided by operations during 1998 was a result of improved operating cash flow and reduced net Federal income tax payments.

Investing Activities

The Corporation used $455 million in cash for investing activities during 1998, compared to $185 million provided during 1997 and $8.0 billion used during 1996. For the three years presented, the major investments of cash were related to property, plant and equipment additions, which declined 7 percent in 1998 after a 2 percent increase in 1997. During 1998, $134 million of net cash was provided by divestiture and acquisition activities. During 1997, cash was principally provided by the disposition of the Armament Systems and Defense Systems businesses and the divestiture of L-3. During 1996, the Corporation used $7.3 billion of cash to finance the Loral Transaction.

Financing Activities

The Corporation used $1.3 billion in cash for financing activities during 1998, compared to $1.4 billion used during 1997 and $5.7 billion provided during 1996. Because operating activities generated significantly more cash during 1998, the Corporation was able to reduce its total debt by more than $1.0 billion. During 1997, the Corporation also was able to decrease its short-term borrowings significantly, while long-term debt borrowings were increased to finance the GE Transaction. During 1996, $7.6 billion in cash was provided through an increase in indebtedness to finance the Loral Transaction. Approximately $886 million of long-term debt will mature in 1999.

     During 1998, the Corporation paid $310 million in common stock dividends, compared to $299 million and $302 million during 1997 and 1996, respectively. During the third quarter of 1998, the Corporation's Board of Directors approved an increase to the cash dividend per share of common stock to $.22 per share, or $.88 annually, on a post stock split basis. The increased dividend was effective for dividends declared in the fourth quarter of 1998.

Other

The Corporation receives advances on certain contracts to finance inventories. At December 31, 1998, approximately $2.5 billion in advances related to work in process were received from customers and recorded as a reduction to inventories in the Corporation's consolidated balance sheet. In addition, customer advances (typically from foreign governments and commercial customers) were approximately $4.0 billion at the end of 1998. The Corporation maintains these amounts as current liabilities.

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
Capital Structure and Resources

Total debt, including short-term borrowings, decreased by more than $1.0 billion during 1998 from approximately $11.9 billion at December 31, 1997. This decrease was comprised of net short-term debt repayments of $151 million and the net repayment of long-term debt of $870 million. The Corporation's long-term debt is primarily in the form of publicly issued, fixed-rate Notes and Debentures. At year end 1998, the Corporation held cash and cash equivalents of $285 million, which were used to pay down its commercial paper borrowings in January 1999. Total stockholders' equity was $6.1 billion at December 31, 1998, an increase of nearly $1 billion from the December 31, 1997 balance. This increase principally resulted from 1998 net earnings. Consequently, the Corporation's total debt to capitalization ratio improved from 70 percent at December 31, 1997 to 64 percent at December 31, 1998.

     At the end of 1998, the Corporation had in place a short-term revolving credit facility in the amount of $2.5 billion which matures on May 28, 1999, and a long-term revolving credit facility in the amount of $3.5 billion, which matures on December 20, 2001 (collectively, the Credit Facilities). No borrowings were outstanding under the Credit Facilities at December 31, 1998. However, the Credit Facilities support commercial paper borrowings of approximately $1.3 billion outstanding at December 31, 1998. Based on management's ability and intention to maintain this amount of debt outstanding for at least one year, $300 million of this amount has been classified as long-term debt.

     The Corporation has entered into standby letter of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts. At December 31, 1998, the Corporation had contingent liabilities on outstanding letters of credit, guarantees and other arrangements aggregating approximately $1.3 billion.

     In January 1999, the Corporation filed a shelf registration with the Securities and Exchange Commission to provide for the issuance of up to $2.5 billion in debt securities. The registration statement is expected to be declared effective in the first quarter of 1999.

     The Corporation actively seeks to finance its business in a manner that preserves financial flexibility while minimizing borrowing costs to the extent practicable. The Corporation's management continually reviews the changing financial, market and economic conditions to manage the types, amounts and maturities of the Corporation's indebtedness. Periodically, the Corporation may refinance existing indebtedness, vary its mix of variable rate and fixed rate debt and the maturities of that debt, or seek alternative financing sources for its cash and operational needs. As a result of the proposed COMSAT transaction, the Corporation's senior long-term debt rating is currently under review by one rating agency.

     Cash and cash equivalents including temporary investments, internally generated cash flow from operations and other available financing resources are expected to be sufficient to meet anticipated operating, capital expenditure and debt service requirements and discretionary investment needs during the next twelve months. Consistent with the Corporation's desire to generate cash to invest in its core businesses and reduce debt, management anticipates that, subject to prevailing financial, market and economic conditions, the Corporation may continue to divest certain non-core businesses, passive equity investments and surplus properties.

Year 2000 Issues

Like most companies, Lockheed Martin is affected by Year 2000 issues. Accordingly, all of the Corporation's business units are actively involved in its Year 2000 Compliance Program (the Program). The Program has been designed to minimize risk to the Corporation's business units and its customers using a standard six-phase industry approach. The six phases include: Awareness, Assessment, Renovation, Validation, Implementation and Post-Implementation. In the Awareness phase, the problem is defined, risks and magnitude of repairs are communicated, and executive level support and sponsorship is obtained. During the Assessment phase, an inventory of assets that could be impacted by Year 2000 compliance issues is prepared which includes internal information technology
(IT) systems (e.g. hardware, program applications, data centers), external IT systems (e.g. customer products and deliverables, interfaces with third parties) and non-IT systems (e.g. facilities, non-IT equipment).

     In the Renovation phase, a plan for remediation is developed for each system or product based on its critical nature and risk. Renovation is considered complete when these plans have been implemented and the actual conversion of the hardware, firmware or software has occurred. Renovation of customer products and deliverables, where requested and funded by the customer, is also a part of this phase. The Validation phase involves testing of all renovated systems to ensure that they will operate correctly across and during the new millennium. During the Implementation phase, renovated and validated systems are placed into live production environments. The Post-Implementation phase occurs in the Year 2000. This phase will entail monitoring of systems to ensure Year 2000 compliance and implementing business continuity and contingency plans as considered necessary.

     Lockheed Martin's Program was designed to achieve the Corporation's overall goal of Year 2000 readiness in advance of the century change. The Corporation views Year 2000 awareness as a continuous phase of the Program that has resulted in distribution of news letters, development of internal and external web sites and an internal Year 2000 Awareness Week. During 1998, the Assessment phase was completed. As of December 31, 1998, the Renovation phase was approximately 95 percent complete, and the Validation and Implementation phases were both approximately 80 percent complete. The year 1999 will be used to complete the remaining phases of the Program, as appropriate, which will include addressing late availability of vendor or government furnished equipment, monitoring the status of Year 2000 compliance of vendors and customers (related to both products and readiness), completing planned replacement of systems, and developing contingency and crisis management plans as deemed necessary. Management estimates that the Renovation phase will be completed in the first quarter of 1999, and that both the Validation and Implementation phases will be completed in the second quarter of 1999, with few exceptions that include planned new and contingency implementations.

     Management currently estimates that total costs of the Program will be approximately $85 million, 60 percent of which had been expended through December 31, 1998. These costs have not been material to the Corporation's consolidated results of operations, cash flows or financial position for any prior period and, based on information available at this time, are not expected to be material in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1998


--------------------------------------------------------------------------------
any future period. The remaining costs are expected to be directed primarily toward validation testing and implementation activities. These estimates include internal costs as well as costs for outside consulting services, but do not include estimated costs for system replacements which were not accelerated due to Year 2000 issues. No significant IT projects have been deferred due to Year 2000 efforts. The costs incurred for the Program are allowable in establishing prices for the Corporation's products and services under contracts with the U.S. Government. Therefore, a substantial portion of these costs are being reflected in the Corporation's sales and cost of sales.

     The costs to implement and the time frame contemplated by the Program are based on management's estimates, which were derived utilizing numerous assumptions related to future events, including each vendor's ability to modify proprietary software, the ability of other third parties (including domestic and foreign customers and suppliers) to successfully address their Year 2000 issues, unanticipated issues identified in executing the Program and other similar uncertainties. While the Corporation expects to resolve all Year 2000 risks without a material adverse impact to its consolidated results of operations, cash flows or financial position, there can be no guarantee that these estimates of costs or timing, or that the objectives of the Program, will be achieved. To mitigate these risks, the Corporation has formal measurement and reporting processes in place. For example, internal auditors meet weekly with Program personnel to review the current status of the Program and related issues, and Program reviews are conducted monthly with each of the Corporation's segments and quarterly at the business unit level. In addition, updates are presented periodically to executive management, the Board of Directors and the Audit and Ethics Committee. The Corporation has obtained additional assurance through the use of internal independent test environments, third party verification of randomly selected renovated and validated applications, and internal audits designed to ensure Year 2000 readiness. Program assessments have been conducted by customers and the Defense Contract Audit Agency throughout the Program. With respect to third parties, the Corporation is aware that a number of its domestic and foreign key suppliers and customers have just recently begun to aggressively address their Year 2000 issues and, therefore, believes there is risk associated with their achieving timely Year 2000 compliance. To mitigate this risk, formal communication with all of our key suppliers and customers (including banks and U.S. Government customers) has been initiated as part of the Program. In response to this communication, the Corporation has received differing levels of information from these third parties to assist in the assessment of their Year 2000 readiness; however, in most cases, the Corporation is unable to verify the accuracy of their responses. Based on information available at this time, management believes that Program activities to date are consistent with the Program's design.

     The Corporation is aware that a "reasonably likely worst case" scenario of Year 2000 risks could include isolated interruption of deliveries from critical domestic and foreign suppliers, the inability of critical domestic and foreign customers to conduct business due to disruption of their operations, product liability issues, isolated performance problems with manufacturing or administrative systems, and late availability of embedded vendor products for which responsibility for Year 2000 compliance rests with the respective vendor. The consequences of these issues may include increases in manufacturing and general and administrative expenses until the issues are resolved, lost revenues, lower or delayed cash receipts, and product liability. The Corporation cannot currently quantify the potential effect of these issues on its consolidated results of operations, cash flows or financial position, should some or a combination of these events come to pass. However, based on information available at this time, management believes that activities of the Program designed to mitigate these types of issues are consistent with the Program's design.

     The Corporation requires assessments of risk throughout Program execution. Business continuity planning is underway and will continue through 1999 to address risk associated with interruption to key business areas. In connection with these assessments, Lockheed Martin has developed guidelines for when contingency plans are required and a standard template for use in documenting such plans. For example, contingency plans are required for any work that is scheduled to be completed after mid-1999, where there is significant risk of domestic or foreign supplier chain disruption, or for a new system implementation where schedule or technical issues are assessed to be significantly at risk, in which case renovation of legacy systems has been or will be performed. Additionally, while management believes that most of the Corporation's non-IT systems will function without substantial compliance problems, preparation for events that are generally outside the direct control of the Corporation (e.g. loss of power or telecommunication capabilities) have been included as part of crisis management planning. The Corporation's plans include coordination with existing emergency or crisis management teams within our facilities to ensure that scenarios are utilized in training and drills during 1999.

Environmental Matters

As more fully described in Note 16 to the consolidated financial statements, the Corporation has entered into two consent decrees with the U.S. Environmental Protection Agency (EPA) relating to certain property in Burbank, California, and is operating under a cleanup and abatement order from the California Regional Water Quality Control Board (the Regional Board) regarding its Burbank facilities. The Corporation estimates that total expenditures required over the remaining terms of the consent decrees and the Regional Board order related to the Burbank property will be approximately $110 million. In addition, the Corporation is responding to three administrative orders issued by the Regional Board in connection with its facilities in Redlands, California. The Corporation estimates that expenditures required to implement work currently approved by the Regional Board related to the Redlands facilities will be approximately $110 million. Also in connection with its Redlands facilities, the Corporation is coordinating with the U.S. Air Force, which is conducting studies of the potential health effects of exposure to perchlorates, a regional groundwater contaminant. The results of these studies indicate that the Corporation's current efforts with water purveyors regarding perchlorate issues are appropriate; however, the Corporation currently cannot project the extent of its ultimate clean-up obligation with respect to perchlorates, if any.

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
     The Corporation is a party to various other proceedings and potential proceedings related to environmental clean-up issues, including matters at various sites where it has been designated a Potentially Responsible Party (PRP) by the EPA or by a state agency. In the event the Corporation is ultimately found to have liability at those sites where it has been designated a PRP, the Corporation anticipates that the actual burden for the costs of remediation will be shared with other liable PRPs. Generally, PRPs that are ultimately determined to be responsible parties are strictly liable for site clean-ups and usually agree among themselves to share, on an allocated basis, the costs and expenses for investigation and remediation of hazardous materials. Under existing environmental laws, however, responsible parties are jointly and severally liable and, therefore, the Corporation is potentially liable for the full cost of funding such remediation. In the unlikely event that the Corporation were required to fund the entire cost of such remediation, the statutory framework provides that the Corporation may pursue rights of contribution from the other PRPs. Among the variables management must assess in evaluating costs associated with these sites are changing cost estimates, continually evolving governmental environmental standards and cost allowability issues. Therefore, the nature of these environmental matters makes it extremely difficult to estimate the timing and amount of any future costs that may be necessary for remedial actions.

     The Corporation records appropriate financial statement accruals for environmental issues in the period in which it is probable that a liability has been incurred and the amounts can be reasonably estimated. In addition to the matters with respect to the Burbank and Redlands properties described above, the Corporation has accrued approximately $240 million at December 31, 1998 for other matters in which an estimate of financial exposure could be determined. Management believes, however, that it is unlikely that any additional liability the Corporation may incur for known environmental issues would have a material adverse effect on its consolidated results of operations or financial position.

     Also as more fully described in Note 16, the Corporation is continuing to pursue recovery of a significant portion of the unanticipated costs incurred in connection with the $180 million fixed price contract with the U.S. Department of Energy (DOE) for the remediation of waste found in Pit 9, located on the Idaho National Engineering and Environmental Laboratory reservation. The Corporation has been unsuccessful to date in reaching any agreements with the DOE on cost recovery or other contract restructuring matters. In June 1998, the DOE, through Lockheed Martin Idaho Technologies Company (LMITCO), the DOE's management contractor on the Pit 9 project, terminated the Pit 9 contract for default. On the same date, the Corporation filed a lawsuit against the DOE in the U.S. Court of Federal Claims challenging and seeking to overturn the default termination. In July 1998, the Corporation withdrew the request for equitable adjustment (REA) it had submitted previously and replaced it with a certified REA. This action raised the status of the REA to a formal claim. In August 1998, LMITCO, at the DOE's direction, filed suit against the Corporation in U.S. District Court in Idaho, seeking recovery of approximately $54 million previously paid by LMITCO to the Corporation under the Pit 9 contract. In January 1999, the U.S. District Court in Idaho granted the Corporation's motion and stayed the Idaho proceeding until resolution of the motion to dismiss the lawsuit in the U.S. Court of Federal Claims, or until August 2, 1999. The Corporation continues to assert its position in the litigation while continuing efforts to resolve the dispute through non-litigation means.

Other Matters

The Corporation uses forward exchange contracts to manage its exposure to fluctuations in foreign exchange rates. These contracts are designated as qualifying hedges of firm commitments or specific anticipated transactions, and related gains and losses on the contracts are recognized in income when the hedged transaction occurs. At December 31, 1998, the amounts of forward exchange contracts outstanding, as well as the amounts of gains and losses recorded during the year, were not material. The Corporation does not hold or issue derivative financial instruments for trading purposes.

     The Corporation will adopt the American Institute of Certified Public Accountants' Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities" effective January 1, 1999. This SOP requires that, at the effective date of adoption, costs of start-up activities previously capitalized, primarily in inventories, be expensed and reported as a cumulative effect of a change in accounting principle, and further requires that such costs subsequent to adoption be expensed as incurred. Management estimates that the amount of the cumulative effect adjustment to be recognized upon the adoption of SOP No. 98-5, net of income tax benefits of approximately $230 million, will be approximately $350 million.

THE CORPORATION'S RESPONSIBILITY FOR
FINANCIAL REPORTING                                 Lockheed Martin Corporation


--------------------------------------------------------------------------------
     The management of Lockheed Martin Corporation prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. The consolidated financial statements, which include amounts based on estimates and judgments, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis.

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

     The Audit and Ethics Committee of the Board of Directors is composed of eight outside directors. This Committee meets periodically with the independent auditors, internal auditors and management to review their activities. Both the independent auditors and the internal auditors have unrestricted access to meet with members of the Audit and Ethics Committee, with or without management representatives present.

     The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows.



/s/ Philip J. Duke

Philip J. Duke
Vice President and Chief Financial Officer




/s/ Todd J. Kallman

Todd J. Kallman
Vice President and Controller

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS    Lockheed Martin Corporation



--------------------------------------------------------------------------------
Board of Directors and Stockholders
Lockheed Martin Corporation


     We have audited the accompanying consolidated balance sheet of Lockheed Martin Corporation as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lockheed Martin Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                               /s/ Ernst & Young LLP


Washington, D.C.

January 22, 1999, except for the
  third paragraph of Note 4, as to
  which the date is February 11, 1999

CONSOLIDATED STATEMENT OF EARNINGS                Lockheed Martin Corporation



-----------------------------------------------------------------------------

                                                   Year ended December 31,
(In millions, except per share data)            1998        1997         1996
=============================================================================
Net Sales                                   $ 26,266    $ 28,069     $ 26,875
Cost of sales                                 23,914      25,772       24,594
-----------------------------------------------------------------------------
Earnings from operations                       2,352       2,297        2,281
Other income and expenses, net                   170         482          452
-----------------------------------------------------------------------------
                                               2,522       2,779        2,733

Interest expense                                 861         842          700
-----------------------------------------------------------------------------
Earnings before income taxes                   1,661       1,937        2,033
Income tax expense                               660         637          686
-----------------------------------------------------------------------------
Net Earnings                                $  1,001    $  1,300     $  1,347
=============================================================================
Earnings (Loss) Per Common Share:*
Basic                                       $   2.66    $  (1.56)    $   3.40
Diluted                                     $   2.63    $  (1.56)    $   3.04
=============================================================================

* As more fully described in Notes 3 and 6, in 1997 the Corporation reacquired all of its outstanding Series A preferred stock resulting in a deemed dividend of $1,826 million. For purposes of computing net loss applicable to common stock for basic and diluted loss per share, the deemed preferred stock dividend was deducted from 1997 net earnings.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS                 Lockheed Martin Corporation



--------------------------------------------------------------------------------

                                                                Year ended December 31,
(In millions)                                                 1998       1997       1996
========================================================================================
Operating Activities
Net earnings                                               $ 1,001    $ 1,300    $ 1,347
Adjustments to reconcile net earnings to net
 cash provided by operating activities:
  Depreciation and amortization                                569        606        732
  Amortization of intangible assets                            436        446        402
  Deferred federal income taxes                                203        155       (251)
  GE Transaction                                                --       (311)        --
  Materials transaction                                         --         --       (365)
  Merger related and consolidation payments                     --        (68)      (244)
  Changes in operating assets and liabilities:
    Receivables                                                809       (572)      (328)
    Inventories                                             (1,183)      (687)      (125)
    Customer advances and amounts in excess
      of costs incurred                                        329      1,048        544
    Income taxes                                               189       (560)      (158)
    Other                                                     (322)      (149)        82
----------------------------------------------------------------------------------------
    Net cash provided by operating activities                2,031      1,208      1,636
----------------------------------------------------------------------------------------
Investing Activities
Expenditures for property, plant and equipment                (697)      (750)      (737)
Loral Transaction                                               --         --     (7,344)
Divestiture of L-3 companies                                    --        464         --
Divestiture of Armament Systems and Defense Systems             --        450         --
Other acquisition and divestiture activities                   134         12         --
Other                                                          108          9         52
----------------------------------------------------------------------------------------
    Net cash (used for) provided by investing activities      (455)       185     (8,029)
----------------------------------------------------------------------------------------
Financing Activities
Net (decrease) increase in short-term borrowings              (151)      (866)     1,110
Increases in long-term debt                                    266      1,505      7,000
Repayments and extinguishments of long-term debt            (1,136)      (219)    (2,105)
Issuances of common stock                                       91        110         97
Dividends on common stock                                     (310)      (299)      (302)
Dividends on preferred stock                                    --        (53)       (60)
Redemption of preferred stock                                  (51)    (1,571)        --
----------------------------------------------------------------------------------------
    Net cash (used for) provided by financing activities    (1,291)    (1,393)     5,740
----------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           285         --       (653)
Cash and cash equivalents at beginning of year                  --         --        653
----------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $   285    $    --    $    --
========================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET                           Lockheed Martin Corporation



--------------------------------------------------------------------------------

                                                                     December 31,
(In millions)                                                      1998        1997
======================================================================================
Assets
Current assets:
  Cash and cash equivalents                                    $    285    $     --
  Receivables                                                     4,178       5,009
  Inventories                                                     4,293       3,144
  Deferred income taxes                                           1,109       1,256
  Other current assets                                              746         696
--------------------------------------------------------------------------------------
    Total current assets                                         10,611      10,105

Property, plant and equipment                                     3,513       3,669
Intangible assets related to contracts and programs acquired      1,418       1,566
Cost in excess of net assets acquired                             9,521       9,856
Other assets                                                      3,681       3,165
--------------------------------------------------------------------------------------
                                                               $ 28,744    $ 28,361
======================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                             $  1,382    $  1,234
  Customer advances and amounts in excess of costs incurred       4,012       3,644
  Salaries, benefits and payroll taxes                              842         924
  Income taxes                                                      553         364
  Short-term borrowings                                           1,043         494
  Current maturities of long-term debt                              886         876
  Other current liabilities                                       1,549       1,653
--------------------------------------------------------------------------------------
    Total current liabilities                                    10,267       9,189

Long-term debt                                                    8,957      10,528
Post-retirement benefit liabilities                               1,903       1,993
Other liabilities                                                 1,480       1,475

Stockholders' equity:
  Common stock, $1 par value per share                              393         194
  Additional paid-in capital                                         70          25
  Retained earnings                                               5,856       5,173
  Unearned ESOP shares                                             (182)       (216)
--------------------------------------------------------------------------------------
    Total stockholders' equity                                    6,137       5,176
--------------------------------------------------------------------------------------
                                                               $ 28,744    $ 28,361
======================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY      Lockheed Martin Corporation



----------------------------------------------------------------------------------------------------------------------------------
                                                                   Additional            Unearned     Total
                                              Preferred   Common    Paid-In   Retained     ESOP    Stockholders'  Comprehensive
(In millions, except per share data)            Stock      Stock    Capital   Earnings    Shares      Equity         Income
==================================================================================================================================
Balance at December 31, 1995                  $ 1,000    $   199    $   683    $ 4,838    $  (287)   $ 6,433
Net earnings                                       --         --         --      1,347         --      1,347        $ 1,347
Dividends declared on preferred stock                                                                               =======
  ($3.00 per share)                                --         --         --        (60)        --        (60)
Dividends declared on common stock
  ($.80 per share)                                 --         --         --       (302)        --       (302)
Stock awards and options, and ESOP activity        --          2        151         --         35        188
Stock exchanged for Materials shares               --         (8)      (742)        --         --       (750)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                    1,000        193         92      5,823       (252)     6,856

Net earnings                                       --         --         --      1,300         --      1,300        $ 1,300
 Dividends declared on preferred stock                                                                              =======
  ($2.65 per share)                                --         --         --        (53)        --        (53)
Dividends declared on common stock
  ($.80 per share)                                 --         --         --       (299)        --       (299)
Stock awards and options, and ESOP activity        --          1        161         --         36        198
Redemption of preferred stock                  (1,000)        --       (228)    (1,598)        --     (2,826)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                       --        194         25      5,173       (216)     5,176

Net earnings                                       --         --         --      1,001         --      1,001        $ 1,001
Dividends declared on common stock
  ($.82 per share)                                 --         --         --       (310)        --       (310)            --
Stock awards and options, and ESOP activity        --          2        204         --         34        240             --
Stock issued for acquisitions                      --         --         38         --         --         38             --
Other comprehensive income                         --         --         --         (8)        --         (8)            (8)
Two-for-one stock split                            --        197       (197)        --         --         --             --
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  $    --    $   393    $    70    $ 5,856    $  (182)   $ 6,137        $   993
==================================================================================================================================



See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998


--------------------------------------------------------------------------------
Note 1--Summary of Significant Accounting Policies

Organization--Lockheed Martin Corporation (Lockheed Martin or the Corporation) is engaged in the conception, research, design, development, manufacture, integration and operation of advanced technology systems, products and services. Its products and services range from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems, telecommunications and energy management. The Corporation serves customers in both domestic and international defense and commercial markets, with its principal customers being agencies of the U.S. Government.

Basis of consolidation and use of estimates--The consolidated financial statements include the accounts of wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, including estimates of anticipated contract costs and revenues utilized in the earnings recognition process, that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Common stock split--In October 1998, the Board of Directors of the Corporation authorized a two-for-one split of the Corporation's common stock in the form of a stock dividend. The stock split was effected on December 31, 1998 to stockholders of record at the close of business on December 1, 1998. In the accompanying Consolidated Statement of Earnings and Notes to Consolidated Financial Statements, all references to shares of common stock and per share amounts have been restated to reflect the stock split. In addition, an amount equal to the par value of the shares distributed to effect the stock split has been transferred from additional paid-in capital to common stock.

Classifications--Receivables and inventories are primarily attributable to long-term contracts or programs in progress for which the related operating cycles are longer than one year. In accordance with industry practice, these items are included in current assets. Book overdrafts, which are immaterial, are included in current liabilities. Certain amounts for prior years have been reclassified to conform with the 1998 presentation.

Cash and cash equivalents--Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment. Cash equivalents are generally comprised of highly liquid instruments with maturities of three months or less when purchased. Due to the short maturity of these instruments, carrying value on the Corporation's consolidated balance sheet approximates fair value.

Receivables--Receivables consist of amounts billed and currently due from customers, and unbilled costs and accrued profits primarily related to revenues on long-term contracts that have been recognized for accounting purposes but not yet billed to customers.

Inventories--Inventories are stated at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production, allocable operating overhead and, where appropriate, research and development and general and administrative expenses. Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of progress payments and advances. Such progress payments and advances are reflected as an offset against the related inventory balances. Other customer advances are classified as current liabilities. General and administrative expenses related to commercial products and services provided essentially under commercial terms and conditions are expensed as incurred. Costs of other product and supply inventories are principally determined by the first-in, first-out or average cost methods.

Property, plant and equipment--Property, plant and equipment are carried principally at cost. Depreciation is provided on plant and equipment generally using accelerated methods during the first half of the estimated useful lives of the assets; thereafter, straight-line depreciation generally is used. Estimated useful lives generally range from 8 years to 40 years for buildings and 2 years to 20 years for machinery and equipment.

Intangible assets--Intangible assets related to contracts and programs acquired are amortized over the estimated periods of benefit (15 years or less) and are displayed on the consolidated balance sheet net of accumulated amortization of $800 million and $651 million at December 31, 1998 and 1997, respectively. Cost in excess of net assets acquired (goodwill) is amortized ratably over appropriate periods, primarily 40 years, and is displayed on the consolidated balance sheet net of accumulated amortization of $1,103 million and $881 million at December 31, 1998 and 1997, respectively. The carrying values of intangible assets, as well as other long-lived assets, are reviewed if, as described in Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," changes in the facts and circumstances indicate potential impairment of their carrying value, and any impairment determined is recorded in the current period. Impairment is measured by comparing the discounted cash flows of the related business operations to the appropriate carrying values.

Investments--Other assets include investments in equity securities of affiliated companies accounted for under the equity method of accounting. Under this method of accounting, which generally applies to investments that represent a 20 percent to 50 percent ownership of the equity securities of the investees, the Corporation's share of the earnings of the affiliated companies is included in other income and expenses. The Corporation recognizes currently gains or losses arising from issuances of stock by wholly-owned or majority-owned subsidiaries or by equity method investees. These gains or losses are also included in other income and expenses. Other assets also include investments in companies in which the Corporation's ownership interest is less than 20 percent. These investments are generally accounted for under the cost method of accounting. Total investments included in other assets were $948 million and $645 million at December 31, 1998 and 1997, respectively.

Environmental matters--The Corporation records a liability for environmental matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. A

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
substantial portion of these costs are expected to be reflected in sales and cost of sales pursuant to U.S. Government agreement or regulation. At the time a liability is recorded for future environmental costs, an asset is recorded for estimated future recovery considered probable through the pricing of products and services to agencies of the U.S. Government. The portion of those costs expected to be allocated to commercial business is reflected in cost of sales at the time the liability is established.

Sales and earnings--Sales and anticipated profits under long-term fixed-price production contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract profits are taken into earnings in proportion to recorded sales. Sales under certain long-term fixed-price contracts which, among other things, provide for the delivery of minimal quantities or require a significant amount of development effort in relation to total contract value, are recorded upon achievement of performance milestones or using the cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion.

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

Research and development and similar costs--Corporation-sponsored research and development costs primarily include research and development and bid and proposal efforts related to government products and services. Except for certain arrangements described below, these costs are generally included as part of the general and administrative costs that are allocated among all contracts and programs in progress under U.S. Government contractual arrangements. Corporation-sponsored product development costs not otherwise allocable are charged to expense when incurred. Under certain arrangements in which a customer shares in product development costs, the Corporation's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

Derivative financial instruments--The Corporation may use derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. Forward exchange contracts are designated as qualifying hedges of firm commitments or specific anticipated transactions. Gains and losses on these contracts are recognized in income when the hedged transactions occur. At December 31, 1998, the amounts of forward exchange contracts outstanding, as well as the amounts of gains and losses recorded during the year, were not material. The Corporation does not hold or issue derivative financial instruments for trading purposes.

Stock-based compensation--The Corporation measures compensation cost for stock-based compensation plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Corporation has adopted those provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which require disclosure of the pro forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

New accounting pronouncements adopted--Effective January 1, 1998, the Corporation adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 established new rules for reporting and disclosure of comprehensive income, which is composed of net earnings and certain items of other comprehensive income as defined in the Statement. The adoption of SFAS No. 130 had no impact on the Corporation's net earnings. The Corporation's other comprehensive income consists primarily of foreign currency translation adjustments. In prior years, such adjustments were recorded in other liabilities; however, in 1998, the accumulated balance related to foreign translation adjustments was reclassified to stockholders' equity. The accumulated balance and activity for each year presented were insignificant.

     Effective December 31, 1998, the Corporation adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established standards for the way in which publicly-held companies report financial and descriptive information about their operating segments in financial statements for both interim and annual periods, and requires additional disclosures with respect to products and services, geographic areas of operation and major customers. The adoption of SFAS No. 131 had no impact on the number or composition of the Corporation's reported business segments, or on its consolidated results of operations, cash flows or financial position, but did increase the level of disclosure of segment information (see Note 17).

New accounting pronouncements to be adopted--In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP is effective for fiscal years beginning after December 15, 1998, and will require the capitalization of certain costs incurred in connection with developing or obtaining software for internal use after the date of adoption. The Corporation will adopt this SOP effective January 1, 1999. Although the adoption of this SOP is expected to affect the timing of future cash flows under contracts with the U.S. Government, management does not expect the adoption will have a material effect on the Corporation's consolidated results of operations, cash flows or financial position.

December 31, 1998


--------------------------------------------------------------------------------
     In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 provides authoritative guidance on accounting and financial reporting related to costs of start-up activities. This SOP requires that, at the effective date of adoption, costs of start-up activities previously capitalized, primarily in inventories, be expensed and reported as a cumulative effect of a change in accounting principle, and further requires that such costs subsequent to adoption be expensed as incurred. SOP No. 98-5 is effective for fiscal years beginning after December 15, 1998. The Corporation will adopt this SOP effective January 1, 1999, and management estimates that the amount of the cumulative effect adjustment to be recognized upon its adoption, net of income tax benefits of approximately $230 million, will be approximately $350 million.

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 provides authoritative guidance on accounting and financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet, and the periodic measurement of those instruments at fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation, as further defined in the Statement. SFAS No. 133 requires adoption no later than January 1, 2000, but early adoption is allowed, and initial application must be as of the beginning of a fiscal quarter. Additionally, the Statement cannot be applied retroactively to prior periods. At adoption, existing hedging relationships must be designated anew and documented pursuant to the provisions of the Statement. The Corporation is currently analyzing and assessing the impact that the adoption of SFAS No.133 is expected to have on its consolidated results of operations, cash flows and financial position.

Note 2--Transaction Agreement with COMSAT Corporation

In September 1998, the Corporation and COMSAT Corporation (COMSAT) announced that they had entered into an Agreement and Plan of Merger (the Merger Agreement) to combine the companies in a two-phase transaction with a total estimated value of approximately $2.7 billion at the date of the announcement (the Merger). The Merger Agreement has been approved by the respective Boards of Directors of the Corporation and COMSAT. In connection with the first phase of this transaction, the Corporation commenced a cash tender offer (the Tender Offer) on September 25, 1998, to purchase up to 49 percent, subject to certain adjustments, of the outstanding shares of common stock of COMSAT on the date of purchase at a price of $45.50 per share, with an estimated value of $1.2 billion. Under the Merger Agreement, the Tender Offer will be extended for periods of up to 60 days until the earlier of (i) September 18, 1999, or (ii) satisfaction of certain conditions to closing. The second phase of the transaction, which will result in consummation of the Merger, will be accomplished by an exchange of one share of Lockheed Martin common stock for each share of COMSAT common stock.

     The consummation of the Tender Offer is subject to, among other things, the approval of the Merger by the stockholders of COMSAT and certain regulatory approvals, including approval by the Federal Communications Commission (FCC). The stockholders of COMSAT are expected to vote on the proposed Merger at COMSAT's annual meeting of stockholders on June 18, 1999. Upon closing, the Corporation will account for its investment in COMSAT under the equity method of accounting. Consummation of the Merger is subject to, among other things, the enactment of legislation necessary to allow Lockheed Martin to acquire the remaining shares of COMSAT common stock and certain additional regulatory approvals including anti-trust clearance by the Department of Justice. The Merger, upon consummation, will be accounted for under the purchase method of accounting. If the Tender Offer is consummated but the necessary legislation is not enacted and the additional regulatory approvals are not obtained, the Corporation will not be able to achieve all of its objectives with respect to the COMSAT transaction and will be unable to exercise control over COMSAT.

     The Corporation is not currently designated by the FCC as an "authorized common carrier," and as such is prohibited from owning more than 10 percent of COMSAT. The Corporation has filed an application with the FCC to be designated an "authorized common carrier" and to purchase up to 49 percent of COMSAT. On January 21, 1999, the Chairman of the House Committee on Commerce and the Chairman of the Senate Subcommittee on Communications sent a letter to the FCC urging the FCC not to take any action to permit any company to purchase more than 10 percent of COMSAT prior to Congress adopting satellite industry reform legislation. If the FCC were to delay or slow its review of the Corporation's filings with respect to the Tender Offer, and if Congress does not make rapid progress on satellite industry reform legislation, the Tender Offer may not be consummated by September 18, 1999. If this occurs, either party may terminate the Merger Agreement or both parties may elect to amend the Merger Agreement to extend this date. If the FCC's review is not delayed or slowed and the Tender Offer is consummated, but the legislative process relative to satellite industry reform legislation moves slowly, the Merger is unlikely to occur in 1999.

     In August 1998, the Corporation announced the formation of Lockheed Martin Global Telecommunications, Inc. (Global Telecommunications), a wholly-owned subsidiary of the Corporation. Effective January 1, 1999, Global Telecommunications combined investments in several existing joint ventures and elements of the Corporation under a dedicated management team focused on capturing a greater portion of the worldwide telecommunications services market. The Corporation intends to combine the operations of Global Telecommunications and COMSAT upon consummation of the Tender Offer and the Merger noted above.

Note 3--Transaction Agreement with General Electric Company

In November 1997, the Corporation exchanged all of the outstanding capital stock of its wholly-owned subsidiary, LMT Sub, for all of the outstanding Series A preferred stock held by General Electric Company (GE). The Series A preferred stock was convertible into approximately 58 million shares of Lockheed Martin common stock. LMT Sub was composed of two non-core commercial business units which contributed approximately five percent of the

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
Corporation's 1997 net sales, Lockheed Martin's investment in a telecommunications partnership, and approximately $1.6 billion in cash, which was initially financed through the issuance of commercial paper; however, $1.4 billion was subsequently refinanced with a note, due November 17, 2002 and bearing interest at 6.04%, from Lockheed Martin to LMT Sub. The fair value of the non-cash net assets exchanged was approximately $1.2 billion.

     The GE Transaction was accounted for at fair value, and resulted in the reduction of the Corporation's stockholders' equity by $2.8 billion and the recognition of a tax-free gain, in other income and expenses, of approximately $311 million during the fourth quarter of 1997. For purposes of determining net loss applicable to common stock used in the computation of loss per share, the excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Series A preferred stock ($1.0 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings in accordance with the requirements of the Emerging Issues Task Force's Issue D-42. This deemed dividend had a significant impact on the loss per share calculations, but did not impact reported 1997 net earnings. The effect of this deemed dividend was to reduce the basic and diluted per share amounts by $4.93.

     During the second quarter of 1998, the final determination of the closing net worth of the businesses exchanged was completed, resulting in a payment of $51 million from the Corporation to MRA Systems, Inc. (formerly LMT Sub). This final settlement did not impact the gain previously recorded on the transaction. Subsequently, the remainder of the cash included in the transaction was refinanced with a note for $210 million, due November 17, 2002 and bearing interest at 5.73%, from Lockheed Martin to MRA Systems, Inc.

Note 4--Other Acquisitions and Divestitures

In July 1997, the Corporation and Northrop Grumman Corporation (Northrop Grumman) announced that they had entered into an agreement to combine the companies whereby Northrop Grumman would become a wholly-owned subsidiary of Lockheed Martin. The proposed merger with Northrop Grumman was terminated by the Board of Directors of Lockheed Martin in July 1998.

     In March 1997, the Corporation executed a definitive agreement valued at approximately $525 million to reposition 10 non-core business units as a new independent company, L-3 Communications Corporation (L-3), in which the Corporation retained an approximate 35 percent ownership interest at closing. These business units contributed approximately two percent of the Corporation's net sales during the three month period ended March 31, 1997. The transaction, which closed on April 30, 1997 with an effective date of March 30, 1997, did not have a material impact on the Corporation's earnings. During May 1998, L-3 completed an initial public offering resulting in the issuance of an additional
6.9 million shares of its common stock to the public. This transaction resulted in a reduction in the Corporation's ownership to approximately 25 percent, and the recognition of a pretax gain of $18 million in other income and expenses. The gain increased net earnings by $12 million, or $.03 per diluted share. At December 31, 1998 and 1997, the Corporation's investment in L-3 totaled $77 million and $49 million, respectively.

     In February 1999, 4.5 million shares previously owned by the Corporation were sold as part of a secondary public offering by L-3. This transaction resulted in a further reduction in the Corporation's ownership to approximately
7.1 percent. Management estimates that the gain recognized on this transaction will increase net earnings for the first quarter of 1999 by an amount between $75 million and $85 million. Subsequent to this transaction, the Corporation's remaining investment in L-3 will be accounted for as an available-for-sale investment, as defined in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, investments in available-for-sale securities are adjusted to reflect current market values at each reporting period, with resulting unrealized gains or losses, net of income taxes, reported as a component of other comprehensive income.

     During the third quarter of 1996, the Corporation announced its intention to distribute via an exchange offer its 81 percent interest in Martin Marietta Materials, Inc. (Materials) to its stockholders. In October 1996, approximately
15.8 million shares of the Corporation's common stock were exchanged for the
37.35 million shares of Materials common stock held by the Corporation. Upon the closing of this transaction, the Corporation had no remaining ownership interest in Materials and had reduced its common shares outstanding by approximately four percent. This fourth quarter 1996 exchange was accounted for at fair value, resulting in the reduction of the Corporation's stockholders' equity by $750 million and the recognition of a pretax gain of $365 million in other income and expenses.

     In November 1996, the Corporation announced the proposed divestiture of two of its business units, Armament Systems and Defense Systems. This transaction, which concluded with the Corporation's receipt of $450 million in cash in January 1997, had no pretax effect on the results of operations for 1997 or 1996.

     On a combined basis, the Materials exchange and the Armament Systems and Defense Systems divestiture noted above increased 1996 net earnings by $351 million.

     In April 1996, the Corporation consummated its business combination with Loral Corporation (Loral) for a total purchase price, including acquisition costs, of approximately $7.6 billion (the Loral Transaction). In addition to the acquisition of Loral's defense electronics and systems integration businesses, the Loral Transaction resulted in the Corporation acquiring shares of preferred stock of Loral Space & Communications, Ltd. (Loral SpaceCom), a newly-formed company, which were convertible into 20 percent of Loral SpaceCom's common stock on a diluted basis at the date of acquisition. The Corporation's investment in Loral SpaceCom totaled $393 million at December 31, 1998 and 1997, and the fair value at December 31, 1998 was estimated to be approximately $650 million. The Loral Transaction was accounted for using the purchase method of accounting. The businesses acquired in connection with the Loral Transaction have been included in the results of operations of the Corporation since April 1996.

Note 5--Restructuring and Other Charges

During the fourth quarter of 1998, CalComp Technology, Inc. (CalComp), a majority-owned subsidiary of the Corporation, made a decision to divest certain of its businesses and concluded

December 31, 1998


--------------------------------------------------------------------------------
an evaluation of its remaining operations. Later in the quarter, the Corporation notified CalComp that it would not increase existing credit for CalComp to support ongoing operations. Subsequently, the Corporation agreed to provide financing, subject to certain conditions, for a plan providing for the timely non-bankruptcy shutdown of CalComp's business. The above actions resulted in the recording of a fourth quarter 1998 nonrecurring and unusual pretax charge, net of state income tax benefits, of $233 million. This charge reduced net earnings by $183 million, or $.48 per diluted share.

     The pretax charge reflected the effects of impairment related to goodwill of approximately $75 million; writedowns of approximately $73 million to reflect other assets at estimated recoverable values; estimated severance and other costs related to employees of approximately $25 million; estimated costs related to warranty obligations, and purchase and other commitments of approximately $37 million; and other estimated exit costs, primarily related to facilities, of approximately $23 million.

     During the fourth quarter of 1997, the Corporation recorded nonrecurring and unusual pretax charges, net of state income tax benefits, totaling $457 million, which reduced net earnings by $303 million. The charges were identified in connection with the Corporation's review, which concluded in the fourth quarter, of non-strategic lines of business, non-core investments and certain other assets. Approximately $200 million of the pretax charges reflected the estimated effects of exiting non-strategic lines of business, including amounts related to the fixed price systems development line of business in the area of children and family services, and related to increases in estimated exposures relative to the environmental remediation lines of business initially identified in 1996 and for which initial estimates of exposure were provided in the fourth quarter of 1996. These increases in estimated exposures were based on more current information, including deterioration in a partner's financial condition as evidenced by the partner seeking protection under the bankruptcy laws. The remaining charges reflected impairment in the values of various non-core investments and certain other assets in keeping with the Corporation's continued focus on core operations. These charges, in combination with the gain recognized on the GE Transaction (see Note 3), decreased diluted loss per share for 1997 by $.02.

     During the fourth quarter of 1996, the Corporation recorded nonrecurring pretax charges, net of state income tax benefits, of $307 million, which decreased net earnings by $209 million. Approximately one-half of the charges reflected the estimated effects of terminating a business relationship formed to provide environmental remediation services to government and commercial customers worldwide, and the initial estimated effects related to management's decision to exit a certain environmental remediation line of business. Charges of approximately $85 million were identified in connection with an evaluation of the Corporation's future strategic focus, and reflected impairment in the values of non-core investments and certain other assets which were other than temporary in nature. The remaining charges of approximately $75 million were related to costs for facility closings and transfers of programs resulting from management's decision to include the operations of the business units acquired in the Loral Transaction in the Electronics, Information & Services, and Energy and Other segments. These charges, combined with the effects of the Materials exchange and the Armament Systems and Defense Systems divestiture (see Note 4), increased diluted earnings per share by $.32.

     As of December 31, 1998, initiatives undertaken as part of the 1997 and 1996 charges relating to the Corporation's reviews of non-core investments and certain other assets which resulted in impairment in values of those assets, facility closings and transfers of programs resulting from the consummation of the Loral Transaction, and the termination of a business relationship formed to provide environmental remediation services, which in total represented approximately 75 percent of the amounts originally recorded, have been completed consistent with the Corporation's original plans and estimates. Actions contemplated as part of the Corporation's exit from a certain environmental remediation line of business and a fixed price systems development line of business in the area of children and family services have not been completed. Accordingly, included in liabilities at December 31, 1998 are amounts related to these actions which, in the opinion of management, are adequate to complete the remaining initiatives originally contemplated in the 1997 and 1996 charges. During 1998 and 1997, the effects on the Corporation's net earnings of adjustments associated with these charges were not material.

     During 1995, the Corporation recorded pretax charges of $690 million from merger related expenses in connection with the formation of Lockheed Martin and the related corporate-wide consolidation plan. The charges represented the portion of the accrued costs and net realizable value adjustments that were not probable of recovery. In addition, the Corporation has incurred costs through the end of 1998 which were anticipated in the 1995 consolidation plan but had not met the requirements for accrual earlier. These costs include relocation of personnel and programs, retraining, process re-engineering and certain capital expenditures, among others. As of December 31, 1998, cumulative merger related and consolidation payments were approximately $1.1 billion. Consistent with the original 1995 consolidation plan, consolidation actions were substantially completed by December 31, 1998, with only approximately $120 million of such costs remaining to be incurred over the next two years.

     Under existing U.S. Government regulations, certain costs incurred for consolidation actions that can be demonstrated to result in savings in excess of the cost to implement can be deferred and amortized for government contracting purposes and included as allowable costs in future pricing of the Corporation's products and services. Included in other assets at December 31, 1998 is approximately $450 million of deferred costs that will be recognized in future sales and cost of sales.

Note 6--Earnings Per Share

As previously disclosed, all share and per share amounts for prior years have been restated to reflect the Corporation's December 1998 two-for-one stock split in the form of a stock dividend. Basic earnings per share were computed based on net earnings, less the dividend requirement for preferred stock to the date of redemption, and less the deemed preferred stock dividend resulting from the November 1997 GE Transaction representing the excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Lockheed Martin preferred

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
stock redeemed ($1.0 billion). The weighted average number of common shares outstanding during the year was used in this calculation. Diluted earnings per share for 1998 and 1996 were computed based on net earnings. For these calculations, the weighted average number of common shares outstanding was increased by the dilutive effect of stock options based on the treasury stock method and, for 1996, by the assumed conversion of preferred stock. Diluted loss per share for 1997 was computed in the same manner as basic loss per share, as the adjustments related to the assumed conversion of the preferred stock (50.6 million common shares) and the related dividend requirement for the preferred stock ($53 million) to the date of redemption, and the dilutive effect of stock options (5.8 million common shares), were not made since they would have had antidilutive effects.

     The following table sets forth the computations of basic and diluted earnings per share:

(In millions, except per share data)                 1998      1997       1996
================================================================================
Net earnings applicable to common stock:
Net earnings                                    $   1,001 $   1,300  $   1,347
Dividends on preferred stock                           --       (53)       (60)
Deemed preferred stock dividend                        --    (1,826)        --
--------------------------------------------------------------------------------
Net earnings (loss) applicable to common
  stock for basic earnings per share                1,001      (579)     1,287
Dividends on preferred stock                           --        --         60
--------------------------------------------------------------------------------
Net earnings (loss) applicable to common
  stock for diluted earnings per share          $   1,001 $    (579) $   1,347
--------------------------------------------------------------------------------
Average common shares outstanding:
Average number of common shares
  outstanding for basic earnings per share          376.5     370.6      378.3
Assumed conversion of the Series A
  preferred stock                                      --        --       57.9
Dilutive stock options--based on the
  treasury stock method                               4.6        --        6.4
--------------------------------------------------------------------------------
Average number of common shares
  outstanding for diluted earnings per share        381.1     370.6      442.6
--------------------------------------------------------------------------------
Earnings (loss) per share:
Basic                                           $    2.66 $   (1.56) $    3.40
Diluted                                         $    2.63 $   (1.56) $    3.04
================================================================================

Note 7--Receivables

(In millions)                                                  1998       1997
================================================================================
U.S. Government:
  Amounts billed                                          $     987  $     958
  Unbilled costs and accrued profits                          1,949      2,233
Commercial and foreign governments:
  Amounts billed                                                635        675
  Unbilled costs and accrued profits, primarily
   related to commercial contracts                              607      1,143
--------------------------------------------------------------------------------
                                                          $   4,178  $   5,009
================================================================================

     Approximately $345 million of the December 31, 1998 unbilled costs and accrued profits are not expected to be billed within one year.

Note 8--Inventories

(In millions)                                               1998         1997
================================================================================
Work in process, primarily related to long-term
  contracts and programs in progress                     $ 6,198      $ 5,155
Less customer advances and progress payments              (2,499)      (2,805)
--------------------------------------------------------------------------------
                                                           3,699        2,350
Other inventories                                            594          794
--------------------------------------------------------------------------------
                                                         $ 4,293      $ 3,144
================================================================================

     Included in 1998 and 1997 inventories were amounts advanced to Russian manufacturers, Khrunichev State Research and Production Space Center and RD AMROSS, a joint venture between Pratt & Whitney and NPO Energomash, of approximately $840 million and $490 million, respectively, for the manufacture of launch vehicles and related launch services. Approximately $790 million of costs included in 1998 inventories, which includes approximately $360 million advanced to the Russian manufacturers, are not expected to be recovered within one year.

     Included in 1998 inventories were capitalized costs related to start-up activities of approximately $560 million that will be reflected in the cumulative effect adjustment related to the Corporation's adoption, effective January 1, 1999, of SOP No. 98-5.

     An analysis of general and administrative costs, including research and development costs, included in work in process inventories follows:

(In millions)                                      1998       1997       1996
================================================================================
Beginning of year                               $   533    $   460    $   431
Incurred during the year                          2,469      2,245      2,154
Charged to cost of sales during the year:
  Research and development                         (819)      (788)      (784)
  Other general and administrative               (1,445)    (1,384)    (1,341)
--------------------------------------------------------------------------------
End of year                                     $   738    $   533    $   460
================================================================================

     In addition, included in cost of sales in 1998, 1997 and 1996 were general and administrative costs, including research and development costs, of approximately $490 million, $539 million and $574 million, respectively, incurred by commercial business units or programs.

Note 9--Property, Plant and Equipment

(In millions)                                              1998         1997
================================================================================
Land                                                    $   235      $   285
Buildings                                                 2,979        3,013
Machinery and equipment                                   5,459        5,346
--------------------------------------------------------------------------------
                                                          8,673        8,644
Less accumulated depreciation and amortization           (5,160)      (4,975)
--------------------------------------------------------------------------------
                                                        $ 3,513      $ 3,669
================================================================================

December 31, 1998


--------------------------------------------------------------------------------
Note 10--Debt

Type (Maturity Dates)                          Range of
(In millions, except interest rate data)    Interest Rates      1998     1997
================================================================================
Notes (1999-2022)                              5.7 - 9.4%      $6,014  $ 6,840
Debentures (2011-2036)                         7.0 - 9.1%       3,160    3,158
Commercial paper                               5.4 - 6.0%         300    1,000
ESOP obligations (1999-2004)                      8.4%            256      292
Other obligations (1999-2017)                  1.0 -12.7%         113      114
--------------------------------------------------------------------------------
                                                                9,843   11,404
Less current maturities                                          (886)    (876)
--------------------------------------------------------------------------------
                                                               $8,957  $10,528
================================================================================

     In the second quarter of 1998 and the fourth quarter of 1997, in connection with the GE Transaction, the Corporation issued notes for $210 million, bearing interest at 5.73%, and $1.4 billion, bearing interest at 6.04%, respectively, to a wholly-owned subsidiary of GE. The notes are due November 17, 2002. In December 1998, the Corporation repaid $200 million against the notes. The agreements relating to these notes require that, so long as the aggregate principal amount of the notes exceed $1 billion, the Corporation will recommend to its stockholders the election of one person designated by GE to serve as a director of the Corporation.

     The registered holders of $300 million of 40 year Debentures issued in 1996 may elect, between March 1 and April 1, 2008, to have each of their Debentures repaid by the Corporation on May 1, 2008.

     Included in Debentures are $110 million of 7% obligations ($175 million at face value) which were originally sold at approximately 54 percent of their principal amount. These Debentures, which are redeemable in whole or in part at the Corporation's option at 100 percent of their face value, have an effective yield of 13.25%.

     A leveraged employee stock ownership plan (ESOP) incorporated into the Corporation's salaried savings plan borrowed $500 million through a private placement of notes in 1989. These notes are being repaid in quarterly installments over terms ending in 2004. The ESOP note agreement stipulates that, in the event that the ratings assigned to the Corporation's long-term senior unsecured debt are below investment grade, holders of the notes may require the Corporation to purchase the notes and pay accrued interest. These notes are obligations of the ESOP but are guaranteed by the Corporation and included as debt in the Corporation's consolidated balance sheet.

     At the end of 1998, the Corporation had a long-term revolving credit facility, which matures on December 20, 2001, in the amount of $3.5 billion, and a short-term revolving credit facility, which matures on May 28, 1999, in the amount of $2.5 billion (collectively, the Credit Facilities). Borrowings under the Credit Facilities would be unsecured and bear interest, at the Corporation's option, at rates based on the Eurodollar rate or a bank Base Rate (as defined). Each bank's obligation to make loans under the Credit Facilities is subject to, among other things, compliance by the Corporation with various representations, warranties, covenants and agreements, including, but not limited to, covenants limiting the ability of the Corporation and certain of its subsidiaries to encumber their assets and a covenant not to exceed a maximum leverage ratio.

     No borrowings were outstanding under the Credit Facilities at December 31, 1998. However, the Credit Facilities support commercial paper borrowings of approximately $1.3 billion outstanding at December 31, 1998, of which $300 million has been classified as long-term debt in the Corporation's consolidated balance sheet based on management's ability and intention to maintain this amount of debt outstanding for at least one year.

     Excluding commercial paper classified as long-term, the Corporation's long-term debt maturities for the five years following December 31, 1998 are:
$886 million in 1999; $64 million in 2000; $803 million in 2001; $1,506 million in 2002; $858 million in 2003; and $5,426 million thereafter.

     Certain of the Corporation's other financing agreements contain restrictive covenants relating to debt, limitations on encumbrances and sale and lease-back transactions, and provisions which relate to certain changes in control.

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the consolidated balance sheet, for which it is practicable to estimate fair value. Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Corporation's financial instruments approximates fair value. The estimated fair values of the Corporation's long-term debt instruments at December 31, 1998, aggregated approximately $10.5 billion, compared with a carrying amount of approximately $9.8 billion. The fair values were estimated based on quoted market prices for those instruments publicly traded. For privately placed debt, the fair values were estimated based on the quoted market prices for similar issues, or on current rates offered to the Corporation for debt with similar remaining maturities.

     Interest payments were $856 million in 1998, $815 million in 1997 and $655 million in 1996.

Note 11--Income Taxes

The provision for federal and foreign income taxes consisted of the following components:

(In millions)                                   1998        1997        1996
================================================================================
Federal income taxes:
  Current                                       $432        $448        $914
  Deferred                                       203         155        (251)
--------------------------------------------------------------------------------
    Total federal income taxes                   635         603         663
Foreign income taxes                              25          34          23
--------------------------------------------------------------------------------
    Total income taxes provided                 $660        $637        $686
================================================================================

  Net provisions for state income taxes are included in general and administrative expenses, which are primarily allocable to government contracts. Such state income taxes were $70 million for 1998, $62 million for 1997 and $45 million for 1996.

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
     The Corporation's effective income tax rate varied from the statutory federal income tax rate because of the following differences:

                                                    1998       1997       1996
================================================================================
Statutory federal tax rate                          35.0%      35.0%      35.0%
Increase (reduction) in tax rate from:
  Nondeductible amortization                         5.5        4.9        4.2
  Revisions to prior years' estimated liabilities   (2.4)      (5.7)      (1.6)
  Divestitures                                       1.1       (2.4)      (5.6)
  Other, net                                          .5        1.1        1.8
--------------------------------------------------------------------------------
                                                    39.7%      32.9%      33.8%
================================================================================

  The primary components of the Corporation's federal deferred income tax assets and liabilities at December 31 were as follows:

(In millions)                                              1998          1997
================================================================================
Deferred tax assets related to:
  Accumulated post-retirement
    benefit obligations                                  $  666        $  698
  Contract accounting methods                               635           669
  Accrued compensation and benefits                         181           258
  Other                                                     240           199
--------------------------------------------------------------------------------
                                                          1,722         1,824
Deferred tax liabilities related to:
  Intangible assets                                         444           437
  Prepaid pension asset                                     338           259
  Property, plant and equipment                             147           132
--------------------------------------------------------------------------------
                                                            929           828
--------------------------------------------------------------------------------
  Net deferred tax assets                                $  793        $  996
================================================================================

     At December 31, 1998 and 1997, other liabilities included net long-term deferred tax liabilities of $316 million and $260 million, respectively.

     Federal and foreign income tax payments, net of refunds received, were $228 million in 1998, $986 million in 1997 and $1.1 billion in 1996.

Note 12--Other Income and Expenses, Net

(In millions)                                        1998      1997      1996
================================================================================
Equity in earnings (losses) of affiliates            $ 39      $ 48      $(28)
Interest income                                        38        40        60
Gains on land sales                                    36        20        --
Royalty income                                         19        52        47
GE Transaction                                         --       311        --
Materials transaction                                  --        --       365
Other                                                  38        11         8
--------------------------------------------------------------------------------
                                                     $170      $482      $452
================================================================================

Note 13--Stockholders' Equity and Related Items

Capital structure--At December 31, 1998, the authorized capital of the Corporation was composed of 1.5 billion shares of common stock (approximately 393 million shares issued), 50 million shares of series preferred stock (no shares issued), and 20 million shares of Series A preferred stock (no shares outstanding).

     In 1995, the Corporation's Board of Directors authorized a common stock repurchase plan for the repurchase of up to 18 million common shares to counter the dilutive effect of common stock issued under certain of the Corporation's benefit and compensation programs and for other purposes related to such plans. No shares were repurchased in 1998, 1997 or 1996 under this plan.

Stock option and award plans--In March 1995, the stockholders approved the Lockheed Martin 1995 Omnibus Performance Award Plan (the Omnibus Plan). Under the Omnibus Plan, employees of the Corporation may be granted stock-based incentive awards, including options to purchase common stock, stock appreciation rights, restricted stock or other stock-based incentive awards. Employees may also be granted cash-based incentive awards, such as performance units. These awards may be granted either individually or in combination with other awards. The Omnibus Plan requires that options to purchase common stock have an exercise price of not less than 100 percent of the market value of the underlying stock on the date of grant. The number of shares of Lockheed Martin common stock reserved for issuance under the Omnibus Plan at December 31, 1998 was 39 million shares. The Omnibus Plan does not impose any minimum vesting periods on options or other awards. The maximum term of an option or any other award is 10 years. The Omnibus Plan allows the Corporation to provide for financing of purchases of its common stock, subject to certain conditions, by interest-bearing notes payable to the Corporation.

     The following table summarizes the stock option activity of the Corporation's plans during 1996, 1997 and 1998:

                                     Number of Shares
                                     (In thousands)                 Weighted
                                   --------------------             Average
                               Available          Options           Exercise
                               for Grant        Outstanding          Price
================================================================================
December 31, 1995                19,662           18,840             $19.87
Granted                          (5,298)           5,298              37.52
Exercised                            --           (4,482)             16.33
Terminated                          282             (340)             31.66
---------------------------------------------------------
December 31, 1996                14,646           19,316              25.33
Granted                          (5,796)           5,796              45.60
Exercised                            --           (3,519)             20.86
Terminated                          654             (716)             40.84
---------------------------------------------------------
December 31, 1997                 9,504           20,877              31.18
Additions                        17,000               --                 --
Granted                          (5,090)           5,090              52.06
Exercised                            --           (2,697)             24.70
Terminated                          220             (223)             49.03
---------------------------------------------------------
December 31, 1998                21,634           23,047             $36.38
================================================================================

     Approximately 15.5 million, 13.0 million and 11.4 million outstanding options were exercisable at December 31, 1998, 1997 and 1996, respectively.

December 31, 1998


--------------------------------------------------------------------------------
  Information regarding options outstanding at December 31, 1998 follows (number of options in thousands):


                                      Options Outstanding                              Options Exercisable
                        --------------------------------------------------      ----------------------------------
                                                          Weighted Average
Range of                Number of    Weighted Average        Remaining          Number of       Weighted Average
Exercise Prices          Options      Exercise Price      Contractual Life       Options         Exercise Price
==================================================================================================================
Less than $25.00          5,912         $   17.91               4.1              5,912             $   17.91
$25.00-$39.99             7,080             34.18               6.8              7,080                 34.18
$40.00-$50.00             5,072             45.53               8.0              2,437                 45.57
Greater than $50.00       4,983             52.09              10.0                 26                 53.71
                        ---------                                              ---------
Total                    23,047         $   36.38               7.1             15,455             $   29.78
==================================================================================================================

     All stock-based incentive awards granted in 1998, 1997 and 1996 under the Omnibus Plan were stock options which have 10 year terms, and virtually all of which vest over a two year service period. Exercise prices of options awarded in those years were equal to the market price of the stock on the date of grant. Pro forma information regarding net earnings and earnings per share as required by SFAS No. 123 has been prepared as if the Corporation had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.39 percent, 6.36 percent and
5.58 percent; dividend yields of 1.9 percent, 1.5 percent and 1.7 percent; volatility factors related to the expected market price of the Corporation's common stock of .174, .163 and .186; and a weighted average expected option life of five years. The weighted average fair values of options granted during 1998, 1997 and 1996 were $10.96, $10.94 and $8.62, respectively.

     For purposes of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods.

The Corporation's pro forma information follows:

(In millions, except per share data)            1998        1997          1996
================================================================================
Pro forma net earnings                     $     965   $   1,267     $   1,322
Pro forma earnings (loss) per share:
  Basic                                    $    2.56   $   (1.65)    $    3.34
  Diluted                                  $    2.53   $   (1.65)    $    2.99
================================================================================

Note 14--Post-Retirement Benefit Plans

Effective January 1, 1998, the Corporation adopted SFAS No. 132, "Employers' Disclosures about Pension and Other Post-retirement Benefits." SFAS No. 132 revised disclosure requirements for pension and other post-retirement benefit plans; however, it did not change the measurement or recognition provisions of existing accounting literature. In accordance with SFAS No. 132, prior year disclosures relating to pension and post-retirement benefit plans have been restated for comparative purposes.

Defined Contribution Plans--The Corporation maintains a number of defined contribution plans which cover substantially all employees, the most significant of which are the 401(k) plans for salaried employees and hourly employees. Under the provisions of these 401(k) plans, employees' eligible contributions are matched by the Corporation at established rates. The Corporation's matching obligations were $226 million in 1998, $212 million in 1997 and $202 million in 1996.

     The Lockheed Martin Corporation Salaried Savings Plan includes an ESOP which purchased 34.8 million shares of the Corporation's common stock with the proceeds from a $500 million note issue which is guaranteed by the Corporation. The Corporation's match consisted of shares of its common stock, which was partially fulfilled with stock released from the ESOP at approximately 2.4 million shares per year based upon the debt repayment schedule through the year 2004, with the remainder being fulfilled through purchases of common stock from terminating participants or in the open market, or through newly issued shares from the Corporation. Interest incurred on the ESOP debt totaled $23 million, $26 million and $29 million in 1998, 1997 and 1996, respectively. Dividends received by the ESOP with respect to unallocated shares held are used for debt service. The ESOP held approximately 39.8 million issued shares of the Corporation's common stock at December 31, 1998, of which approximately 27.1 million were allocated and 12.7 million were unallocated. Unallocated common shares held by the ESOP are considered outstanding for voting and other Corporate purposes, but excluded from weighted average outstanding shares in calculating earnings per share. For 1998, 1997 and 1996, the weighted average unallocated ESOP shares excluded in calculating earnings per share totaled approximately 13.6 million, 15.8 million and 18.2 million common shares, respectively. The fair value of the unallocated ESOP shares at December 31, 1998 was approximately $540 million.

     Certain plans for hourly employees include non-leveraged ESOPs. The Corporation's match to these plans was made through cash contributions to the ESOP trusts which were used, in part, to purchase common stock from terminating participants and in the open market for allocation to participant accounts. These ESOP trusts held approximately 3.6 million issued and outstanding shares of common stock at December 31, 1998.

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
     Dividends paid to the salaried and hourly ESOP trusts on the allocated shares are paid annually by the ESOP trusts to the participants based upon the number of shares allocated to each participant.

Defined Benefit Pension Plans, and Retiree Medical and Life Insurance Plans--Most employees are covered by defined benefit pension plans, and certain health care and life insurance benefits are provided to eligible retirees by the Corporation. The Corporation has made contributions to trusts (including Voluntary Employees' Beneficiary Association trusts and 401(h) accounts, the assets of which will be used to pay expenses of certain retiree medical plans) established to pay future benefits to eligible retirees and dependents. Benefit obligations as of the end of each year reflect assumptions in effect as of those dates. Net pension and net retiree medical costs for 1998 and 1996 were based on assumptions in effect at the end of the respective preceding years. Effective October 1997, the Corporation changed its expected long-term rate of return on assets related to its defined benefit pension and retiree medical plans.

     The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                              Retiree Medical
                                      Defined Benefit             and Life
                                       Pension Plans           Insurance Plans
                                     -----------------       -----------------
(In millions)                         1998        1997        1998        1997
==============================================================================
Change in Benefit Obligations
Benefit obligations at
  beginning of year               $ 16,326    $ 15,416    $  2,526    $  2,607
Service cost                           491         444          40          39
Interest cost                        1,197       1,163         178         191
Benefits paid                       (1,117)     (1,049)       (210)       (210)
Amendments                             259          37         (72)         (5)
Divestitures                            (9)       (197)        (11)         (7)
Actuarial losses (gains)               995         507         205        (117)
Participants' contributions              4           5          29          28
------------------------------------------------------------------------------
Benefit obligations at
  end of year                     $ 18,146    $ 16,326    $  2,685    $  2,526
------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets at
  beginning of year               $ 20,642    $ 18,402    $    895    $    736
Actual return on plan assets         3,140       3,294          86         112
Corporation's contributions            152         182         120         141
Benefits paid                       (1,117)     (1,049)       (128)       (122)
Participants' contributions              4           5          29          28
Divestitures                           (10)       (192)         --          --
------------------------------------------------------------------------------
Fair value of plan assets at
  end of year                     $ 22,811    $ 20,642    $  1,002    $    895
------------------------------------------------------------------------------
Funded (unfunded) status
  of the plans                    $  4,665    $  4,316    $ (1,683)   $ (1,631)
Unrecognized net
  actuarial gain                    (4,142)     (3,738)       (156)       (363)
Unrecognized prior
  service cost                         651         456         (64)          1
Unrecognized transition asset          (17)       (106)         --          --
------------------------------------------------------------------------------
Prepaid (accrued) benefit cost    $  1,157    $    928    $ (1,903)   $ (1,993)
==============================================================================

     The net pension cost and the net post-retirement benefit cost related to the Corporation's plans include the following components:

(In millions)                                       1998       1997       1996
==============================================================================
Defined Benefit Pension Plans
Service cost                                     $   491    $   444    $   463
Interest cost                                      1,197      1,163      1,050
Expected return on plan assets                    (1,715)    (1,542)    (1,315)
Amortization of prior service cost                    58         54         51
Recognized net actuarial (gains) losses              (22)        --          1
Amortization of transition asset                     (89)       (90)       (91)
------------------------------------------------------------------------------
  Net pension (income) cost                      $   (80)   $    29    $   159
------------------------------------------------------------------------------
Retiree Medical and Life Insurance Plans
Service cost                                     $    40    $    39    $    40
Interest cost                                        178        191        181
Expected return on plan assets                       (79)       (64)       (48)
Amortization of prior service cost                    (6)        (6)        (7)
Recognized net actuarial gains                       (15)        (9)        (5)
Curtailment gain                                      --         --        (15)
------------------------------------------------------------------------------
  Net post-retirement cost                       $   118    $   151    $   146
==============================================================================

     The following actuarial assumptions were used to determine the benefit obligations and the net costs related to the Corporation's defined benefit pension and post-retirement benefit plans, as appropriate:

                                                1998         1997         1996
==============================================================================
Discount rates                                   7.0%         7.5%         7.8%
Expected long-term rates of return
  on assets                                      9.5          9.5          9.0
Rates of increase in future
  compensation levels                            5.5          6.0          6.0
==============================================================================

     The medical trend rates used in measuring the post-retirement benefit obligation were 6.7 percent in 1998 and 7.0 percent in 1997, and were assumed to gradually decrease to 4.5 percent by the year 2004. An increase and decrease of one percentage point in the assumed medical trend rates would result in a change in the benefit obligation of approximately 5.9 percent and (5.2) percent, respectively, at December 31, 1998, and a change in the 1998 post-retirement benefit cost of approximately 8.9 percent and (7.8) percent, respectively. The medical trend rate for 1999 is 6.0 percent.

     The change in the discount rate and in the rate of increase in future compensation levels increased the benefit obligation for defined benefit pension plans at December 31, 1998 by approximately $770 million. The change in discount rate increased the benefit obligation for retiree medical plans at December 31, 1998 by approximately $110 million.

Note 15--Leases

Total rental expense under operating leases, net of immaterial amounts of sublease rentals and contingent rentals, were $285 million, $295 million and $320 million for 1998, 1997 and 1996, respectively.

December 31, 1998


--------------------------------------------------------------------------------
     Future minimum lease commitments at December 31, 1998 for all operating leases that have a remaining term of more than one year were approximately $1,148 million ($264 million in 1999, $203 million in 2000, $174 million in 2001, $142 million in 2002, $121 million in 2003, and $244 million in later years). Certain major plant facilities and equipment are furnished by the U.S. Government under short-term or cancelable arrangements.

Note 16--Commitments and Contingencies

The Corporation or its subsidiaries are parties to or have property subject to litigation and other proceedings, including matters arising under provisions relating to the protection of the environment. In the opinion of management and in-house counsel, the probability is remote that the outcome of these matters will have a material adverse effect on the Corporation's consolidated results of operations or financial position. These matters include the following items:

Environmental matters--The Corporation entered into a consent decree with the U.S. Environmental Protection Agency (EPA) in 1991 relating to certain property in Burbank, California, which obligated the Corporation to design and construct facilities to monitor, extract and treat groundwater, and to operate and maintain such facilities for approximately eight years. The Corporation entered into a follow-on consent decree in 1998 which obligates the Corporation to fund the continued operation and maintenance of these facilities through the year 2018. The Corporation has also been operating under a cleanup and abatement order from the California Regional Water Quality Control Board (the Regional Board) affecting its facilities in Burbank, California. This order requires site assessment and action to abate groundwater contamination by a combination of groundwater and soil cleanup and treatment. The Corporation estimates that total expenditures required over the remaining terms of the consent decrees and the Regional Board order will be approximately $110 million.

     The Corporation is responding to three administrative orders issued by the Regional Board in connection with the Corporation's former Lockheed Propulsion Company facilities in Redlands, California. Under the orders, the Corporation is investigating the impact and potential remediation of regional groundwater contamination by perchlorates and chlorinated solvents. The Regional Board has approved the Corporation's plan to maintain public water supplies with respect to chlorinated solvents during this work, and the Corporation is negotiating with local water purveyors to implement this plan, as well as to address water supply concerns relative to perchlorate contamination. The Corporation estimates that expenditures required to implement work currently approved will be approximately $110 million. The Corporation is also coordinating with the U.S. Air Force, which is conducting preliminary studies of the potential health effects of exposure to perchlorates in connection with several sites across the country, including the Redlands site. The results of these studies indicate that current efforts with water purveyors regarding perchlorate issues are appropriate; however, the Corporation currently cannot project the extent of its ultimate clean-up obligation with respect to perchlorates, if any.

     The Corporation is involved in other proceedings and potential proceedings relating to environmental matters, including disposal of hazardous wastes and soil and water contamination. The extent of the Corporation's financial exposure cannot in all cases be reasonably estimated at this time. In addition to the amounts with respect to the Burbank and Redlands properties described above, a liability of approximately $240 million for the other cases in which an estimate of financial exposure can be determined has been recorded.

     Under an agreement with the U.S. Government, the Burbank groundwater treatment and soil remediation expenditures referenced above are being allocated to the Corporation's operations as general and administrative costs and, under existing government regulations, these and other environmental expenditures related to U.S. Government business, after deducting any recoveries from insurance or other potentially responsible parties, are allowable in establishing the prices of the Corporation's products and services. As a result, a substantial portion of the expenditures are being reflected in the Corporation's sales and cost of sales pursuant to U.S. Government agreement or regulation. Although the Defense Contract Audit Agency has questioned certain elements of the Corporation's practices with respect to the aforementioned agreement, no formal action has been initiated, and it is management's opinion that the treatment of these environmental costs is appropriate and consistent with the terms of such agreement. The Corporation has recorded an asset for the portion of environmental costs that are probable of future recovery in pricing of the Corporation's products and services for U.S. Government business. The portion that is expected to be allocated to commercial business has been reflected in cost of sales. The recorded amounts do not reflect the possible future recovery of portions of the environmental costs through insurance policy coverage or from other potentially responsible parties, which the Corporation is pursuing as required by agreement and U.S. Government regulation. Any such recoveries, when received, would reduce the Corporation's liability as well as the allocated amounts to be included in the Corporation's U.S. Government sales and cost of sales.

Waste remediation contract--In 1994, the Corporation was awarded a $180 million fixed price contract by the U.S. Department of Energy (DOE) for the Phase II design, construction and limited test of remediation facilities, and the Phase III full remediation of waste found in Pit 9, located on the Idaho National Engineering and Environmental Laboratory reservation. The Corporation incurred significant unanticipated costs and scheduling issues due to complex technical and contractual matters which threatened the viability of the overall Pit 9 program. Based on an investigation by management to identify and quantify the overall effect of these matters, the Corporation submitted a request for equitable adjustment (REA) to the DOE on March 31, 1997 that sought, among other things, the recovery of a portion of unanticipated costs incurred by the Corporation and the restructuring of the contract to provide for a more equitable sharing of the risks associated with the Pit 9 project. The Corporation has been unsuccessful in reaching any agreements with the DOE on cost recovery or other contract restructuring matters. Starting in May 1997, the Corporation reduced work activities at the Pit 9 site while awaiting technical direction from the DOE.

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
     On June 1, 1998, the DOE, through Lockheed Martin Idaho Technologies Company (LMITCO), its management contractor, terminated the Pit 9 contract for default. On that same date, the Corporation filed a lawsuit against the DOE in the U.S. Court of Federal Claims in Washington, D.C., challenging and seeking to overturn the default termination. In addition, on July 21, 1998, the Corporation withdrew the REA previously submitted to the DOE and replaced it with a certified REA. The certified REA is similar in substance to the REA previously submitted, but its certification, based upon more detailed factual and contractual analysis, raises its status to that of a formal claim. On August 11, 1998, LMITCO, at the DOE's direction, filed suit against the Corporation in U.S. District Court in Boise, Idaho, seeking, among other things, recovery of approximately $54 million previously paid by LMITCO to the Corporation under the Pit 9 contract. The Corporation intends to resist this action while continuing to pursue its certified REA. On January 26, 1999, the U.S. District Court in Idaho granted the Corporation's motion and stayed the Idaho proceeding until resolution of the motion to dismiss the lawsuit in the U.S. Court of Federal Claims, or until August 2, 1999. The Corporation continues to assert its position in the litigation while continuing its efforts to resolve the dispute through non-litigation means.

Letters of credit and other matters--The Corporation has entered into standby letter of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts. At December 31, 1998, the Corporation had contingent liabilities on outstanding letters of credit, guarantees, and other arrangements aggregating approximately $1.3 billion.

Note 17--Information on Industry Segments and Major Customers

The Corporation operates in four principal business segments: Space & Strategic Missiles, Electronics, Aeronautics and Information & Services. All other activities of the Corporation fall within the Energy and Other segment. These segments, which constitute groupings of business units that offer different products and services, are managed separately. Transactions between segments are generally negotiated and accounted for under terms and conditions that are similar to other government and commercial contracts; however, these intercompany transactions are eliminated in consolidation. Other accounting policies of the business segments are the same as those described in Note 1--Summary of Significant Accounting Policies.

Space & Strategic Missiles--Engaged in the design, development, engineering and production of civil, commercial and military space systems, including spacecraft, space launch vehicles, manned space systems and their supporting ground systems and services; telecommunications systems and services; strategic fleet ballistic missiles; and defensive missiles. In addition to its consolidated business units, the segment has significant investments in joint ventures and other unconsolidated companies. These companies are principally engaged in businesses which complement and enhance other activities of the segment.

Electronics--Engaged in the design, development, integration and production of high performance electronic systems for undersea, shipboard, land, airborne and space-based applications. Major defense product lines include surface ship and submarine combat systems; anti-submarine warfare systems; air defense systems; tactical battlefield missiles; aircraft controls; electronic-warfare systems; electro-optic and night-vision systems; radar and fire control systems; displays; and systems integration of mission specific combat suites. Major commercial product lines include postal automation systems, aircraft engine controls and satellite electronics.

Aeronautics--Engaged in the following primary lines of business: tactical aircraft, air mobility, surveillance/command, maintenance/ modification/logistics, reconnaissance, platform systems integration and advanced development programs. Major programs include the F-22 air-superiority fighter, Joint Strike Fighter, F-16 multi-role fighter, C-130J tactical transport, X-33 reusable launch vehicle technology demonstrator, Airborne Early Warning & Control systems and various maintenance/modification/logistics programs.

Information & Services--Engaged in the development, integration and operation of large, complex information systems; engineering, technical, and management services for federal customers; transaction processing systems and services for state and local government agencies; commercial information technology services; real-time 3-D graphics technology and enterprise data management software; and the provision of internal information technology support to the Corporation.

Energy and Other--The Corporation manages certain facilities for the DOE. The contractual arrangements provide for the Corporation to be reimbursed for the cost of operations and receive a fee for performing management services. The Corporation reflects only the management fee in its sales and earnings for these government-owned facilities. In addition, while the employees at such facilities are employees of the Corporation, applicable employee benefit plans are separate from the Corporation's plans. The Corporation also provides environmental remediation services to commercial and U.S. Government customers. In addition, this segment includes the Corporation's investments in joint ventures and certain other businesses, including its investments in Loral SpaceCom and L-3 disclosed previously. Through October 1996, the Corporation provided construction aggregates and specialty chemical products to commercial and civil customers through its Materials subsidiary.

Effective January 1, 1999, the Corporation combined its investments in several existing joint ventures and certain elements of the Corporation to form Global Telecommunications, which will be included in the Energy and Other segment. Such investments were transferred from the Space & Strategic Missiles and Information & Services segments. The formation of Global Telecommunications did not have a material impact on the assets of these segments, nor is it expected to materially impact their future results of operations.

December 31, 1998


--------------------------------------------------------------------------------
Selected Financial Data by Business Segment

(In millions)                                   1998        1997        1996
============================================================================
Net sales
Space & Strategic Missiles                  $  7,461    $  8,303    $  7,904
Electronics                                    7,342       7,069       6,675
Aeronautics                                    5,996       6,045       5,596
Information & Services                         5,212       6,468       5,893
Energy and Other                                 255         184         807
----------------------------------------------------------------------------
                                            $ 26,266    $ 28,069    $ 26,875
----------------------------------------------------------------------------
Operating profit (loss)
Space & Strategic Missiles                  $    976    $  1,096    $    973
Electronics                                      733         576         673
Aeronautics                                      654         612         441
Information & Services                           (25)        111         290
Energy and Other                                 184         384         356
----------------------------------------------------------------------------
                                            $  2,522    $  2,779    $  2,733
----------------------------------------------------------------------------
Intersegment revenue
Space & Strategic Missiles                  $     43    $     35    $     43
Electronics                                      436         440         385
Aeronautics                                       84          73          51
Information & Services                           633         618         553
Energy and Other                                  40          46          43
----------------------------------------------------------------------------
                                            $  1,236    $  1,212    $  1,075
----------------------------------------------------------------------------
Depreciation and amortization
Space & Strategic Missiles                  $    160    $    177    $    188
Electronics                                      212         214         239
Aeronautics                                       80          88         126
Information & Services                            96         112         121
Energy and Other                                  21          15          58
----------------------------------------------------------------------------
                                            $    569    $    606    $    732
----------------------------------------------------------------------------
Amortization of intangible assets
Space & Strategic Missiles                  $     29    $     29    $     29
Electronics                                      226         228         199
Aeronautics                                       80          80          80
Information & Services                           100         107          92
Energy and Other                                   1           2           2
----------------------------------------------------------------------------
                                            $    436    $    446    $    402
----------------------------------------------------------------------------
Nonrecurring and unusual items--
  (loss) profit
Space & Strategic Missiles                  $     --    $    (87)   $    (25)
Electronics                                       --         (69)         --
Aeronautics                                       --         (44)        (46)
Information & Services                          (233)       (163)        (86)
Energy and Other                                  --         217         215
----------------------------------------------------------------------------
                                            $   (233)   $   (146)   $     58
----------------------------------------------------------------------------
Expenditures for property,
  plant and equipment
Space & Strategic Missiles                  $    271    $    293    $    264
Electronics                                      185         189         213
Aeronautics                                      119         104          75
Information & Services                            78         137         104
Energy and Other                                  44          27          81
----------------------------------------------------------------------------
                                            $    697    $    750    $    737
----------------------------------------------------------------------------
Investments in equity method investees
Space & Strategic Missiles                  $    382    $    121    $    123
Electronics                                       19           4           3
Aeronautics                                       16          19          17
Information & Services                            10          15           8
Energy and Other                                 101          58          50
----------------------------------------------------------------------------
                                            $    528    $    217    $    201
----------------------------------------------------------------------------
Assets/(a)/
Space & Strategic Missiles                  $  5,228    $  4,599    $  3,758
Electronics                                   10,355      10,619      11,363
Aeronautics                                    3,890       3,757       4,201
Information & Services                         4,726       5,150       6,111
Energy and Other                               4,545       4,236       4,107
----------------------------------------------------------------------------
                                            $ 28,744    $ 28,361    $ 29,540
============================================================================

(a) The Corporation has no significant long-lived assets located in foreign countries.

Net Sales by Customer Category

(In millions)                                   1998        1997        1996
============================================================================
U.S. Government
Space & Strategic Missiles                   $ 6,011     $ 6,472     $ 6,401
Electronics                                    5,144       4,844       4,451
Aeronautics                                    3,131       2,912       3,830
Information & Services                         3,870       4,050       3,878
Energy and Other                                 152         118         154
----------------------------------------------------------------------------
                                             $18,308     $18,396     $18,714
----------------------------------------------------------------------------
Foreign governments/(a)//(b)/
Space & Strategic Missiles                   $    37     $    94     $    38
Electronics                                    1,820       1,695       1,656
Aeronautics                                    2,807       2,826       1,466
Information & Services                           348         246         152
Energy and Other                                   1          --          --
----------------------------------------------------------------------------
                                             $ 5,013     $ 4,861     $ 3,312
----------------------------------------------------------------------------

                                                     Lockheed Martin Corporation



--------------------------------------------------------------------------------
Net Sales by Customer Category (continued)

(In millions)                                     1998      1997      1996
==========================================================================
Commercial/(b)/
Space & Strategic Missiles                      $1,413    $1,737    $1,465
Electronics                                        378       530       568
Aeronautics                                         58       307       300
Information & Services                             994     2,172     1,863
Energy and Other                                   102        66       653
--------------------------------------------------------------------------
                                                $2,945    $4,812    $4,849
==========================================================================

(a) Sales made to foreign governments through the U.S. Government are included in the foreign governments category above.

(b) Export sales, included in the foreign governments and commercial categories above, were approximately $6.1 billion, $5.9 billion and $4.7 billion in 1998, 1997 and 1996, respectively.

 Note 18--Summary of Quarterly Information (Unaudited)

                                                    1998 Quarters
                                      -----------------------------------------
(In millions, except per share data)   First   Second    Third/(a)/ Fourth/(b)/
===============================================================================
Net sales                             $6,217    $6,520     $6,349   $7,180
Earnings from operations                 618       638        696      400
Net earnings                             269       289        318      125
Diluted earnings per share               .71       .76        .83      .33
===============================================================================

                                                            1997 Quarters
                                      -----------------------------------------
(In millions, except per share data)   First    Second     Third    Fourth/(c)/
===============================================================================
Net sales                             $6,674    $6,898     $6,619   $7,878
Earnings from operations                 656       637        677      327
Net earnings                             290       308        331      371
Diluted earnings (loss) per share        .67       .71        .76    (3.92)/(d)/
===============================================================================

(a) Earnings for the third quarter of 1998 include an adjustment resulting from significant improvement in the Atlas launch vehicle program based upon a current evaluation of the program's historical performance. This change in estimate increased pretax earnings by $120 million, net of state income taxes, and increased net earnings by $78 million, or $.21 per diluted share.

(b) Earnings for the fourth quarter of 1998 include the effects of a nonrecurring and unusual after-tax charge of $183 million, or $.48 per diluted share, related to CalComp, a majority-owned subsidiary of the Corporation (see Note 5). In addition, fourth quarter results include the impact of the restructure of a commercial satellite program which increased net earnings by approximately $32 million, or $.08 per diluted share.

(c) Earnings for the fourth quarter of 1997 include the effects of certain nonrecurring and unusual items, including a tax-free gain of $311 million and after-tax charges of $303 million, which resulted in a $.02 increase per diluted share (see Notes 3 and 5). The Corporation also changed its expected long-term rate of return on benefit pension plan assets effective October 1997, which decreased pension cost by approximately $70 million.

(d) The diluted loss per share for the fourth quarter of 1997 includes the effects of a deemed preferred stock dividend resulting from the GE Transaction. The excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Series A preferred stock ($1.0 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings in determining net loss applicable to common stock used in the computation of loss per share. The effect of this deemed dividend was to reduce the diluted per share amount by $4.90.

CONSOLIDATED FINANCIAL DATA--NINE YEAR SUMMARY/(a)/



--------------------------------------------------------------------------------
(In millions, except per share data)                     1998/(c)/     1997/(d)/
================================================================================
Operating Results
Net sales                                            $ 26,266       $ 28,069
Costs and expenses                                     23,914         25,772
--------------------------------------------------------------------------------
Earnings from operations                                2,352          2,297
Other income and expenses, net                            170            482
--------------------------------------------------------------------------------
                                                        2,522          2,779
Interest expense                                          861            842
--------------------------------------------------------------------------------
Earnings before income taxes and cumulative
  effect of changes in accounting                       1,661          1,937
Income tax expense                                        660            637
--------------------------------------------------------------------------------
Earnings before cumulative effect of changes
  in accounting                                         1,001          1,300
Cumulative effect of changes in accounting                 --             --
--------------------------------------------------------------------------------
Net earnings (loss)                                  $  1,001       $  1,300
================================================================================
Earnings (Loss) Per Common Share/(b)/
Basic:
Before cumulative effect of changes in accounting    $   2.66       $  (1.56)
Cumulative effect of changes in accounting                 --             --
--------------------------------------------------------------------------------
                                                     $   2.66       $  (1.56)
================================================================================
Diluted:
Before cumulative effect of changes in accounting    $   2.63       $  (1.56)
Cumulative effect of changes in accounting                 --             --
--------------------------------------------------------------------------------
                                                     $   2.63       $  (1.56)
================================================================================
Cash dividends/(b)/                                  $    .82       $    .80
================================================================================
Condensed Balance Sheet Data
Current assets                                       $ 10,611       $ 10,105
Property, plant and equipment                           3,513          3,669
Intangible assets related to contracts and
  programs acquired                                     1,418          1,566
Cost in excess of net assets acquired                   9,521          9,856
Other assets                                            3,681          3,165
--------------------------------------------------------------------------------
Total                                                $ 28,744       $ 28,361
================================================================================
Short-term borrowings                                $  1,043       $    494
Current maturities of long-term debt                      886            876
Other current liabilities                               8,338          7,819
Long-term debt                                          8,957         10,528
Post-retirement benefit liabilities                     1,903          1,993
Other liabilities                                       1,480          1,475
Stockholders' equity                                    6,137          5,176
--------------------------------------------------------------------------------
Total                                                $ 28,744       $ 28,361
================================================================================
Common Shares Outstanding at Year End/(b)/              393.3          388.8
================================================================================

























Notes to Nine Year Summary

(a) The Corporation was formed in 1995 from the combination of Lockheed Corporation and Martin Marietta Corporation. All financial information prior to 1995 was derived from the financial statements of those companies under the pooling of interests method of accounting.

(b) All share and per share amounts have been restated to reflect the two-for-one stock split in the form of a stock dividend in December 1998.

(c) Includes the effects of a nonrecurring and unusual pretax charge of $233 million, $183 million after tax, or $.48 per diluted share.

(d) Includes the effects of a tax-free gain of $311 million and the effects of nonrecurring and unusual pretax charges of $457 million, $303 million after tax which, on a combined basis, decreased diluted loss per share by $.02. Loss per share also includes the effects of the deemed preferred stock dividend resulting from the GE Transaction which reduced the basic and diluted per share amounts by $4.93.

                                                     Lockheed Martin Corporation



-----------------------------------------------------------------------------------------------------------
(In millions, except per share data)                   1996/(e)/      1995/(f)/     1994/(g)/     1993/(h)/
===========================================================================================================
Operating Results
Net sales                                              $ 26,875      $ 22,853      $ 22,906       $ 22,397
Costs and expenses                                       24,594        21,571        21,127         20,857
----------------------------------------------------------------------------------------------------------
Earnings from operations                                  2,281         1,282         1,779          1,540
Other income and expenses, net                              452            95           200             44
----------------------------------------------------------------------------------------------------------
                                                          2,733         1,377         1,979          1,584
Interest expense                                            700           288           304            278
----------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative
  effect of changes in accounting                         2,033         1,089         1,675          1,306
Income tax expense                                          686           407           620            477
----------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of changes
  in accounting                                           1,347           682         1,055            829
Cumulative effect of changes in accounting                   --            --           (37)            --
----------------------------------------------------------------------------------------------------------
Net earnings (loss)                                    $  1,347      $    682      $  1,018       $    829
==========================================================================================================
Earnings (Loss) Per Common Share/(b)/
Basic:
Before cumulative effect of changes in accounting      $   3.40      $   1.64      $   2.66       $   2.00
Cumulative effect of changes in accounting                   --            --          (.10)            --
----------------------------------------------------------------------------------------------------------
                                                       $   3.40      $   1.64      $   2.56       $   2.00
==========================================================================================================
Diluted:
Before cumulative effect of changes in accounting      $   3.04      $   1.54      $   2.43       $   1.88
Cumulative effect of changes in accounting                   --            --          (.09)            --
----------------------------------------------------------------------------------------------------------
                                                       $   3.04      $   1.54      $   2.34       $   1.88
==========================================================================================================
Cash dividends/(b)/                                    $    .80      $    .67      $    .57       $    .55
==========================================================================================================
Condensed Balance Sheet Data
Current assets                                         $ 10,346      $  8,208      $  8,143       $  6,961
Property, plant and equipment                             3,721         3,134         3,455          3,643
Intangible assets related to contracts and
  programs acquired                                       1,767         1,553         1,696          1,832
Cost in excess of net assets acquired                    10,394         2,794         2,831          2,697
Other assets                                              3,312         1,869         1,854          1,949
----------------------------------------------------------------------------------------------------------
Total                                                  $ 29,540      $ 17,558      $ 17,979       $ 17,082
==========================================================================================================
Short-term borrowings                                  $  1,110      $     --      $     --       $     --
Current maturities of long-term debt                        180           722           285            346
Other current liabilities                                 7,382         4,462         5,177          4,690
Long-term debt                                           10,188         3,010         3,594          4,026
Post-retirement benefit liabilities                       2,077         1,795         1,859          1,848
Other liabilities                                         1,747         1,136           978            971
Stockholders' equity                                      6,856         6,433         6,086          5,201
----------------------------------------------------------------------------------------------------------
Total                                                  $ 29,540      $ 17,558      $ 17,979       $ 17,082
==========================================================================================================
Common Shares Outstanding at Year End/(b)/                385.5         397.2         398.3          395.8
==========================================================================================================


































---------------------------------------------------------------------------------------
(In millions, except per share data)               1992/(i)/         1991        1990
=======================================================================================
Operating Results
Net sales                                           $ 16,030       $ 15,871    $ 16,089
Costs and expenses                                    14,891         14,767      15,178
---------------------------------------------------------------------------------------
Earnings from operations                               1,139          1,104         911
Other income and expenses, net                            42            (49)         34
---------------------------------------------------------------------------------------
                                                       1,181          1,055         945
Interest expense                                         177            176         180
---------------------------------------------------------------------------------------
Earnings before income taxes and cumulative
  effect of changes in accounting                      1,004            879         765
Income tax expense                                       355            261         161
---------------------------------------------------------------------------------------
Earnings before cumulative effect of changes
  in accounting                                          649            618         604
Cumulative effect of changes in accounting            (1,010)            --          --
---------------------------------------------------------------------------------------
Net earnings (loss)                                 $   (361)      $    618    $    604
=======================================================================================
Earnings (Loss) Per Common Share/(b)/
Basic:
Before cumulative effect of changes in accounting   $   1.66       $   1.53    $   1.48
Cumulative effect of changes in accounting             (2.58)            --          --
---------------------------------------------------------------------------------------
                                                    $   (.92)      $   1.53    $   1.48
=======================================================================================
Diluted:
Before cumulative effect of changes in accounting   $   1.65       $   1.52    $   1.48
Cumulative effect of changes in accounting             (2.57)            --          --
---------------------------------------------------------------------------------------
                                                    $   (.92)      $   1.52    $   1.48
=======================================================================================
Cash dividends/(b)/                                 $    .52       $    .49    $    .45
=======================================================================================
Condensed Balance Sheet Data
Current assets                                      $  5,157       $  5,553    $  5,442
Property, plant and equipment                          3,139          3,155       3,200
Intangible assets related to contracts and
  programs acquired                                       42             52          59
Cost in excess of net assets acquired                    841            864         882
Other assets                                           1,648            895         883
---------------------------------------------------------------------------------------
Total                                               $ 10,827       $ 10,519    $ 10,466
=======================================================================================
Short-term borrowings                               $     --       $     --    $     --
Current maturities of long-term debt                     327            298          30
Other current liabilities                              3,176          3,833       4,235
Long-term debt                                         1,803          1,997       2,392
Post-retirement benefit liabilities                    1,579             54          --
Other liabilities                                        460            112          38
Stockholders' equity                                   3,482          4,225       3,771
---------------------------------------------------------------------------------------
Total                                               $ 10,827       $ 10,519    $ 10,466
=======================================================================================
Common Shares Outstanding at Year End/(b)/             388.1          402.7       401.4
=======================================================================================


(e) Reflects the business combination with Loral Corporation effective April 1996. Includes the effects of a nonrecurring pretax gain of $365 million, $351 million after tax, and nonrecurring pretax charges of $307 million, $209 million after tax which, on a combined basis, increased diluted earnings per share by $.32.

(f) Includes the effects of merger related and consolidation expenses totaling $690 million, $436 million after tax, or $.99 per diluted share.






























(g) Reflects the acquisition of General Dynamics Space Systems Division effective May 1994.

(h) Reflects the acquisition of General Dynamics Fort Worth Division effective February 1993 and the acquisition of GE Aerospace effective April 1993.

(i) Reflects the Corporation's adoption of SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits."