Form 10-K, Exhibit 13
period 1999-12-31
LOCKHEED MARTIN CORP
filed 2000-03-09
CIK 936468

                                                                      Exhibit 13


FINANCIAL SECTION

Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                         21

The Corporation's Responsibility for
  Financial Reporting                                                         38

Audited Consolidated Financial Statements:

  Report of Ernst & Young LLP,
    Independent Auditors                                                      39

  Consolidated Statement of Earnings                                          40

  Consolidated Statement of Cash Flows                                        41

  Consolidated Balance Sheet                                                  42

  Consolidated Statement of Stockholders' Equity                              43

  Notes to Consolidated Financial Statements                                  44

Consolidated Financial Data - Ten Year Summary                                64

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
December 31, 1999

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

Strategic and Organizational Review

In September 1999, Lockheed Martin announced the results to date of its strategic and organizational review that began in June 1999. As a result of this review, the Corporation has implemented a new organizational structure (as more fully described in Note 17 of the Notes to Consolidated Financial Statements, "Information on Industry Segments and Major Customers"), and announced plans to evaluate the repositioning of certain businesses to maximize their value and growth potential and the divestiture of certain non-core business units.

      The Corporation is continuing to evaluate alternatives relative to maximizing the value of two business units that serve the commercial information technology markets, including Lockheed Martin's internal information technology needs. These units have been identified by management as having high growth potential, but are distinct from the Corporation's core business segments. The Corporation may seek to maximize the value of these business units through strategic partnerships or joint ventures, or by accessing public equity markets, although the outcome of those efforts cannot be predicted. Management has decided to evaluate for divestiture, subject to appropriate valuation, negotiation and approval, a third business unit originally identified for evaluation relative to maximizing its value. This business unit serves state and local government services markets.

      The Corporation is also continuing its evaluation of the divestiture, subject to appropriate valuation, negotiation and approval, of certain business units in the aerospace electronics, control systems and environmental management lines of business. On a combined basis, net sales in 1999 related to the business units being evaluated for divestiture, including the business unit in the state and local government services market described above, totaled $1.9 billion. The divestiture of one business unit in the environmental management line of business was consummated in December 1999, the impact of which was not material to the Corporation's net earnings. Relative to all other business units identified for potential divestiture, based on preliminary data, and assuming that the potential divestiture transactions are approved by the Board and ultimately consummated in the future, management estimates that the potential one-time effects, if combined, could result in a net loss on disposition of approximately $850 million, primarily non-cash. However, the potential proceeds from these transactions, if consummated, could also generate in excess of $1.5 billion in cash, after transaction costs and associated tax payments, that will be used to repay debt. Financial effects that may result, if any, would be recorded when the transactions are consummated or when losses can be estimated. Management cannot predict the timing of the potential divestitures, the amount of proceeds that may ultimately be realized or whether any or all of the potential transactions will take place.

      In a further development related to the strategic and organizational review, the Corporation announced in January 2000 its plans to streamline the Aeronautical Systems and Space Systems segments. These plans provide for the consolidation of multiple business units into one focused company in each segment, and the integration of certain operational and administrative activities within each segment. Management expects these actions to result in future cost savings for the Corporation.

      On an ongoing basis, the Corporation will continue to explore the sale of various investment holdings and surplus real estate, review its businesses to identify ways to improve organizational effectiveness and performance, and clarify and focus on its core business strategy.

Transaction Agreement with COMSAT Corporation

In September 1998, the Corporation and COMSAT Corporation (COMSAT) announced that they had entered into an agreement (the Merger Agreement) to combine the companies in a two-phase transaction (the Merger). In connection with the first phase of this transaction, the Corporation completed a cash tender offer (the Tender Offer) on September 18, 1999, after satisfaction of all

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1999

conditions to its closing. As a result, the Corporation now owns approximately 49 percent of the outstanding common stock of COMSAT and accounts for its investment under the equity method of accounting. The total value of this first phase of the transaction was $1.2 billion, and such amount is included in investments in equity securities in the December 31, 1999 Consolidated Balance Sheet.

      The second phase of the transaction, which will result in consummation of the Merger, is to be accomplished by an exchange of one share of Lockheed Martin common stock for each remaining share of COMSAT common stock. Consummation of the Merger remains contingent upon the satisfaction of certain conditions, including the enactment of federal legislation necessary to remove existing restrictions on the ownership of COMSAT voting stock. Legislation necessary to remove these restrictions cleared the U.S. Senate on July 1, 1999. On November 10, 1999, the U.S. House of Representatives (the House) also passed legislation which, if adopted into law, would remove these restrictions. There are substantial differences between the two bills, and significant issues raised by the House bill in particular which, if not resolved satisfactorily, would likely have a Significant Adverse Effect on COMSAT (as defined in the Merger Agreement). The Corporation hopes these issues will be favorably resolved.

      In early 2000, sponsors of the two different bills announced a compromise agreement that, if adopted, would resolve many of the issues raised by the House bill. It is now expected that legislation that reflects the compromise agreement will be enacted before May 2000. There is no assurance that this legislation will be passed or passed in this time frame, or that any legislation that does become law would not have an adverse effect on COMSAT's business. If Congress enacts legislation that the Corporation determines in good faith, after consultation with COMSAT, would reasonably be expected to have a Significant Adverse Effect on COMSAT's business, the Corporation would have the right to elect not to complete the Merger.

      Before the Merger can occur, the Corporation must file separate notification and report forms under the Hart Scott-Rodino Antitrust Improvement Act (HSR Act) with the Federal Trade Commission (FTC) and the U.S. Department of Justice (DOJ) regarding its acquisition of minority interests in two businesses held by COMSAT. In addition, following the passage of legislation, the Federal Communications Commission (FCC) must approve the Merger. The precise nature of the FCC approval requirement will, however, depend upon the details of the final legislation enacted by Congress. There is no assurance as to the timing or whether the FTC, DOJ or FCC will provide the requisite approvals. If the Merger is not completed on or before September 18, 2000, under the terms of the Merger Agreement, Lockheed Martin or COMSAT could terminate the Merger Agreement or elect not to exercise this right, or both parties could agree to extend this date. If consummated, the Merger will be accounted for under the purchase method of accounting. If the Merger is not consummated, the Corporation will not be able to achieve all of its objectives with respect to the COMSAT transaction and will be unable to exercise control over COMSAT.

      The market value of the Corporation's investment in COMSAT at December 31, 1999 was approximately $515 million based on the closing price of its shares on the New York Stock Exchange on that date. As noted previously, completion of the Merger will require the exchange of one share of the Corporation's common stock for each remaining share of COMSAT's common stock. As a result, the price of COMSAT's common stock is closely aligned with the price of Lockheed Martin's common stock and may not reflect the price at which COMSAT's common stock might trade absent the Merger Agreement.

Formation of Lockheed Martin Global Telecommunications

Effective January 1, 1999, investments in several existing joint ventures and certain operating elements of the Corporation were combined with Lockheed Martin Global Telecommunications, Inc. (Global Telecommunications), a wholly-owned subsidiary of the Corporation focused on capturing a greater portion of the worldwide telecommunications services market. The Corporation intends to combine the operations of Global Telecommunications and

                                                     Lockheed Martin Corporation

COMSAT upon consummation of the Merger. Given the substantial investment necessary for the growth of the global telecommunications services business, support from strategic partners for Global Telecommunications may be sought and public equity markets may be accessed to raise capital, although the Corporation cannot predict the outcome of these efforts.

Divestiture Activities

In March 1997, the Corporation repositioned 10 of its non-core business units as a new independent company, L-3 Communications Holdings, Inc. (L-3), in which the Corporation retained an approximate 35 percent ownership interest at closing. The Corporation's ownership percentage was reduced to approximately 25 percent in the second quarter of 1998 as a result of an initial public offering of L-3's common stock. In 1999, the Corporation sold its remaining shares of L-3 in two separate transactions. On a combined basis, these transactions increased 1999 pretax earnings by $155 million, and increased net earnings by $101 million, or $.26 per diluted share.

      In September 1999, the Corporation sold its interest in Airport Group International Holdings, LLC which resulted in a pretax gain of $33 million. In October 1999, the Corporation exited its commercial 3D graphics business through a series of transactions which resulted in the sale of its interest in Real 3D, Inc., a majority-owned subsidiary, and a pretax gain of $33 million. On a combined basis, these transactions increased net earnings by $43 million, or $.11 per diluted share.

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

Industry Considerations

The Corporation's primary lines of business are in advanced technology systems, products and services for aerospace and defense, serving both government and commercial customers. In recent years, domestic and worldwide political and economic developments have strongly affected these markets, requiring significant adaptation by market participants.

      The U.S. aerospace and defense industry has experienced years of declining budgets for research, development, test and evaluation, and procurement. After over a decade of continuous declines in the U.S. defense budget, the portion of the Federal budget devoted to defense is at one of its lowest levels in modern history. In addition, worldwide defense budgets have been declining with a focus on operational readiness and personnel issues at the expense of acquisition programs, with modernization becoming increasingly popular over acquisition. Consequently, an increasing portion of expenditures for defense is used for upgrading and modernizing existing equipment rather than acquisition of new equipment. Such trends in defense spending have created risks associated with demand and timing of orders relative to certain of the Corporation's existing programs. For example, the Corporation has not received the level of orders anticipated for the C-130J airlift aircraft program which has resulted in lower than expected production levels. The Corporation is continuing to focus its efforts on new orders from foreign and domestic customers, though it cannot predict the outcome of these efforts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1999

      The industry participants have reacted to shrinking defense budgets by combining to maintain critical mass and attempting to achieve significant cost savings. The U.S. Government had been supportive of industry consolidation activities through 1997, and the Corporation had been at the forefront of these activities. Through its own consolidation activities, the Corporation has been able to pass along savings to its customers, principally the U.S. Department of Defense (DOD). With the more recent decline of significant domestic industry consolidation, major aerospace companies continue to focus on cost savings and efficiency improvements, as well as generation of cash to repay debt incurred during this period of consolidation.

      Ongoing consolidation continues within the European aerospace industry resulting in fewer but larger and more capable competitors, potentially resulting in an environment where there could be less demand for products from U.S. companies. Such an environment could affect opportunities for European partnerships and sales potential for U.S. products outside the U.S.

      There are signs that the continuing decline in the defense budget may have ended, with proposals being made for modest increases in the next several years. The Corporation's broad mix of programs and capabilities makes it a likely beneficiary of any increased defense spending. However, there are risks associated with certain of the programs for which the Corporation is competing which will be the primary recipients of significant future U.S. Government spending. These programs are very large and likely to be well-funded, but may only involve one prime contractor. For example, the Corporation is involved in the competition for the Joint Strike Fighter (JSF) tactical aircraft program. Because of the magnitude of this program, being unsuccessful in the competition would be significant to any of the competitors' future fighter aircraft operations. Additionally, the JSF program and other large, highly visible programs, such as the Corporation's F-22 tactical fighter program, frequently receive substantial Congressional focus as potential targets for reductions and/or extensions of their funding to pay for other programs. However, the JSF and F-22 programs remain a high priority for the DOD and the armed services, as well as for the Corporation.

      As a government contractor, the Corporation is subject to U.S. Government oversight. The government may investigate and make inquiries of the Corporation's business practices and conduct audits of contract performance and cost accounting. Depending on the results of these investigations, the government may make claims against the Corporation. Under U.S. Government procurement regulations and practices, an indictment of a government contractor could result in that contractor being fined and/or suspended for a period of time from eligibility for bidding on, or for award of, new government contracts. A conviction could result in debarment for a specified period of time. Similar government oversight exists in most other countries where the Corporation conducts business. Although the outcome of such investigations and inquiries cannot be predicted, in the opinion of management, there are no claims, audits or investigations pending against the Corporation that are likely to have a material adverse effect on the Corporation's business or its consolidated results of operations, cash flows or financial position.

      The Corporation remains exposed to other inherent risks associated with U.S. Government contracting, including technological uncertainties and obsolescence, changes in government policies and dependence on annual Congressional appropriation and allotment of funds. Many of the Corporation's programs involve development and application of state-of-the-art technology aimed at achieving challenging goals. As a result, setbacks and failures can occur. It is important for the Corporation to resolve performance issues related to such programs in a timely manner to achieve success on these programs.

      The Corporation also conducts business in related commercial and non-defense markets. Although these lines of business are not dependent on defense budgets, they share many of the risks associated with the Corporation's defense businesses, as well as other risks unique to the commercial marketplace. Such risks include development of competing products, technological feasibility and product obsolescence.

      Industry-wide, the launch vehicle industry experienced a reduction in demand in 1999 primarily reflecting start-up issues for certain satellite systems with which the Corporation was not involved, delays in completing certain

                                                     Lockheed Martin Corporation

satellite systems due to over-capacity of transponders in some regional areas, and launch vehicle failures experienced by the Corporation and its competitors during the past two years. These issues have also resulted in delays for commercial satellite orders, which are expected to continue into 2000. The Corporation has addressed issues associated with prior failures of its Titan and Proton launch vehicles, which have been returned to flight status. The above factors related to reductions in launch vehicle orders have resulted in pricing pressures due to increased competition in the launch vehicle industry. The Corporation has established cost objectives related to its launch vehicle programs intended to allow it to continue to compete in this market while maintaining its focus on successful launches, though it cannot predict the outcome of these efforts.

      In connection with expanding its portfolio of offered products and services in commercial space and telecommunications activities, the Corporation has entered into various joint venture, teaming and other business arrangements, including some with foreign partners. The conduct of international business introduces other risks into the Corporation's operations, including fluctuating economic conditions, fluctuations in relative currency values and the potential for unanticipated cost increases and timing issues resulting from the possible deterioration of political relations.

      In 1992, the Corporation entered into a joint venture with two Russian government-owned space firms to form Lockheed-Khrunichev-Energia International, Inc. (LKEI). Lockheed Martin owns 51 percent of LKEI and consolidates the operations of LKEI into its financial statements. LKEI has exclusive rights to market launches of commercial, non-Russian-origin space payloads on the Proton rocket from a launch site in Kazakhstan. In 1995, another joint venture was formed, International Launch Services (ILS), with the Corporation and LKEI each holding 50 percent ownership. ILS was formed to market commercial Atlas and Proton launch services worldwide. Contracts for Proton launch services typically require substantial advances from the customer in advance of launch, and a sizable percentage of these advances are forwarded to Khrunichev State Research and Production Space Center (Khrunichev), the manufacturer in Russia, to provide for the manufacture of the related launch vehicle. Significant portions of such advances would be required to be refunded to each customer if launch services were not successfully provided within the contracted time frame. At December 31, 1999, approximately $724 million related to launches not yet provided was included in customer advances and amounts in excess of costs incurred, and approximately $848 million of payments to Khrunichev for launches not yet provided was included in inventories. Through year end 1999, launch services provided through LKEI and ILS have been in accordance with contract terms.

      An additional risk exists related to launch vehicle services in Russia. Under a trade agreement in effect since September 1993 between the United States and Russia, as amended most recently in July 1999, the number of Russian launches of U.S. built satellites into geosynchronous and geosynchronous transfer orbit is limited to twenty from trade agreement inception through the year 2000. Officials of the U.S. Government have stated that this limit will not be raised until Russia takes satisfactory action to resolve missile technology proliferation concerns. This limit, if not raised or eliminated, could impair the Corporation's ability to achieve certain of its business objectives related to launch services, satellite manufacture and telecommunications market penetration. At December 31, 1999, no portion of customer advances was associated with launches in excess of the quota, and approximately $245 million of the $848 million of payments to Khrunichev disclosed in the prior paragraph were associated with launches in excess of the number currently allowed under the quota. The Corporation determines amounts related to launches in excess of the quota taking into account the number of launches currently allowed under the quota (twenty at December 31, 1999, as discussed above), and without regard to the quota's current expiration date of December 31, 2000. Management is working to achieve a favorable resolution to raise or eliminate the limitation on the number of Russian launches covered by the quota.

      The Corporation has entered into agreements with RD AMROSS, a joint venture of the Pratt & Whitney division of United Technologies Corporation and the Russian firm NPO Energomash, for the development and purchase, subject to certain conditions, of up to 101 RD-180 booster engines for use in two models of the Corporation's Atlas

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1999

launch vehicle. Terms of the agreements call for payments to be made to RD AMROSS upon the achievement of certain milestones in the development and manufacturing processes. Approximately $55 million of payments made under these agreements were included in the Corporation's inventories at December 31, 1999.

                                  [BAR GRAPH]

                    ----------------------------------------
                                   Net Sales
                                 (In millions)
                    ----------------------------------------

                             '97      '98      '99
                    ----------------------------------------
                           $28,069  $26,266  $25,530

Results of Operations

The Corporation's operating cycle is long-term and involves many types of production contracts with varying production delivery schedules. Accordingly, the results of a particular year, or year-to-year comparisons of recorded sales and profits, may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

      The Corporation's consolidated net sales for 1999 were $25.5 billion, a decrease of three percent compared to 1998. Net sales during 1998 were $26.3 billion, a decrease of six percent compared to 1997. The net sales decrease in the Space Systems segment in 1999 more than offset increases in the remaining business segments. In 1998, slight increases in net sales in the Systems Integration and Aeronautical Systems segments compared to 1997 were more than offset by decreases in the other business segments. The U.S. Government remained the Corporation's largest customer, comprising approximately 71 percent of the Corporation's net sales for 1999 compared to 70 percent in 1998 and 66 percent in 1997.

      The Corporation's operating profit (earnings before interest and taxes) for 1999 was approximately $2.0 billion, a decrease of 20 percent compared to 1998. Operating profit for 1998 was approximately $2.5 billion, a decrease of nine percent compared to 1997. The reported amounts for the three years presented include the financial impacts of various nonrecurring and unusual items, the details of which are described below. Excluding the effects of these nonrecurring and unusual items for each year, operating profit for 1999 would have decreased by 34 percent compared to 1998, and would have decreased by five percent for 1998 compared to 1997. For 1999 compared to 1998, decreases in operating profit at the Space Systems and Aeronautical Systems segments more than offset the slight increase in operating profit at the Systems Integration and Technology Services segments. For 1998 compared to 1997, increases in operating profit at the Aeronautical Systems and Systems Integration segments were more than offset by reductions in operating profit in the remaining segments. For a more detailed discussion of the operating results of the business segments, see "Discussion of Business Segments" below.

      Operating profit in 1999 included the effects of nonrecurring and unusual items which on a combined basis, net of state income taxes, increased operating profit by $249 million. These items included a $155 million gain related to the sale of the Corporation's remaining interest in L-3, a $57 million gain associated with the sale of surplus real estate, and a net gain of $37 million associated with the sale of non-core businesses and investments and other portfolio shaping actions.

      Operating profit in 1998 included the effects of nonrecurring and unusual items which on a combined basis, net of state income taxes, decreased operating profit by $162 million. These items included a $233 million charge related to the timely non-bankruptcy shutdown of CalComp Technology, Inc. (CalComp), a majority-owned subsidiary of the Corporation. The Corporation's decision to finance the shutdown of CalComp resulted in a charge related to the impairment of assets and estimated costs required to

                                                     Lockheed Martin Corporation


                                  [BAR GRAPH]

                    ----------------------------------------
                                  Net Earnings
                                 (In millions)
                    ----------------------------------------

                           '97        '98        '99
                    ----------------------------------------
                           $1,300     $1,001     $382
                           $1,234(a)  $1,137(b)  $575(c)

(a) Excluding the effects of the gain on the transaction with GE, the charges relating to the decision to exit certain lines of business and to impairment in values for certain assets, and gains from sales of surplus real estate and other portfolio shaping items, 1997 net earnings would have been $1,234 million.

(b) Excluding the effects of the charge related to CalComp, and gains from sales of surplus real estate and other portfolio shaping items, 1998 net earnings would have been $1,137 million.

(c) Excluding the effects of gains from the sale of the Corporation's interest in L-3 and sales of surplus real estate, a net gain from sales of non-core businesses and investments and other portfolio shaping items, and the cumulative effect adjustment related to start-up costs, 1999 net earnings would have been $575 million.

accomplish the shutdown of CalComp's operations. The remaining 1998 nonrecurring and unusual items included net gains of $18 million related to the initial public offering of L-3's stock, $35 million associated with gains on sales of surplus real estate, and $18 million associated with other portfolio shaping actions.

      Operating profit for 1997 also included the effects of nonrecurring and unusual items which on a combined basis, net of state income taxes, decreased operating profit by $58 million. These items included the $311 million tax-free gain resulting from the GE Transaction, and charges totaling $457 million recorded in the fourth quarter of 1997 related to the Corporation's decision to exit certain lines of business and to the impairment in the values of various non-core investments and certain other assets. In addition, 1997 included nonrecurring and unusual items related to a $19 million gain associated with the sale of surplus real estate and a net gain of $69 million associated with the sale of non-core businesses and investments and other portfolio shaping actions.

      The Corporation's reported net earnings for 1999 were $382 million, a decrease of 62 percent compared to 1998. Reported net earnings for 1998 were $1.0 billion, a decrease of 23 percent compared to the reported 1997 net earnings of $1.3 billion. The 1999 reported amount includes the combined after-tax effects of the nonrecurring and

                                  [BAR GRAPH]

                    ----------------------------------------
                                Diluted Earnings
                               (Loss) Per Share
                                  (In dollars)
                    ----------------------------------------

                          '97          '98       '99
                    ----------------------------------------
                           $(1.56)(a)  $2.63      $ .99
                           $ 2.87 (b)  $2.99(c)   $1.50(d)

(a) Includes the effects of a deemed preferred stock dividend in determining net loss applicable to common stock in the computation of loss per share which resulted from the GE Transaction. The effect of this deemed dividend was to reduce the diluted per share amount by $4.93.

(b) Excluding the effects of the deemed preferred stock dividend, the gain on the transaction with GE, the charges relating to the decision to exit certain lines of business and to impairment in values for certain assets, and gains from sales of surplus real estate and other portfolio shaping items, and including the dilutive effects of preferred stock conversion and stock options, 1997 diluted earnings per share would have been $2.87.

(c) Excluding the effects of the charge related to CalComp, and gains from sales of surplus real estate and other portfolio shaping items, 1998 diluted earnings per share would have been $2.99.

(d) Excluding the effects of gains from the sale of the Corporation's interest in L-3 and sales of surplus real estate, a net gain from sales of non-core businesses and investments and other portfolio shaping items, and the cumulative effect adjustment related to start-up costs, 1999 diluted earnings per share would have been $1.50.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1999

unusual items discussed above of $162 million, including $101 million related to the gain on the sale of the Corporation's remaining interest in L-3, $37 million associated with gains on the sale of surplus real estate, and a $24 million net gain associated with the sale of non-core businesses and investments and other portfolio shaping actions. Nonrecurring and unusual items for 1999 also include the effects of the Corporation's adoption of Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities," effective January 1, 1999, which resulted in the recognition of a cumulative effect adjustment that reduced 1999 net earnings by $355 million. On a combined basis, these nonrecurring and unusual items decreased 1999 net earnings by $193 million, or $.51 per diluted share. The after-tax effects of the nonrecurring and unusual items in 1998 discussed above included $183 million related to the charge for CalComp, $12 million related to a gain on the initial public offering of L-3's stock, $23 million associated with gains on the sale of surplus real estate, and a gain of $12 million associated with the sale of non-core businesses and investments and other portfolio shaping actions. On a combined basis, these items decreased 1998 net earnings by $136 million, or $.36 per diluted share. The after-tax effects of the nonrecurring and unusual items in 1997 discussed above included the $311 million tax-free gain resulting from the GE Transaction, $303 million related to the charges recorded in the fourth quarter, $12 million associated with a gain on the sale of surplus real estate, and a net gain of $46 million associated with other portfolio shaping actions. On a combined basis, these items increased 1997 net earnings by $66 million, or $.15 per diluted share.

      The Corporation reported diluted earnings (loss) per share of $.99, $2.63, and $(1.56) for 1999, 1998, and 1997, respectively. For the purposes of determining the 1997 net loss applicable to common stock used in the calculation of earnings per share, the excess fair value of the assets transferred to GE over the carrying value of the preferred stock (approximately $1.8 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings. This deemed dividend had a significant impact on the 1997 loss per share calculations, but did not impact reported 1997 net earnings. The effect of this deemed dividend was to reduce basic and diluted earnings per share amounts by $4.93. If the nonrecurring and unusual items described above were excluded from the calculation of earnings per share, and, for 1997, if the dilutive effects of preferred stock conversion and stock options were factored into the diluted earnings per share calculation, diluted earnings per share for 1999, 1998 and 1997 would have been $1.50, $2.99 and $2.87, respectively.

Discussion of Business Segments

In September 1999, the Corporation announced the results of the strategic and organizational review that began in June 1999. As a result of this review, the Corporation has implemented a new organizational structure, effective October 1, 1999, that realigns its core lines of business into four principal business segments. The four principal business segments are Systems Integration, Space Systems, Aeronautical Systems, and Technology Services. All other activities of the Corporation fall within the Corporate and Other segment. Prior period amounts have been adjusted to conform with the new organizational structure.

      The following table displays net sales for the Lockheed Martin business segments for 1999, 1998 and 1997, which correspond to the segment information presented in Note 17 of the Notes to Consolidated Financial Statements:

(In millions)                              1999            1998            1997
================================================================================
Net Sales
Systems Integration                      $10,954         $10,895         $10,853
Space Systems                              5,825           7,039           7,931
Aeronautical Systems                       5,499           5,459           5,319
Technology Services                        2,261           1,935           1,989
Corporate and Other                          991             938           1,977
--------------------------------------------------------------------------------
                                         $25,530         $26,266         $28,069
================================================================================

      Operating profit (loss) by industry segment for 1999, 1998 and 1997, including the effects of the nonrecurring and unusual items discussed previously, is displayed in the

                                                     Lockheed Martin Corporation

table below. This information also corresponds to the segment information presented in Note 17 of the Notes to Consolidated Financial Statements.

(In millions)                              1999           1998             1997
================================================================================
Operating Profit (Loss)
Systems Integration                      $   967        $   949          $   843
Space Systems                                474            954            1,090
Aeronautical Systems                         247            649              561
Technology Services                          137            135              187
Corporate and Other                          184           (165)              98
--------------------------------------------------------------------------------
                                         $ 2,009        $ 2,522          $ 2,779
================================================================================

      The following table displays the pretax impact of the nonrecurring and unusual items discussed earlier and the related effects on each segment's operating profit (loss) for each of the three years presented:

(In millions)                                    1999         1998         1997
================================================================================
Nonrecurring and Unusual Items--
  Profit (Loss):
Consolidated Effects
Sale of remaining interest in L-3               $ 155        $  --        $  --
Sales of surplus real estate                       57           35           19
Divestitures and other
  portfolio shaping items                          37           18           69
Initial public offering of L-3                     --           18           --
Charge for shutdown of CalComp                     --         (233)          --
GE Transaction                                     --           --          311
Charges for exit from businesses and
  impairment of assets                             --           --         (457)
--------------------------------------------------------------------------------
                                                $ 249        $(162)       $ (58)
--------------------------------------------------------------------------------
Segment Effects
Systems Integration                             $  13        $   4        $ (65)
Space Systems                                      21           --          (60)
Aeronautical Systems                               --           --          (31)
Technology Services                                --           --          (12)
Corporate and Other                               215         (166)         110
--------------------------------------------------------------------------------
                                                $ 249        $(162)       $ (58)
================================================================================

      In an effort to make the following discussion of significant operating results of each business segment more understandable, the effects of these nonrecurring and unusual items discussed earlier have been excluded. The Space Systems and Aeronautical Systems segments generally include programs that are substantially larger in terms of sales and operating results than those included in the other segments. Accordingly, due to the significant number of smaller programs in the Systems Integration and Technology Services segments, the impacts of performance by individual programs typically are not as material to these segments' overall results of operations.

Systems Integration

Net sales of the Systems Integration segment increased by one percent in 1999 compared to 1998, and also increased by one percent in 1998 compared to 1997. The increase in 1999 was comprised of an $80 million increase in volume on tactical training systems and a $65 million increase in postal systems activities. These increases were partially offset by a decrease of $100 million in classified activities and space electronics programs. The remaining increase is primarily attributable to increased electronics activities in the United Kingdom. The 1998 increase resulted from an increase in production deliveries of postal systems equipment of $180 million and a $170 million increase in volume on surface ship systems. These increases were partially offset by a $215 million decrease in fire control systems, air defense systems and defense information systems program activities. An additional $70 million decrease related to the absence in 1998 of sales associated with the segment's Commercial Electronics business, which was divested early in 1998. The remaining decrease is attributable to a decline in volume on various other systems integration activities.

      Operating profit for the segment increased by one percent in 1999 compared to 1998, and increased by four percent in 1998 compared to 1997. The 1999 increase is comprised of a $50 million increase related to the tactical training systems and postal systems volume increases discussed in the preceding paragraph as well as improved performance on missile and fire control programs. These increases were partially offset by a $15 million penalty on the Theater High Altitude Area Defense (THAAD) program booked in the second quarter and the absence in 1999 of a $16 million favorable arbitration resolution

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1999

recorded in 1998. The remaining decrease relates to the decline in volume on various other systems integration activities. The increase in operating profit in 1998 compared to 1997 was comprised of $45 million in improved margins on naval electronics programs, a $15 million increase from deliveries of control systems, approximately $20 million related to volume increase in postal systems activities and $16 million from the previously mentioned favorable arbitration resolution. These increases were partially offset by a $32 million decrease in air defense systems, an $11 million decrease in operating profit on fire control systems and, to a lesser extent, other volume decreases that impacted net sales.

Space Systems

Net sales of the Space Systems segment decreased by 17 percent in 1999 compared to 1998, and decreased by 11 percent in 1998 compared to 1997. Almost half of the segment's 1999 net sales decrease resulted from volume decreases on military satellite programs and classified activities. Net sales were also reduced by a $185 million decrease in commercial and civil satellite activities as a result of the maturity of certain programs and lower market demand. Net sales were further reduced by a $50 million decrease from 1998 in launch vehicle activities. In addition, during the second quarter of 1999, the segment recorded a $90 million negative adjustment related to the Titan IV program which included the effects of changes in estimates for award and incentive fees resulting from the launch failure on April 30, 1999, as well as a more conservative assessment of future program performance. The remaining decrease is related to a decline in volume on various other space systems activities. The segment's 1998 net sales activity was adversely impacted by a decrease in commercial launch vehicle activity resulting from delays in the availability of commercial satellites due primarily to supplier issues. This reduction accounted for approximately 20 percent of the 1998 decrease and was mainly attributable to the Atlas and Proton commercial launch vehicles. The 1998 net sales further decreased by $165 million due to a reduction in volume on the Trident fleet ballistic missile program and $85 million due to a reduction in commercial and civil satellite activities. Approximately 40 percent of the remaining decrease was due to additional reductions in 1998 net sales relating to a net decrease in military satellite programs and classified activities, with the remainder due to various other space systems activities.

      Operating profit for the segment decreased by 53 percent in 1999 compared to 1998, and decreased by 17 percent in 1998 compared to 1997. A contributing factor to the decrease in the segment's operating profit in 1999 compared to 1998 was the impact of a third quarter 1998 favorable adjustment of approximately $120 million, net of state income taxes, which resulted from a significant improvement in the Atlas program related to the retirement of technical and program risk based upon an evaluation of historical performance. In addition, 1999 operating profit was adversely affected by the impact of the $90 million Titan IV program adjustment discussed above. Operating profit in 1999 was also adversely impacted by increased period costs (principally start-up costs) related to launch vehicle investments which accounted for approximately 15 percent of the decrease, by a reduction in Trident fleet ballistic missile activities that reduced operating profit by approximately $30 million, and by a launch vehicle contract cancellation which resulted in a charge of $30 million. The remainder of the decrease is attributable to the decline in sales related to military satellite and classified activities discussed above as well as a reduction in commercial satellite activities. The 1998 decrease resulted from the same issues that impacted net sales, as discussed above, with the Trident fleet ballistic missile program and classified activities accounting for approximately 75 percent of the total decrease. In addition, $75 million of the decrease was attributable to reductions in commercial launch vehicle activities, and $30 million related to a decline in commercial and civil satellite activities. These decreases were partially offset by the previously discussed $120 million favorable Atlas program adjustment and $15 million contributed by enhanced performance on the military satellite programs. The remaining decrease was due to reduced operating profit related to various other activities of the segment.

Aeronautical Systems

Net sales of the Aeronautical Systems segment increased by one percent in 1999 compared to 1998, and increased

                                                     Lockheed Martin Corporation

by three percent in 1998 compared to 1997. The 1999 increase was comprised of $715 million in increased sales related to C-130J airlift aircraft program activities offset by a $717 million decrease in F-16 sales and deliveries. The remaining increase was attributable to increased sales on various other aircraft programs. The 1998 net sales increase was primarily due to $116 million in increased volume related to F-16 fighter aircraft. Activities related to the F-22 program and other tactical aircraft programs accounted for the remaining increase in sales.

      Operating profit for the segment decreased by 62 percent in 1999 compared to 1998 after increasing 10 percent during 1998 compared to 1997. The 1999 decrease principally reflects adjustments during the second quarter that resulted from changes in estimates in the C-130J program due to cost growth and a reduction in production rates, based on a current evaluation of the program's performance. This adjustment negatively impacted operating profit by $210 million. Additionally, until further favorable progress occurs in terms of orders and cost, the Corporation does not intend to record profit on future deliveries of the aircraft, and will reduce production levels over time from 16 to 8 aircraft per year. Of the remaining decrease, $80 million resulted from reduced F-16 deliveries, with the remaining decrease due to volume decreases on various other aircraft programs. Operating profit increased during 1998 by $60 million as a result of increased F-16 aircraft deliveries and the absence of approximately $60 million in C-130J development costs incurred in 1997. These increases were partially offset by approximately $30 million related to a decrease in operating profit on the F-22 program, as well as decreases associated with various other military aircraft programs.

Technology Services

Net sales of the Technology Services segment increased by 17 percent in 1999 compared to 1998 after having decreased three percent in 1998 compared to 1997. The increase in 1999 net sales is mainly the result of an approximate $300 million increase in volume on the Consolidated Space Operations Contract, which was awarded in September 1998. The 1998 decrease was primarily attributable to the absence in 1998 of approximately $240 million in sales related to the segment's Aerostructures business unit, which was divested in November 1997 as part of the GE Transaction. Excluding the effect of this divestiture, 1998 net sales would have increased by 11 percent. This increase resulted mainly from $110 million in higher sales volume related to the aircraft maintenance and logistics lines of business and a $70 million increase in certain technology services programs.

      Operating profit for the segment increased by one percent in 1999 compared to 1998 after having decreased 32 percent in 1998 compared to 1997. The increase in 1999 operating profit is attributable to the Consolidated Space Operations Contract as well as increases related to improved performance in the segment's aircraft maintenance and logistics lines of business, partially offset by decreases attributable to the timing of award fees on certain energy-related contracts. The operating profit decrease for 1998 was primarily attributable to the absence in 1998 of $62 million in operating profit related to the segment's Aerostructures business unit, as discussed above. Excluding the effect of this divestiture, the 1998 operating profit would have only decreased by one percent due to performance issues related to certain of the segment's aircraft maintenance and logistics contracts and the absence in 1998 of profit associated with a Space Station contract, which was canceled in 1997.

Corporate and Other

Net sales of the Corporate and Other segment increased by six percent in 1999 compared to 1998 after having decreased 53 percent in 1998 compared to 1997. The 1999 increases of $75 million in the information technology outsourcing business, $65 million in state and municipal services, and $75 million in Global Telecommunications programs more than offset the absence in 1999 of the $155 million net sales of the CalComp subsidiary during 1998. The majority of this segment's 1998 decrease is due to the absence in 1998 of $1.2 billion in net sales of the segment's Access Graphics business unit which was

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1999

divested in the fourth quarter of 1997. In addition, approximately 13 percent of the decrease is due to the absence in 1998 of net sales resulting from the Corporation's repositioning of 10 business units to form L-3 effective in March 1997. Excluding the impact of these divestitures, the segment's net sales for 1998 would have increased 62 percent compared to 1997. Approximately $155 million of this increase resulted from higher sales volume on state and municipal programs, with the remainder primarily due to increases in net sales related to various information technology outsourcing programs.

         Operating profit for this segment decreased by $32 million in 1999 compared to 1998 after having increased by $13 million in 1998 compared to 1997. The decrease in 1999 reflects $103 million in operating losses on Global Telecommunications partially offset by the absence of the 1998 operating losses of $70 million on CalComp and Real 3D. Adjusting the 1997 results for the effects of Access Graphics and L-3 divestitures discussed in the preceding paragraph, on a comparable basis, operating profit for 1998 would have decreased by $13 million. The operating profit decrease from 1997 to 1998 resulted from unfavorable performance in the segment's commercial products businesses, primarily CalComp, partially offset by increases related to state and municipal programs and information technology outsourcing programs.

                                   [BAR GRAPH]

                    ----------------------------------------
                               Negotiated Backlog
                                 (In millions)
                    ----------------------------------------

                           '97        '98       '99
                    ----------------------------------------

                         $47,059    $45,345   $45,913


Backlog

Total negotiated backlog of $45.9 billion at December 31, 1999 included both unfilled firm orders for the Corporation's products for which funding has been authorized and appropriated by the customer (Congress, in the case of U.S. Government agencies) and firm orders for which funding has not been appropriated.

      The following table shows total backlog by segment at the end of each of the last three years:

(In millions)                             1999            1998            1997
================================================================================
Backlog
Systems Integration                      $15,220         $14,025         $14,126
Space Systems                             14,749          15,829          16,380
Aeronautical Systems                       9,003          10,265          13,019
Technology Services                        4,399           3,503           2,107
Corporate and Other                        2,542           1,723           1,427
--------------------------------------------------------------------------------
                                         $45,913         $45,345         $47,059
================================================================================

      Total Systems Integration backlog increased by nine percent in 1999 compared to 1998, after having decreased by one percent in 1998 compared to 1997. Approximately one half of the 1999 increase was comprised of new orders for missile systems, with the remaining increase primarily attributable to increased orders for various platform integration activities and increased surface ship system awards. During 1998, backlog decreased due to a reduction of orders for missile systems and increased deliveries related to air traffic control programs. These decreases were partially offset by increased orders for certain radar electronics and surface ship systems.

      Total Space Systems backlog decreased by seven percent in 1999 compared to 1998, and decreased by three percent in 1998 compared to 1997. The decrease in 1999 was mainly attributable to a significant decrease in launch vehicle backlog as a result of decreases in new orders as well as a decrease in backlog associated with military satellites and classified activities. Approximately one half of these decreases were offset by new orders for commercial and civil satellites. The decrease in 1998 resulted principally from a decrease in backlog on military and classified satellite programs in addition to decreases

                                                     Lockheed Martin Corporation

related to contract modifications to the Titan IV program. These reductions were partially offset by increased orders on commercial launch vehicle and satellite programs. During 1998, the Corporation entered into an agreement with the U.S. Government that provides $500 million of funding to develop the Evolved Expendable Launch Vehicle. The Corporation will use its best efforts to design a prototype to comply with the launch capability requirements included in the agreement. Since this agreement does not constitute a procurement contract, funding has been excluded from backlog for 1998 and 1999.

      Total Aeronautical Systems backlog decreased by 12 percent in 1999 compared to 1998, and decreased by 21 percent in 1998 compared to 1997. The decline in 1999 backlog was comprised of approximately equal decreases on the F-16 tactical fighter program and C-130J airlift aircraft program related to the timing of new orders and sales recorded during 1999. An increase in orders associated with the F-22 tactical fighter program offset approximately one-third of the aforementioned decreases. In January 2000, the Corporation received orders from the government of Israel for F-16 fighter aircraft in an agreement estimated to be worth approximately $1.5 billion. During 1998, the government of the United Arab Emirates (UAE) selected the Corporation's F-16 as its advanced fighter aircraft. In March 2000, an agreement was reached for the sale of 80 F-16 fighter aircraft with an estimated value of $6.4 billion, pending various government approvals. The segment's 1998 backlog was impacted by a significant decrease in new order activity from the prior year, principally related to the decrease in backlog on F-16 tactical fighter programs due to the timing of new orders. An additional decrease resulted from decreases in backlog on the C-130J airlift aircraft and F-22 tactical fighter programs.

      Total Technology Services backlog increased by 26 percent in 1999 compared to 1998, after having increased significantly, over 66 percent, in 1998 compared to 1997. The increase in 1999 was attributable to the booking of new orders associated with the 1999 award of an aircraft engine maintenance contract by the United States Air Force which was partially offset by sales on existing information management service contracts. The increase from 1997 to 1998 is primarily attributed to the 1998 award of the Consolidated Space Operations Contract by the National Aeronautics and Space Administration, and increases related to the receipt of new information management services contracts.

      Total Corporate and Other backlog increased by 48 percent in 1999 compared to 1998, and increased by 21 percent in 1998 compared to 1997. Slightly more than one half of the 1999 increase was primarily due to new orders on information outsourcing contracts with the remainder of the increase reflecting new orders associated with the Corporation's Global Telecommunications line of business. The 1998 increase was mainly attributable to an increase on various information services and state and municipal services programs.

                                  [BAR GRAPH]

                    ----------------------------------------
                              Net Cash Provided By
                              Operating Activities
                                 (In millions)
                    ----------------------------------------


                           '97        '98       '99
                    ----------------------------------------

                          $1,208     $2,031    $1,077

Liquidity and Cash Flows

Operating Activities

Operating activities provided $1.1 billion in cash during 1999, compared to $2.0 billion and $1.2 billion provided in 1998 and 1997, respectively. The significant decrease

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1999

in cash provided by operations during 1999 compared to 1998 resulted from the decrease in earnings before cumulative effect of change in accounting between the periods and increased working capital requirements. The significant increase in cash provided by operations during 1998 compared to 1997 was a result of improved operating cash flow and reduced net federal income tax payment activity.

Investing Activities

The Corporation used $1.6 billion in cash for investing activities during 1999, compared to $455 million used during 1998 and $185 million provided during 1997. For the three years presented, cash used for additions to property, plant and equipment declined four percent in 1999 after a seven percent decrease in 1998. During 1999, $1.2 billion was used to acquire the Corporation's 49 percent interest in COMSAT, as discussed previously, which was the primary reason for the increase in the use of cash in 1999 compared to 1998. Also in 1999, $263 million of cash was provided related to the sale of the Corporation's remaining interest in L-3, which was partially offset by $103 million of cash used for additional investments in Astrolink International, LLC and other acquisition and divestiture activities. During 1998, $134 million of net cash was provided by divestiture and acquisition activities. In 1997, cash was principally provided by the disposition of the Armament Systems and Defense Systems businesses and the repositioning of 10 business units to form L-3 in March 1997.

Financing Activities

Financing activities provided $731 million in cash during 1999, compared to $1.3 billion used during 1998 and $1.4 billion used during 1997. The $2.0 billion increase in cash provided by financing activities in 1999 as compared to the cash used during 1998 reflects the Corporation's issuance of $3.0 billion in long-term debt securities in the fourth quarter of 1999, partially offset by repayments of long-term debt totaling $1.1 billion and a net decrease of $868 million in short-term borrowings outstanding. The debt issuance, which represented the entire amount registered under its previously filed shelf registration statement, included Notes and Debentures ranging in maturity from six years to 30 years, with interest rates ranging from 7.95% to 8.5%. The proceeds from the debt issuance were used for general corporate purposes, including the repayment of commercial paper and borrowings under the Corporation's short-term and long-term credit facilities. During 1998, operating activities generated significantly more cash, which allowed the Corporation to reduce its total debt by more than $1.0 billion. During 1997, the Corporation also was able to decrease its short-term borrowings significantly, while long-term debt was increased to finance the GE Transaction. Approximately $52 million of long-term debt will mature in 2000.

      The Corporation paid dividends of $345 million in 1999 compared to $310 million and $299 million during 1998 and 1997, respectively. During the first quarter of 2000, the Corporation's Board of Directors approved management's recommendation to reduce the quarterly cash dividend per common share from $.22 per share, or $.88 annually, to $.11 per share, or $.44 annually. The decreased dividend will be effective for dividends declared in the first quarter of 2000.

Other

The Corporation receives advances on certain contracts to finance inventories. At December 31, 1999, approximately $1.85 billion in advances and progress payments related to work in process were received from customers and recorded as a reduction to inventories in the Corporation's Consolidated Balance Sheet. Also at December 31, 1999, approximately $486 million of customer advances and progress payments were recorded in receivables as an offset to unbilled costs and accrued profits. Approximately $4.7 billion of customer advances and amounts in excess of costs incurred, which are typically from foreign governments and commercial customers, are included in current liabilities at the end of 1999.

Capital Structure and Resources

Total debt, including short-term borrowings, increased by $1.1 billion during 1999 from approximately $10.9 billion at December 31, 1998. This increase was comprised of the issuance of $3.0 billion in long-term debt securities, offset by repayments of long-term debt of $1.1 billion and net repayments of short-term debt of $868 million. The Corporation's long-term debt is primarily in the form of publicly issued, fixed-rate notes and debentures. At year-end 1999,

                                                     Lockheed Martin Corporation

the Corporation held cash and cash equivalents of $455 million which were used to pay down its commercial paper borrowings in January 2000. Total stockholders' equity was $6.4 billion at December 31, 1999, an increase of approximately $224 million from the December 31, 1998 balance. This increase resulted from 1999 net earnings of $382 million and employee stock option and ESOP activities of $189 million, partially offset by the payment of dividends of $345 million. As a result of the above factors, the Corporation's debt to total capitalization ratio increased from 64 percent at December 31, 1998 to 65 percent at December 31, 1999.

      At the end of 1999, the Corporation had in place a short-term revolving credit facility in the amount of $1.0 billion which matures on May 26, 2000, and a long-term revolving credit facility in the amount of $3.5 billion, which matures on December 20, 2001 (collectively, the Credit Facilities). No borrowings were outstanding under these facilities at December 31, 1999. The Credit Facilities support commercial paper borrowings of approximately $475 million outstanding at December 31, 1999, all of which are classified as short-term borrowings.

      The Corporation has entered into standby letter of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts. At December 31, 1999, the Corporation had contingent liabilities on outstanding letters of credit, guarantees and other arrangements aggregating approximately $1.1 billion.

      The Corporation actively seeks to finance its business in a manner that preserves financial flexibility while minimizing borrowing costs to the extent practicable. The Corporation's management continually reviews the changing financial, market and economic conditions to manage the types, amounts and maturities of the Corporation's indebtedness. Periodically, the Corporation may refinance existing indebtedness, vary its mix of variable rate and fixed rate debt, or seek alternative financing sources for its cash and operational needs.

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

      In February 2000, the Corporation and Loral Space & Communications Ltd. (Loral Space) filed certain notices under the HSR Act with the FTC and the DOJ in connection with the Corporation's plan to convert its 45.9 million shares of Loral Space Series A Preferred Stock (the Preferred Stock) into an equal number of shares of Loral Space common stock. The Corporation will be able to convert the Preferred Stock following expiration on March 5, 2000 of the waiting period required by the HSR Act, unless such period is extended by a request from the FTC for additional information. Also in February 2000, the Corporation and Loral Space entered into an agreement which will facilitate the Corporation's ability to divest its interest in Loral Space, but in no case earlier than mid-May 2000.

Year 2000 Issues

Lockheed Martin completed its Year 2000 Compliance Program (the Program). The Program was designed to minimize risk to the Corporation's business units and its customers in advance of the century change using a standard six-phase industry approach. The six phases included: Awareness, Assessment, Renovation, Validation, Implementation and Post-Implementation. The Corporation experienced no significant Year 2000-related issues with respect to its internal information technology (IT), its external IT systems or its non-IT systems. Based on information currently available, the Corporation is not aware of any continued exposure to issues associated with the century change.

      The Corporation incurred total costs of approximately $75 million to complete the Program which included internal costs as well as costs for outside consulting services, but did not include estimated costs for system replacements which were not accelerated due to Year 2000 issues. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)
December 31, 1999

costs incurred for the Program are allowable in establishing prices for the Corporation's products and services under contracts with the U.S. Government. Therefore, a substantial portion of these costs is being reflected in the Corporation's sales and cost of sales. The total costs incurred were not material to the Corporation's consolidated results of operations, cash flows or financial position for any prior period. The Corporation anticipates no material expenditures relating to Year 2000 issues subsequent to December 31, 1999.

Environmental Matters

As more fully described in Note 16 of the Notes to Consolidated Financial Statements, the Corporation is responding to three administrative orders issued by the California Regional Water Quality Control Board (the Regional Board) in connection with its facilities in Redlands, California. The Corporation estimates that expenditures required to implement work currently approved by the Regional Board related to the Redlands facilities will be approximately $140 million. Also in connection with its Redlands facilities, the Corporation is coordinating with the U.S. Air Force, which is conducting studies of the potential health effects of exposure to perchlorates, a regional groundwater contaminant. The results of these studies indicate that the Corporation's current efforts with water purveyors regarding perchlorate issues are appropriate; however, the Corporation currently cannot project the extent of its ultimate clean-up obligation, if any, with respect to perchlorates. The Corporation has also entered into two consent decrees with the U.S. Environmental Protection Agency (EPA) relating to certain property in Burbank, California, and is operating under a clean-up and abatement order from the Regional Board regarding its Burbank facilities. In addition, the Corporation is one of several parties responding to administrative orders from the EPA regarding the city of Glendale, California. The Corporation estimates that total expenditures required over the remaining terms of the consent decrees and the Regional Board order related to the Burbank property, and the administrative orders related to the city of Glendale, will be approximately $100 million.

      The Corporation is a party to various other proceedings and potential proceedings related to environmental clean-up issues, including matters at various sites where it has been designated a Potentially Responsible Party (PRP) by the EPA or by a state agency. In the event the Corporation is ultimately found to have liability at those sites where it has been designated a PRP, the Corporation anticipates that the actual burden for the costs of remediation will be shared with other liable PRPs. Generally, PRPs that are ultimately determined to be responsible parties are strictly liable for site clean-ups and usually agree among themselves to share, on an allocated basis, the costs and expenses for investigation and remediation of hazardous materials. Under existing environmental laws, however, responsible parties are jointly and severally liable and, therefore, the Corporation is potentially liable for the full cost of funding such remediation. In the unlikely event that the Corporation was required to fund the entire cost of such remediation, the statutory framework provides that the Corporation may pursue rights of contribution from the other PRPs. Among the variables management must assess in evaluating costs associated with these sites are changing cost estimates, continually evolving governmental environmental standards and cost allowability issues. Therefore, the nature of these environmental matters makes it extremely difficult to estimate the timing and amount of any future costs that may be necessary for remedial actions.

      The Corporation records appropriate financial statement accruals for environmental issues in the period in which it is probable that a liability has been incurred and the amounts can be reasonably estimated. In addition to the matters with respect to the Redlands and Burbank properties and the city of Glendale described above, the Corporation has accrued approximately $200 million at December 31, 1999 for other matters in which an estimate of financial exposure could be determined. Management believes, however, that it is unlikely that any additional liability the Corporation may incur for known environmental issues would have a material adverse effect on its consolidated results of operations or financial position.

                                                     Lockheed Martin Corporation

      Also as more fully described in Note 16 to the Notes to Consolidated Financial Statements, the Corporation is continuing to pursue recovery of a significant portion of the unanticipated costs incurred in connection with the $180 million fixed price contract with the U.S. Department of Energy (DOE) for the remediation of waste found in Pit 9. The Corporation has been unsuccessful to date in reaching any agreements with the DOE on cost recovery or other contract restructuring matters. In 1998, the management contractor for the project, a wholly-owned subsidiary of the Corporation, at the DOE's direction, terminated the Pit 9 contract for default. At the same time, the Corporation filed a lawsuit seeking to overturn the default termination. Subsequently, the Corporation took actions to raise the status of its request for equitable adjustment to a formal claim. Also in 1998, the management contractor, again at the DOE's direction, filed suit against the Corporation seeking recovery of approximately $54 million previously paid to the Corporation under the Pit 9 contract. The Corporation is defending this action in which discovery has been pending since August 2, 1999. On October 1, 1999, the U.S. Court of Federal Claims stayed the DOE's motion to dismiss the Corporation's lawsuit, finding that the Court has jurisdiction. The Court ordered discovery to commence and gave leave to the DOE to convert its motion to dismiss to a motion for summary judgment if supported by discovery. The Corporation continues to assert its position in the litigation while continuing its efforts to resolve the dispute through non-litigation means.

Other Matters

The Corporation's primary exposure to market risk relates to interest rates and foreign currency exchange rates. Financial instruments held by the Corporation which are subject to interest rate risk principally include variable rate commercial paper and fixed rate long-term debt. The Corporation's long-term debt obligations are generally not callable until maturity. The Corporation may use interest rate swaps to manage its exposure to fluctuations in interest rates; however, there were no such agreements outstanding at December 31, 1999. Based on its portfolio of variable rate short-term debt and fixed rate long-term debt outstanding at December 31, 1999, the Corporation's exposure to interest rate risk is not material.

      The Corporation uses forward exchange contracts to manage its exposure to fluctuations in foreign exchange rates. These contracts are designated as qualifying hedges of firm commitments or specific anticipated transactions, and related gains and losses on the contracts are recognized in income when the hedged transaction occurs. At December 31, 1999, the amounts of forward exchange contracts outstanding, as well as the amounts of gains and losses recorded during the year, were not material. Based on the above, the Corporation's exposure to foreign currency exchange risk is not material. The Corporation does not hold or issue derivative financial instruments for trading purposes.

      As described more fully in Note 1 of the Notes to Consolidated Financial Statements, the Corporation does not intend to adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," prior to the current required date of January 1, 2001. The Statement will require the recognition of all derivatives as either assets or liabilities in the Consolidated Balance Sheet, and the periodic measurement of those instruments at fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. In general, these provisions of the Statement could result in a greater degree of income statement volatility than current accounting practice. The Corporation is continuing its process of analyzing and assessing the impact that the adoption of SFAS No. 133 is expected to have on its consolidated results of operations, cash flows and financial position, but has not yet reached any conclusions.

THE CORPORATION'S RESPONSIBILITY FOR
FINANCIAL REPORTING                                  Lockheed Martin Corporation

      The management of Lockheed Martin Corporation prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. The consolidated financial statements, which include amounts based on estimates and judgments, have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis after consideration of the Corporation's adoption of the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" as discussed in Note 1 of the Notes to Consolidated Financial Statements.

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

      The Audit and Ethics Committee of the Board of Directors is composed of seven outside directors. This Committee meets periodically with the independent auditors, internal auditors and management to review their activities. Both the independent auditors and the internal auditors have unrestricted access to meet with members of the Audit and Ethics Committee, with or without management representatives present.

      The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows.


/s/ Robert J. Stevens

Robert J. Stevens
Executive Vice President--Finance and Chief Financial Officer


/s/Christopher E. Kubasik

Christopher E. Kubasik
Vice President and Controller

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS    Lockheed Martin Corporation

Board of Directors and Stockholders
Lockheed Martin Corporation

      We have audited the accompanying consolidated balance sheet of Lockheed Martin Corporation as of December 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lockheed Martin Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 1 of the Notes to Consolidated Financial Statements, in 1999 the Corporation adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities."


                                             /s/ Ernst & Young LLP

Washington, D.C.
January 21, 2000

CONSOLIDATED STATEMENT OF EARNINGS                   Lockheed Martin Corporation

                                                                    Year ended December 31,
(In millions, except per share data)                            1999          1998          1997
===================================================================================================
Net sales                                                      $25,530       $26,266       $28,069
Cost of sales                                                   23,865        23,914        25,772
---------------------------------------------------------------------------------------------------
Earnings from operations                                         1,665         2,352         2,297
Other income and expenses, net                                     344           170           482
---------------------------------------------------------------------------------------------------
                                                                 2,009         2,522         2,779
Interest expense                                                   809           861           842
---------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative effect
  of change in accounting                                        1,200         1,661         1,937
Income tax expense                                                 463           660           637
---------------------------------------------------------------------------------------------------
Earnings before cumulative effect of change in accounting          737         1,001         1,300
Cumulative effect of change in accounting                         (355)           --            --
---------------------------------------------------------------------------------------------------
Net earnings                                                   $   382       $ 1,001       $ 1,300
---------------------------------------------------------------------------------------------------
Earnings (loss) per common share:*
Basic:
  Before cumulative effect of change in accounting             $  1.93       $  2.66       $ (1.56)
  Cumulative effect of change in accounting                       (.93)           --            --
---------------------------------------------------------------------------------------------------
                                                               $  1.00       $  2.66       $ (1.56)
Diluted:
  Before cumulative effect of change in accounting             $  1.92       $  2.63       $ (1.56)
  Cumulative effect of change in accounting                       (.93)           --            --
---------------------------------------------------------------------------------------------------
                                                               $   .99       $  2.63       $ (1.56)
===================================================================================================

* As more fully described in Notes 3 and 5, in 1997 the Corporation reacquired all of its outstanding Series A preferred stock resulting in a deemed dividend of $1,826 million. For purposes of computing net loss applicable to common stock for basic and diluted loss per share, the deemed preferred stock dividend was deducted from 1997 net earnings.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS                 Lockheed Martin Corporation

                                                                                           Year ended December 31,
(In millions)                                                                          1999          1998          1997
=========================================================================================================================
Operating Activities
Earnings before cumulative effect of change in accounting                            $   737       $ 1,001       $ 1,300
Adjustments to reconcile earnings to net cash provided by operating activities:
  Depreciation and amortization                                                          529           569           606
  Amortization of intangible assets                                                      440           436           446
  Deferred federal income taxes                                                          293           203           155
  GE Transaction                                                                          --            --          (311)
  Changes in operating assets and liabilities:
    Receivables                                                                          130           809          (572)
    Inventories                                                                         (404)       (1,183)         (687)
    Customer advances and amounts in excess of costs incurred                            313           329         1,048
    Income taxes                                                                        (284)          189          (560)
    Other                                                                               (677)         (322)         (217)
-------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                        1,077         2,031         1,208
-------------------------------------------------------------------------------------------------------------------------
Investing Activities
Expenditures for property, plant and equipment                                          (669)         (697)         (750)
Consummation of COMSAT Tender Offer                                                   (1,203)           --            --
Sale of remaining interest in L-3                                                        263            --            --
Divestiture of L-3 companies                                                              --            --           464
Divestiture of Armament Systems and Defense Systems                                       --            --           450
Other acquisition and divestiture activities                                            (103)          134            12
Other                                                                                     74           108             9
-------------------------------------------------------------------------------------------------------------------------
      Net cash (used for) provided by investing activities                            (1,638)         (455)          185
-------------------------------------------------------------------------------------------------------------------------
Financing Activities
Net decrease in short-term borrowings                                                   (868)         (151)         (866)
Increases in long-term debt                                                            2,994           266         1,505
Repayments and extinguishments of long-term debt                                      (1,067)       (1,136)         (219)
Issuances of common stock                                                                 17            91           110
Dividends on common stock                                                               (345)         (310)         (299)
Dividends on preferred stock                                                              --            --           (53)
Redemption of preferred stock                                                             --           (51)       (1,571)
-------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used for) financing activities                               731        (1,291)       (1,393)
-------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                170           285            --
Cash and cash equivalents at beginning of year                                           285            --            --
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $   455       $   285       $    --
=========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET                           Lockheed Martin Corporation

                                                                       December 31,
(In millions)                                                       1999          1998
=========================================================================================
Assets
Current assets:
  Cash and cash equivalents                                       $   455       $    285
  Receivables                                                       4,348          4,178
  Inventories                                                       4,051          4,293
  Deferred income taxes                                             1,237          1,109
  Other current assets                                                605            746
-----------------------------------------------------------------------------------------
    Total current assets                                           10,696         10,611

Property, plant and equipment                                       3,634          3,513
Investments in equity securities                                    2,210            948
Intangible assets related to contracts and programs acquired        1,259          1,418
Cost in excess of net assets acquired                               9,162          9,521
Other assets                                                        3,051          2,733
-----------------------------------------------------------------------------------------
                                                                  $30,012       $ 28,744
-----------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                $ 1,228       $  1,382
  Customer advances and amounts in excess of costs incurred         4,655          4,012
  Salaries, benefits and payroll taxes                                941            842
  Income taxes                                                         51            553
  Short-term borrowings                                               475          1,043
  Current maturities of long-term debt                                 52            886
  Other current liabilities                                         1,410          1,549
-----------------------------------------------------------------------------------------
    Total current liabilities                                       8,812         10,267

Long-term debt                                                     11,427          8,957
Post-retirement benefit liabilities                                 1,805          1,903
Other liabilities                                                   1,607          1,480

Stockholders' equity:
  Common stock, $1 par value per share                                398            393
  Additional paid-in capital                                          222             70
  Retained earnings                                                 5,901          5,864
  Unearned ESOP shares                                               (150)          (182)
  Accumulated other comprehensive income (loss)                       (10)            (8)
-----------------------------------------------------------------------------------------
    Total stockholders' equity                                      6,361          6,137
-----------------------------------------------------------------------------------------
                                                                  $30,012       $ 28,744
=========================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY       Lockheed Martin Corporation

                                                                                           Accumulated
                                                         Additional             Unearned      Other         Total
                                     Preferred  Common    Paid-In    Retained     ESOP    Comprehensive  Stockholders' Comprehensive
(In millions, except per share data)   Stock     Stock    Capital    Earnings    Shares   Income (Loss)     Equity         Income
====================================================================================================================================
Balance at December 31, 1996          $ 1,000   $  193    $  92     $ 5,823      $(252)       $ --         $ 6,856

Net earnings                               --       --       --       1,300         --          --            1,300        $1,300
Dividends declared on preferred
  stock ($2.65 per share)                  --       --       --         (53)        --          --             (53)            --
Dividends declared on common
  stock ($.80 per share)                   --       --       --        (299)        --          --            (299)            --
Stock awards and options, and
  ESOP activity                            --        1      161          --         36          --             198             --
Redemption of preferred stock          (1,000)      --     (228)     (1,598)        --          --          (2,826)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997               --      194       25       5,173       (216)         --           5,176         $1,300
                                                                                                                           ======
Net earnings                               --       --       --       1,001         --          --           1,001         $1,001
Dividends declared on common
  stock ($.82 per share)                   --       --       --        (310)        --          --            (310)            --
Stock awards and options, and
  ESOP activity                            --        2      204          --         34          --             240             --
Stock issued for acquisitions              --       --       38          --         --          --              38             --
Other comprehensive income (loss)          --       --       --          --         --          (8)             (8)            (8)
Two-for-one stock split                    --      197     (197)         --         --          --              --             --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998               --      393       70       5,864       (182)         (8)          6,137         $  993
                                                                                                                           ======
Net earnings                               --       --       --         382         --          --             382         $  382
Dividends declared on common
  stock ($.88 per share)                   --       --       --        (345)        --          --            (345)            --
Stock awards and options, and
  ESOP activity                            --        5      152          --         32          --             189             --
Other comprehensive income (loss)          --       --       --          --         --          (2)             (2)            (2)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999          $    --   $  398    $ 222     $ 5,901      $(150)       $(10)        $ 6,361         $  380
====================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999

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

Basis of consolidation and use of estimates--The consolidated financial statements include the accounts of wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, including estimates of anticipated contract costs and revenues utilized in the earnings recognition process, that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Common stock split--On December 31, 1998, the Corporation effected a two-for-one split of the Corporation's common stock in the form of a stock dividend. All references to shares of common stock and per share amounts in periods prior to December 1998 were restated to reflect the stock split.

Classifications--Receivables and inventories are primarily attributable to long-term contracts or programs in progress for which the related operating cycles are longer than one year. In accordance with industry practice, these items are included in current assets. Certain amounts for prior years have been reclassified to conform with the 1999 presentation.

Cash and cash equivalents--Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment. Cash equivalents are generally comprised of highly liquid instruments with maturities of three months or less when purchased. Due to the short maturity of these instruments, carrying value on the Corporation's Consolidated Balance Sheet approximates fair value.

Receivables--Receivables consist of amounts billed and currently due from customers, and include unbilled costs and accrued profits primarily related to revenues on long-term contracts that have been recognized for accounting purposes but not yet billed to customers. As such revenues are recognized, appropriate amounts of customer advances and progress payments are reflected as an offset to the related accounts receivable balance.

Inventories--Inventories are stated at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production, allocable operating overhead and, where appropriate, research and development and general and administrative expenses. Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of advances and progress payments. Such advances and progress payments are reflected as an offset against the related inventory balances. General and administrative expenses related to commercial products and services provided essentially under commercial terms and conditions are expensed as incurred. Costs of other product and supply inventories are principally determined by the first-in, first-out or average cost methods.

Property, plant and equipment--Property, plant and equipment are carried principally at cost. Depreciation is provided on plant and equipment generally using accelerated methods during the first half of the estimated useful lives of the assets; thereafter, straight-line depreciation generally is used. Estimated useful lives generally range from 8 years to

                                                     Lockheed Martin Corporation

40 years for buildings and 2 years to 20 years for machinery and equipment.

Investments in equity securities--Investments in equity securities include the Corporation's ownership interests in affiliated companies accounted for under the equity method of accounting. Under this method of accounting, which generally applies to investments that represent a 20 percent to 50 percent ownership of the equity securities of the investees, the Corporation's share of the earnings of the affiliated companies is included in other income and expenses. The Corporation recognizes currently gains or losses arising from issuances of stock by wholly-owned or majority-owned subsidiaries, or by equity method investees. These gains or losses are also included in other income and expenses. Investments in equity securities also include the Corporation's ownership interests in companies in which its investment represents less than 20 percent. These investments are generally accounted for under the cost method of accounting.

Intangible assets--Intangible assets related to contracts and programs acquired are amortized over the estimated periods of benefit (15 years or less) and are displayed on the Consolidated Balance Sheet net of accumulated amortization of $958 million and $800 million at December 31, 1999 and 1998, respectively. Cost in excess of net assets acquired (goodwill) is amortized ratably over appropriate periods, primarily 40 years, and is displayed on the Consolidated Balance Sheet net of accumulated amortization of $1,373 million and $1,103 million at December 31, 1999 and 1998, respectively. The carrying values of intangible assets, as well as other long-lived assets, are reviewed for impairment if changes in the facts and circumstances indicate potential impairment of their carrying values. Any impairment determined is recorded in the current period and is measured by comparing the discounted cash flows of the related business operations to the appropriate carrying values.

Customer advances and amounts in excess of costs incurred--The Corporation receives advances and progress payments from customers in excess of costs incurred on certain contracts, including contracts with agencies of the U.S. Government. Such advances and progress payments, other than those reflected as an offset to accounts receivable or inventories as discussed above, are classified as current liabilities.

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

December 31, 1999

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

Derivative financial instruments--The Corporation may use derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. Forward exchange contracts are designated as qualifying hedges of firm commitments or specific anticipated transactions. Gains and losses on these contracts are recognized in income when the hedged transactions occur. At December 31, 1999, the amounts of forward exchange contracts outstanding, as well as the amounts of gains and losses recorded during the year, were not material. The Corporation does not hold or issue derivative financial instruments for trading purposes.

Stock-based compensation--The Corporation measures compensation cost for stock-based compensation plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Corporation has adopted those provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which require disclosure of the pro forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

Comprehensive income--Comprehensive income for the Corporation consists primarily of net earnings, foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. At December 31, 1999 and 1998, the accumulated balances of other comprehensive income related to foreign currency translation adjustments were insignificant. Prior to 1998, such adjustments were recorded in other liabilities and were also insignificant. In October 1999, the Corporation sold its remaining interest in L-3 Communications Holdings, Inc. (L-3) (see Note 3), and reclassified to net earnings $30 million of unrealized gains previously recorded as comprehensive income.

New accounting pronouncements adopted--Effective January 1, 1999, the Corporation adopted the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) No. 98-5, "Reporting on the Costs of

                                                     Lockheed Martin Corporation

Start-Up Activities." This SOP requires that, at the effective date of adoption, costs of start-up activities previously capitalized be expensed and reported as a cumulative effect of a change in accounting principle, and further requires that such costs subsequent to adoption be expensed as incurred. The adoption of SOP No. 98-5 resulted in the recognition of a cumulative effect adjustment which reduced net earnings for the year ended December 31, 1999 by $355 million, or $.93 per diluted share. The cumulative effect adjustment was recorded net of income tax benefits of $227 million, and was primarily composed of approximately $560 million of costs which were included in inventories as of December 31, 1998.

      Effective January 1, 1999, the Corporation adopted the AICPA's SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP, which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use, affects the future cash flows under contracts with the U.S. Government. However, the impact of the adoption of SOP No. 98-1 was not material to the Corporation's consolidated results of operations, cash flows or financial position.

New accounting pronouncement to be adopted--In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the Consolidated Balance Sheet, and the periodic measurement of those instruments at fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. In general, these provisions of the Statement could result in a greater degree of income statement volatility than current accounting practice. At adoption, existing hedging relationships must be designated anew and documented pursuant to the provisions of the Statement. The Corporation does not intend to adopt SFAS No. 133, as amended, prior to the required date of January 1, 2001. The Corporation is continuing its process of analyzing and assessing the impact that the adoption of SFAS No. 133 is expected to have on its consolidated results of operations, cash flows and financial position, but has not yet reached any conclusions.

Note 2--Transaction Agreement with COMSAT Corporation

In September 1998, the Corporation and COMSAT Corporation (COMSAT) announced that they had entered into an Agreement and Plan of Merger (the Merger Agreement) to combine the companies in a two-phase transaction with a total estimated value of approximately $2.7 billion at the date of the announcement (the Merger). The Merger Agreement was approved by the respective Boards of Directors of the Corporation and COMSAT.

      In connection with the first phase of this transaction, subsequent to obtaining all necessary regulatory approvals and approval of the Merger by the stockholders of COMSAT, the Corporation completed a cash tender offer (the Tender Offer) on September 18, 1999. On that date, the Corporation accepted for payment approximately 26 million shares of COMSAT common stock, representing approximately 49 percent of the outstanding common stock of COMSAT, for $45.50 a share pursuant to the terms of the Merger Agreement. The total value of this phase of the transaction was $1.2 billion, and such amount is included in investments in equity securities in the December 31, 1999 Consolidated Balance Sheet. The Corporation accounts for its 49 percent investment in COMSAT under the equity method of accounting.

      The second phase of the transaction, which will result in consummation of the Merger, is to be accomplished by an exchange of one share of Lockheed Martin common stock for each remaining share of COMSAT common stock. Consummation of the Merger remains contingent upon the satisfaction of certain conditions, including the enactment of federal legislation necessary to remove existing restrictions

December 31, 1999

on ownership of COMSAT voting stock. Legislation necessary to remove these restrictions cleared the U.S. Senate on July 1, 1999. On November 10, 1999, the U.S. House of Representatives (the House) also passed legislation which, if adopted into law, would remove these restrictions. There are substantial differences between the two bills, and significant issues raised by the House bill in particular which, if not resolved satisfactorily, would likely have a Significant Adverse Effect on COMSAT (as defined in the Merger Agreement). The Corporation hopes these issues will be favorably resolved.

      In early 2000, sponsors of the two different bills announced a compromise agreement that, if adopted, would resolve many of the issues raised by the House bill. It is now expected that legislation that reflects the compromise agreement will be enacted before May 2000. There is no assurance that this legislation will be passed or passed in this time frame, or that any legislation that does become law would not have an adverse effect on COMSAT's business. If Congress enacts legislation that the Corporation determines in good faith, after consultation with COMSAT, would reasonably be expected to have a Significant Adverse Effect on COMSAT's business, the Corporation would have the right to elect not to complete the Merger.

      Before the Merger can occur, the Corporation must file separate notification and report forms under the Hart Scott-Rodino Antitrust Improvement Act with the Federal Trade Commission (FTC) and the U.S. Department of Justice
(DOJ) regarding its acquisition of minority interests in two businesses held by COMSAT. In addition, following the passage of legislation, the Federal Communications Commission (FCC) must approve the Merger. The precise nature of the FCC approval requirement will, however, depend upon the details of the final legislation enacted by Congress. There is no assurance as to the timing or whether the FTC, DOJ or FCC will provide the requisite approvals. If the Merger is not completed on or before September 18, 2000, under the terms of the Merger Agreement, Lockheed Martin or COMSAT could terminate the Merger Agreement or elect not to exercise this right, or both parties could agree to extend this date. If consummated, the Merger will be accounted for under the purchase method of accounting. If the Merger is not consummated, the Corporation will not be able to achieve all of its objectives with respect to the COMSAT transaction and will be unable to exercise control over COMSAT.

      Effective January 1, 1999, investments in several existing joint ventures and elements of the Corporation were combined with Lockheed Martin Global Telecommunications, Inc. (Global Telecommunications), a wholly-owned subsidiary of the Corporation focused on capturing a greater portion of the worldwide telecommunications services market. The Corporation intends to combine the operations of Global Telecommunications and COMSAT upon consummation of the Merger noted above.

Note 3--Divestiture Activities

The Corporation executed a definitive agreement in March 1997 to reposition 10 of its non-core business units as a new independent company, L-3, in which the Corporation retained an approximate 35 percent ownership interest at closing. The transaction did not have a material impact on the Corporation's 1997 earnings. During May 1998, L-3 completed an initial public offering resulting in the issuance of an additional 6.9 million shares of its common stock to the public. This transaction resulted in a reduction in the Corporation's ownership to approximately 25 percent and the recognition of a pretax gain of $18 million. The gain increased net earnings by $12 million, or $.03 per diluted share. In February 1999, the Corporation sold 4.5 million of its shares in L-3 as part of a secondary public offering by L-3. This transaction resulted in a reduction in the Corporation's ownership to approximately seven percent and the recognition of a pretax gain of $114 million. The gain increased net earnings by $74 million, or $.19 per diluted share. After this transaction was consummated, the Corporation began accounting for its remaining investment in L-3 as an available-for-sale investment. In October 1999, the Corporation sold its remaining interest in L-3. This transaction resulted in the recognition of a pretax gain of $41 million which increased net earnings by $27 million, or $.07 per diluted share.

                                                     Lockheed Martin Corporation

      In September 1999, the Corporation sold its interest in Airport Group International Holdings, LLC which resulted in a pretax gain of $33 million. In October 1999, the Corporation exited its commercial 3D graphics business through consummation of a series of transactions which resulted in the sale of its interest in Real 3D, Inc., a majority-owned subsidiary, and a pretax gain of $33 million. On a combined basis, these transactions increased net earnings by $43 million, or $.11 per diluted share.

      In November 1997, the Corporation exchanged all of the outstanding capital stock of a wholly-owned subsidiary, LMT Sub, for all of the outstanding Series A preferred stock held by General Electric Company (the GE Transaction). LMT Sub was composed of two non-core commercial business units which contributed approximately five percent of the Corporation's 1997 net sales, Lockheed Martin's investment in a telecommunications partnership, and approximately $1.6 billion in cash, of which $1.4 billion was subsequently refinanced with a 6.04% note, due November 17, 2002, from Lockheed Martin to LMT Sub. The fair value of the non-cash net assets exchanged was approximately $1.2 billion. During the second quarter of 1998, the final determination of the closing net worth of the businesses exchanged was completed, resulting in a payment of $51 million from the Corporation to MRA Systems, Inc. (formerly LMT Sub). Subsequently, the remainder of the cash included in the transaction was refinanced with a 5.73% note for $210 million, due November 17, 2002, from Lockheed Martin to MRA Systems, Inc.

      The GE Transaction was accounted for at fair value, and resulted in the reduction of the Corporation's stockholders' equity by $2.8 billion and the recognition of a tax-free gain of approximately $311 million during the fourth quarter of 1997. The final settlement payment in 1998 did not impact the gain previously recorded on the transaction. For purposes of determining net loss applicable to common stock used in the computation of loss per share for 1997, the excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Series A preferred stock ($1.0 billion) was treated as a deemed preferred stock dividend and deducted from 1997 net earnings in accordance with the requirements of the Emerging Issues Task Force's Issue D-42. This deemed dividend had a significant impact on the loss per share calculations, but did not impact reported 1997 net earnings. The effect of this deemed dividend was to reduce the basic and diluted loss per share amounts by $4.93.

Note 4--Restructuring and Other Charges

In the fourth quarter of 1998, the Corporation recorded a nonrecurring and unusual pretax charge, net of state income tax benefits, of $233 million related to actions surrounding the decision to fund a timely non-bankruptcy shutdown of the business of CalComp Technology, Inc. (CalComp), a majority-owned subsidiary. The pretax charge reflected the effects of impairment related to goodwill of approximately $75 million; writedowns of approximately $73 million to reflect other assets at estimated recoverable values; estimated severance and other costs related to employees of approximately $25 million; estimated costs related to warranty obligations, and purchase and other commitments of approximately $37 million; and other estimated exit costs, primarily related to facilities, of approximately $23 million. This charge decreased net earnings by $183 million, or $.48 per diluted share.

      As of December 31, 1999, CalComp had, among other actions, consummated sales of substantially all of its assets, terminated substantially all of its work force, and initiated the corporate dissolution process under the applicable state statutes and, for its foreign subsidiaries, foreign government statutes. The financial impacts of these actions were less than anticipated in the Corporation's plans and estimates and, in the fourth quarter of 1999, the Corporation reversed approximately 10 percent of the original pretax charge recorded in 1998. While uncertainty remains concerning the resolution of matters in dispute or litigation, management believes that the remaining

December 31, 1999

amount recorded is adequate to provide for resolution of these matters and to complete the dissolution process.

      During the fourth quarter of 1997, the Corporation recorded nonrecurring and unusual pretax charges, net of state income tax benefits, totaling $457 million, which reduced net earnings by $303 million. The charges were identified in connection with the Corporation's review, which concluded in the fourth quarter, of non-strategic lines of business, non-core investments and certain other assets. Approximately $200 million of the pretax charges reflected the estimated effects of exiting non-strategic lines of business, including amounts related to the fixed price systems development line of business in the area of children and family services, and related to increases in estimated exposures relative to the environmental remediation lines of business initially identified in 1996 and for which initial estimates of exposure were provided in the fourth quarter of 1996. These increases in estimated exposures were based on more current information, including deterioration in a partner's financial condition as evidenced by the partner seeking protection under the bankruptcy laws. The remaining charges reflected impairment in the values of various non-core investments and certain other assets in keeping with the Corporation's continued focus on core operations. These charges, in combination with the gain recognized on the GE Transaction (see Note 3), decreased loss per diluted share for 1997 by $.02.

      During the fourth quarter of 1996, the Corporation recorded nonrecurring pretax charges, net of state income tax benefits, of $307 million, which decreased net earnings by $209 million. Approximately one-half of the charges reflected the estimated effects of terminating a business relationship formed to provide environmental remediation services to government and commercial customers worldwide, and the initial estimated effects related to management's decision to exit a certain environmental remediation line of business. Charges of approximately $85 million were identified in connection with an evaluation of the Corporation's future strategic focus, and reflected impairment in the values of non-core investments and certain other assets which were other than temporary in nature. The remaining charges of approximately $75 million pertained to costs for facility closings and transfers of programs related to the Corporation's acquisition of Loral Corporation in April 1996 (the Loral Transaction).

      As of December 31, 1999, initiatives undertaken as part of the 1997 and 1996 charges relating to the Corporation's reviews of non-core investments and certain other assets which resulted in impairment in values of those assets, facility closings and transfers of programs resulting from the consummation of the Loral Transaction, and the termination of a business relationship formed to provide environmental remediation services, which in total represented approximately 75 percent of the amounts originally recorded, have been completed consistent with the Corporation's original plans and estimates. Actions contemplated as part of the Corporation's exit from a certain environmental remediation line of business and a fixed price systems development line of business in the area of children and family services have not been completed. In 1999, the Corporation recorded an additional charge of approximately $40 million related to the exit from these lines of business. During 1998 and 1997, the effects on the Corporation's net earnings of adjustments associated with these charges were not material. The amounts recorded in the Consolidated Balance Sheet at December 31, 1999 related to these actions are, in the opinion of management, adequate to complete the remaining initiatives originally contemplated in the 1997 and 1996 charges.

      During 1995, the Corporation recorded pretax charges of $690 million from merger related expenses in connection with the formation of Lockheed Martin and the related corporate-wide consolidation plan. The charges represented the portion of the accrued costs and net realizable value adjustments that were not probable of recovery. In

                                                     Lockheed Martin Corporation

addition, the Corporation has incurred costs through the end of 1999 which were anticipated in the 1995 consolidation plan but had not met the requirements for accrual earlier. These costs include relocation of personnel and programs, retraining, process re-engineering and certain capital expenditures, among others. As of December 31, 1999, cumulative merger related and consolidation payments were approximately $1.2 billion. Consistent with the original 1995 consolidation plan, consolidation actions were substantially completed by December 31, 1999.

      Under existing U.S. Government regulations, certain costs incurred for consolidation actions that can be demonstrated to result in savings in excess of the cost to implement can be deferred and amortized for government contracting purposes and included as allowable costs in future pricing of the Corporation's products and services. Included in the Consolidated Balance Sheet at December 31, 1999 is approximately $375 million of deferred costs that will be recognized in future sales and cost of sales.

Note 5--Earnings Per Share

Basic and diluted earnings per share for 1999 and 1998 are computed based on net earnings. For these years, the weighted average number of common shares outstanding during each year was used in the calculation of basic earnings per share, and this number of shares was increased by the effects of dilutive stock options based on the treasury stock method in the calculation of diluted earnings per share. Basic loss per share for 1997 was computed based on net earnings, less the dividend requirement for preferred stock to the date of redemption, and less the deemed preferred stock dividend resulting from the November 1997 GE Transaction representing the excess of the fair value of the consideration transferred to GE (approximately $2.8 billion) over the carrying value of the Lockheed Martin preferred stock redeemed ($1.0 billion). The weighted average number of common shares outstanding during the year was used in this calculation. The diluted loss per share for 1997 was computed in the same manner as basic loss per share, as adjustments related to the assumed conversion of the preferred stock (50.6 million common shares) and the related dividend requirement for the preferred stock to the date of redemption ($53 million), and the dilutive effect of stock options (5.8 million common shares), were not made since they would have had antidilutive effects.

      The following table sets forth the computations of basic and diluted earnings (loss) per share:

(In millions, except per share data)                  1999        1998          1997
======================================================================================
Net earnings (loss) applicable to common stock:
Earnings before cumulative
  effect of change in accounting                     $  737      $1,001       $ 1,300
Cumulative effect of change in
  accounting                                           (355)         --            --
--------------------------------------------------------------------------------------
Net earnings                                            382       1,001         1,300
Dividends on preferred stock                             --          --           (53)
Deemed preferred stock dividend                          --          --        (1,826)
--------------------------------------------------------------------------------------
Net earnings (loss) applicable
  to common stock for basic and
  diluted computations                               $  382      $1,001       $  (579)
--------------------------------------------------------------------------------------
Average common shares
  outstanding:
Average number of common
  shares outstanding
  for basic computations                              382.3       376.5         370.6
Dilutive stock options--based
  on the treasury stock method                          1.8         4.6            --
--------------------------------------------------------------------------------------
Average number of common
  shares outstanding for diluted
  computations                                        384.1       381.1         370.6
--------------------------------------------------------------------------------------
Earnings (loss) per share:
Basic:
  Before cumulative effect of
    change in accounting                             $ 1.93      $ 2.66       $ (1.56)
  Cumulative effect of change
    in accounting                                      (.93)         --            --
--------------------------------------------------------------------------------------
                                                     $ 1.00      $ 2.66       $ (1.56)
Diluted:
  Before cumulative effect of
    change in accounting                             $ 1.92      $ 2.63       $ (1.56)
  Cumulative effect of change
    in accounting                                      (.93)         --            --
--------------------------------------------------------------------------------------
                                                     $  .99      $ 2.63       $ (1.56)
======================================================================================

December 31, 1999

Note 6--Receivables

(In millions)                                                1999          1998
================================================================================
U.S. Government:
  Amounts billed                                            $  927       $  987
  Unbilled costs and accrued profits                         2,300        2,440
  Less customer advances and progress
    payments                                                  (395)        (491)
Commercial and foreign governments:
  Amounts billed                                               644          635
  Unbilled costs and accrued profits, primarily
    related to commercial contracts                            963          638
  Less customer advances and progress
    payments                                                   (91)         (31)
--------------------------------------------------------------------------------
                                                            $4,348       $4,178
================================================================================

      Approximately $385 million of the December 31, 1999 unbilled costs and accrued profits are not expected to be recovered within one year.

Note 7--Inventories

(In millions)                                         1999               1998
================================================================================
Work in process,
  commercial launch vehicles                          $1,514             $1,326
Work in process, primarily
  related to other long-term
  contracts and programs
  in progress                                          3,879              4,872
Less customer advances and
  progress payments                                   (1,848)            (2,499)
--------------------------------------------------------------------------------
                                                       3,545              3,699
Other inventories                                        506                594
--------------------------------------------------------------------------------
                                                     $ 4,051            $ 4,293
================================================================================

      Work in process inventories related to commercial launch vehicles included costs for launch vehicles, both under contract and not under contract, including unamortized deferred costs related to the commercial Atlas and the Evolved Expendable Launch Vehicle (Atlas V) programs. Work in process inventories related to other long-term contracts and programs included approximately $150 million of unamortized deferred costs at December 31, 1999 for aircraft not under contract related to the Corporation's C-130J program.

      Included in 1999 and 1998 commercial launch vehicle inventories were amounts advanced to Russian manufacturers, Khrunichev State Research and Production Space Center and RD AMROSS, a joint venture between Pratt & Whitney and NPO Energomash, of approximately $903 million and $840 million, respectively, for the manufacture of launch vehicles and related launch services.

      Approximately $1.5 billion of costs included in 1999 inventories, including approximately $652 million advanced to the Russian manufacturers, are not expected to be recovered within one year.

      Included in 1998 inventories were capitalized costs related to start-up activities of approximately $560 million which were included in the cumulative effect adjustment related to the Corporation's adoption of SOP No. 98-5 effective January 1, 1999.

      An analysis of general and administrative costs, including research and development costs, included in work in process inventories follows:

(In millions)                                    1999        1998        1997
================================================================================
Beginning of year                              $   693     $   533     $   460
Incurred during the year                         2,354       2,469       2,245
Charged to cost of sales during the year:
    Research and
      development                                 (822)       (864)       (788)
    Other general and
      administrative                            (1,732)     (1,445)     (1,384)
--------------------------------------------------------------------------------
End of year                                    $   493     $   693     $   533
================================================================================

      In addition, included in cost of sales in 1999, 1998 and 1997 were general and administrative costs, including research and development costs, of approximately $509 million, $490 million and $539 million, respectively, incurred by commercial business units or programs.

                                                     Lockheed Martin Corporation

Note 8--Property, Plant and Equipment

(In millions)                                             1999            1998
================================================================================
Land                                                    $   218         $   235
Buildings                                                 3,027           2,979
Machinery and equipment                                   5,662           5,459
--------------------------------------------------------------------------------
                                                          8,907           8,673
Less accumulated depreciation
  and amortization                                       (5,273)         (5,160)
--------------------------------------------------------------------------------
                                                        $ 3,634         $ 3,513
================================================================================

Note 9--Investments in Equity Securities

(In millions)                                             1999            1998
================================================================================
Equity method investments:
  COMSAT Corporation                                    $ 1,188         $    --
  ACeS International, Ltd.                                  163             162
  Astrolink International, LLC                              148              --
  Americom Asia-Pacific, LLC                                114             105
  Space Imaging LLC                                          86              99
  L-3 Communications Holdings, Inc.                          --              77
  Other                                                      72              85
--------------------------------------------------------------------------------
                                                          1,771             528
Cost method investments:
  Loral Space & Communications Ltd.                         393             393
  Other                                                      46              27
--------------------------------------------------------------------------------
                                                            439             420
--------------------------------------------------------------------------------
                                                        $ 2,210         $   948
================================================================================

      At December 31, 1999, the carrying value of the Corporation's 49 percent investment in COMSAT exceeded the Corporation's share of COMSAT's net assets by approximately $900 million, and this amount is being amortized ratably over 30 years. The Corporation also has commitments to provide funding to Astrolink International, LLC totaling approximately $270 million at December 31, 1999.

      The estimated fair value of the Corporation's investment in Loral Space & Communications Ltd., which consists of 45.9 million shares of Loral Space Series A Preferred Stock, was $750 million at December 31, 1999.

Note 10--Debt

Type (Maturity Dates)
(In millions, except                      Range of
interest rate data)                     Interest Rates     1999           1998
================================================================================
Notes (2000-2022)                        5.7 - 9.4%      $ 6,778         $6,014
Debentures (2011-2036)                   7.0 - 9.1%        4,407          3,160
Commercial paper                         5.4 - 6.0%           --            300
ESOP obligations
  (2000-2004)                                8.4%            217            256
Other obligations
  (2000-2016)                            1.0 -12.7%           77            113
--------------------------------------------------------------------------------
                                                          11,479          9,843
Less current maturities                                      (52)          (886)
--------------------------------------------------------------------------------
                                                         $11,427         $8,957
================================================================================

      During the fourth quarter of 1999, the Corporation issued $3.0 billion of long-term fixed rate debt securities, the entire amount registered under its previously filed shelf registration statement. These Notes and Debentures range in maturity from six years to 30 years, with interest rates ranging from 7.95% to 8.5%.

      As of December 31, 1999, the Corporation had $1.3 billion of notes outstanding which had been issued to a wholly-owned subsidiary of GE in connection with the GE Transaction. The notes are due November 17, 2002 and bear interest at a rate of approximately 6%. The agreements relating to these notes require that, so long as the aggregate principal amount of the notes exceeds $1.0 billion, the Corporation will recommend to its stockholders the election of one person designated by GE to serve as a director of the Corporation.

      The registered holders of $300 million of 40 year Debentures issued in 1996 may elect, between March 1 and April 1, 2008, to have their Debentures repaid by the Corporation on May 1, 2008.

      Included in Debentures are $112 million of 7% obligations ($175 million at face value) which were originally sold at approximately 54 percent of their principal amount.

December 31, 1999

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

      At the end of 1999, the Corporation had a long-term revolving credit facility, which matures on December 20, 2001, in the amount of $3.5 billion, and a short-term revolving credit facility, which matures on May 26, 2000, in the amount of $1.0 billion (collectively, the Credit Facilities). Borrowings under the Credit Facilities would be unsecured and bear interest, at the Corporation's option, at rates based on the Eurodollar rate or a bank Base Rate (as defined). Each bank's obligation to make loans under the Credit Facilities is subject to, among other things, compliance by the Corporation with various representations, warranties, covenants and agreements, including, but not limited to, covenants limiting the ability of the Corporation and certain of its subsidiaries to encumber their assets and a covenant not to exceed a maximum leverage ratio. There were no borrowings outstanding under the Credit Facilities at December
31, 1999.

      The Credit Facilities support commercial paper borrowings of approximately $475 million and $1.3 billion outstanding at December 31, 1999 and 1998, respectively, of which $300 million was classified as long-term debt in the Corporation's Consolidated Balance Sheet at December 31, 1998 based on management's ability and intention to maintain that amount of debt outstanding for at least one year. The weighted average interest rates for commercial paper outstanding at December 31, 1999 and 1998 were 6.6% and 5.8%, respectively.

      The Corporation's long-term debt maturities for the five years following December 31, 1999 are: $52 million in 2000; $816 million in 2001; $1,336 million in 2002; $858 million in 2003; $828 million in 2004; and $7,589 million thereafter.

      Certain of the Corporation's other financing agreements contain restrictive covenants relating to debt, limitations on encumbrances and sale and lease-back transactions, and provisions which relate to certain changes in control.

      The estimated fair values of the Corporation's long-term debt instruments at December 31, 1999, aggregated approximately $10.9 billion, compared with a carrying amount of approximately $11.5 billion. The fair values were estimated based on quoted market prices for those instruments publicly traded. For privately placed debt, the fair values were estimated based on the quoted market prices for similar issues, or on current rates offered to the Corporation for debt with similar remaining maturities. Unless otherwise indicated elsewhere in the Notes to Consolidated Financial Statements, the carrying values of the Corporation's other financial instruments approximate their fair values.

      Interest payments were $790 million in 1999, $856 million in 1998 and $815 million in 1997.

Note 11--Income Taxes

The provision for federal and foreign income taxes consisted of the following components:

(In millions)                                     1999         1998         1997
================================================================================
Federal income taxes:
  Current                                         $136         $432         $448
  Deferred                                         293          203          155
--------------------------------------------------------------------------------
    Total federal income taxes                     429          635          603
Foreign income taxes                                34           25           34
--------------------------------------------------------------------------------
    Total income taxes provided                   $463         $660         $637
================================================================================

                                                     Lockheed Martin Corporation

      Net provisions for state income taxes are included in general and administrative expenses, which are primarily allocable to government contracts. Such state income taxes were $22 million for 1999, $70 million for 1998 and $62 million for 1997.

      The Corporation's effective income tax rate varied from the statutory federal income tax rate because of the following differences:

                                              1999          1998          1997
================================================================================
Statutory federal tax rate                    35.0%         35.0%         35.0%
Increase (reduction) in tax rate from:
    Nondeductible amortization                 7.6           5.5           4.9
    Revisions to prior years'
      estimated liabilities                   (6.0)         (2.4)         (5.7)
    Divestitures                                --           1.1          (2.4)
    Other, net                                 2.0            .5           1.1
--------------------------------------------------------------------------------
                                              38.6%         39.7%         32.9%
================================================================================

      The primary components of the Corporation's federal deferred income tax assets and liabilities at December 31 were as follows:

(In millions)                                               1999           1998
================================================================================
Deferred tax assets related to:
  Accumulated post-retirement
    benefit obligations                                    $  632         $  666
  Contract accounting methods                                 587            635
  Accrued compensation and benefits                           248            181
  Other                                                       165            240
--------------------------------------------------------------------------------
                                                            1,632          1,722
Deferred tax liabilities related to:
  Intangible assets                                           436            444
  Prepaid pension asset                                       383            338
  Property, plant and equipment                                93            147
--------------------------------------------------------------------------------
                                                              912            929
--------------------------------------------------------------------------------
  Net deferred tax assets                                  $  720         $  793
================================================================================

      At December 31, 1999 and 1998, other liabilities included net long-term deferred tax liabilities of $517 million and $316 million, respectively.

      Federal and foreign income tax payments, net of refunds received, were $530 million in 1999, $228 million in 1998 and $986 million in 1997.

Note 12--Other Income and Expenses, Net

(In millions)                                      1999         1998       1997
================================================================================
Equity in earnings of equity investees            $  18        $  39      $  48
Interest income                                      33           38         40
Sales of surplus real estate                         57           35         19
Royalty income                                       17           19         52
Sale of remaining interest in L-3                   155           --         --
Sale of Airport Group International                  33           --         --
Real 3D disposition                                  33           --         --
GE Transaction                                       --           --        311
Other portfolio shaping activities                   (9)          18         69
Other                                                 7           21        (57)
--------------------------------------------------------------------------------
                                                  $ 344        $ 170      $ 482
================================================================================

Note 13--Stockholders' Equity and Related Items

Capital structure--At December 31, 1999, the authorized capital of the Corporation was composed of 1.5 billion shares of common stock (approximately 398 million shares issued), 50 million shares of series preferred stock (no shares issued), and 20 million shares of Series A preferred stock (no shares outstanding).

      In 1995, the Corporation's Board of Directors authorized a common stock repurchase plan for the repurchase of up to 18 million common shares to counter the dilutive effect of common stock issued under certain of the Corporation's benefit and compensation programs and for other purposes related to such plans. No shares were repurchased in 1999, 1998 or 1997 under this plan.

Stock option and award plans--In March 1995, the stockholders approved the Lockheed Martin 1995 Omnibus Performance Award Plan (the Omnibus Plan). Under the Omnibus Plan, employees of the Corporation may be granted stock-based incentive awards, including options to purchase common stock, stock appreciation rights, restricted stock or other stock-based incentive awards. Employees may also be granted cash-based incentive awards, such as performance units. These awards may be granted either individually or in combination with other awards. The Omnibus Plan requires that options to purchase common stock have an exercise price of not less than 100 percent of the market value of the underlying stock on the date of grant. The number of shares of Lockheed Martin common stock reserved

December 31, 1999

for issuance under the Omnibus Plan at December 31, 1999 was 38 million shares. The Omnibus Plan does not impose any minimum vesting periods on options or other awards. The maximum term of an option or any other award is 10 years. The Omnibus Plan allows the Corporation to provide for financing of purchases of its common stock, subject to certain conditions, by interest-bearing notes payable to the Corporation.

      In December 1999, 175,000 shares of restricted common stock were awarded under the Omnibus Plan to certain senior executives of the Corporation. The shares were recorded based on the market value of the Corporation's common stock on the date of the award. The award requires the recipients to pay the $1 par value of each share of stock and provides for payment to be made in cash or in the form of a recourse note to the Corporation. Recipients are entitled to cash dividends and to vote their respective shares, but are prohibited from selling or transferring shares prior to vesting. One-third of the restricted shares will vest in two years from the date of grant, with the remainder vesting four years from the grant date. The impact of these awards was not material to stockholders' equity or compensation expense in 1999.

      The following table summarizes employee stock option and restricted stock activity related to the Corporation's plans during 1997, 1998 and 1999:

                                          Number of Shares
                                           (In thousands)              Weighted
                                     ---------------------------       Average
                                     Available        Options          Exercise
                                     for Grant       Outstanding        Price
================================================================================
December 31, 1996                      14,646           19,316         $ 25.33
Granted                                (5,796)           5,796           45.60
Exercised                                  --           (3,519)          20.86
Terminated                                654             (716)          40.84
---------------------------------------------------------------
December 31, 1997                       9,504           20,877           31.18
Additions                              17,000               --              --
Granted                                (5,090)           5,090           52.06
Exercised                                  --           (2,697)          24.70
Terminated                                220             (223)          49.03
---------------------------------------------------------------
December 31, 1998                      21,634           23,047           36.38
Granted                                (5,444)           5,444           37.01
Exercised                                  --             (656)          19.76
Terminated                                565             (567)          42.51
---------------------------------------------------------------
                                       16,755           27,268           36.78
Restricted stock awards                  (175)              --              --
---------------------------------------------------------------
December 31, 1999                      16,580           27,268          $36.78
================================================================================

      Approximately 19.7 million, 15.5 million and 13.0 million outstanding options were exercisable by employees at December 31, 1999, 1998 and 1997, respectively.

      Information regarding options outstanding at December 31, 1999 follows (number of options in thousands):

                                                                     Weighted
                                                                      Average
                                                    Weighted         Remaining
Range of                              Number of      Average        Contractual
Exercise Prices                        Options    Exercise Price       Life
================================================================================
Options Outstanding:

Less than $20.00                        3,328         $15.82           2.7
$20.00-$29.99                           4,922          26.33           4.9
$30.00-$39.99                           9,220          37.19           8.3
$40.00-$50.00                           4,980          45.53           7.0
Greater than $50.00                     4,818          52.09           9.0
                                       ------
                                       27,268         $36.78           6.9
--------------------------------------------------------------------------------
Options Exercisable:

Less than $20.00                        3,328         $15.82
$20.00-$29.99                           4,922          26.33
$30.00-$39.99                           4,006          37.42
$40.00-$50.00                           4,975          45.53
Greater than $50.00                     2,454          52.11
                                       ------
                                       19,685         $34.87
================================================================================

      All stock options granted in 1999, 1998 and 1997 under the Omnibus Plan have 10 year terms and vest over a two year service period. Exercise prices of options awarded in those years were equal to the market price of the stock on the date of grant. Pro forma information regarding net earnings and earnings per share as required by SFAS No. 123 has been prepared as if the Corporation had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of
4.64 percent, 5.39 percent and 6.36 percent; dividend yields of 2.4 percent, 1.9 percent and 1.5 percent; volatility factors related to the expected market price of the Corporation's common stock of .247, .174 and .163; and a weighted average expected option life of five years. The weighted average fair values of options granted during 1999, 1998 and 1997 were $8.53, $10.96 and $10.94, respectively.

                                                     Lockheed Martin Corporation

      For purposes of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods. The Corporation's pro forma information follows:

(In millions, except per share data)                  1999      1998       1997
================================================================================
Pro forma net earnings                               $ 351     $ 965     $1,267
Pro forma earnings (loss) per share:
  Basic                                              $ .92     $2.56     $(1.65)
  Diluted                                            $ .91     $2.53     $(1.65)
================================================================================

Note 14--Post-Retirement Benefit Plans

Defined contribution plans--The Corporation maintains a number of defined contribution plans which cover substantially all employees, the most significant of which are the 401(k) plans for salaried employees and hourly employees. Under the provisions of these 401(k) plans, employees' eligible contributions are matched by the Corporation at established rates. The Corporation's matching obligations were $222 million in 1999, $226 million in 1998 and $212 million in 1997.

      The Lockheed Martin Corporation Salaried Savings Plan includes an ESOP which purchased 34.8 million shares of the Corporation's common stock with the proceeds from a $500 million note issue which is guaranteed by the Corporation. The Corporation's match consisted of shares of its common stock, which was partially fulfilled with stock released from the ESOP at approximately 2.4 million shares per year based upon the debt repayment schedule through the year 2004, with the remainder being fulfilled through purchases of common stock from terminating participants or in the open market, or through newly issued shares from the Corporation. Interest incurred on the ESOP debt totaled $20 million, $23 million and $26 million in 1999, 1998 and 1997, respectively. Dividends received by the ESOP with respect to unallocated shares held are used for debt service. The ESOP held approximately 42.6 million issued shares of the Corporation's common stock at December 31, 1999, of which approximately 32.2 million were allocated and 10.4 million were unallocated. Unallocated common shares held by the ESOP are considered outstanding for voting and other Corporate purposes, but excluded from weighted average outstanding shares in calculating earnings per share. For 1999, 1998 and 1997, the weighted average unallocated ESOP shares excluded in calculating earnings per share totaled approximately 11.3 million, 13.6 million and 15.8 million common shares, respectively. The fair value of the unallocated ESOP shares at December 31, 1999 was approximately $228 million.

      Certain plans for hourly employees include non-leveraged ESOPs. The Corporation's match to these plans was made through cash contributions to the ESOP trusts which were used, in part, to purchase common stock from terminating participants and in the open market for allocation to participant accounts. These ESOP trusts held approximately 3.7 million issued and outstanding shares of common stock at December 31, 1999.

      Dividends paid to the salaried and hourly ESOP trusts on the allocated shares are paid annually by the ESOP trusts to the participants based upon the number of shares allocated to each participant.

      Defined benefit pension plans, and retiree medical and life insurance plans--Most employees are covered by defined benefit pension plans, and certain health care and life insurance benefits are provided to eligible retirees by the Corporation. The Corporation has made contributions to trusts (including Voluntary Employees' Beneficiary Association trusts and 401(h) accounts, the assets of which will be used to pay expenses of certain retiree medical plans) established to pay future benefits to eligible retirees and dependents. Benefit obligations as of the end of each year reflect assumptions in effect as of those dates. Net pension and net retiree medical costs for 1999 and 1998 were based on assumptions in effect at the end of the respective preceding years. Effective October 1997, the Corporation changed its expected long-term rate of return on assets related to its defined benefit pension and retiree medical plans.

December 31, 1999

      The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                                      Retiree Medical
                                        Defined Benefit                  and Life
                                         Pension Plans               Insurance Plans
                                   ------------------------------------------------------
(In millions)                        1999           1998           1999          1998
=========================================================================================
Change in Benefit Obligations
Benefit obligations
  at beginning of year             $ 18,146       $ 16,326       $  2,685      $  2,526
Service cost                            564            491             43            40
Interest cost                         1,245          1,197            177           178
Benefits paid                        (1,110)        (1,117)          (208)         (210)
Amendments                               77            259              3           (72)
Divestitures                             --             (9)            --           (11)
Actuarial (gains) losses               (852)           995            (23)          205
Participants' contributions               3              4             29            29
-----------------------------------------------------------------------------------------
Benefit obligations
  at end of year                   $ 18,073       $ 18,146       $  2,706      $  2,685
-----------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets
  at beginning of year             $ 22,811       $ 20,642       $  1,002      $    895
Actual return on
  plan assets                         3,211          3,140            116            86
Corporation's contributions             149            152            118           120
Benefits paid                        (1,110)        (1,117)          (124)         (128)
Participants' contributions               3              4             29            29
Divestitures                             --            (10)            --            --
-----------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                   $ 25,064       $ 22,811       $  1,141      $  1,002
-----------------------------------------------------------------------------------------
Funded (unfunded) status
  of the plans                     $  6,991       $  4,665       $ (1,565)     $ (1,683)
Unrecognized net
  actuarial gain                     (6,240)        (4,142)          (191)         (156)
Unrecognized prior
  service cost                          659            651            (49)          (64)
Unrecognized
  transition asset                      (13)           (17)            --            --
-----------------------------------------------------------------------------------------
Prepaid (accrued)
  benefit cost                     $  1,397       $  1,157       $ (1,805)     $ (1,903)
=========================================================================================

      The net pension cost and the net post-retirement benefit cost related to the Corporation's plans include the following components:

(In millions)                                   1999         1998          1997
================================================================================
Defined Benefit Pension Plans
Service cost                                 $   564      $   491       $   444
Interest cost                                  1,245        1,197         1,163
Expected return on plan assets                (1,920)      (1,715)       (1,542)
Amortization of prior service cost                69           58            54
Recognized net actuarial
  (gains) losses                                 (43)         (22)           --
Amortization of transition asset                  (4)         (89)          (90)
--------------------------------------------------------------------------------
  Net pension (income) cost                  $   (89)     $   (80)      $    29
--------------------------------------------------------------------------------
Retiree Medical and Life Insurance Plans
Service cost                                 $    43      $    40       $    39
Interest cost                                    177          178           191
Expected return on plan assets                   (90)         (79)          (64)
Amortization of prior service cost               (12)          (6)           (6)
Recognized net actuarial gains                    (8)         (15)           (9)
--------------------------------------------------------------------------------
  Net post-retirement cost                   $   110      $   118       $   151
================================================================================

      The following actuarial assumptions were used to determine the benefit obligations and the net costs related to the Corporation's defined benefit pension and post-retirement benefit plans, as appropriate:

                                           1999            1998           1997
================================================================================
Discount rates                             7.75%            7.0%           7.5%
Expected long-term rates of
  return on assets                          9.5             9.5            9.5
Rates of increase in future
  compensation levels                       5.5             5.5            6.0
================================================================================

      The medical trend rates used in measuring the post-retirement benefit obligation were 6.0 percent in 1999 and 6.7 percent in 1998, and were assumed to gradually decrease to 4.5 percent by the year 2004. An increase or decrease of one percentage point in the assumed medical trend rates would result in a change in the benefit obligation of approximately 4.6 percent and (3.6) percent, respectively, at December 31, 1999, and a change in the 1999 post-retirement service cost plus interest cost of approximately 7.2 percent and (5.8) percent, respectively. The medical trend rate for 2000 is 7.8 percent.

                                                     Lockheed Martin Corporation

Note 15--Leases

Total rental expense under operating leases, net of immaterial amounts of sublease rentals and contingent rentals, was $287 million, $285 million and $295 million for 1999, 1998 and 1997, respectively.

      Future minimum lease commitments at December 31, 1999 for all operating leases that have a remaining term of more than one year were approximately $1,013 million ($247 million in 2000, $200 million in 2001, $156 million in 2002, $112 million in 2003, $89 million in 2004, and $209 million in later years). Certain major plant facilities and equipment are furnished by the U.S. Government under short-term or cancelable arrangements.

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

Environmental matters--The Corporation is responding to three administrative orders issued by the California Regional Water Quality Control Board (the Regional Board) in connection with the Corporation's former Lockheed Propulsion Company facilities in Redlands, California. Under the orders, the Corporation is investigating the impact and potential remediation of regional groundwater contamination by perchlorates and chlorinated solvents. The Regional Board has approved the Corporation's plan to maintain public water supplies with respect to chlorinated solvents during this investigation, and the Corporation is negotiating with local water purveyors to implement this plan, as well as to address water supply concerns relative to perchlorate contamination. The Corporation estimates that expenditures required to implement work currently approved will be approximately $140 million. The Corporation is also coordinating with the U.S. Air Force, which is conducting preliminary studies of the potential health effects of exposure to perchlorates in connection with several sites across the country, including the Redlands site. The results of these studies indicate that current efforts with water purveyors regarding perchlorate issues are appropriate; however, the Corporation currently cannot project the extent of its ultimate clean-up obligation, if any, with respect to perchlorates.

      The Corporation entered into a consent decree with the U.S. Environmental Protection Agency (EPA) in 1991 relating to certain property in Burbank, California, which obligated the Corporation to design and construct facilities to monitor, extract and treat groundwater, and to operate and maintain such facilities for approximately eight years. The Corporation entered into a follow-on consent decree in 1998 which obligates the Corporation to fund the continued operation and maintenance of these facilities through the year 2018; however, the responsibility for the actual operations of these facilities will be assumed by the city of Burbank late in 2000. The Corporation has also been operating under a cleanup and abatement order from the Regional Board affecting its facilities and former facilities in Burbank, California. This order requires site assessment and action to abate groundwater contamination by a combination of groundwater and soil cleanup and treatment. Also as a result of its former operations at the Burbank facilities, the Corporation is participating as one of several parties under administrative orders from the EPA to design, build and operate a groundwater treatment system in Glendale, California as part of the San Fernando Superfund site that includes Burbank. The city of Glendale is expected to assume responsibility for the actual operations of the Glendale treatment plant. The Corporation estimates that total expenditures required over the remaining terms of the consent decrees and the Regional Board order related to the Burbank property, and the administrative orders related to the city of Glendale, will be approximately $100 million. Under an agreement reached with the U.S. Government and filed with the U.S. District Court in January 2000, an amount equal to approximately 50 percent of these future expenditures will be reimbursed by the U.S. Government as

December 31, 1999

a responsible party under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

      The Corporation is involved in other proceedings and potential proceedings relating to environmental matters, including disposal of hazardous wastes and soil and water contamination. The extent of the Corporation's financial exposure cannot in all cases be reasonably estimated at this time. In addition to the amounts with respect to the Redlands and Burbank properties and the city of Glendale described above, a liability of approximately $200 million for the other cases in which an estimate of financial exposure can be determined has been recorded.

      Under an agreement with the U.S. Government in 1990, the Burbank groundwater treatment and soil remediation expenditures referenced above are being allocated to the Corporation's operations as general and administrative costs and, under existing government regulations, these and other environmental expenditures related to U.S. Government business, after deducting any recoveries from insurance or other potentially responsible parties, are allowable in establishing the prices of the Corporation's products and services. As a result, a substantial portion of the expenditures are being reflected in the Corporation's sales and cost of sales pursuant to U.S. Government agreement or regulation. Although the Defense Contract Audit Agency has questioned certain elements of the Corporation's practices with respect to the aforementioned agreement, it is management's opinion that the treatment of these environmental costs is appropriate and consistent with the terms of such agreement. On October 4, 1999, the Corporation requested the issuance of a final decision regarding the propriety of the Corporation's U.S. Government accounting practices for the treatment of environmental costs. A final decision is expected to be issued by March 31, 2000. The Corporation has recorded an asset for the portion of environmental costs that are probable of future recovery in pricing of the Corporation's products and services for U.S. Government business. The portion that is expected to be allocated to commercial business has been reflected in cost of sales. The recorded amounts do not reflect the possible future recovery of portions of the environmental costs through insurance policy coverage or from other potentially responsible parties, which the Corporation is pursuing as required by agreement and U.S. Government regulation. Any such recoveries, when received, would reduce the allocated amounts to be included in the Corporation's U.S. Government sales and cost of sales.

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

      On June 1, 1998, the DOE, through Lockheed Martin Idaho Technologies Company (LMITCO), its management contractor, terminated the Pit 9 contract for default. On that same date, the Corporation filed a lawsuit against the DOE in the U.S. Court of Federal Claims in Washington, D.C., challenging and seeking to overturn the default termination. In addition, on July 21, 1998, the Corporation withdrew the REA previously submitted to the DOE and replaced it with a certified REA. The certified REA is similar in substance to the REA previously submitted, but its certification, based upon more detailed factual and contractual analysis, raises its status to that of a formal claim. On August 11, 1998, LMITCO, at the DOE's direction, filed suit against the Corporation in U.S. District Court in Boise, Idaho,

                                                     Lockheed Martin Corporation

seeking, among other things, recovery of approximately $54 million previously paid by LMITCO to the Corporation under the Pit 9 contract. The Corporation is defending this action while continuing to pursue its certified REA. Discovery has been ongoing since August 2, 1999. On October 1, 1999, the U.S. Court of Federal Claims stayed the DOE's motion to dismiss the Corporation's lawsuit, finding that the Court has jurisdiction. The Court ordered discovery to commence and gave leave to the DOE to convert its motion to dismiss to a motion for summary judgment if supported by discovery. The Corporation continues to assert its position in the litigation while continuing its efforts to resolve the dispute through non-litigation means.

Letters of credit and other matters--The Corporation has entered into standby letter of credit agreements and other arrangements with financial institutions primarily relating to the guarantee of future performance on certain contracts. At December 31, 1999, the Corporation had contingent liabilities on outstanding letters of credit, guarantees, and other arrangements aggregating approximately $1.1 billion.

Note 17--Information on Industry Segments and Major Customers

On September 27, 1999, Lockheed Martin announced the results to date of its strategic and organizational review that began June 9, 1999. As a result of this review, the Corporation has implemented a new organizational structure which was effective October 1, 1999 that realigns its core lines of business into four principal business segments. All other activities of the Corporation fall within the Corporate and Other segment. Prior period amounts have been adjusted to conform with the new organizational structure.

      Transactions between segments are generally negotiated and accounted for under terms and conditions that are similar to other government and commercial contracts; however, these intercompany transactions are eliminated in consolidation. Other accounting policies of the business segments are the same as those described in "Note 1--Summary of Significant Accounting Policies."

Systems Integration--Engaged in the design, development, integration and production of high performance electronic systems for undersea, shipboard, land, and airborne applications. Major product lines include missiles and fire control systems; air and theater missile defense systems; surface ship and submarine combat systems; anti-submarine and undersea warfare systems; avionics and ground combat vehicle integration; platform integration systems; command, control, communications, computers and intelligence (C4I) systems for naval, airborne and ground applications; surveillance and reconnaissance systems; air traffic control systems; and postal automation systems.

Space Systems--Engaged in the design, development, engineering and production of civil, commercial and military space systems. Major product lines include spacecraft, space launch vehicles, manned space systems and their supporting ground systems and services; and strategic fleet ballistic missiles. In addition to its consolidated business units, the segment has investments in joint ventures that are principally engaged in businesses which complement and enhance other activities of the segment.

Aeronautical Systems--Engaged in design, research and development, and production of tactical aircraft, surveillance/ command systems, reconnaissance systems, platform systems integration and advanced development programs. Major programs include the F-22 air-superiority fighter, the Joint Strike Fighter, the F-16 multi-role fighter, the C-130J airlift aircraft, the X-33 reusable launch vehicle technology demonstrator, and Airborne Early Warning & Control systems programs.

Technology Services--Provides a wide array of management, engineering, scientific, logistic and information services to federal agencies and other customers. Major product lines include engineering, science and information services for NASA; aircraft maintenance and modification services; operation, maintenance, training, and logistics support for military and civilian systems; launch, mission, and analysis services for military, classified and commercial satellites; research, development, engineering and science

December 31, 1999

in support of nuclear weapons stewardship and naval reactor programs.

Corporate and Other--Includes commercial information technology and state and local government services lines of business. Also includes Global Telecommunications, a wholly-owned subsidiary of the Corporation, which was formed effective January 1, 1999 from the combination of investments in several existing joint ventures and certain other elements of the Corporation. Such investments were transferred from the Systems Integration and Space Systems segments. The prior period amounts related to these joint ventures and elements transferred were not material to the respective segments, and therefore, segment information in prior periods was not restated to conform with the 1999 presentation. In addition, this segment includes the Corporation's investment in COMSAT and certain other joint ventures and businesses.

Selected Financial Data by Business Segment

(In millions)                                     1999       1998       1997
================================================================================
Net sales
Systems Integration                              $10,954    $10,895    $10,853
Space Systems                                      5,825      7,039      7,931
Aeronautical Systems                               5,499      5,459      5,319
Technology Services                                2,261      1,935      1,989
Corporate and Other                                  991        938      1,977
--------------------------------------------------------------------------------
                                                 $25,530    $26,266    $28,069
--------------------------------------------------------------------------------
Operating profit (loss)
Systems Integration                              $   967    $   949    $   843
Space Systems                                        474        954      1,090
Aeronautical Systems                                 247        649        561
Technology Services                                  137        135        187
Corporate and Other                                  184       (165)        98
--------------------------------------------------------------------------------
                                                 $ 2,009    $ 2,522    $ 2,779
--------------------------------------------------------------------------------
Intersegment revenue
Systems Integration                              $   636    $   692    $   548
Space Systems                                        101         44         35
Aeronautical Systems                                  88         60         73
Technology Services                                  641        507        445
Corporate and Other                                   67         46         96
--------------------------------------------------------------------------------
                                                 $ 1,533    $ 1,349    $ 1,197
--------------------------------------------------------------------------------
Depreciation and amortization
Systems Integration                              $   242    $   269    $   282
Space Systems                                        146        160        177
Aeronautical Systems                                  82         74         81
Technology Services                                   14         12         16
Corporate and Other                                   45         54         50
--------------------------------------------------------------------------------
                                                 $   529    $   569    $   606
================================================================================





































(In millions)                                     1999       1998       1997
================================================================================
Amortization of intangible assets
Systems Integration                              $   304    $   304    $   308
Space Systems                                         29         29         29
Aeronautical Systems                                  80         80         80
Technology Services                                   18         18         17
Corporate and Other                                    9          5         12
--------------------------------------------------------------------------------
                                                 $   440    $   436    $   446
--------------------------------------------------------------------------------
Nonrecurring and unusual items--profit (loss)
Systems Integration                              $    13    $     4    $   (65)
Space Systems                                         21         --        (60)
Aeronautical Systems                                  --         --        (31)
Technology Services                                   --         --        (12)
Corporate and Other                                  215       (166)       110
--------------------------------------------------------------------------------
                                                 $   249    $  (162)   $   (58)
--------------------------------------------------------------------------------
Expenditures for property, plant and equipment
Systems Integration                              $   237    $   220    $   256
Space Systems                                        113        271        293
Aeronautical Systems                                 123        100         72
Technology Services                                   24         25         43
Corporate and Other                                  172         81         86
--------------------------------------------------------------------------------
                                                 $   669    $   697    $   750
--------------------------------------------------------------------------------
Investments in equity method investees
Systems Integration                              $    26    $    19    $     4
Space Systems                                        101        115        121
Aeronautical Systems                                   5         --         --
Technology Services                                   19         20         29
Corporate and Other                                1,620        374         63
--------------------------------------------------------------------------------
                                                 $ 1,771    $   528    $   217
--------------------------------------------------------------------------------
Assets/(a)/
Systems Integration                              $13,252    $13,435    $13,968
Space Systems                                      5,017      5,228      4,599
Aeronautical Systems                               3,206      3,593      3,507
Technology Services                                1,484      1,421      1,284
Corporate and Other                                7,053      5,067      5,003
--------------------------------------------------------------------------------
                                                 $30,012    $28,744    $28,361
================================================================================

(a) The Corporation has no significant long-lived assets located in foreign countries.

Net Sales by Customer Category

(In millions)                                     1999       1998       1997
================================================================================
U.S. Government
Systems Integration                              $ 8,349    $ 8,295    $ 8,228
Space Systems                                      4,722      5,589      6,100
Aeronautical Systems                               2,979      2,706      2,541
Technology Services                                2,033      1,718      1,518
Corporate and Other                                   15         --          9
--------------------------------------------------------------------------------
                                                 $18,098    $18,308    $18,396
================================================================================

                                                     Lockheed Martin Corporation

(In millions)                                     1999       1998       1997
================================================================================
Foreign governments/(a)/(b)/
Systems Integration                              $ 2,167    $ 2,157    $ 1,930
Space Systems                                        146         37         94
Aeronautical Systems                               2,501      2,721      2,737
Technology Services                                  106         97        100
Corporate and Other                                   --          1         --
--------------------------------------------------------------------------------
                                                 $ 4,920    $ 5,013    $ 4,861
--------------------------------------------------------------------------------
Commercial/(b)/
Systems Integration                              $   438    $   443    $   695
Space Systems                                        957      1,413      1,737
Aeronautical Systems                                  19         32         41
Technology Services                                  122        120        371
Corporate and Other                                  976        937      1,968
--------------------------------------------------------------------------------
                                                 $ 2,512    $ 2,945    $ 4,812
================================================================================

(a) Sales made to foreign governments through the U.S. Government are included in the foreign governments category above.

(b) Export sales, included in the foreign governments and commercial categories above, were approximately $5.7 billion, $6.1 billion and $5.9 billion in 1999, 1998 and 1997, respectively.

Note 18--Summary of Quarterly Information (Unaudited)


                                            1999 Quarters
(In millions, except         ---------------------------------------------------
per share data)              First/(a)/    Second/(b)/   Third/(c)/  Fourth/(d)/
================================================================================
Net sales                     $6,188        $6,203       $6,157      $6,982
Earnings from
  operations                     487           131          488         559
Earnings (loss) before
  cumulative effect
  of change in
  accounting                     268           (41)         217         293
Net (loss) earnings              (87)          (41)         217         293
Diluted earnings (loss)
  per share before
  cumulative effect
  of change in
  accounting                     .70          (.11)         .57         .76
Diluted (loss) earnings
  per share                     (.23)         (.11)         .57         .76
================================================================================

                                                1998 Quarters
(In millions, except         ---------------------------------------------------
per share data)                First     Second/(e)/   Third/(f)/  Fourth/(g)/
================================================================================
Net sales                     $6,217      $6,520       $6,349      $7,180
Earnings from
  operations                     618         638          696         400
Net earnings                     269         289          318         125
Diluted earnings
  per share                      .71         .76          .83         .33
================================================================================

(a) Net loss for the first quarter of 1999 includes a nonrecurring and unusual gain from the Corporation's sale of 4.5 million of its shares of L-3 as part of a secondary public offering by L-3. The gain favorably impacted the net loss by $74 million, or $.19 per diluted share. Net loss also includes the effect of the Corporation's adoption of SOP No. 98-5 pertaining to the costs of start-up activities which resulted in the recognition of a cumulative effect adjustment that negatively impacted the net loss by $355 million, or $.93 per diluted share.

(b) Net loss for the second quarter of 1999 includes the effects of negative adjustments related to changes in estimate on the C-130J airlift aircraft program due to cost growth and a reduction in production rates, based on a current evaluation of the program's performance. These adjustments, net of state income tax benefits, negatively impacted (loss) earnings before income taxes and cumulative effect of change in accounting by $197 million, and increased the net loss by $128 million, or $.33 per diluted share. Net loss for the second quarter also includes the effects of negative adjustments related to changes in estimate on the Titan IV program due to reduced award and incentive fees resulting from the Titan IV launch failure on April 30, 1999 as well as a more conservative assessment of future program performance. These adjustments, net of state income tax benefits, negatively impacted (loss) earnings before income taxes and cumulative effect of change in accounting by $84 million, and increased the net loss by $54 million, or $.14 per diluted share. Also, net earnings for the second quarter of 1999 include a nonrecurring and unusual item related to portfolio shaping activities which increased the net loss by $12 million, or $.03 per diluted share.

(c) Net earnings for the third quarter of 1999 include nonrecurring and unusual items related to gains from the sale of surplus real estate and a net gain associated with sales of various non-core businesses and investments and other portfolio shaping items. On a combined basis, these nonrecurring and unusual items increased net earnings by $34 million, or $.09 per diluted share.

(d) Net earnings for the fourth quarter of 1999 include a nonrecurring and unusual gain from the Corporation's sale of its remaining interest in L-3, which increased net earnings by $27 million, or $.07 per diluted share. Net earnings for the fourth quarter of 1999 also include nonrecurring and unusual gains related to the Corporation's sale of surplus real estate, and a net gain associated with sales of various non-core businesses and investments and other portfolio shaping items. On a combined basis, these items increased net earnings by $39 million, or $.10 per diluted share.

(e) Net earnings for the second quarter of 1998 include a nonrecurring and unusual gain related to the initial public offering of L-3's stock. This gain increased net earnings by $12 million, or $.03 per diluted share.

(f) Net earnings for the third quarter of 1998 include an adjustment resulting from significant improvement in the Atlas launch vehicle program based upon a current evaluation of the program's historical performance. This change in estimate, net of state income taxes, increased pretax earnings by $120 million and increased net earnings by $78 million, or $.21 per diluted share. Net earnings for the third quarter of 1998 include a nonrecurring and unusual gain related to the Corporation's portfolio shaping actions which increased net earnings by $12 million, or $.03 per diluted share.

(g) Net earnings for the fourth quarter of 1998 include an adjustment resulting from the impact of the restructure of a commercial satellite program which increased net earnings by approximately $32 million, or $.08 per diluted share. Net earnings for the fourth quarter of 1998 include the effects of a nonrecurring and unusual after-tax charge of $183 million, or $.48 per diluted share, related to CalComp, a majority-owned subsidiary of the Corporation (see Note 4), and a nonrecurring and unusual gain related to the Corporation's sale of surplus real estate which increased net income by $23 million, or $.06 per diluted share.

CONSOLIDATED FINANCIAL DATA--TEN YEAR SUMMARY/(a)/

(In millions, except per share data)                               1999/(b)/         1998/(c)/         1997/(d)/
===============================================================================================================
Operating Results
Net sales                                                         $ 25,530          $ 26,266          $ 28,069
Costs and expenses                                                  23,865            23,914            25,772
---------------------------------------------------------------------------------------------------------------
Earnings from operations                                             1,665             2,352             2,297
Other income and expenses, net                                         344               170               482
---------------------------------------------------------------------------------------------------------------
                                                                     2,009             2,522             2,779
Interest expense                                                       809               861               842
---------------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative effect
  of changes in accounting                                           1,200             1,661             1,937
Income tax expense                                                     463               660               637
---------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of changes in accounting             737             1,001             1,300
Cumulative effect of changes in accounting                            (355)               --                --
---------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                               $    382          $  1,001          $  1,300
---------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share
Basic:
Before cumulative effect of changes in accounting                 $   1.93          $   2.66          $  (1.56)
Cumulative effect of changes in accounting                            (.93)               --                --
---------------------------------------------------------------------------------------------------------------
                                                                  $   1.00          $   2.66          $  (1.56)
---------------------------------------------------------------------------------------------------------------
Diluted:
Before cumulative effect of changes in accounting                 $   1.92          $   2.63          $  (1.56)
Cumulative effect of changes in accounting                            (.93)               --                --
---------------------------------------------------------------------------------------------------------------
                                                                  $    .99          $   2.63          $  (1.56)
---------------------------------------------------------------------------------------------------------------
Cash dividends                                                    $    .88          $    .82          $    .80
---------------------------------------------------------------------------------------------------------------
Condensed Balance Sheet Data
Current assets                                                    $ 10,696          $ 10,611          $ 10,105
Property, plant and equipment                                        3,634             3,513             3,669
Intangible assets related to contracts and programs acquired         1,259             1,418             1,566
Cost in excess of net assets acquired                                9,162             9,521             9,856
Other assets                                                         5,261             3,681             3,165
---------------------------------------------------------------------------------------------------------------
Total                                                             $ 30,012          $ 28,744          $ 28,361
---------------------------------------------------------------------------------------------------------------
Short-term borrowings                                             $    475          $  1,043          $    494
Current maturities of long-term debt                                    52               886               876
Other current liabilities                                            8,285             8,338             7,819
Long-term debt                                                      11,427             8,957            10,528
Post-retirement benefit liabilities                                  1,805             1,903             1,993
Other liabilities                                                    1,607             1,480             1,475
Stockholders' equity                                                 6,361             6,137             5,176
---------------------------------------------------------------------------------------------------------------
Total                                                             $ 30,012          $ 28,744          $ 28,361
---------------------------------------------------------------------------------------------------------------
Common Shares Outstanding at Year End                                397.8             393.3             388.8
===============================================================================================================

Notes to Ten Year Summary

(a) The Corporation was formed in 1995 from the combination of Lockheed Corporation and Martin Marietta Corporation. All financial information prior to 1995 was derived from the financial statements of those companies under the pooling of interests method of accounting.

(b) Includes the effects of nonrecurring and unusual items which, on a combined basis, increased pretax earnings by $249 million, $162 million after tax, or $.42 per diluted share. Also includes a cumulative effect adjustment relating to the adoption of SOP No. 98-5 regarding costs for start-up activities which resulted in a nonrecurring and unusual charge that reduced net earnings by $355 million, or $.93 per diluted share.

(c) Includes the effects of nonrecurring and unusual items which, on a combined basis, decreased pretax earnings by $162 million, $136 million after tax, or $.36 per diluted share.

(d) Includes the effects of a nonrecurring and unusual tax-free gain of $311 million and the aggregate effects of other nonrecurring and unusual items which decreased pretax earnings by $369 million, $245 million after tax. On a combined basis, these items decreased diluted loss per share by $.15. Loss per share also includes the effects of the deemed preferred stock dividend resulting from the GE Transaction which reduced the basic and diluted per share amounts by $4.93.

                                                     Lockheed Martin Corporation

 1996/(e)/       1995/(f)/       1994/(g)/         1993/(h)/         1992/(i)/         1991           1990
==============================================================================================================

$ 26,875        $ 22,853        $ 22,906          $ 22,397          $ 16,030          $ 15,871       $ 16,089
  24,594          21,571          21,127            20,857            14,891            14,767         15,178
--------------------------------------------------------------------------------------------------------------
   2,281           1,282           1,779             1,540             1,139             1,104            911
     452              95             200                44                42               (49)            34
--------------------------------------------------------------------------------------------------------------
   2,733           1,377           1,979             1,584             1,181             1,055            945
     700             288             304               278               177               176            180
--------------------------------------------------------------------------------------------------------------

   2,033           1,089           1,675             1,306             1,004               879            765
     686             407             620               477               355               261            161
--------------------------------------------------------------------------------------------------------------
   1,347             682           1,055               829               649               618            604
      --              --             (37)               --            (1,010)               --             --
--------------------------------------------------------------------------------------------------------------
$  1,347        $    682        $  1,018          $    829          $   (361)         $    618       $    604
--------------------------------------------------------------------------------------------------------------

$   3.40        $   1.64        $   2.66          $   2.00          $   1.66          $   1.53       $   1.48
      --              --            (.10)               --             (2.58)               --             --
--------------------------------------------------------------------------------------------------------------
$   3.40        $   1.64        $   2.56          $   2.00          $   (.92)         $   1.53       $   1.48
--------------------------------------------------------------------------------------------------------------

$   3.04        $   1.54        $   2.43          $   1.88          $   1.65          $   1.52       $   1.48
      --              --            (.09)               --             (2.57)               --             --
--------------------------------------------------------------------------------------------------------------
$   3.04        $   1.54        $   2.34          $   1.88          $   (.92)         $   1.52       $   1.48
--------------------------------------------------------------------------------------------------------------
$    .80        $    .67        $    .57          $    .55          $    .52          $    .49       $    .45
--------------------------------------------------------------------------------------------------------------

$ 10,346        $  8,208        $  8,143          $  6,961          $  5,157          $  5,553       $  5,442
   3,721           3,134           3,455             3,643             3,139             3,155          3,200
   1,767           1,553           1,696             1,832                42                52             59
  10,394           2,794           2,831             2,697               841               864            882
   3,312           1,869           1,854             1,949             1,648               895            883
--------------------------------------------------------------------------------------------------------------
$ 29,540        $ 17,558        $ 17,979          $ 17,082          $ 10,827          $ 10,519       $ 10,466
--------------------------------------------------------------------------------------------------------------
$  1,110        $     --        $     --          $     --          $     --          $     --       $     --
     180             722             285               346               327               298             30
   7,382           4,462           5,177             4,690             3,176             3,833          4,235
  10,188           3,010           3,594             4,026             1,803             1,997          2,392
   2,077           1,795           1,859             1,848             1,579                54             --
   1,747           1,136             978               971               460               112             38
   6,856           6,433           6,086             5,201             3,482             4,225          3,771
--------------------------------------------------------------------------------------------------------------
$ 29,540        $ 17,558        $ 17,979          $ 17,082          $ 10,827          $ 10,519       $ 10,466
--------------------------------------------------------------------------------------------------------------
   385.5           397.2           398.3             395.8             388.1             402.7          401.4
==============================================================================================================

(e) Reflects the business combination with Loral Corporation effective April 1996. Includes the effects of a nonrecurring and unusual pretax gain of $365 million, $351 million after tax, and nonrecurring and unusual pretax charges of $307 million, $209 million after tax which, on a combined basis, increased diluted earnings per share by $.32.

(f) Includes the effects of nonrecurring and unusual charges for merger related and consolidation expenses totaling $690 million, $436 million after tax, or $.99 per diluted share.

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